Form 20-F
period 2002-12-31
MEXICO MINING GROUP
filed 2003-07-16
CIK 1057276

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 333-08430

GRUPO MINERO MÉXICO, S.A. DE C.V.

(Exact name of Registrant as specified in its charter)

MEXICO MINING GROUP

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Grupo Minero México, S.A. de C.V.
Baja California 200
Col. Roma Sur
06760 México, D.F.
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

8.25% Series A Guaranteed Senior Notes due 2008

9.25% Series B Guaranteed Senior Notes due 2028

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Shares of common stock:  650,161,917 Class I Series B Shares

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐            Item 18  ☒

Table of Contents

PRESENTATION OF INFORMATION
FORWARD LOOKING STATEMENTS
PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
SELECTED FINANCIAL DATA
SELECTED OPERATING DATA
EXCHANGE RATES
RISK FACTORS
ITEM 4.	INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
ORGANIZATIONAL STRUCTURE
BUSINESS OVERVIEW
DESCRIPTION OF PROPERTY, PLANTS AND EQUIPMENT
CAPITAL EXPENDITURES
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
TREND INFORMATION
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.
DIRECTORS AND SENIOR MANAGEMENT
COMPENSATION
BOARD PRACTICES
EMPLOYEES
SHARE OWNERSHIP
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
ITEM 8.	FINANCIAL INFORMATION
FINANCIAL STATEMENTS
OTHER FINANCIAL INFORMATION
ITEM 9.	THE OFFER AND LISTING
ITEM 10.	ADDITIONAL INFORMATION
MEMORANDUM AND ARTICLES OF ASSOCIATION (ESTATUTOS SOCIALES)
MATERIAL CONTRACTS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
SUBSIDIARY INFORMATION
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
INTEREST RATE RISK
FOREIGN EXCHANGE RISK
COMMODITY PRICE RISK
SENSITIVITY ANALYSIS
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

i

ii

PRESENTATION OF INFORMATION

We are Grupo Minero México, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (“Mexico”) and are required to file an annual report on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 15d-1 thereunder, because we issued the 8.25% Series A Guaranteed Senior Notes due 2008 (the “Series A Notes”) and 9.25% Series B Guaranteed Senior Notes due 2028 (the “Series B Notes” and, together with the Series A Notes, the “Notes”). The Notes were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the “Act”) (Commission File No. 333-8430).

We present our financial statements in pesos and in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”). Mexican GAAP provides for the recognition of certain effects of inflation by restating nonmonetary assets and liabilities using the Mexican National Consumer Price Index (the “NCPI”), restating the components of stockholders’ equity using the NCPI and recording gains or losses in purchasing power from holding monetary liabilities or assets. Mexican GAAP also requires restatement of financial statements to pesos of purchasing power as of the date of the most recent balance sheet presented. All data in the financial statements included in this Annual Report, the selected financial information derived therefrom and other financial information included in this Annual Report have been restated to pesos of purchasing power as of December 31, 2002, except as otherwise indicated.

Mexican GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”).  For a discussion of certain significant differences between Mexican GAAP and U.S. GAAP as they relate to us, together with a reconciliation of net (loss) income and stockholders’ equity to U.S. GAAP, see Note 18 to our audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 (together with the notes thereto, the “Financial Statements”), set forth herein at Annex F. The effect of price-level restatement under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP. See Note 18 to the Financial Statements.

In addition to our Financial Statements, there are also included herein, audited consolidated financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, together with notes thereto, for each of Mexicana de Cobre, S.A. de C.V., our 96.43% owned subsidiary (“Mexcobre”), and Mexicana de Cananea, S.A. de C.V., our 98.49% owned subsidiary (“Mexcananea”). Mexcobre, Mexcananea and three other of our subsidiaries have guaranteed, jointly and severally, the Notes, the securities in respect of which this Annual Report on Form 20-F has been filed. The financial statements of Mexcobre and Mexcananea are set forth herein at Annex F-1 and Annex F-2, respectively.

References in this Annual Report to “U.S. dollars” or “US$” are to the lawful currency of the United States.  References in this Annual Report to “pesos” or “Ps.” are to the lawful currency of Mexico.

This Annual Report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, such U.S. dollar amounts have been translated from pesos at an exchange rate of Ps. 10.3125 to US$ 1.00, the exchange rate as of December 31, 2002 published by Banco de México (the “Mexican Central Bank”). On December 31, 2002, the difference between the exchange rate published by the Mexican Central Bank and the noon buying rate in New York City for cable transfers in pesos as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) of Ps. 10.4250 to US$ 1.00 was not material. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates since 1997. On June 23, 2003 the exchange rate published by the Mexican Central Bank was Ps. 10.4858 per US$ 1.00 and the noon buying rate was Ps. 10.4745 per US$ 1.00.

Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons. One metric ton equals approximately 2,204.62 pounds.

FORWARD LOOKING STATEMENTS

In this document we may from time to time make written or oral forward-looking statements. In the future, we may also make such forward-looking statements in our periodic reports to the Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others. These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or expectations or those of our officers with respect to trends affecting our financial condition or results of operations. When used in this Annual Report, the words “anticipate”, “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us or our management are intended to identify such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, including, without limitation, the information under “Item 4.  Information on the Company” and “Item 5. Operating and Financial Review and Prospects”, identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.                                            IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Items 1.A and 1.B are not applicable. Item 1.C, Auditors, is as follows:

Our external auditors are Galaz, Yamazaki, Ruíz Urquiza, S.C. (“Galaz”), the Mexican national practice of Deloitte Touche Tohmatsu (“DTT”). Prior to June 10, 2002, our external auditors were Ruiz, Urquiza y Cía., S.C. (“Ruiz Urquiza”), a former member firm of Andersen Worldwide, which was subject to the quality control procedures of Arthur Andersen LLP required for foreign associated firms that are embodied in the requirements of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Subsequent to June 9, 2002, Ruiz Urquiza was subject to the quality control procedures of Deloitte & Touche LLP. The change in external auditors resulted from the integration of the partners and personnel of Ruíz Urquiza with DTT’s prior Mexican national practice, Galaz, Gomez Morfín, Chavero, Yamazaki, S.C.

ITEM 2.                                           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                           KEY INFORMATION

SELECTED FINANCIAL DATA

The information set forth below has been derived from our financial statements, including the Financial Statements included elsewhere in this Annual Report. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto, and “Item 5. Operating and Financial Review and Prospects.”

The Financial Statements have been prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP.  Note 18 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of stockholders’ equity and majority net (loss) income as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.  See “Presentation of Information.”

Our financial statements have been prepared giving effect to Bulletin B-10, as amended, and Bulletin B-12 issued by the Mexican Institute of Public Accountants. Generally, Bulletin B-10 is designed to provide for the recognition of the effects of inflation by requiring us to restate nonmonetary assets and liabilities using the NCPI, to restate the components of stockholders’ equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. The Third Amendment to Bulletin B-10 requires restatement of all financial statements to pesos of purchasing power as of the date of the most recent balance sheet presented. All data in the financial statements included in this Annual Report and the selected financial information derived therefrom set forth below have been restated to pesos of purchasing power as of December 31, 2002, except as otherwise indicated. Bulletin B-12 requires that the statement of changes in financial position reconcile changes from the restated prior year balance sheet to the current balance sheet. The effects of price-level restatement under Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Note 18 to the Financial Statements.

	As of and for the year ended December 31,
	1998	1999	2000	2001	2002	2002
	(Millions of constant pesos as of December 31, 2002, except ratios and per share data)(1)					(Millions of US$)(1)
Income Statement Data:
Mexican GAAP
Net sales	Ps. 14,185.6	Ps.12,427.0	Ps. 12,918.0	Ps. 9,455.1	Ps. 7,352.8	US$713.0
Cost of sales	9,617.6	8,981.3	10,004.9	8,442.0	6,089.3	590.5
Gross profit	4,568.0	3,445.7	2,913.1	1,013.1	1,263.5	122.5
Depreciation, amortization and depletion	1,773.1	1,665.7	1,673.2	1,720.4	1,743.9	169.1
Operating income (loss)	2,273.4	1,309.7	801.7	(1,095.4)	(883.8)	(85.7)
Net comprehensive financing result	(1,001.3)	442.9	(96.4)	(180.2)	(698.9)	(67.8)
Income (loss) before unusual charge and write - down for plant closure, income taxes and employee statutory profit - sharing	1,265.0	1,805.7	679.4	(1,202.8)	(1,591.2)	(154.3)
Unusual charge and write - down for plant closure(2)	446.1	92.2	—	—	—	—
Net income (loss)	103.2	1,350.7	266.2	(874.1)	(1,178.3)	(114.3)
Weighted average basic and diluted common shares outstanding, in thousands	650,162	650,162	650,162	650,162	650,162	650,162
Earnings (loss) per share for income (loss) before unusual charge and write - down for plant closure, income taxes and employee statutory profit - sharing	1.94	2.77	1.04	(1.85)	(2.44)	(0.24)
Loss per share for unusual charge and write - down for plant closure	(.67)	(0.14)	—	—	—	—
Earnings (loss) per share of the majority	0.07	2.05	0.41	(1.34)	(1.81)	(0.18)
Dividends declared per share	—	—	—	—	20.69	2.01
U.S. GAAP
Net sales	13,284.6	11,710.1	12,221.3	9,093.0	7,189.8	697.2
Operating income (loss)	1,881.0	1,252.9	1,109.6	61.7	237.4	23.0
Extraordinary items	117.4	20.8	—	—	—	—
Net income (loss)	2,523.6	1,463.9	135.8	(1,804.2)	167.1	16.2
Earning per share for operating income (loss)	2.89	1.93	1.71	0.09	0.36	0.04
Earning per share for extraordinary item	0.18	0.03	—	—	—	—
Basic and diluted net income (loss) per share (majority)	3.88	2.25	0.21	(2.77)	0.26	0.02
Balance Sheet Data:
Mexican GAAP
Working capital (deficiency)	8,917.1	3,931.3	2,992.2	8,715.6	(9,831.7)	(953.4)
Current assets	11,506.4	6,081.3	6,816.5	6,571.1	6.979.1	676.8
Property and equipment	32,606.7	32,330.2	31,677.1	30,368.4	28,699.7	2,783.0
Total assets	51,389.2	50,017.5	49,097.8	47,178.8	47,350.0	4,591.5
Short-term debt and interest payable	835.8	748.7	1,904.0	12,947.6	186.6	18.1
Long-term debt	16,614.2	13,720.1	11,831.6	—	13,635.1	1,322.2
Total debt and interest payable	17,450.0	14,468.8	13,735.6	12,947.6	13,821.7	1,340.3
Stockholders’ equity	31,201.6	33,031.9	24,070.2	22,684.6	8,209.1	796.0
U.S. GAAP
Total assets	44,864.9	44,006.2	44,536,0	44,318.6	45,413.4	4,403.7
Long-term debt	16,498.0	13,595.7	11,831.6	—	13,635.1	1,322.2
Stockholders’ equity	18,595.4	20,412.1	20,035.5	18,203.4	6,112.0	592.7

(1)                                  U.S. dollar amounts provided are translations from the peso amounts, solely for the convenience of the reader, at the exchange rate of Ps. 10.3125 per U.S. dollar as of December 31, 2002 published by the Mexican Central Bank.

(2)                                  Those nonrecurring charges relate to the strike at the Cananea Unit. We incurred nonrecurring charges of Ps. 84.9 million and Ps. 92.2 million in 1998 and 1999, respectively, consisting of nonproductive fixed costs expended during the stoppage and a charge of Ps. 361.2 million in 1998 from the write-down of the smelter plant, the tailings dam and water supplies operations.

SELECTED OPERATING DATA

The following tables present our selected production and other operating data on a consolidated basis and for the Mexcobre Unit, the Immsa Unit and the Cananea Unit (as such terms are defined under “Item 4. Information on the Company—Organizational Structure”). Our selected operating data presented on a consolidated basis eliminate intercompany sales and include metal contained in concentrates produced from our own mines and copper cathodes produced by the Cananea Unit and the Mexcobre Unit. The data for each of our operating units include production sold to the other operating units.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(Volumes in metric tons, unless otherwise indicated)
Grupo Minero México, S.A. de C.V.
Copper production:
Metric tons	336,909	314,633	313,626	306,341	267,532
Thousands of pounds	742,756	693,646	691,426	675,365	589,806
Zinc production:
Metric tons	170,331	167,283	167,798	149,252	135,442
Thousands of pounds	375,515	368,795	369,931	329,044	298,598
Lead production:
Metric tons	30,530	34,716	29,230	28,991	23,800
Thousands of pounds	67,307	76,536	64,441	63,914	52,470
Silver production:
Metric tons	501	519	528	510	450
Thousands of ounces	16,106	16,673	16,986	16,407	14,462
Gold production:
Kilograms	979	878	846	741	632
Thousands of ounces	31	28	27	24	20
Mexcobre Unit
Material moved (metric tons in thousands)	80,533	81,931	84,175	84,204	62,592
Ore milled (metric tons in thousands)	33,410	33,439	33,308	32,762	21,750
Ore grade (average % copper for period)	0.56	0.54	0.49	0.53	0.54
Leach ore (metric tons in thousands)	19,422	17,814	17,099	24,428	25,531
Waste (metric tons in thousands)	27,701	30,679	33,768	27,014	15,311
Stripping ratio(1)	1.41	1.45	1.53	1.57	1.88
Concentrate production:
Copper	507,975	505,988	462,196	503,834	333,885
Molybdenum	10,321	13,839	12,009	9,579	5,944
Metal contained in concentrate production:
Copper	156,759	152,860	136,680	140,760	91,925
Silver	67	66	63	59	44
Gold (kilograms)	152	141	138	163	132
Molybdenum	5,949	7,961	6,886	5,518	3,428
Smelter(2) and SX-EW production:(7)
Copper anodes	298,781	343,919	295,533	317,133	239,031
Copper cathodes	20,754	22,224	21,772	20,609	19,295
Sulfuric acid	871,000	1,009,000	857,300	965,850	703,801
Refinery production:(4)
Copper cathodes	226,569	274,990	244,153	257,495	199,905
Refined silver	—	66	244	206	212
Refined gold (kilograms)	—	379	1,312	1,177	742
Rod plant production:(5)
Copper rod	50,047	98,615	130,611	129,562	97,485

	Year ended December 31,
	1998	1999	2000	2001	2002
	(Volumes in metric tons, unless otherwise indicated)
Immsa Unit
Ore milled (metric tons in thousands)	6,363	6,284	5,900	5,717	4,604
Concentrate production:
Zinc	321,297	317,522	314,457	276,996	249,619
Copper	109,745	111,705	107,208	99,428	87,877
Lead	58,728	65,623	55,370	52,233	43,870
Metal contained in concentrate production:
Zinc	170,331	167,283	167,798	149,252	135,442
Copper	25,450	26,210	23,935	22,822	19,630
Silver	404	423	425	421	381
Gold (kilograms)	420	406	332	278	266
Lead	30,530	34,716	29,230	28,991	23,800
San Luis Potosi-zinc refinery production:
Refined zinc	101,355	99,576	105,879	107,005	92,012
Cadmium	601	541	606	696	587
San Luis Potosi-copper smelter production:
Copper blister	33,053	30,798	31,239	30,664	24,381
Arsenic trioxide	2,573	2,419	2,523	2,380	1,947
Monterrey refinery production:(3)
Refined silver	353	223	161	178	157
Refined gold (kilograms)	1,781	725	212	164	155
Refined lead	30,154	26,937	27,904	30,430	17,659
Nueva Rosita facilities production:
Coal	296,605	200,292	1,677,241	1,776,529	1,050,296
Coke	98,695	93,830	86,957	88,339	83,456
Cananea Unit
Material moved (metric tons in thousands)	103,890	84,477	103,475	94,551	88,435
Ore milled (metric tons in thousands)	22,056	20,955	23,371	20,507	19,026
Ore grade (average % copper for period)	0.58	0.50	0.52	0.50	0.57
Leach ore (metric tons in thousands)	31,356	22,147	30,671	33,774	31,876
Waste (metric tons in thousands)	50,481	41,375	49,433	40,270	37,533
Stripping ratio(1)	3.71	3.03	3.43	3.61	3.65
Copper concentrate production	385,621	329,302	379,640	314,354	323,351
Metal contained in concentrate production:
Copper	105,882	84,610	97,451	82,198	86,641
Silver	30	30	40	31	25
Gold (kilograms)	407	331	376	300	234
Smelter(6) and SX-EW(7) production:
Copper blister	49,592	—	—	—	—
Copper cathodes	28,064	28,729	33,788	39,952	50,041

(1)                                  Stripping ratio is waste plus leachable ore divided by ore mined in the material moved in an open pit operation.

(2)                                  Smelter capacity was increased to 360,000 tons per year in June 1999 with the addition of a new shaft furnace at the La Caridad smelter.

(3)                                  Includes production from the Monterrey plant and refining operations with third parties.

(4)                                  The precious metals refinery at La Caridad commenced operations in July 1999.

(5)                                  The rod plant at La Caridad commenced operations in April 1998.

(6)                                  The Cananea smelter ceased operations in November 1998 and was closed in February 1999.

(7)                                  Production at the Mexcobre and Cananea SX-EW facilities includes the production of copper from leaching materials.

EXCHANGE RATES

Mexico has had a free market for foreign exchange since November 1991. Prior to December 1994, the Mexican Central Bank kept the peso-U.S. dollar exchange rate within a range prescribed by the Government through intervention in the foreign exchange market. In December 1994, the Government suspended intervention by the Mexican Central Bank and allowed the peso to float freely against the U.S. dollar.

During much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in certain countries, including Brazil and Venezuela. The peso declined during this period, but was relatively stable in 1999 and in 2000. The peso appreciated in value against the U.S. dollar in 2001 and continued to do so during the first quarter of 2002. During the remainder of 2002 and the first quarter of 2003, however, the peso has depreciated against the U.S. dollar.  There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not depreciate or appreciate in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate, expressed in nominal pesos per U.S. dollar.

	Exchange Rate
Period	High	Low	Average(1)	Period-end
2002:
December	10.31	10.10	10.20	10.31
2003:
January	10.99	10.33	10.55	10.99
February	11.06	10.77	10.91	11.03
March	11.23	10.72	10.94	10.77
April	10.79	10.43	10.63	10.43
May	10.41	10.11	10.26	10.32
June (through June 23, 2003)	10.74	10.24	10.50	10.47

(1)                                  Average of daily rates.

	Exchange Rate
Year ended December 31,	Average(1)	Period-end
1998	9.25	9.90
1999	9.56	9.48
2000	9.46	9.60
2001	9.34	9.17
2002	9.66	10.31
2003 (through June 23, 2003)	10.63	10.47

(1)                                  Average of rates on the last day of each month in the period.

As of June 23, 2003, the noon buying rate was 10.4745 pesos per U.S. dollar.

RISK FACTORS

We are subject to various changing competitive, economic, political and social risks and conditions which are described below:

Certain Factors Relating to Our Business

Fluctuations in the market price of the metals we produce may significantly affect our financial performance

Our financial performance is significantly affected by the market prices of the metals that we produce and, in particular, market prices of copper, zinc and silver. These prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates.  In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

Our results were adversely affected in 1998, 1999, 2001 and 2002 by decreases in copper prices. Copper prices averaged US$ 0.72 per pound during 2002, as compared to an average of US$ 0.73 per pound during 2001 and US$ 0.84 per pound during 2000. The price of copper was US$ 0.70 per pound at December 31, 2002 and the lowest price of copper during 2002 was US$ 0.65 per pound on January 2, 2002. The price of copper was US$ 0.77 per pound at June 23, 2003. The current low level of copper prices resulted in lower net sales, a loss from operations and a net loss in 2002.  Copper prices rebounded slightly during the latter part of 2002 and the first quarter of 2003. In the event of a substantial and sustained decline in the price of copper, these trends in operating results may persist or worsen, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.  See Item 5. “Operating and Financial Review and Prospects—Operating Results—Commodity Prices; —Summary of Prices, Volumes Sold and Net Sales.”

Despite our financial restructuring, our financial condition and liquidity may not improve

As a result of the decline in the market prices of the metals we produce during the past several years, in 2001 and 2002 we were not in compliance with certain debt covenants and were in default under certain payment obligations.  On April 29, 2003, we entered into several definitive agreements through which we restructured the terms of our defaulted indebtedness.  Although we are not aware of any existing default with respect to the terms of our indebtedness after the financial restructuring, the current low level of metals prices may continue to place significant strains on our results of operations and liquidity.  As the market prices of the metals we produce is outside of our control, our restructuring may not result in any lasting improvement in our financial condition and liquidity.  In addition, we continue to be exposed to the other risks enumerated in these “Risk Factors” even after the restructuring.  There can be no assurance that we will be able to comply with the terms of our indebtedness or that we will not be in payment default in the future.

We may be adversely affected by the imposition of more stringent environmental regulations that would require us to spend additional funds

The mining and processing industries in Mexico are subject to federal and state laws and regulations (including certain industry technical standards) governing protection and remediation of the environment, mining operations, occupational health and safety and other matters. Mexican environmental regulations have become increasingly stringent over the last decade. This trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement (“NAFTA”). Accordingly, although we believe that all of our facilities are in material compliance with applicable environmental, mining and other laws and regulations, there can be no assurance that more stringent enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have an adverse effect on our business, properties, results of operations, financial condition or prospects. See Item 4.  “Information on the Company—Business Overview—Environmental and Other Regulations.”

Our actual reserves may not conform to current expectations

The proven and probable ore reserve data included in this Annual Report are estimates based on standard evaluation methods generally used in the international mining industry. There can be no assurance that actual reserves will conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Lower market prices increased production costs, reduced recovery rates and other factors, may render proven and probable reserves uneconomic to exploit and may result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations. See Item 4.  “Information on the Company—Description of Property, Plants and Equipment—Reserves.”

Our metals exploration efforts are highly speculative in nature and may be unsuccessful

Metals exploration is highly speculative in nature, involves many risks and frequently is unsuccessful.  Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of the foregoing uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves. See Item 4.  “Information on the Company—Description of Property, Plants and Equipment—Exploration.”

Our insurance coverage may be insufficient to cover our losses

The business of mining, smelting and refining copper, zinc and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes. Such occurrences could result in damage to, or destruction of, mining, monetary losses and possible legal liability. We maintain insurance against these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

We are uncertain as to the termination and renewal of our concessions

Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Our mineral rights derive from concessions granted by the Secretaría de Economía, formerly known as Secretaría de Comercio y Fomento Industrial (the “Secretary of Economy”) pursuant to the Ley Minera (the “Mining Law”) and regulations thereunder.

Mining concessions may be terminated if the obligations of the concessionaire are not satisfied. A concessionaire of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, and to provide information to the Secretary of Economy and permit inspections by the Secretary of Economy.  See Item 4.  “Information on the Company—Description of Property, Plants and Equipment—Mining Concessions and Properties.”

Changes in the level of industrial and consumer users’ demand for our metal products may adversely affect our product sales revenues

The level of our product sales revenues is dependent on the level of industrial and consumer users’ demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that such changes increase or decrease the need for our metal products. Technological developments in industries as diverse as fiber optics (in which communications network links are fabricated from glass fiber rather than copper wire) and digital photography (which employs memory chips in lieu of traditional film that relies on developing techniques using silver) may affect overall levels of demand for certain metals.

Certain Factors Relating to Mexico and Elsewhere May Adversely Affect Our Business, Results of Operations and Financial Condition

Mexican economic and political conditions may have an adverse impact on our business

Beginning in December 1994 and continuing into 1996, Mexico experienced an economic crisis characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. The economic crisis occurred in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso.

The annual inflation rate in Mexico was 18.6% in 1998, 12.8% in 1999, 9.0% in 2000, 4.4% in 2001 and 5.7% in 2002. The Mexican government has publicly announced that it does not expect inflation to exceed 3.0% in 2003.  Interest rates on 28-day Cetes or Mexican treasury bills were an average of 24.8% per annum in 1998, 16.25% per annum in 1999, 15.24% per annum in 2000, 11.26% per annum in 2001 and 7.09% per annum in 2002. On June 20, 2003, the 28-day Cetes rate was 7.17% per annum. Mexico’s gross domestic product increased at an annual rate of 4.8% in 1998, 3.7% in 1999, 6.9% in 2000, decreased 0.3% in 2001 and increased 0.9% in 2002. Gross domestic product decreased at an annualized rate of 2.3% in the first three months of 2003.  International reserves were US$ 30.1 billion at December 31, 1998, US$ 30.7 billion at December 31, 1999, US$ 33.6 billion at December 31, 2000, US$ 40.9 billion at December 31, 2001, US$ 48.0 billion at December 31, 2002 and US $53.3 billion at June 20, 2003.

The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives, and there can be no assurance that these and other economic plans of the Mexican government will achieve their stated goals. Future Mexican governmental actions could have an adverse effect on market conditions, prices and returns on Mexican securities (including our securities) and Mexican companies (including us, our business, results of operations, financial condition, ability to obtain financing and prospects).

Inflation, restrictive exchange control policies and devaluation of the peso may adversely affect our financial condition and results of operations

The inflation rate in Mexico, as measured by the NCPI, was 18.6% in 1998, 12.3% in 1999, 9.0% in 2000, 4.4% in 2001 and 5.7% in 2002. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso declined by 23.2% in 1998, 4.2% in 1999, and 0.81% in 2000, appreciated by 4.48% in 2001 and declined by 12.47% in 2002. See “Item 3. Key Information—Exchange Rates”.

Although all of our sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 71% in 2002) is denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 1999, 2000 and in 2001, our net income is adversely affected.  See Item 5. “Operating and Financial Review and Prospects—Operating Results—Effects of Exchange Rate Fluctuations and Inflation.”

We have significant liabilities and assets denominated in U.S. dollars and, to the extent we have net U.S. dollar-denominated liabilities, we are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. We recorded net foreign exchange losses of Ps. 271.6 million in 2002. The peso has been subject to significant devaluation in the past and has caused us to suffer net foreign exchanges losses. There can be no assurance that such devaluation will not occur in the future or that it will not result in net foreign exchange losses for us. See Item 3. “Key Information—Exchange Rates,”  Item 5. “Operating and Financial Review and Prospects—Operating Results—Effects of Exchange Rate Fluctuations and Inflation”, and Item 11. “Quantitative and Qualitative Disclosure about Market Risk.”

In the event of renewed shortages of foreign currency, no assurance can be given that the Mexican government will not institute restrictive exchange control policies in the future. The imposition of such policies in the future could impair our ability to obtain imported goods and to meet our U.S. dollar-denominated obligations (including our Notes) and could have an adverse effect on our business and financial condition.  See Item 3. “Key Information—Exchange Rates.”

Developments in other emerging markets countries and in  the United States  may adversely affect the market price of the Notes

The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in values of securities in the Asian markets.  Similarly, in the second half of 1998 and in early 1999, prices of Mexican securities were adversely affected by the economic crises in Russia and Brazil. There can be no assurance that the market value of the Notes would not be adversely affected by events elsewhere, especially in emerging market countries.

There is concern that Argentina’s insolvency and default on its public debt, which deepened the existing financial, economic, and political crises in that country, may adversely affect securities of issuers or guarantors in other countries, including Mexico. The devaluation of the Argentine peso has had a material adverse effect on Argentina and has created a crisis in the Argentine financial system. The Argentine government has substantially impeded the ability of Argentine debtors to service their external debt without Argentine Central Bank approval. To the extent that the Argentine government is unsuccessful in preventing further economic decline through its implementation of various economic measures, this crisis may adversely affect issuers or guarantors in other countries, including Mexico.

In addition, in recent years economic conditions in Mexico have increasingly become correlated to U.S. economic conditions. Therefore, adverse economic conditions in the United States could have a significant adverse effect on Mexican economic conditions.

Certain Factors Relating to the Notes

Our ability to repay the Notes is almost exclusively dependent on cash flows from our subsidiaries

We are a holding company that has no business operations other than (i) holding the capital stock of our subsidiaries, (ii) holding cash and short-term investments and (iii) advancing funds to, and receiving funds from, subsidiaries engaged in operations or in providing services to other subsidiaries.  In repaying the Notes, we will rely almost exclusively on cash flows from our subsidiaries. See Item 4. “Information on the Company—Organizational Structure” and Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”  The ability of our subsidiaries to make payments with respect to advances from us or to advance funds to us will be affected by the obligations of the subsidiaries to their creditors, and claims of the holders of the Notes against the cash flows and assets of our subsidiaries other than the subsidiaries which are guarantors of the Notes (“Guarantors”) will be effectively subordinated to claims of such creditors. At December 31, 2002, approximately 1.6% of our consolidated stockholders’ equity was in these non-Guarantor subsidiaries. The ability of our subsidiaries to pay dividends will be subject to applicable provisions of Mexican corporate law, the by-laws of each subsidiary and applicable contractual restriction. The Guarantors will be subject to similar limitations on the ability of their respective subsidiaries to make payments to them.

The Notes are structurally subordinate to substantially all of our indebtedness, which is now secured

As a result of the restructuring of our financial indebtedness, which concluded on April 29, 2003 with the execution of definitive agreements by and among, among others, us and our creditors, substantially all of our indebtedness is now secured by collateral comprised of our assets and those of our subsidiaries.  The collateral securing our obligations in connection with the restructured indebtedness includes, without limitation, substantially all of our assets, our common stock and the common stock of Minera México. As a result, the Notes are structurally subordinated to our restructured indebtedness to the extent of such collateral.  In addition, this restructured indebtedness imposes financial and other restrictions on us and our subsidiaries, including limitations on the incurrence of debt and liens and on our ability to dispose of assets. These restrictions may reduce our flexibility in responding to changing business or economic conditions. Failure by us to comply with certain covenants will give the relevant lenders the right to retain the proceeds of the collateral, to declare the indebtedness to be in default, to accelerate the maturity of the indebtedness or to take other enforcement action against us.  See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”  Any such enforcement action would have an adverse effect on our financial position.

We may not have sufficient assets to satisfy claims with respect to any guarantee of the Notes that is held to be unenforceable

To the extent that the guarantees with respect to the Notes (the “Guarantees”) are valid and enforceable in accordance with the laws of the State of New York and the United States (subject to bankruptcy, insolvency and other circumstances in which such enforceability may be limited), the laws of Mexico do not prevent the Guarantees from being valid, binding and enforceable against the Guarantors in accordance with their terms. In the event that U.S. federal or state fraudulent conveyance or similar laws are applied to the issuance of a Guarantee, if any Guarantor, at the time it incurred such Guarantee, (a)(i) was or is insolvent or rendered insolvent by reason of such incurrence, (ii) was or is engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (iii) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature and (b) received or receives less than reasonably equivalent value or fair consideration, the obligations of such Guarantor under its Guarantee could be avoided, or claims in respect of such Guarantee could be subordinated to all other debts of such Guarantor.  Among other things, a legal challenge to a Guarantee on fraudulent conveyance grounds may focus on benefits, if any, realized by such Guarantor as a result of our issuance of the Notes. To the extent that any Guarantee were held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of the Guarantor issuing such Guarantee and would have a claim solely with respect to any Guarantors whose Guarantees were not avoided or held unenforceable. There can be no assurance that, after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portion of a Guarantee.  See “—Holding Company Structure”.

There is no public market for the Notes

There can be no assurance regarding the future development or continuation of a market for the Notes, the ability of holders of the Notes to sell their Notes or the price for which such holders may be able to sell their Notes.  In such a market, the Notes could trade at prices that may be higher or lower than the initial offering price, depending on many factors, including some beyond our control. The liquidity of, and trading market for, the Notes may also be adversely affected by changes in interest rates and declines and volatility in the market for similar securities as well as by any changes in our financial condition or results of operations.

We may not have sufficient resources to satisfy our obligation to repurchase the Notes upon a change of control

The Indenture under which the Notes were issued provides that upon the occurrence of a Change of Control (as defined below), we will be required to offer to holder of the Notes to repurchase any and all of the Notes at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.  In general, a Change of Control will be deemed to have occurred when (i) Grupo México, S.A. de C.V. (hereinafter “Grupo México”) and its controlling shareholders beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, in the aggregate less than 51% of our Voting Stock or (ii) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than Grupo México or its controlling shareholders shall have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our Board of Directors. We do not have the ability under the Indenture to waive or otherwise unilaterally amend our obligation to repurchase the Notes upon the occurrence of a Change of Control. There can be no assurance that we would have sufficient resources to repurchase the Notes upon a Change of Control if required to do so under the terms of the Indenture. Our failure to repurchase the Notes in such event could result in an Event of Default under the Indenture.

Payment on the Notes in pesos under some circumstances may have unfavorable consequences

We will be required to make payments of amounts owed on the Notes in U.S. dollars. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), however, obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in pesos at the rate of exchange for pesos prevailing at the time and place of payment or judgment. Accordingly, since the Notes are payable outside Mexico, we will be legally entitled to make payment of amounts due on the Notes in pesos if payment of the Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments due on the Notes in pesos under such circumstances in accordance with the Mexican Monetary Law, there can be no assurance that the amounts so paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the Notes. We have agreed under the Indenture to indemnify the holder of any Note for the difference between the U.S. dollar amount expressed to be due to the recipient under such Note and the U.S. dollar amount that the recipient is able to purchase with the amount received or recovered in that other currency (in this case, pesos) on the date of that receipt or recovery.

ITEM 4.                                           INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Organization

We are a Mexican corporation with variable capital (sociedad anónima de capital variable) organized under the laws of Mexico and we were incorporated in Mexico in 1978 with duration of 99 years. Our registered office is located at Avenida Baja California No. 200, Roma Sur, Mexico, D.F., C.P. 06760, and our telephone number is 52-55-5564-7066.

Historical Background

Our origins can be traced to the early 1900s when the American Smelting and Refining Company, which later changed its name to Asarco Incorporated (“Asarco”), expanded its mining operations into Mexico and developed the Santa Eulalia mine and the Chihuahua smelter through a wholly-owned subsidiary, Compañía Minera Asarco, S.A. In 1965, Compañía Minera Asarco, S.A. was reorganized, and several Mexican investors acquired a majority ownership position. In 1974, Asarco sold part of its interest thereby reducing its ownership to 34% and Compañía Minera Asarco changed its name to Asarco Mexicana, S.A. In 1978, the Larrea family acquired a majority ownership of Asarco Mexicana, which had changed its name to Industrial Minera México, S.A., and we were formed as a holding company for Industrial Minera México, S.A. de C.V. (“Immsa”). Shortly thereafter, Asarco exchanged its ownership interest in Immsa for a 38% interest in us. From 1979 to 1992 Asarco reduced its participation in us to 31.17%.

In 1978, Grupo Industrial Minera México, S.A. de C.V. (“GIMMSA”) was formed in order to become our holding company and to create a public market for GIMMSA shares. In 1994, pursuant to an exchange offer with GIMMSA, Grupo México S.A. de C.V., as it existed at that time (the “former Grupo México”), became our successor holding company and our shares that were held by Asarco were exchanged for a 26% interest in the former Grupo México. Asarco then ceased to hold a significant ownership interest in the former Grupo México. In October 1997, we changed our name to Grupo Minero México, S.A. de C.V. Subsequently, pursuant to a tender offer that was consummated in November 1999, a wholly-owned subsidiary of the former Grupo México acquired all of the outstanding capital stock of Asarco not owned by the former Grupo México or its affiliates.

In December 2000, the former Grupo México underwent a restructuring designed to (i) create a structure that would allow for the globalization of its mining division, which operates in Mexico, Peru and the United States, (ii) reduce the “country risk” cost associated with financing, (iii) improve access to the capital markets, (iv) improve share liquidity, (v) maintain the tax consolidation previously experienced by the former Grupo México, (vi) separate the railway business and new infrastructure projects from the internationalized mining division and (vii) allow for the acquisition of mining companies through a non-Mexican vehicle while maintaining tax consolidation in Mexico.  As part of the corporate restructuring, on September 2, 1999, Nueva G. México, S.A. de C.V. (“Nueva G. México”) was incorporated, and after exchanging shares with the shareholders of the former Grupo México, became the ultimate parent company and, as of December 1, 2000, changed its name from Nueva G. México to Grupo México, S.A. de C.V. (“Grupo México”). In turn, the former Grupo México changed its name to Minera México, S.A. de C.V. (“Minera México”) and remained as the holding company for the mining division in Mexico after the restructuring. Minera México continues to hold a 98.85% interest in us.

Mexicana de Cobre, S.A. de C.V. (“Mexcobre”), our subsidiary, was established in 1968 pursuant to a concession from the Mexican authorities to explore the La Caridad property. Exploitation of the mine began in 1979, with the company under the joint control of Nacional Financiera, S.N.C. (“Nafin”), a government development bank, and another Mexican governmental agency, and Fomento Industrial del Norte de México, S.A. de C.V. (“Fidenome”), an investment vehicle owned by a group of Mexican investors, including members of the Larrea family. By 1988, primarily as a result of cost overruns and construction delays associated with a new smelter, Mexcobre was unable to meet its financial obligations. In 1988, Fidenome transferred its Mexcobre shares to a trust in preparation for the financial restructuring and sale of Mexcobre by the Mexican government to the private sector.  In November 1988, we acquired 91% of the shares of Mexcobre through a public auction for a purchase price of approximately US$ 680 million.

The Cananea mine is the oldest continuously operating copper mine in North America, with operations tracing back to 1899. The mine was purchased by the Anaconda Company (“Anaconda”) in 1917 and mined exclusively for underground metals until the early 1940s, when the first open pit was developed. Underground mining ceased in 1966. Anaconda sold 51% of the Cananea mining company to Nafin in 1971 and transferred its remaining interest to Nafin in 1982. Two attempts to sell the company in 1988 failed, and a strike in 1989 precipitated bankruptcy proceedings. In 1990, Mexcobre acquired a controlling interest in the Cananea mine and processing facilities through a public auction for a purchase price of approximately US$ 475 million.

ORGANIZATIONAL STRUCTURE

We are a 98.85% owned subsidiary of Minera México, S.A. de C.V. We are also a holding company and all of our operations are conducted through subsidiaries that are grouped into (a) Mexicana de Cobre, S.A. de C.V. (“Mexcobre,” and together with its subsidiaries, the “Mexcobre Unit”), (b) Industrial Minera México, S.A. de C.V. (“Immsa”) and Minerales Metálicos del Norte, S.A. (“Mimenosa,” and together with Immsa and their subsidiaries, the “Immsa Unit”) and (c) Mexicana de Cananea, S.A. de C.V. (“Mexcananea,” and together with its subsidiaries, the “Cananea Unit”).

On May 28, 2003, we and Minera México held extraordinary shareholders’ meetings approving our merger with and into Minera México.  Between us and Minera México, the merger is effective as of June 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.  Under Mexican law, the merger is effective with respect to third parties ninety days after the registration of the shareholders’ resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

The table set forth below lists our subsidiaries, their jurisdiction of organization and the percentage of their voting stock owned by us.

Name of Subsidiary	Jurisdiction	Percentage of Voting Stock Owned by us
Mexicana de Cobre, S.A. de C.V.	Mexico	96.4%
Mexicana de Cananea, S.A. de C.V.	Mexico	98.5%
Industrial Minera México, S.A. de C.V.	Mexico	100.0%
Servicios de Apoyo Administrativo, S.A. de C.V.	Mexico	100.0%
México Compañía Inmobiliaria S.A.	Mexico	100.0%
Minerales y Minas Mexicanas, S.A. de C.V.	Mexico	100.0%
Minerales Metálicos del Norte, S.A.	Mexico	100.0%
Mexicana del Arco, S.A. de C.V.	Mexico	100.0%
Western Copper Supplies, Inc.	U.S.A.	100.0%
Minera Mexico Internacional, Inc.	U.S.A.	100.0%

Our Mexcobre Unit, which owns and operates the mine and processing facilities at La Caridad, includes Mexcobre and its subsidiaries. The Cananea Unit, which owns and operates the mine and processing facilities at Cananea, includes Mexcananea and its subsidiaries. The Immsa Unit, which owns and operates four mining complexes, three processing facilities and a coal and coke complex, includes two operating companies (Immsa and Mimenosa). Our subsidiaries also include two exploration companies, Mexicana del Arco, S.A. de C.V. and Minerales y Minas Mexicanas, S.A. de C.V., a services company, Servicios de Apoyo Administrativos, S.A. de C.V., a real estate company, México Compañía Inmobiliaria, S.A., a U.S. purchasing company (Western Copper Supplies, Inc.), and a U.S. sales company, Minera México, Internacional, Inc.

Minority investors own 1.51% of the capital stock of Mexcananea and 3.57% of the capital stock of Mexcobre. Other minority interests in our subsidiaries are not material. On December 29, 1997, we purchased for US$ 122 million in cash the 15.35% of Mexcananea’s capital stock that previously had been owned by a minority investor.

BUSINESS OVERVIEW

We are Mexico’s largest mining company based on consolidated net sales of Ps. 7,352.8 million (US$ 713.0 million) in 2002 and total assets of Ps. 47,350.0 million (US$ 4,591.5 million) at December 31, 2002. We are engaged principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. Of our consolidated net sales in 2002, 62.8% was from sales of copper rod, copper cathodes and copper blister, 14.3% was from sales of zinc, 10.0% was from sales of silver and the balance was from sales of gold, lead and other metals and by-products and from metals trading activities. In 2002, we produced 279,673 metric tons of copper, 126,499 metric tons of zinc and 500 metric tons of silver. Export sales represented 42.7% of our net sales in 2002 and substantially all of our revenues are derived from the sale of our metals in U.S. dollar-denominated transactions. All of our mining and processing operations, as well as our extensive exploration activities, are located in Mexico. We have substantial ore reserves and believe that we are among the lowest-cost producers of copper in the world.

We are a holding company that has no business operations other than (a) holding the capital stock of our subsidiaries, (b) holding cash and short-term investments and (c) advancing funds to, and receiving funds from, our subsidiaries engaged in operations or in providing services to other subsidiaries. Of our consolidated net sales in 2002, the Mexcobre Unit accounted for 59.4%, the Immsa Unit accounted for 27.1% and the Cananea Unit accounted for 13.6%.  See “—Organizational Structure.”

The Mexcobre Unit, which was acquired from the Mexican government in 1988, and the Cananea Unit, which was acquired from the Mexican government in 1990, operates major open-pit copper mines in northwestern Mexico at La Caridad and Cananea, respectively. The Cananea copper mine is one of the largest actively mined copper ore deposits in the world.

As of December 31, 2002, the Immsa Unit’s mining operations consisted of five operating underground mines situated in central and northern Mexico, where zinc, copper, lead, silver and gold are mined, including the San Martín mine, which is the largest underground mine in Mexico, and the Charcas mine, which is the largest producer of zinc in Mexico. The Immsa Unit also operates coal mines and a coking operation to supply a portion of the energy requirements of its processing plants.

We have metals processing facilities at each of our operating units.  In recent years, we have upgraded and expanded our processing facilities to incorporate state-of-the-art technology, to integrate processing capacity in the Mexcobre and Cananea Units, and to increase vertical integration. In 1998, increasing capacity at the Mexcobre smelter allowed to us to close the antiquated Cananea smelter earlier than anticipated, and we opened a copper refinery and a copper rod plant at La Caridad. We have a precious metals refinery at La Caridad and we completed the first phase of expanding the Cananea Unit’s SX-EW leaching facility in November 2001. The Immsa Unit has its own processing and refining facilities, including a cost-efficient zinc refinery and copper smelter at San Luis Potosí.

In 2002, our annual consolidated sales decreased by Ps. 2,102.4 million, or 22.2% compared to annual consolidated net sales in 2001, and generated a consolidated net loss in 2002 of  Ps. 178.3 million pesos.  The decrease in annual consolidated net sales from the year ended 2001 to the year ended December 31, 2002 was due mainly to the decrease in the volume sold of each of copper, zinc and silver by approximately 20.8%, 10.9% and 23.4%, respectively. The decrease in sales volumes was largely the result of a strategy adopted during the year that placed greater emphasis on cost reduction. In order to successfully implement this strategy, the following steps were taken: a) suspension of nonprofitable operations in three mining units of our subsidiary Immsa, b) adjusting our plans for mining operations and, c) improving the efficiency of the production process in order to reduce the production cost per copper pound sold, mainly by causing the smelting plants and refineries to adapt to current industry standards, resulting in significantly lower smelting and refining charges and reduced mineral purchases from third parties for processing at our subsidiaries’ plants.  These activities allowed us to obtain significant operating cost savings compared to the previous year.

Our financial results in recent years have been significantly and deleteriously affected by the decline in the market prices of the metals we produce.  As a result of this situation, during 2002 and 2001, we were not in compliance with certain debt covenants and were in default under certain payment obligations.  We began to renegotiate the terms of our debt in the fourth quarter of 2002 and on December 4, 2002, we executed a term sheet with the holders of our secured export notes (such holders, the “SEN Holders”) and the banks with which we have previously entered into credit arrangements (the “Bank Lenders”), in which the new terms and conditions of the restructured debt were agreed.  On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness. The most significant of these agreements (the “Common Agreement”) was executed by and among us, Minera México, S.A. de C.V., certain of our subsidiaries, as guarantors of our obligations thereunder, the SEN Holders, the Bank Lenders, HSBC Bank, as shared payment and collateral agent for the SEN Holders and the Bank Lenders, Bank of America, as administrative agent of the Bank Lenders, and The Bank of New York, as trustee of our secured export notes.

Strategy

During 2002, we continued to implement different measures at our mining operations to counteract the substantial decrease in the volume of metals sold. In addition, economic growth in the U.S. and in other countries throughout the world did not meet expectations. Metals prices, especially copper, remained near their lowest levels in decades and were highly volatile, despite sustained demand from Chinese entities. During 2002, the average market price of copper fell by 1.2%, the price of zinc dropped by 12.2%; and the price of lead fell by 5.1%, compared to the prices at the end of the prior year. Only precious metals increased in 2002.  During 2002, the price of silver increased by 4.5% and the price of gold increased by 14.4% compared to the prices at the end of the prior year. We undertook certain operating changes and cost reductions designed to strengthen our financial position and to position ourselves to take advantage of any future improvements in the market conditions for our products. In this regard, we consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. Our workforce has also been reduced and programs have been implemented to increase productivity.

The key elements of our strategy are as follows:

Improved productivity of mining and processing operations

We seek to further reduce our costs of production through:

Modernization of mining and processing facilities. We have invested more than Ps. 13,721.1 million (US$ 1,313.5 million in historical U.S. dollars) since 1992 in capital projects designed to modernize our facilities, improve productivity and improve the quality of our metals products. These investments include upgrading stripping equipment at the Cananea mine, upgrading and expanding the concentrator and smelter at La Caridad and constructing state-of-the-art copper and precious metals refineries and a copper rod plant at La Caridad, which permitted us to close the Cananea smelter in late 1998 without reducing the volume of copper produced. In addition, we have developed modern SX-EW facilities at both La Caridad and Cananea, enabling us to utilize leachable ore that otherwise would be wasted and to reduce significantly our average costs of copper production.  Our SX-EW facilities, as well as our zinc refinery at San Luis Potosí, received ISO 9002 certification from the International Standards Organization in 1998.  We have also invested in advanced information technology to improve production process monitoring and in communications equipment to link our geographically diverse operations. At the Cananea Unit, we completed the first phase of our expansion of the SX-EW facility in November 2001 in an effort to increase production of value added products and reduce the unit cost on our production of copper cathodes.

Improved labor productivity and further workforce reductions. We seek to improve labor productivity through incentive systems, worker training and the introduction of new technology. We have worked in conjunction with labor union representatives to introduce productivity incentives and streamline work rules, allowing us to increase production without increasing our workforce.  In early 1999, we successfully resolved a serious labor problem when, after a 82-day strike at the Cananea Unit, our unions agreed to lay-off of approximately 1,000 union and non-union employees and to accelerate the closure of the Cananea smelter. In March 2002, we experienced four strikes, three occurring at Immsa and one occurring at Mexcobre, and in June 2002 we had two additional strikes, one of which occurred at Immsa and the other of which occurred at Mexcananea. Each of these strikes has been resolved through agreement with the union representing the striking employees. See “Item 6.  Directors, Senior Management and Employees—Employees”.

Improved operating efficiencies through lower consumption of energy, water and supplies. In recent years, we have attained significant operating efficiencies in our mining units and metallurgical plants through new technology that permits lower energy, water and supply consumption. We built a natural gas pipeline, which opened in May 1999, to provide operations at the Mexcobre Unit with a cleaner and cheaper source of energy. In addition, we have installed “expert” computer monitoring systems that improve productivity by coordinating inflows and optimizing the use of energy, water and spare parts. We will continue to seek ways to improve operating efficiencies, particularly by exploring different alternatives to produce or acquire energy at lower cost.

Vertical integration among operating units and increased sales of refined metals

As part of its vertical integration strategy, we have expanded the capacity of Mexcobre’s low-cost smelter from 180,000 metric tons to 360,000 metric tons of copper per year in order to consolidate our copper processing capacity at La Caridad. In 1997, we completed the construction of a copper refinery at La Caridad, which has an operating capacity of 300,000 metric tons per year. In 1998, we completed construction of a copper rod plant. We completed the construction of a precious metals refinery as part of the same complex and commenced operations in July 1999. This facility has the capacity to produce approximately 467 metric tons of refined silver and 2,800 kilograms of refined gold per annum. These facilities have allowed us to sell predominantly refined products and to realize additional margins associated with sales of high grade refined metals. We will continue to seek opportunities for vertical integration in copper, zinc, gold, silver and coal.

Continued diversification of markets and expansion of customer base

We seek to remain as Mexico’s leading supplier of copper and zinc, while continuing to strengthen our market share in the United States, Europe and Asia. In addition, we seek to continue broadening our customer base by increasing our sales of high quality refined metals to end-users and providing specialized products and services to our customers.

Production Processes

Open Pit Mining

In an open pit mine, the production process begins at the mine pit, where waste rock, leachable ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leachable ore is hauled to leaching dumps. The ore to be milled is transported to the primary crusher. Crushed ore is then sent to the concentrator.

Underground Mining

In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and then the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

Concentrating

The copper ore from the open pit primary crusher or the copper, zinc and lead bearing ore from the underground mines is transported to a concentrator plant where a crushing circuit with gyratory crushers breaks the ore into sizes no larger than 3/4 inch. The ore is then sent to a mill section where it is ground to the consistency of sand. The finely ground ore is agitated in a chemical and water solution and pumped as a slurry to the flotation separator. The separator causes a froth that carries minerals to the surface but not waste rock. The froth is skimmed off and filtered to produce concentrates with a metal content of approximately 25% to 30% for copper, or 55% for lead or zinc, with silver and gold associated with the copper, zinc or lead.

Copper Smelting

Copper concentrates are transported to a smelter, where they are smelted using a furnace, converter and anode furnace to produce either copper blister (which is in the form of cakes with air pockets) or copper anodes (which are cleaned of air pockets). We produce copper anodes of 99.6% purity at the La Caridad smelter and copper blister of 97.4% purity at the San Luis Potosí smelter.

Copper Refining

Copper anodes are then sent to an electrolytic refinery where they are treated by electrolysis to produce 99.99% pure copper and to separate silver and gold, which are recovered as slimes for further treatment to produce refined silver and gold. In July 1997, we completed the construction of an electrolytic copper refinery at La Caridad, which reached its operating capacity of  300,000 metric tons per year in June 1999.

Copper Rod Production

To produce copper rods, copper cathodes are first liquefied in a furnace and then dosified in a casting machine. The dosified copper is then passed through a cooling system that begins solidification of the copper into a 60 x 50 mm copper bar. The resulting copper bar is gradually reduced in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil, which is compacted and sent to market. We completed construction of a copper rod plant at La Caridad in April 1998, which reached its operating capacity of 150,000 metric tons per year in May 1999.

SX-EW

An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX-EW process in which ore is treated with a sulfuric acid solution for a period of several years, producing a copper-pregnant solution from which copper is recovered by solvent extraction and then by electrowinning to produce copper cathodes. We have SX-EW facilities at the Cananea and La Caridad mining complexes. Refined copper can be produced more economically (though over a longer period), and with lower grade ore, using the SX-EW process than using the traditional concentrating, smelting and refining process.

Zinc Refining

Metallic zinc is produced through electrolysis using zinc concentrates and zinc oxides. Sulfur is eliminated from the concentrates by roasting, and then the zinc oxide is dissolved in sulfuric acid solution to eliminate solid impurities. The purified zinc sulfide solution is treated by electrolysis to produce refined zinc and to separate silver and gold, which are recovered as concentrates.

Sulfuric Acid Production

Sulfur dioxide gases are produced in the copper smelting and zinc refining processes. As a part of its environmental preservation program, we treat the sulfur dioxide emissions at two of our plants, producing sulfuric acid, some of which is, in turn, used for the leaching process with the rest sold to fertilizer companies located in Mexico, the United States, Chile, Australia and elsewhere.

Molybdenum Production

Molybdenum is recovered from copper-molybdenum concentrates produced at the concentrator. The copper-molybdenum concentrate is first treated through a thickener until it becomes slurry with 60% solids. The slurry is then agitated in a chemical and water solution and pumped to the flotation separator. The separator causes a froth that carries molybdenum to the surface but not the copper mineral (which is later filtered to produce copper concentrates of approximately 30%). The molybdenum froth is skimmed off, filtered and dried to produce molybdenum concentrates of approximately 58%.

Silver and Gold Refining

Silver and gold are recovered from copper, zinc and lead concentrates in the smelters and refineries, and from slimes through electrolytic refining. Construction of a silver and gold refinery was completed and operations at this facility commenced in July 1999 at the Mexcobre Unit.

Metals Prices

Our products are internationally traded commodities.  Prices are established on the Commodity Exchange, Inc. (“Comex”) in New York and the London Metal Exchange (“LME”), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper, zinc and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates.  In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities. Copper prices have been in a general downward trend since mid-1997. In recent years, the market price of copper, our principal product, has remained weak and we do not expect a material improvement in the near term.

The following tables set forth high, low and average spot prices in U.S. dollars for copper, zinc and silver for the periods and on the metals exchanges indicated.

Period	Copper Prices—Comex			Zinc Prices—LME			Silver Prices—Comex
	High	Low	Period average	High	Low	Period average	High	Low	Period average
	(US$per pound)			(US$per pound)			(US$per ounce)
1996	$1.30	$0.87	$1.06	$0.50	$0.44	$0.47	$5.82	$4.68	$5.18
1997	1.22	0.77	1.04	0.80	0.47	0.60	6.34	4.16	4.88
1998	0.86	0.65	0.75	0.52	0.42	0.46	7.26	4.62	5.51
1999:	0.85	0.61	0.72	0.56	0.41	0.49	5.76	4.87	5.22
2000:	0.93	0.74	0.84	0.58	0.46	0.51	5.55	4.56	4.97
2001:
First quarter	0.87	0.76	0.82	0.48	0.44	0.46	4.81	4.28	4.53
Second quarter	0.80	0.70	0.75	0.45	0.39	0.42	4.60	4.29	4.38
Third quarter	0.71	0.65	0.67	0.39	0.35	0.37	4.72	4.14	4.27
Fourth quarter	0.72	0.60	0.66	0.37	0.33	0.35	4.67	4.03	4.27
Year	0.87	0.60	0.73	0.48	0.33	0.40	4.81	4.03	4.36
2002
First quarter	0.77	0.65	0.72	0.38	0.34	0.36	4.70	4.22	4.47
Second quarter	0.78	0.71	0.74	0.38	0.34	0.35	5.11	4.40	4.73
Third quarter	0.77	0.66	0.69	0.38	0.33	0.35	5.10	4.40	4.66
Fourth quarter	0.76	0.66	0.71	0.37	0.33	0.35	4.80	4.27	4.52
Year	0.78	0.65	0.72	0.38	0.33	0.35	5.11	4.22	4.60
2003
First quarter	0.80	0.71	0.76	0.37	0.34	0.36	4.91	4.35	4.66
Second quarter(1)	0.79	0.71	0.75	0.37	0.34	0.35	4.86	4.40	4.59

(1) Through June 23, 2003.

The low level of copper prices resulted in lower net sales, lower operating income and lower net income (a net loss) in 2001 and 2002.  This trend of low copper prices has continued during the first half of 2003, although there was a slight firming in the price of copper in the first quarter of 2003. See Item 5. “Operating and Financial Review and Prospects—Results of Operations for 2002, 2001 and 2000.” If low prices continue or fall further, these effects will persist and may be magnified. In the event of a substantial and sustained further decline in prices, we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.  See Item 3. “Key Information—Risk Factors.”

From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. In 2002 and to date in 2003, however, we have not entered into any material hedging transactions. See Item 11. “Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk.”

Cash Cost of Production in Terms of Copper

Presented below is a table summarizing our average consolidated cash cost of production of copper during each period indicated. Our cash cost of production includes all operating costs, costs of purchasing concentrates, treatment and refining charges (which represent allowances or costs incurred on the sale of unrefined products) and freight and other sales costs. By-product credits include the net realized value of zinc, silver, gold, lead and other by-product sales. Administrative expenses include corporate headquarters expenses. The calculation excludes the effects of depreciation and amortization, net financing (cost) income, employee profit sharing and extraordinary items. Each component of our cash cost of production is recorded in pesos and translated into U.S. dollars at the average exchange rate for the month in which such costs are paid or incurred or, in the case of by-product credits, at the exchange rate on the date the corresponding sales are invoiced.

	Year ended December 31,
	1998	1999	2000	2001	2002
	(Price in U.S. dollars per pound of copper)
Operating costs	.583	.632	.712	.773	.718
Costs of purchasing concentrates	.111	.113	.079	.103	.033
Treatment and refining charges	.081	.076	.075	.044	.027
Freight and other sales costs	.068	.091	.076	.078	.084
By-product credits	(.505)	(.502)	(.546)	(.449)	(.480)
Administrative expenses	.048	.050	.047	.050	.054
Total cash cost of production	.386	.460	.443	.599	.436

The decrease in operating costs in 2002 compared to 2001 was due to primarily to the decreased cost of energy and maintenance materials. Cash cost of production is also affected by economic conditions beyond our control.

The decrease of the total cash cost of production in 2002 compared to 2001 was primarily due to the depreciation of the Mexican peso against the dollar (which, in U.S. dollar terms, makes operating costs lower) and the increase in the by-product credits in 2002 due to an increase in precious and specialty metals prices.

Markets and Distribution

Our marketing strategy is to remain Mexico’s leading supplier of copper and one of Mexico’s largest zinc suppliers, while complementing our domestic strength with a strong international presence. As one of Mexico’s leading exporters, we devote significant marketing efforts to expanding our diverse international customer base. We coordinate our global marketing to international consumers and commodity traders through our Mexico City and our Phoenix sales offices. Our principal customers for metal products are industrial refiners and end-users, commodity traders and buyers of last resort.  In general, for refined products, we and our end-user customers enter into one year supply contracts at specified prices and volumes, subject to adjustments.  In addition, we sell refined copper, silver and gold on a spot sale basis. For concentrates, we may enter into supply agreements of one to three years.  See Note 4 to the Financial Statements—Revenue Recognition.

Our three largest customers accounted for 23%, 7% and 7% of total sales in 2002, 10%, 10% and 5% of total sales in 2001 and 10%, 8% and 7% of total sales in 2000.

In 2000, 2001 and 2002, our export sales represented 62%, 60% and 43%, respectively, of our net sales.  See Item 8. “Financial Information—Export Sales” and Note 16 to the Financial Statements—Segment Information.

The primary uses of copper are in the building and construction industries, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer and general products and transportation. We sell copper anodes and copper blister to copper refiners, and we sell copper cathodes and copper rod to industrial users. The majority of our copper sales are pursuant to annual contracts, and the six largest customers, which included two Mexican refineries and four U.S. industrial rod manufacturers, accounted for 63%, 63% and 63% of net sales in 2000, 2001 and 2002, respectively.

In 2002, approximately 53% of our copper sales was in Mexico and 47% was in the United States. We are the leading supplier of copper in Mexico. In addition, we believe that we will be able to qualify and register our copper cathode products with the LME, which will permit us to sell copper cathodes directly to the LME as a buyer of last resort.

Zinc is primarily used to make galvanized metal products, alloys, brass products, zinc oxide and rolled zinc and for other industrial uses. We sell three grades of refined zinc, two of which are registered on the LME, to industrial users, principally steel mills, and we sell zinc concentrates to other zinc refiners. Refined zinc is sold under annual contracts with U.S. customers, under monthly contracts with Mexican customers and on a spot basis.

In 2002, approximately 49% of our refined zinc and zinc concentrate sales was in Mexico, 35% was in the United States, 11% was in Europe, 1% was in the Asia and 4% was in Central and South America. In 2002, we supplied approximately 65% of the refined zinc sold in Mexico. Our principal Mexican competitor is Peñoles. We are seeking to diversify the types of customers and uses for our zinc, to include die-casting, bronze mills and galvanizing mills.

The principal uses for silver are for photographic uses, electrical and electronic products, silverware and jewelry and, to a lesser extent, brazing alloys and solders and miscellaneous uses. We sell silver to metals traders on a spot basis, as well as to industrial users pursuant to long-term contracts. In 2002, 61% of our silver sales was in Mexico and approximately 39% was in the United States. We have registered our silver refined production on the LME, Comex and with the London Bullion Market Association.

After completing the copper refinery at La Caridad in 1998, we sell approximately 100% of our volume in the form of refined metals. Whereas past sales have been made predominantly to a group of approximately 10 to 20 regular wholesale customers, we are seeking to market our refined products to a customer base of end-users and wholesalers numbering in the hundreds.

The table below sets forth our revenues by product category in the geographic markets and for the periods indicated.

Grupo Minero México, S.A. de C.V.
Sales Distribution 2000, 2001 and 2002
(Revenues in Thousands of Historical U.S. Dollars)

2000	Mexico		USA		Europe		Asia		Latin America		Total
Copper	US$	231,187	US$	487,328	US$	—	US$	1,964	US$	20,020	US$	740,499
Zinc	81,237		43,177		33,879		—		352		158,645
Silver	21,156		82,237		655		2,936		1,518		108,502
Gold	12,182		9,654		97		—		33		21,966
Lead	11,576		803		85		673		—		13,137
Others	70,972		6,762		5,470		2,026		56		85,286
Total	US$	428,310	US$	629,961	US$	40,185	US$	7,600	US$	21,979	US$	1,128,035

2001	Mexico		USA		Europe		Asia		Latin America		Total
Copper	US$	176,135	US$	402,677	US$	—	US$	579	US$	—	US$	579,391
Zinc	49,521		41,268		15,934		1,834		6,076		114,633
Silver	30,279		56,829		178		1,510		—		88,796
Gold	9,489		8,430		—		237		91		18,247
Lead	13,570		—		—		853		279		14,702
Others	78,706		(907)		2,528		1,209		4,226		85,762
Total	US$	357,700	US$	508,297	US$	18,640	US$	6,222	US$	10,672	US$	901,531

2002	Mexico		USA		Europe		Asia		Latin America		Total
Copper	US$	245,234	US$	220,990	US$	—	US$	—	US$	—	US$	466,224
Zinc	46,275		32,720		9,909		1,122		3,459		93,485
Silver	44,665		28,577		220		(735)		735		73,462
Gold	7,455		2,522		—		(240)		270		10,007
Lead	11,236		—		—		(872)		1,113		11,477
Others	59,896		(246)		5,099		773		3,594		69,116
Total	US$	414,761	US$	284,562	US$	15,229	US$	48	US$	9,171	US$	723,771

See Item 5.  “Operating and Financial Review and Prospects—Summary of Prices, Volumes Sold and Net Sales” for further information relating to revenues by product category for 2000, 2001 and 2002.

Environmental and Other Regulations

Our operations are subject to Mexican federal, state and municipal environmental laws, to Mexican Official Standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution, hazardous and solid wastes and soil pollution. The principal legislation is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection or the “Environmental Law”), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection or “PROFEPA”).  PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards. PROFEPA can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close noncomplying facilities, to revoke operating licenses required to operate such facilities and to impose sanctions and fines.

Our operations near the U.S.-Mexican border are also subject to the Agreement on the Cooperation for the Protection and Improvement of the Environment (the “La Paz Agreement”), which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality in the border area. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at the smelters.

Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999.  In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, we shut down the Cananea smelter and its precious metals refinery and operations at Monterrey in December 1999. We intend to phase out our copper smelting operations at San Luis Potosí during 2004 and to consolidate those refining and smelting operations at La Caridad.  Management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on our business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Nevertheless, although we believe that all of our facilities are in material compliance with applicable environmental, mining and other laws and regulations, there can be no assurance that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material effect on our business, properties, results of operations, financial condition or prospects.

In December 2001, the Mexican Congress passed a new law regarding general access to formerly restricted information, including official records concerning environmental matters. In addition, in February 2002, the Mexican Congress amended the Federal Criminal Code in order to include, as environmental crimes, several actions related to various industrial operations. Notwithstanding the fact that this law and the legal provisions related thereto are in their early stages and have not been fully implemented, several actions have already been taken against environmental offenders. We believe however, that even when fully implemented, the amendment to the Federal Criminal Code will have not any material effect on our business, properties, results of operations, financial condition or prospects.

We have instituted extensive environmental conservation programs at our mining facilities. Our environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

Suppliers

We have undertaken a program to reduce spare parts inventories and to coordinate purchasing functions.  Inventory reduction strategies include a consignment system for suppliers and a coding system for spare parts to permit inventory transfers among operating units. Reduced import duties under the North American Free Trade Agreement (“NAFTA”) has broadened the number of suppliers from which we may purchase equipment and supplies.

In addition, subsequent to the former Grupo México’s acquisition of Asarco in November 1999, we and Asarco had implemented a joint purchasing program aimed at reducing costs through higher volume purchases of mining supplies, chemicals, heavy equipment, tires and other operating supplies.

The principal raw materials for our operations are ores from our own mines. We have in the past purchased raw materials from time to time for each of our facilities, although we have substantially reduced our purchases of ores in recent years due to the current low level of the metals we produce.  During 2002 and the first half of 2003, we also used heavy oil due to the substantial increase in the price of natural gas. We do, however, continue to regularly purchase copper concentrates for the San Luis Potosí copper smelter and the La Caridad copper smelter, and zinc oxide for the San Luis Potosí zinc refinery. Our expenditures for purchased ores in 2002 totaled Ps. 202.1 million. If the prices of the metals we produce improve, we anticipate our purchases of ore from third parties. We also process metals on a toll basis for other mining operators at our San Luis Potosí facilities. We and Asarco are also employing economies of scale in the joint purchases and sales of concentrates and semi-refined products.

Aside from ore, the principal raw materials for our operations are fuel (including fuel oil to power generators and diesel fuel for mining equipment), electricity and water.  Fuel is purchased directly or indirectly from Petroleos Mexicanos (“Pemex”), the state oil monopoly. Electricity, which is used as the sole energy source at each mining complex we operate is purchased from the Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”), the state electrical power producer, or steam-generated at Mexcobre’s smelter and by using purchased fuel or, in the case of the San Luis Potosí copper smelter, coke from coal we mine. Accordingly, a significant portion of our operating costs are dependent upon the pricing policies of Pemex and CFE, which reflect government policy as well as international market prices for crude oil and conditions in the crude oil and refinery markets. Our natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999 permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs. During 2002 and the first half of 2003, we also used heavy oil due to the substantial increase in the price of natural gas. In addition, we are studying the possibility of extending our alternative sources of electrical power by investing in additional generating facilities.

We obtain water pursuant to permits granted by the Comisión Nacional del Agua (National Water Commission, or “CNA”), for which we pay fees to CNA.  In recent years, the CNA has been increasing the price of water. At the Cananea facility, we maintain our own well but must pay the CNA for water measured by usage.

We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate, we have generally been able to offset all or a portion of our increased costs through cost savings measures or increased prices for our products.

DESCRIPTION OF PROPERTY, PLANTS AND EQUIPMENT

The map that follows sets forth the locations of our principal mines, and smelting, refining and SX-EW facilities as well as our corporate and sales office as of December 31, 2002.

Mexcobre Unit Operations

The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid. It operates the La Caridad mining complex, located in the State of Sonora, 22 kilometers southeast of the town of Nacozari de Garcia and 120 kilometers south of the U.S.-Mexico border. It includes an open-pit mine, concentrator, smelter, refinery, rod plant, SX-EW plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located 23 kilometers from the mine, and the lime plant is situated 18 kilometers from the U.S. border. Access is by paved highway and by railroad. The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988 and the SX-EW plant in July 1995; the second sulfuric acid plant began operating in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999. The total book value of Mexcobre’s property and equipment was Ps. 16,343.2 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The Mexcobre Unit accounted for 59.4% and 58.3% of our 2002 consolidated net sales and operating loss, respectively, and 59.8% of our total assets as of December 31, 2002.

Geology

The La Caridad deposit is a porphyry copper deposit typical of those in the southern basin and range province in the southwestern United States. The main rock types that predate the mineralizing processes are, in chronological order, diorite, granodiorite, quartz monzonite and pegmatite. Breccia bodies are also present. Alteration and mine realization patterns at La Caridad are comparable to those of other porphyry copper deposits in the southwestern United States. Minable copper mineralization is mainly chalcocite, covellite (in a secondary enrichment blanket) and chalcopyrite.

Mining Operations

The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leaching dumps and to the primary crushers. Drills, trucks and shovels are used in the mining process. The mine, which was originally designed to produce 72,000 metric tons of ore per day, has been expanded to produce 90,000 metric tons of ore per day in order to keep pace with the expansion of the concentrator. An average of 91,005, 89,759 and 67,547 metric tons per day of ore was mined in 2000, 2001 and 2002, respectively.  The average copper content of the ore mined was 0.491% for 2000, 0.525% for 2001 and 0.535% for 2002. The stripping ratio at the mine (i.e., the ratio of waste materials plus leachable ore to ore mined) for 2002 was 1.88 to 1. The mine plan calls for an ultimate pit covering an area six square kilometers. The final pit has been designed with 45° maximum slopes, forty 15-meter benches, and a minimum of six months of exposed ore.  Mining equipment includes 18 170-ton, seven TITAN 200-ton and 13 240-ton diesel-electric trucks, four electric shovels with dipper sizes ranging from 16 to 17 cubic yards, one electric shovel with a 38 cubic yard dipper, three electric shovels with a 40 cubic yard dipper, six electric rotary blasthole drills and a fleet of bulldozers, road graders, water trucks and other equipment.

Concentrating Operations

The concentrator, which began operations in 1979, was designed to process 72,000 metric tons of ore per day. It has undergone several stages of modification and has a current capacity of 90,000 metric tons of ore per day.  Mexcobre uses state-of-the-art “expert” computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations.

Ore extracted from the mine is processed at the concentrator, which produces a copper- molybdenum concentrate. Concentration consists of crushing and grinding the ore and separating copper-molybdenum ores from waste material by flotation. The copper-molybdenum concentrate is further processed at the molybdenum plant into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum is exported. The molybdenum recovery plant has a capacity of 2,000 metric tons per day of copper-molybdenum concentrates. A lime plant was built in 1980 to produce lime from limestone for use in the concentrating process. The lime plant has a capacity of 340 metric tons of finished product per day.

In 2000, 2001 and 2002, the copper ore processed averaged 91,164, 90,025 and 67,789 metric tons per day, respectively, with an average grade of 0.491%, 0.525% and 0.535% copper, respectively, and of 0.0430%, 0.0399% and 0.0403% molybdenum, respectively. During the same periods, 462,196, 503,834 and 333,885 metric tons of copper concentrates were produced, with average grades of 29.57%, 27.94% and 27.53%, respectively. The copper recovery was 83.45% for 2000, 81.57% for 2001 and 78.73% for 2002.

Smelting Operations

Copper concentrates are carried by trucks from the concentrator to the smelter, where they are processed and cast into copper anodes of 99.7% purity to be sold to refineries.  Mexcobre’s flash smelter of Outokumpu design became operational in 1986. The smelter’s initial capacity of 180,000 metric tons per year was increased to 330,000 tons as of March 1997 with the addition of an El Teniente converter, and was further increased to 360,000 metric tons per year with the addition of a new shaft furnace in June 1999.  Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties.  The first sulfuric acid plant, which started operations in July 1988, has a capacity of 2,650 metric tons of sulfuric acid per day, and the second plant, which started operations in January 1997, has a capacity of 2,160 metric tons of sulfuric acid per day.

Refining Operations

In July 1997, the Mexcobre Unit completed the construction of an electrolytic copper refinery at La Caridad. The refinery, which uses the permanent cathode technology developed by the Canadian company Kidd Creek, reached its maximum capacity of 300,000 metric tons per year in June 1999. The refinery consists of an anode plant with an AISCO preparation machine, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing Grade “A” copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold.  Construction of this refinery was completed in July 1999, when operations commenced.

Copper Rod Plant

A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 metric tons by May 1999. The plant is producing 8 mm copper rods with a purity of 99.99%.

SX-EW Facilities

Approximately 186 million metric tons of leachable ore have been extracted from La Caridad open-pit mine with grades between 0.10% to 0.32% sulfide copper. With an average grade of approximately 0.25% copper, this ore cannot be processed economically using the conventional smelting process and has been deposited in leaching dumps. In 1995, Mexcobre completed the construction of a new SX-EW facility at La Caridad, which has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre’s production costs of copper. The facility has an annual production capacity of 21,900 metric tons and has received ISO 9002 certification from the International Standards Organization.

Immsa Unit Mining Operations

The Immsa Unit operates four underground mining complexes situated in central and northern Mexico.  All of Immsa’s mining facilities employ exploitation system and conventional equipment. All plants and equipment are in good operating condition. The total book value of the Immsa Unit’s mining and metallurgical facilities was Ps. 4,647.6 million as of December 31, 2002 (restated in accordance with Mexican GAAP). Each of the Immsa’s principal mining complexes is described below. The Nueva Rosita Coal Complex is described under “—Immsa Unit Processing Operations.”

The Immsa Unit accounted for 27.1% and 47.8% of our 2002 consolidated net sales and operating loss, respectively, and 17.1% of our total assets as of December 31, 2002.

Charcas

The Charcas mining complex is located 110 kilometers north of the city of San Luis Potosí in the State of San Luis Potosí. Access is by paved road.  The complex includes an underground mine and one flotation plant and produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573, and operations in the 20th century resumed in 1911. The Charcas mine is characterized by low operating costs and good quality ores, and it is situated near the zinc refinery. We have expanded production capacity of the mine by 32% since 1993, and the Charcas mine is now Mexico’s largest producer of zinc.

The Charcas mining district occupies the east-central part of the Central Mesa and is part of the Sierra Madre Metallogenic Province. The dominant mineral structures in the region are folds associated with faults in Mesozoic carbonate rocks. The Charcas mine encompasses the Zacatecas, Taraises and Cupido geological formations, which contain most of the silver, lead, copper and zinc ores. Ore occurs as filling fractures and as replacements at vein walls where limestone strata host rocks are favorable to substitution processes. The economically significant minerals located in the Charcas mines include pirargyrite, argentite, sphalerite, galena, pyrite and chalcopyrite.

The Charcas mine uses the hydraulic cut-and-fill method and the room and pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,000 metric tons of ore per day.  1,429,287, 1,445,849 and 1,342,703 metric tons of ore were mined at Charcas during 2000, 2001 and 2002, respectively.  The lead concentrate produced at Charcas is sold to third parties in Mexico. The zinc and copper concentrates are treated at the San Luis Potosí zinc refinery and copper smelter.

Santa Bárbara

The Santa Bárbara mining complex is located 25 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua. Access is by paved road.  It includes three main underground mines and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. Gold-bearing veins were discovered in the Santa Bárbara district as early as 1536. Mining activities in the 20th century resumed in 1913.

The regional geology of the Santa Bárbara mines consists of Cretaceous shales and interbedded limestones of the Parral Formation. The majority of the zinc, copper and lead ores produced at Santa Bárbara come from quartz veins occupying fractures previously existing in the Lucite and andesite rocks with dips of 50o to 90o. The zinc and lead content of the ore tends to decrease with depth while copper content in general increases with depth. Minerals formed at the Santa Bárbara mine include sphalerite, marmatite, galena, chalcopyrite and tetrahedrite. Gangue minerals include quartz, pyrite, magnetite, pyrrhotite, arsenopyrite and flourite.

The mining operations at Santa Bárbara are more diverse and complex than at any of our other mines, with veins that aggregate approximately 20 kilometers in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stopes, long-hole drilled open stopes, cut-and-fill stopes and horizontal benching stopes. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 4,800 metric tons of ore per day.  1,787,225, 1,847,975 and 1,590,650 metric tons of ore were mined at the Santa Bárbara mine during 2000, 2001 and 2002, respectively. The lead concentrate produced is sold to third parties in Mexico. The copper concentrates are treated at the San Luis Potosí copper smelter, and the zinc concentrates are either treated at the San Luis Potosí zinc refinery or exported.

San Martín

The San Martín mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas approximately 100 kilometers southeast of the City of Durango. Access is by paved road. The complex includes an underground mine and one flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martín mine is located was discovered in 1555.  Mining operations in the 20th century resumed in 1949.

San Martín lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental.  The Mesa Central consists of Cretaceous carbonate sequences with interbedded chert and shale deposits overlain by Tertiary volcanic rocks of the Sierra Madre Occidental. The principal sedimentary rock formation in the San Martín district is the Upper Cretaceous Age Cuesta del Cura limestone, which consists of an interlayered sequence of shallow marine limestone and black chert, overlain by shales and fine-grained clayed limestones. San Martín’s mineral deposits are of three types: (i) veins; (ii) replacement ore bodies of metasomatic origin associated with veins; and (iii) sedimentary strata. The most important mineral deposits of San Martín are replacement veins and bodies found in the Cerro de La Gloria granodiorite intrusion. An extensive zone of tactites west of the Cerro de La Gloria intrusion hosts the San Marcial, Ibarra, Ramal Ibarra and Gallo-Gallina veins. The replacement bodies and veins are comprised of chalcopyrite, sphalerite, bornite, tetrahedrite, native silver, arsenopyrite, pyrrhotite, stibnite, and galena. Tactite deposits are dispersed throughout layers that alternate with barren chert beds.

The horizontal cut-and-fill mining method is used at the San Martín mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,600 metric tons of ore per day.  1,683,933, 1,863,002 and 1,237,051 metric tons of ore were mined at San Martín in 2000, 2001 and 2002, respectively. The lead concentrate is sold to third parties in Mexico. The copper concentrate is treated at the San Luis Potosí copper smelter and zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Santa Eulalia

The Santa Eulalia mining complex is located in the municipality of Aquiles Serdan, in the central region of the State of Chihuahua, 25 kilometers east of the city of Chihuahua. Access is by paved road. The complex includes two underground mines and a flotation plant and produces lead and zinc concentrates, with significant amounts of silver. The mining district in which the Santa Eulalia mines are located was discovered in 1591. Mining activities in the 20th century resumed in 1918. Although Santa Eulalia has one of the richest mineral bodies of all of the Immsa Unit’s mines, the cost of operation is high because water must be removed in order to extract the ore.

Santa Eulalia represents the largest district of its kind in the intersection of the Laramide-aged Mexican Thrust Belt and the tertiary volcanic plateau of the Western Sierra Madre. The region contains Jurassic-Cretaceous carbonates, which overlie pre-Paleozoic continental crust. A column of sediments at the base of the Santa Eulalia overlain by calcareous rocks contains most of the mineralized orebodies in the district. The Santa Eulalia district contains iron, calcium and manganese, as well as lead, zinc, copper and iron sulphides. The mineral deposit is classified as metasomatic with low temperatures and pressures of formation (mesothermal), and consists principally of chimneys and strata.

The Santa Eulalia mining complex consisted of the San Antonio and Buena Tierra underground mines. San Antonio generated approximately 100% of the production. The hydraulic cut-and-fill and descending benches mining methods were used at the mines. The flotation plant has a capacity of 1,500 metric tons of ore per day, which reflects an increase from 800 metric tons of ore per day in April 1998. A total of 225,844 metric tons of ore were mined at Santa Eulalia in 2000.  The lead concentrate was sold to third parties in Mexico. The zinc concentrate was either treated at the San Luis Potosí zinc refinery or exported.

In October 2000, we shut down the Santa Eulalia mine after disgruntled workers, together with union representatives, initiated a work stoppage and prevented trucks and contractors from entering the mine.  In October 2002, the Mexican Federal Secretary of Labor declared the activities of the workers and the union representatives illegal. We are currently negotiating a new collective bargaining agreement with the union representatives and expect to re-open the Santa Eulalia mine sometime during 2004. See “Item 6.  Directors, Senior Management and Employees—Employees”.

Velardeña

The Velardeña mining complex is located in the north-eastern part of the state of Durango, approximately 85 kilometers south-southwest of the city of Torreon in the state of Coahuila. Access is by paved road. It includes two underground mines and a flotation plant and produces lead, zinc and copper concentrates. The mining district in which the Velardeña mines are located was discovered in the 16th century. The Velardeña mining complex was operated intermittently from 1890 to 1920 and reopened in 1980.

The Velardeña mining district consists of a sequence of Cretaceous sedimentary rocks intruded by plutons and dikes of various compositions. The Cretaceous sedimentary sequence is formed by basal limestone covered by siltstones, sandstones, shales and black chert. Andesite and trachyte dikes are also present in the two mines.  Mineralization at the Santa Maria mine is located on a trachyte dike which trends northwest and intrudes limestone beds along the northeast flank of the Sierra Santa Maria. Zinc ore occurs as fissure filings, stockworks, dissemination and replacement bodies in the limestone. The minerals in the deposit include sphalerite, marmatite (iron-rich sphalerite), galena, argentite and chalcopyrite. Gangue minerals include calcite, pyrrhotite, pyrite and arsenopyrite.

Both mines employed the shrinkage and room and pillar mining methods. The flotation plant has a capacity of 850 metric tons of ore per day. A total of 222,479 metric tons of ore were mined at Velardeña in 2000. The lead concentrate was sold in Mexico and the copper concentrate was either sold in Mexico to third parties or exported.  The zinc concentrate was either treated at the San Luis Potosí zinc refinery or exported.

Operations at the Velardeña mines were suspended in September 2000 to reduce costs and facilitate exploration for reserves. Pending evaluation of the results of this activity, expected sometime during 2004, we will determine whether resumption of operations is economically warranted.

Rosario

The Rosario mining complex is located in the southeast of the state of Sinaloa, on the western side of the western Sierra Madre range 100 kilometers east of the seaport of Mazatlán. Access is by dirt road.  It includes the Plomosas underground mine and a flotation plant and produces lead and zinc concentrates, with significant amounts of gold and silver. The Rosario mines were discovered in the middle of the 16th century. Limited mining activities were conducted intermittently from 1950 until 1989, when large-scale mining began following our development of a flotation process capable of separating and concentrating the complex lead, zinc and silver ores. Shortly thereafter, the La Cruz Vein, Rosario’s most significant ore deposit, was discovered and has become the center of mining operations at Rosario.

The Plomosas mine is located in the metallogenic region of the Western Sierra Madre Range and consists of sequences of andesites, rhyolites, tuffs and ignimbrites covering Pre-Cambrian or Paleozoic metamorphic rocks and Mesozoic sedimentary igneous rocks. The lead, zinc, copper, gold and silver ore bodies are of hydrothermal cavity-filling origins. The mineralization is found in veins, breccias and stockworks.

The room and pillar mining method with descending benches was used in the mine. The flotation plant has a capacity of 600 metric tons of ore per day. A total of 98,162 metric tons of ore were mined at Rosario in 2000.  The lead concentrate was sold to third parties in Mexico. The zinc concentrate was primarily exported

Operations at the Rosario mine were suspended in October 2000 to reduce costs and facilitate exploration.  Pending evaluation of the results of this activity, expected to occur during 2005, we will determine whether resumption of operations is economically warranted.

Taxco

The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, approximately 70 kilometers from Cuernavaca. Access is by paved road. The complex includes several underground mines and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918.

The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif. The geology of the Taxco district consists of basement schists overlain by Lower Cretaceous limestone and Upper Cretaceous shales. The ore bodies of Taxco are of three types: (i) ore filling fractures (veins formed from hydrothermal fluids); (ii) replacement ore bodies in calcerous rock; and (iii) breccia pipes. Fissure veins in the layer of schists, such as the el Cobre vein, contain the most important copper ore deposits.  Silver and lead ores are also present in the fissure veins. There are over 40 veins in the Taxco district, 10 of which are currently being mined.

Immsa employs the shrinkage, cut-and-fill and the room and pillar mining methods at the Taxco mines.  The flotation plant has a capacity of 3,300 metric tons of ore per day.  453,228, 559,839 and 433,800 metric tons of ore were mined at Taxco in 2000, 2001 and 2002, respectively. The lead concentrate is sold in Mexico. The zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported. See “Item 6. Directors, Senior Management and Employees—Employees.”

Immsa Unit Processing Operations

San Luis Potosí Zinc Refinery

The San Luis Potosí electrolytic zinc refinery is located in the city of San Luis Potosí, state of San Luis Potosí. Built in 1982, it is one of the most cost efficient zinc refineries in the world. The refinery’s cost of production, at less than US$ 400 per metric ton of zinc after credits for by-products including sulfuric acid and silver, is among the lowest in the world. The total book value of the refinery was Ps. 1,122.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The plant was designed to produce 105,000 metric tons of refined zinc per year, by treating up to 185,000 metric tons of zinc concentrate from our own mines, principally Charcas, located only 70 miles from the refinery, and 15,000 tons of zinc oxide. Refined zinc production in 2000, 2001 and 2002 amounted to 105,879, 107,005 and 92,012 metric tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In 2002, the plant produced as by-products 169,014 metric tons of sulfuric acid, 587 metric tons of refined cadmium, 5,000 metric tons of copper residues and 15,000 metric tons of lead-silver residues.

San Luis Potosí Copper Smelter

The San Luis Potosí copper smelter is adjacent to the San Luis Potosí zinc refinery. The plant, which has been in operation since 1925, has gone through several phases of expansion and modernization, principally over the last ten years. The total book value of the smelter was Ps. 224.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

The plant operates one blast furnaces (with a second on stand-by), which smelt incoming materials, mainly copper concentrates and copper by-products from lead plants, to produce a copper matte.  The copper matte is then treated in one of the two Pierce Smith converters, producing an impure copper blister (97.4% copper), which in 2002 contained approximately one ounce of gold and 380 ounces of silver per metric ton of copper blister produced. Of a total copper intake of 61,561 metric tons for 2002, approximately 95% was supplied by the Immsa Unit’s mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2000, 2001 and 2002 amounted to 31,239, 30,664 and 24,381 metric tons, respectively.

As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section.  This material contains approximately 35% lead and 20% arsenic which, when treated, produces approximately 2,500 metric tons per year of high purity arsenic trioxide, which is, in turn, sold in the United States principally to the wood preserving industry. Approximately 15,000 metric tons per year of lead bearing calcines (approximately 27% lead) are sold annually to Industrias Peñoles, S.A. de C.V. (“Peñoles”). In order to maintain compliance with Mexican environmental laws, we intend to phase out operations at the San Luis Potosí smelter by 2004 and to consolidate its smelting operations at La Caridad. We do not expect to incur significant remediation costs for the shut down of this plant, but freight costs associated with transport of copper concentrates to the La Caridad Smelter have increased.

Nueva Rosita Coal and Coke Complex

The Nueva Rosita coal and coke complex commenced operations in 1924. The complex is located in the state of Coahuila, on the outskirts of the city of Nueva Rosita near the Texas border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 metric tons of coal, and a 21-coke oven facility capable of producing 90,000 metric tons of metallurgical coke per year at an average cost approximately 40% below international market prices. The room-and-pillar mining method is employed at the underground coal mine with continuous miners. The coke oven installation supplies the San Luis Potosí copper smelter with low cost coke, resulting in a significant cost savings to the smelter. The surplus production (approximately 70,000 metric tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The total book value of the complex was Ps. 397.4 million as of December 31, 2002 (restated in accordance with Mexican GAAP). The complex includes a coal washing plant completed in 1998, which has a capacity of 550,000 metric tons per year and produces cleaner coal of a higher quality.

Cananea Unit Operations

The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, located 70 kilometers from La Caridad and 60 kilometers south of the Arizona border on the outskirts of the town of Cananea. The mining complex includes an open-pit mine, a concentrator and two SX-EW plants. Access is by paved highway and railroad. The Cananea deposit is one of the world’s largest porphyry copper deposits. The total book value of the Cananea Unit’s property and equipment was Ps. 7,185.7 million as of December 31, 2002 (restated in accordance with Mexican GAAP).

For the year ended December 31, 2002, the Cananea Unit accounted for 13.6% and 6.0% of our consolidated net sales and operating loss, respectively, and accounted for 23.1% of our total assets as of December 31, 2002.

Geology

The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits, which evidence a decline in quality at deeper strata. The Cananea region is within the southern Cordilleran region, extending from southern Mexico to the northwestern United States.  Geological and structural features in the district setting are representative of large copper deposits of the disseminated porphyry type. The district lies within the Basin and Range Metallogenic province. A series of Paleozoic sediments from Cambrian to Carboniferous, lithologically equivalent to a section in southeastern Arizona, unconformably overlie a Pre-Cambrian granitic basement.

Mineralization occurred in several stages. An early pegmatitic stage, associated with bornite-chalcopyrite-pyrite-molybdenite assemblage in breccia pipes, is followed by a widespread flooding of hydrothermal solutions accompanying extensive quartz-pyritic-chalcopyrite mineralization. A distinct pyrite-quartz stage envelopes and closes the primary sequence. An extensive and pervasive feldspar destructive sericitic and argillic alteration events is evident throughout the district’s igneous rock complex.

Mining Operations

Cananea uses a conventional open-pit mining method. In recent years the Cananea Unit has invested in equipment to improve stripping capacity and has undertaken accelerated removal of the substantial excess overburden from the mine. An average of 282,719, 259,755 and 242,288 metric tons of material per day were mined in 2000, 2001 and 2002, respectively. The stripping ratio was approximately 0.74 to 1.0 during 2002 and the average copper content for 2002 was approximately 0.565%. Mining equipment includes 11 rotary drills, five 360-ton trucks, seven 260-ton trucks, 20 240-ton trucks and 26 170-ton trucks, one 70-cubic yard shovel, one 54-cubic yard shovel, two 40-cubic yard shovels, one 36-cubic yard shovel and five 30-cubic yard shovels.

Concentrating Operations

Cananea’s concentrator was constructed in 1986. It originally had a capacity of 62,500 metric tons of ore per day, which was increased to 80,000 metric tons per day in May 1998. During 2000, 2001 and 2002, daily averages of 63,943, 56,250 and 53,314 metric tons of ore were processed with an average grade of 0.521%, 0.501% and 0.565% copper, respectively. During the same periods, 379,640, 314,354 and 323,351 metric tons of copper concentrates were produced, with average grades of 25.70%, 26.15% and 26.79% copper, respectively. The copper recovery was 79.86% for 2000, 80.03% for 2001 and 80.48% for 2002. Copper concentrates are currently sold to the Mexcobre Unit for further processing.

New Crushing System

The Cananea Unit’s leachable ore crushing system for low-grade ore was built during 1997. This system improves the metallurgical recoveries and reduces the operating cost.

We completed construction of a crushing system at the Cananea Unit in 1999, at cost of approximately US $38.5 million. See “—Capital Expenditures.”

SX-EW Facilities

The Cananea Unit operates a leaching facility and two SX-EW plants. All copper ore with a grade lower than the mill cut-off grade (0.4%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. In November 2001, we completed the first phase of the expansion of one of the SX-EW facilities.  The Cananea Unit currently maintains 4.2 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 1.0 grams of copper per liter. The SX-EW facilities have a total capacity of 54,750 metric tons of copper cathodes per year. In 2000, 2001 and 2002 copper cathode production was 33,788, 39,952, and 50,041 metric tons, respectively. In July 1998, the SX-EW facilities at Cananea received ISO 9002 certification from the International Standards Organization.

Capitalization of leaching  material

From 1999 to 2001, Mexcananea conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields.  According to these studies, we determined that the Cananea mine has large quantities of material known as chalcocite, which has proven beneficial when processed through the hydrometallurgical process known as leaching.  In order to begin exploiting these leaching materials, during 2001 we accumulated large quantities of leaching materials in sites known as leaching dumps, from which copper is extracted through a process of irrigation, filtering and electrolysis.  According to Mexcananea’s studies, copper can be recovered through the leaching process over a period of approximately five to eight years.  Amortization of the costs incurred in processing the leaching material, which are capitalized once such materials are removed from the mine, is based on the actual depletion of each of the leaching dumps.  As of December 31, 2002 and 2001, the gross amount capitalized for this activity was Ps. 919.1 million and Ps. 532.0 million, respectively.  Prior to 2001, such leaching materials were considered to be waste materials and therefore figured into the determination of stripping ratios, which are used to determine capitalized stripping costs.  The implementation of processing leaching materials resulted in a net reduction of our cost of sales of Ps. 141.3 million in 2002 and Ps. 169.1 million in 2001.

The table below sets forth production capacity and capacity utilization for our mining, concentrating, smelting and refining facilities during 2002.

Grupo Minero México, S.A. de C.V.
Mines And Plants Capacity Utilization In 2002

Facility	Unit	Product	Capacity(1)	Production(1)	Capacity Utilization

Mine/Concentrator	Mexcobre	Extraction and milling ore	32,400,000	21,828,000	67%
Molybdenum Plant	Mexcobre	Molybdenum ore	720,000	720,000	100%
Smelting	Mexcobre	Anodes	360,000	239,031	66%
Sulfuric Acid Plant	Mexcobre	Sulfuric acid	1,565,520	703,801	45%
SX/EW Plant	Mexcobre	Cathodes	21,900	19,295	88%
Copper Refinery	Mexcobre	Cathodes	300,000	199,905	67%
Copper Rod Plant	Mexcobre	Wire rod	150,000	97,485	65%
Precious Metals Plant	Mexcobre	Anode slimes	2,800	1,157	41%
Lime Plant	Mexcobre	Lime	122,400	96,256	79%
Smelting	Immsa San Luis Potosí	Concentrates smelted	230,000	108,338	47%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Zinc	100,000	92,012	92%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Cadmium	600	587	98%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Sulfuric acid	175,000	169,014	97%
Coke Plant	Immsa Nueva Rosita	Coke	120,000	83,456	70%
Coal Mine	Immsa Nueva Rosita	Coal	1,068,000	1,050,296	98%
Concentrate Mine	Immsa Charcas	Extraction and milling ore	1,476,000	1,342,703	91%
Concentrate Mine	Immsa Taxco	Extraction and milling ore	1,079,100	433,800	40%
Concentrate Mine	Immsa San Martin	Extraction and milling ore	2,230,400	1,237,051	55%
Concentrate Mine	Immsa Santa Barbara	Extraction and milling ore	1,574,400	1,590,650	101%
Mine/Concentrator	Mexcananea	Extraction and milling ore	29,200,000	19,033,000	65%
SX/EW Plant	Mexcananea	Cathodes	54,750	50,041	91%

(1)                                  Metric tons per annum except where noted.

Reserves

We have estimates of ore reserves prepared with respect to each of our units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by our engineering staff in conjunction with the engineering staffs of our units using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling.  The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves unprofitable to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations. See Item 3.  “Key Information—Risk Factors.”

The terms “reserves,” “proven reserves,” “probable reserves,” “dilution,” “total leaching recovery,” “total metal recoverable” and “total mill recovery,” which are used in the following tables, are defined in “Annex A— Glossary of Certain Mining Terms.”

The following tables set forth estimated reserve data of the Mexcobre Unit, Immsa Unit and Cananea Unit as of January 1, 2003, which are prepared by the Department of Mining, Planning and Control at each operating unit under the supervision of our Director of Mining, Planning and Control.  See Item 6.  “Directors, Senior Management and Employees—Directors and Senior Management.”

Ore Reserves—Open Pit Mines

Mexcobre Unit
(estimated as of January 1, 2003)

	Ore	Copper	Molybdenum
	(Thousands of metric tons)		(Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	673,415	0.42 0.023
Probable	36,925	0.38	0.020
Total	710,340	0.42	0.023
Total mill recovery	—	84.31%	44.59%
Total metal recoverable (thousands of metric tons)	—	2,503	72
Leach ore:
Proven	567,897	0.24	—
Probable	45,101	0.24	—
Total	612,998	0.24	—
Total leaching recovery	—	18.98%	—
Total metal recoverable (thousands of metric tons)	—	279	—

Cananea Unit
(estimated as of January 1, 2003)

	Copper	Molybdenum
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	2,260,400	0.58
Probable	603,500	0.55
Total	2,863,900	0.58
Total mill recovery	—	81.00%
Total metal recoverable (thousands of metric tons)	—	13,363
Leach ore:
Proven	1,935,300	0.22
Probable	381,200	0.21
Total	2,316,500	0.22
Total leaching recovery	—	50.00%
Total metal recoverable (thousands of metric tons)	—	2,550

Ore Reserves—Underground Mines

Immsa Unit
(estimated as of January 1, 2003)

Mine Unit	Ore	Zinc	Copper	Lead	Silver	Gold
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)			(Grams per metric ton, unless otherwise indicated)

Charcas
Proven	4,493	5.90	0.29	0.46	79	0.00
Probable	4,501	5.81	0.27	0.26	67	0.00
Total	8,994	5.86	0.28	0.36	73	0.00
Total mill recovery		93.60%	36.99%	71.03%	80.24%	0.00%
Total metal recoverable (metric tons)		493,309	9,315	22,998	526.81	0.00
Santa Bárbara
Proven	9,170	3.38	0.48	1.94	103	0.45
Probable	10,329	3.30	0.55	1.53	121	0.31
Total	19,499	3.34	0.52	1.72	113	0.38
Total mill recovery		84.00%	58.00%	82.50%	87.68%	42.36%
Total metal recoverable (metric tons)		547,081	58,810	276,699	1,931.99	3.14
San Martín
Proven	3,692	3.63	1.02	0.42	101	0.00
Probable	7,768	3.30	1.05	0.56	141	0.00
Total	11,460	3.41	1.04	0.51	128	0.00
Total mill recovery		67.99%	84.49%	87.00%	76.30%	0.00%
Total metal recoverable (metric tons)		265,680	100,692	50,845	1,119.16	0.00
Velardeña
Proven	35	7.31	0.03	1.41	61	0.00
Probable	492	8.17	0.10	1.31	72	0.00
Total	527	8.11	0.10	1.32	71	0.00
Total mill recovery		69.48%	62.53%	74.31%	62.48%	0.00%
Total metal recoverable (metric tons)		29,657	329	5,163	23.35	0.00
Santa Eulalia
Proven	526	8.39	0.09	2.12	107	0.00
Probable	1,502	6.92	0.21	1.68	101	0.00
Total	2,028	7.30	0.18	1.80	103	0.00
Total mill recovery		86.00%	30.23%	83.00%	77.98%	0.00%
Total metal recoverable (metric tons)		127,372	1,103	30,311	162.96	0.00
Rosario
Proven	14	5.75	0.68	2.64	60	1.65
Probable	307	3.23	0.21	2.19	121	0.91
Total	321	3.34	0.23	2.21	118	0.94
Total mill recovery		69.68%	65.63%	77.77%	67.24%	64.55%
Total metal recoverable (metric tons)		7,464	484	5,512	37.84	0.19
Taxco
Proven	368	4.39	—	2.45	198	0.00
Probable	1,527	4.87	—	1.96	148	0.00
Total	1,895	4.78	—	2.06	158	0.00
Total mill recovery		81.98%	—	82.12%	73.32%	0.00%
Total metal recoverable (metric tons)		74,252	—	32,054	219.51	0.00
Immsa Unit total
Proven	18,298	4.22	0.52	1.28	98	0.23
Probable	26,426	4.11	0.59	1.06	117	0.13
Total	44,724	4.16	0.56	1.15	109	0.17
Total mill recovery		83.03%	68.17%	82.35%	82.49%	43.79%
Total metal recoverable (metric tons)		1,544,815	170,733	423,582	4,021.62	3.33

The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine–concentrator grade differences.

Exploration

We conduct mineral exploration programs at each of our existing mines with a view to locating new ore reserves to replace ore extracted in mining operations. The size of the ore deposits at the Cananea and La Caridad sites has permitted us to achieve this objective at such sites without material expenditure, and, based on current test drilling and sampling results, we expect this situation to continue for the life of each mine. We believe that the exploration budget of the Immsa Unit is also sufficient to meet this goal under currently foreseeable circumstances.

In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral reserves at 42 other sites in Mexico. In particular, we have identified significant copper and gold deposits at the El Arco site in the state of Baja California. Preliminary investigations of the El Arco site indicate that the deposit contains approximately 846 million metric tons of sulfide ore with average grades of 0.51% copper and 0.14 grams of gold per metric ton, and 170 million metric tons of leachable ore with average grades of 0.56%. A reserve of 13.0 million metric tons of ore at Angangueo site in the state of Michoacán has been identified with diamond drilling. This reserve contains 0.16 grams of gold per metric ton, 262 grams of silver per metric ton, and comprised of 0.79% of lead, .97% of copper and 3.5% of zinc. This ore reserve is sufficient to proceed to the pre-feasibility stage, which includes additional metallurgical tests to ascertain the feasibility of developing the project. Metallurgical studies at the Buenavista Project site (in the state of Sonora) have shown that a commercial operation can be carry out in such site, where there is a reserve of 36 million tons of ore containing 29 grams of silver per metric ton, 0.69% of copper and 3.3% of zinc.

We spent Ps. 281.6 million (US$ 29.0 million) on exploration programs in 2000, Ps. 121.5 million (US$ 13.1 million) in 2001 and Ps. 70.2 million (US$ 6.7 million) in 2002 and have budgeted Ps. 83.3 million (US$ 8.1 million) for 2003.

Mining Concessions and Properties

Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Our mineral rights derive from concessions granted by the Secretary of Economy pursuant to the Mining Law and regulations thereunder. The current Mining Law, enacted in 1992, simplified procedures for obtaining concessions, extended the life of exploitation concessions from 25 years to 50 years and eliminated the maximum level of non-Mexican ownership of mining concessionaires, which was previously 49%. Certain excise taxes previously applicable to mining revenues have also been eliminated.

Mining concessions are granted either for exploration or for exploitation. An exploration concession permits us to explore for mineral resources on a specified claim for a non-renewable period of six years and confers priority in seeking an exploitation concession for the same claim. An exploitation concession permits us to extract specified minerals from a specified claim for a renewable period of up to 50 years, provided that we pay a nominal fee and comply with a program of exploitation submitted to the Mexican Secretary of Economy.

Mining concessions grant several specified rights to the concessionaire, including (i) the right to freely dispose of mineral products obtained as a result of the exploitation of the concession, (ii) the right to obtain the expropriation of, or an easement with respect to, the land where the exploration or exploitation will be carried out and (iii) the right to use water in the mine to facilitate extraction, subject to securing and maintaining the required permits from the CNA under applicable laws and regulations.  In addition, a concessionaire of a mining concession is obligated, among other things, (i) to explore or exploit the relevant concession, (ii) to pay any relevant fees, (iii) to comply with all environmental and safety standards and (iv) to provide information to the Mexican Secretary of Economy and permit inspections by the Mexican Secretary of Economy. Mining concessions may be terminated if, among other things, minerals being mined are not included in the concession or the obligations of the concessionaire are not satisfied.  An assignment of mining concessions is only effective if the assignment is registered with the Mexican Public Registry of Mining.

We generally own the land to which our concessions relate, although ownership is not required in order to operate a concession. We also own all of our processing facilities. Our headquarters are in Mexico City and we have a sales office in Phoenix, Arizona and a purchasing and logistics office in Tucson, Arizona.

CAPITAL EXPENDITURES

We made capital expenditures of Ps. 1,006.3 million, Ps. 388.1 million and Ps. 208.8 million in 2000, 2001 and 2002, respectively, and expect to make capital expenditures of approximately US$ 52.4 million in 2003. All capital expenditures in 2003 are anticipated to be funded by internally generated funds, as has been principally the case in the past. In general, the capital expenditures and projects described below are intended to contribute to further vertical integration of our operations by increasing the capacity for production of refined metals products.

We have budgeted US$ 52.4 million in capital expenditures in 2003 for the tailing dams expansion in the San Martin unit, and upgrading Mexcobre’s smelter.

Our capital expenditures are made primarily in U.S. dollars, and accordingly, budgeted amounts in the table below are presented in U.S. dollars. Expenditures in past reporting periods are presented in constant pesos in conformity with the presentation of our Financial Statements. Changes in peso-U.S. dollar exchange rates and inflation in the Mexican economy in future periods will affect the reported amount of future expenditures in peso terms.

The following table sets forth our capital expenditures on the items specified at December 31, 2000, 2001 and 2002 and principal capital expenditures projected through 2003.

	For the year ended at December 31,
	2000	2001	2002	2003 projected
	(Million of constant pesos as of December 31, 2002)			(Million of US$)
New Projects
Immsa zinc refinery	0.0	0.0	0.0	—
Cananea Quebalix System	0.0	0.0	0.0	—
La Caridad copper refinery, precious metals refinery, copper dust treatment plant and rod plant	7.4	3.4	0.0	—
La Caridad natural gas pipeline	12.5	4.0	0.0	—
Total new projects	19.9	7.4	0.0	—

Capacity Expansions
San Martin Unit, Santa Barbara Unit and Charcas Unit	60.6	67.7	10.6	2.3
La Caridad copper smelter	24.6	31.9	3.0	10.5
Cananea SX-EW plants	331.3	173.6	18.0	—
Cananea concentrator plant	35.1	38.7	4.6	—
Coal washing plant	4.3	0.0	0.0	10.0
Total capacity expansions	455.9	311.9	36.2	22.8

Equipment and Machinery Replacement
Investments in tailing dams, water recovery and plant	175.3	35.4	0.1	6.1
Other investments	496.1	314.5	191.6	23.5
Total equipment and machinery replacement	671.4	349.9	191.7	29.6

Total Capital Expenditures	1,147.2	669.2	227.9	52.4

Less net book value of retirements	140.9	32.8	19.1	—

Capital Expenditures net of retirements	1,006.3	636.4	208.8	52.4

ITEM 5.                                           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. The Financial Statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. Note 18 to the Financial Statements provides a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of stockholders’ equity and net income as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002.

In accordance with Mexican GAAP rules on price-level restatement of financial statements, the Financial Statements included in this Annual Report recognize certain effects of inflation.  In addition, the Financial Statements and, unless otherwise specified, the other financial data included in this Annual Report are restated in constant pesos as of December 31, 2002. The effects of price-level restatement in accordance with Mexican GAAP have not been reversed in the reconciliation to U.S. GAAP. See Item 3. “Key Information—Selected Financial Data” and Note 18 to the Financial Statements.

Restatement of previously reported U.S. GAAP consolidating financial information

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the acquisitions of its mostly owned guarantor subsidiary had not been properly reported in the Company’s consolidating U.S. GAAP financial information presented in Note 21 to the financial statements included in Item 18.  Push-down accounting is not required under Mexican GAAP.  As a result, such consolidating U.S. GAAP financial information has been restated to reflect the push-down effects of the excess purchase price paid over the fair value of the assets and liabilities of Mexcananea, and the excess of the book value of the assets and liabilities of Mexcobre over the purchase price paid.  The application of push-down accounting for the Company’s mostly owned guarantor subsidiaries does not change the Company’s 2001 or 2000 consolidated financial information under U.S. GAAP or Mexican GAAP.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in Mexico requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies are the most critical to our consolidated financial statements since these policies require significant judgment or involve complex estimates that are important to the portrayal of our financial condition and results of operations.

Ore reserves

We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper, zinc, lead, silver and gold remaining in existing mine locations that can be produced and sold at a profit.  Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about market prices and production costs relating to the metals.  We believe that the metals price assumptions used are consistent with average historical prices over recent full economic and pricing cycles.

The reserve estimates have been adjusted for actual production since the most recent reserve declarations.  Many companies declare their ore reserves on an annual basis.  We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2002. The reserve estimates have been calculated as of January 1 on an annual basis.

We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping.  We believe this price reflects a valid price assumption over the remaining lives of our mines, which range from 15 to 102 years.  We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price.  Price assumptions utilized by us in determining ore reserves and three year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves		Three Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which is per ounce in U.S. Dollars)

Copper	US	$0.90	US	$0.76216
Molybdenum		3.00		2.481
Zinc		0.50		0.46724
Gold		300.00		276.44
Silver		5.00		4.848
Lead	US	$0.24	US	$0.21663

We believe the price assumptions used to determine ore reserves are reasonable and appropriate for the purpose of managing operations.

Capitalized Expenditures

Stripping costs:  In carrying out operations in open-pit mines, we are required to remove waste materials to access mineral deposits.  Because the concentration of mineral deposits is not evenly distributed throughout the mines, there are periods during the life of the mine where we mine more (or better quality) reserves as compared to waste removed, and periods during which we mine less (or lower quality) reserves as compared to waste removed.

For each of our existing production stage open-pit mines, mine engineers have calculated a life-of-mine stripping ratio, which represents our estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserve at each such mine.  The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings.  In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined.  Such capitalized costs are included in net capitalized mine stripping, and are amortized using the units of production method.  Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.  Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratios, we reduce the net capitalized mine stripping asset proportionally with a charge of amortization expense.

We understand that the SEC is currently evaluating methods for accounting for mine stripping costs.  In addition, we are aware that in recent public comments, the SEC has expressed unfavorable views towards our method of accounting for mine stripping costs, which is also shared by others within the industry.  However, we believe that our method of accounting for mine stripping costs, which effectively results in the smoothing of production costs over the lives of our mines, accurately reflects the results and operations of our mining operations and also facilitates improved matching of revenues and related expenses.

During 2002, 2001 and 2000, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined.  If we were to have expensed all production costs associated with its mining operations as incurred, net operating costs expenses would have increased by Ps. 98.8 million, Ps. 208.9 million and Ps. 572.4 million, for the years ended December 31, 2002, 2001 and 2000, respectively.

Estimated life-of-mine stripping ratios for each of the Company’s mines for the years ended December 31, 2002, 2001 and 2000, were as follows:

	Life-of-Mine Stripping Ratio With Respect to
	Mexcananea Unit	Mexcobre Unit
2002	0.56	1.60
2001	0.56	1.61
2000	0.59	1.08

Leaching material: We capitalize the cost of materials with low copper content extracted during the mining process (“leaching material”), which are accumulated in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the individual depletion of the leaching dumps, which occurs in approximately 5 to 8 years.

Mine development costs: Exploration costs incurred before site operation are expensed as incurred, except for expenditures related to specific properties where proven and probable mineral resource have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

Employee benefit obligations

In accordance with Mexican Labor Law and our collective bargaining agreements, a liability results from the voluntary departure of employees who have worked for a company for a minimum number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances. We record the liabilities from voluntary employee departures, indemnities and seniority premiums as they accrue, in accordance with actuarial computations.

Mexcananea provides medical and hospital services to all active and retired unionized employees and members of their families through one of its subsidiaries, Hospital del Ronquillo, S. de R.L. de C.V. Beginning in 1999, Mexcananea adopted revised bulletin D-3, “Employee Benefits”. Accordingly, Mexcananea recorded the liability for post-retirement medical benefits in accordance with actuarial calculations. When there is a significant reduction in personnel due to a restructuring of the labor force or the closing of a plant, the corresponding costs, net of the corresponding reduction in projected benefit obligations and other related items, are charged to results.

We are accruing a liability that at present value will cover the projected benefit obligations owed to our employees at their respective estimated retirement dates. Payments are charged to results in the period in which they are made. Our plan assets related to voluntary employee departures and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).

Revenue recognition

Most of our copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of our copper production is sold in the form of concentrate under contracts of one to three years in duration. Silver and gold are sold under monthly contracts or in spot sales.  Revenues are recognized upon the shipment of products to customers in satisfaction of orders.

Sales of copper concentrate are recorded in the month the product is shipped to customers.  For those sales of copper products wherein customers are given the option to select a monthly average LME or Comex price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or Comex spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

OPERATING RESULTS

Our business is affected by a number of factors described below that should be considered in evaluating our financial position, results of operations and cash flows for the periods described in this Annual Report.

Commodity Prices

Our selling prices depend principally upon the market prices of metals we produce, especially copper. Such prices can fluctuate widely and are beyond our control. Since the maximum volume of metals we produce can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. Our results were adversely affected in 2000, 2001 and 2002 by decreases in copper prices, although the diversity of our metals production partly mitigated the effects of these market price fluctuations. Copper prices averaged US$ 0.72 per pound during 2002, as compared to an average of US$ 0.73 per pound during 2001.  The price of copper was US$ 0.73 per pound at December 31, 2002 and the lowest price of copper during 2002 was US$ 0.65 per pound on January 2, 2002. Low copper prices resulted in lower net sales, lower operating income and lower net income (a net loss) in 2002.  Low prices for copper have continued in 2003. See “—Results of Operations for 2002, 2001 and 2000.” If low copper prices continue at present levels or fall further, these trends in operating results will persist or be magnified.

In 2002, each change of US$ 0.01 per pound in the average price of each of the following metals (except for silver, which reflects a change of US$ 0.01 per ounce) would have changed net income by approximately the amount indicated: copper — Ps. 35.6 million; zinc — Ps. 16.1 million; lead — Ps. 3.4 million; and silver — Ps. 0.9 million.  See “—Summary of Prices, Volumes Sold and Net Sales” and Item 4. “Information on the Company—Metals Prices” for information concerning market prices for metals.

From time to time we have entered into options and futures contracts or fixed-price forward sales contracts with respect to a portion of our expected future production of metals. See Item 11. “Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk.” Gains and losses on such transactions, together with amortization of any initial fees or other costs of such transactions, are reported net under cost of sales.

Effects of Exchange Rate Fluctuations and Inflation

All of our sales of metals are priced and invoiced in U.S. dollars (although domestic sales are paid in pesos), while a substantial portion of our cost of sales (approximately 71% in 2002) is denominated in pesos. As a result, period-to-period comparisons of net sales and other items in the statement of operations as restated in constant pesos will be affected when the rate of inflation differs from the rate of devaluation of the peso against the U.S. dollar. When the rate of devaluation exceeds the rate of inflation, net sales and operating income expressed in constant pesos will, all other things being equal, increase from one period to the next. Conversely, when the rate of devaluation is less than the rate of inflation, net sales and operating income expressed in constant pesos will, all other things being equal, decline.

Effective January 1, 1997, under the Fifth Amendment to Bulletin B-10 of the Mexican Institute of Public Accountants, we restate all nonmonetary assets using the NCPI. The Fifth Amendment to Bulletin B-10 establishes net replacement cost determined as of December 31, 1996 as the basis for future NCPI adjustment. Prior to the adoption of the Fifth Amendment to Bulletin B-10, nonmonetary assets could be valued in accordance with the replacement cost method, which required an independent appraisal of such assets as of the most recent balance sheet date. Because most of our equipment is valued in U.S. dollars, prior to this amendment our appraised value as expressed in constant pesos varied with the real change in the value of the peso against the U.S. dollar. In periods of real devaluation of the peso, such as 1998, depreciation is higher under this amendment than it would have been under the prior method.

For information regarding recent U.S. dollar-Peso exchange rates, see the tables set forth at Item 3. “Key Information—Exchange Rates”.

We have significant assets and liabilities denominated in U.S. dollars and, because we have net U.S. dollar-denominated liabilities, are exposed to foreign exchange losses when the peso declines in value against the U.S. dollar. See Item 3. “Key Information—Exchange Rates,” Item 5. “Operating and Financial Review and Prospects—Results of Operations for 2002, 2001 and 2000” and Item 11. “Quantitative and Qualitative Disclosure About Market Risk.”

We have had a substantial net monetary liability position (monetary liabilities exceeding monetary assets) for all periods discussed in this Annual Report and have recorded net gain on monetary position during these periods. When inflation is higher, we record a greater gain on monetary position.

Summary of Prices, Volumes Sold and Net Sales

We invoice our customers for all of our products on the basis of market prices for refined metals and the amounts of metal contained in our products and this gross value is recorded under net sales. Where products are sold in impure form, like copper anodes, copper blister or copper concentrates, the invoice also includes a debit for treatment and refining charges, which is recorded under cost of sales. Other by-products are invoiced based on market prices and the invoiced value is recorded under net sales. The prices of unrefined products are estimated at the time of the initial invoice, because certain physical properties (such as metal content and moisture content) cannot be finally determined until they have been processed further and because invoices are often based on references to market prices that are not yet determined at the time of the initial invoice. When the price is finally determined, a further invoice is sent and an adjustment to net sales is recognized.

The following table sets forth, for each of the periods indicated and for each of our principal categories of metal products, average realized prices (expressed in historical U.S. dollars), volumes sold and net sales (expressed in constant pesos and historical U.S. dollars).

	Year ended December 31,
	2000		2001		2002
Average Realized Price (US$)
Metallic copper (per pound)	US	$0.88	US$	0.76	US$	0.76
Refined zinc (per pound)	0.55		0.45		0.39
Zinc concentrate (per pound of zinc contained)	0.51		0.36		0.36
Silver (per ounce)	4.94		4.36		4.57
Gold (per ounce)	275.71		270.92		309.98
Lead (per pound)	0.19		0.21		0.21
Volume Sold
Metallic copper (metric tons)		368,492	341,515		280,216
Copper concentrate (metric tons of copper contained)		21,155	11,549		(543)
Refined zinc (metric tons)		107,397	104,256		95,088
Zinc concentrate (metric tons of zinc contained)		47,858	37,657		31,411
Silver (kilograms)		690,263	652,336		499,572
Gold (kilograms)		2,528	2,116		1,002
Lead (metric tons)		37,712	34,214		26,804
Net Sales (millions of constant pesos as of December 31, 2002)
Copper:
Metallic	Ps.	7,756.6	Ps.	5,779.6	Ps.	4,628.4
Concentrate		442.8	176.5		(5.5)
Total		8,199.4	5,956.1		4,622.9
Zinc:
Refined		1,417.0	1,032.2		808.0
Concentrate		581.5	303.1		245.3
Total		1,998.5	1,335.3		1,053.3
Silver		1,177.0	916.9		734.9
Gold		238.5	184.8		100.1
Lead		155.2	158.5		117.7
Other		1,149.4	903.5		723.9
Total	Ps.	12,918.0	Ps.	9,455.1	Ps.	7,352.8
Percentage change from prior period		3.9%	(26.8)%		(22.2)%
Net Sales (millions of historical U.S.$)	US	$1,128.0	US$	901.5	US$	723.8
Percentage change from prior period		15.2%	(20.1)%		(19.7)%

Results of Operations for 2002, 2001 and 2000

We reported an operating loss of Ps. 883.8 million in 2002, a 19.3% reduction in operating loss from the Ps. 1,095.4 million operating loss reported in 2001.  This decrease was primarily due to a decline in the cost of sales, causing lower purchased concentrates from third parties during 2002 compared to 2001 and partially offset decrease in volume sales for copper (73,391 fewer metric tons sold), zinc (15,414 fewer metric tons sold), silver (153 fewer metric tons sold) and gold (1,114 fewer kilograms sold).

We reported an operating loss of Ps. 1,095.4 million in 2001, a 236.6% decrease from the Ps. 801.7 million operating income reported in 2000.  This decrease was primarily due to lower average prices and sales volume for copper (US$ 0.12 less per pound), zinc (US$ 0.10 less per pound), silver (US$ 0.58 less per ounce) and gold (US$ 4.79 less per ounce) in 2001 as compared to 2000, and the appreciation of the Mexican peso in respect of the dollar.

We reported net loss of Ps. 1,178.3 million in 2002, compared to net loss of Ps. 874.1 million in 2001 and net income of  Ps. 266.2 million in 2000.

Net sales

Net sales in 2002 were Ps. 7,352.8 million, 22.2% lower than the Ps. 9,455.1 million of net sales in 2001. The decrease was due to lower sales volumes of copper, zinc, silver and gold. Net sales expressed in historical dollars decreased 19.7%.

Net sales in 2001 were Ps. 9,455.2 million, 26.8% lower than the Ps. 12,918.0 million of net sales in 2000. The decrease was due to lower sales volumes of copper, zinc, silver, and gold and by decreased average prices of copper, zinc, silver and gold. Net sales expressed in historical dollars decreased 20.1%.

Copper sales. Net copper sales in 2002 were Ps. 4,622.9 million, 22.4% lower than the Ps. 5,956.1 million of copper sales in 2001.  This decrease was due to a lower sales volume of copper. Net copper sales in 2001 were Ps. 5,956.1 million, 27.4% lower than the Ps. 8,199.4 million of copper sales in 2000. This decrease was due to a 14% lower sales volume of copper and a 13.7% decline in the price of refined copper.

Zinc sales. Net zinc sales in 2002 were Ps. 1,053.3 million, 21.1% lower than the Ps. 1,335.3 million of zinc sales in 2001. This decrease was due to a 13.3% decrease in the price of zinc and a 10.9% decrease in the sales volume of zinc.  Net zinc sales in 2001 were Ps. 1,335.3 million, 33.2% lower than the Ps. 1,998.5 million of zinc sales in 2000. This decrease was due to the 4.48% appreciation of the Mexican peso against the U.S. dollar, a 22% decrease in the price of zinc and a 8.6% decrease in the sales volume of zinc.

Silver sales. Net silver sales in 2002 were Ps. 734.9 million, 19.9% lower than the Ps. 917.0 million of silver sales in 2001.  This decrease was due to a 23.4% lower sales volume of silver partially offset by a 4.8% increase in the price of silver.  Net silver sales in 2001 were Ps. 917.0 million, 22.1% lower than the Ps. 1,177.0 million of silver sales in 2000.  This decrease was due primarily to a 5.5% lower sales volume of silver and a 12% decline in the price of silver.

Gold sales. Net gold sales in 2002 were Ps. 100.1 million, 45.8% lower than the Ps. 184.8 million of gold sales in 2001. This decrease was due to a 52.6% decrease in the sales volume of gold partially offset by a 14.4% increase in the price of gold.  Net gold sales in 2001 were Ps. 184.8 million, 22.5% lower than the Ps. 238.5 million of gold sales in 2000. This decrease was due to a 16.3% decrease in sales volume of gold.

Lead sales. Net lead sales in 2002 were Ps. 117.7 million, 25.7% lower than the Ps. 158.5 million of lead sales in 2001.  This decrease was due to 21.7% decline in the sales volume of lead.  Net lead sales in 2001 were Ps. 158.5 million, 2.2% higher than the Ps. 155.2 million of lead sales in 2000. This increase was due to a US$ 0.02 per pound increase in the price of lead.

Cost of sales

Cost of sales in 2002 was Ps. 6,089.3 million, 82.8% of net sales, and was 27.9% lower than the Ps. 8,442.0 million of cost of sales in 2001.  The decrease in real terms in cost of sales was primarily due to fewer purchases of concentrates from third parties.  Cost of sales in 2001 was Ps. 8,442.0 million, 89.3% of net sales and were 15.6% lower than the Ps. 10,004.9 million of cost of sales in 2000. The decrease in real terms in cost of sales was due to fewer purchases of concentrates from third parties. See Item 4.  “Information on the Company—Cash Cost of Production in Terms of Copper.”

Administrative expenses

Administrative expenses in 2002 were Ps. 403.4 million, 5.5% of net sales, and were 3.9% higher than in 2001 due primarily to expenses related to our financial restructuring, including legal expenses, which were Ps. 68.0 million more than in the prior year, incurred as a result of the restructuring process.  Administrative expenses in 2001 were Ps. 388.1 million, 4.1% of net sales and were 11.4% lower than in 2000 due primarily to the continuance of our cost control policy, reduction in the number of our employees, and improvements in corporate and sales systems and communications.

Depreciation

Depreciation expense in 2002 was Ps.1,743.9 million, 1.4% higher than in 2001. Depreciation expense in 2001 was Ps. 1,720.4 million, 2.8% higher than in 2000.

Net comprehensive financing cost

Net comprehensive financing cost represents the net effect of interest expense, interest income, foreign exchange loss and gain on net monetary position, which arises from the effect of inflation on the average net balance of monetary liabilities, and loss on hedging activities.  Net comprehensive financing cost has been affected by (i) the level of our cash and temporary investments; (ii) the rates of return on short-term investments; (iii) the level of our indebtedness; (iv) the rates of interest on our indebtedness; (v) the rate of inflation; and (vi) the fluctuations in foreign currency exchange rates.

Net comprehensive financing cost was an expense of Ps. 698.9 million in 2002, an expense of Ps. 180.2 million in 2001 and expense of Ps. 96.4 million in 2000. This change was in 2002 due primarily to a decrease of Ps. 329.3 million (40.1% from the prior) year in interest income as a result of lower average balances of investments and a lower rate of return on investments, and the recognition of Ps. 271.6 million of foreign exchange loss due to the depreciation of the Mexican peso against the U.S. dollar compared to a Ps. 169.9 million gain in 2001, partially offset by a Ps. 62.4 million (55.9%) increase in the gain on monetary position due to higher inflation.

Other income (expense), net

Other income (expense), net, consisted of a Ps. 8.5 million expense in 2002, compared to income of Ps. 72.8 million in 2001 and income of Ps. 25.9 million in 2000. Other expense, net, in 2002 consisted primarily of net loss on sales of used equipment.  Other income, net, in 2001 consisted of an insurance recovery, net gain or sales of used equipment and a non-recurring gain on natural gas sales.

Income taxes

Our tax returns and those of our subsidiaries are consolidated and filed by Minera México, our 98.5% shareholder. Each year we and our subsidiaries pay to Minera México the amount of tax, if any, we would have paid had we filed a separate tax return. In the event Minera México reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits to which we or our subsidiaries are entitled, Minera México is obligated to reimburse us or such subsidiary for such tax benefit at the time such benefit would otherwise have reduced the tax payable by us or such subsidiary. Beginning in 1999, Mexican law changed to reduce the extent to which a company can benefit from tax consolidation, from 100% to 60% of the possible benefits. See Note 14 to the Financial Statements. At December 31, 2002, we had tax loss carryforwards amounting to Ps. 2,077.7 million, all of which were attributable to Mexcananea and Mexcobre and all of which has been applied to reduce the income taxes of Minera México.

We are subject to income tax and to an alternative minimum corporate tax known as asset tax, which is currently assessed at 1.8% of the net average balance of certain assets and liabilities. Our subsidiaries and we are also required under Mexican law to pay employees, in addition to their normal compensation and benefits, profit sharing in amounts based on the taxable income of the employing entity.

The aggregate effective rate of income tax was 25.6% in 2002, 31.7% in 2001, and 45.1% in 2000. The difference between the aggregate effective rate of income tax of 2002 and 2001 was primarily due to the decline in our deferred taxes resulting from a decrease in the statutory income tax rate, partially offset by an increase in taxes related to the sale of shares of our stock to our employees.  The difference between the aggregate effective rate of income tax of 2001 and 2000 was primarily due to the losses suffered in 2001 and the profits obtained in 2000.

Minority interest

Minority interest in net loss was Ps. 10.5 million in 2002. Minority interest in net loss was Ps. 10.2 million in 2001 and net income of Ps. 7.8 million in 2000.

Liquidity and Capital Resources

Our principal capital requirements are to finance capital expenditures. Capital expenditures were Ps. 208.8 million in 2002, Ps. 388.1 million in 2001 and Ps. 1,006.3 million in 2000. We have budgeted total capital expenditures for 2003 of approximately US$ 52.4 million. See “Item 4.  Information on the Company—Capital Expenditures.” The actual amount we spend in each year will depend to some degree on the pace at which current investment projects are implemented and change in market prices for metals. The bulk of capital expenditures are priced in foreign currencies, principally U.S. dollars, so the amount of capital expenditures as stated in constant pesos in our Financial Statements will also depend on the exchange rate between the peso and the U.S. dollar.

From time to time, we provide funding to our shareholder Minera México.  In March 1998, we advanced to the former Grupo México US$ 420 million from the proceeds of issuance of our Notes, which it applied to repay short-term financing for its investment in Grupo Ferroviario Mexicano, a railway network acquired from the Mexican government. The balance owed by Minera México (the former Grupo México) at December 31, 2002 was Ps. 9,047.8 million.

We pay dividends to our stockholders out of funds legally available therefor as voted by Minera México at the annual meeting of stockholders.  At our stockholders’ Ordinary General Meeting held on December 30, 2002, an in kind dividend was declared consisting of 662,467,000 shares of Mexcobre common stock.  The value of this in kind dividend was equal to approximately US$ 13,450,800 at December 31, 2002, based on the accounting value of the shares of Mexcobre on that date.  This first installment of this dividend was distributed on May 15 in the amount  90,622,066 Mexcobre shares (0.13938 multiplied by 650,161,917, the number of our shares of common stock).  The second installment of this dividend was cancelled as a result of our merger with and into Minera México.  See “Item 8. Financial Information—Other Financial Information.”

We have generally met our capital requirements out of cash flow from operations, supplemented to the extent required by borrowings for specific investment projects and by general borrowings.  At December 31, 2002, we had Ps. 1,193.8 million in cash and cash equivalents.

Resources provided by operations are lower in years when low metals prices adversely affect our earnings.  Resources provided by operations under Mexican GAAP were Ps. 15,606.2 million in 2002 and Ps. 1,478.5 million in 2001.

As of December 31, 2002, our total indebtedness was Ps. 13,821.7 million (US$ 1,340.3 million), compared to Ps. 12,947.6 million (US$ 1,255.5 million) in 2000.  See Note 9 to the Financial Statements for information relating to the maturity profile of our indebtedness. At December 31, 2001, 100% of our total indebtedness was denominated in U.S. dollars and 45.7% thereof bore interest at floating rates. In September 1998 and February 1999, we repurchased a portion of our Notes as an investment, in the amounts of US$ 40 million and US$ 5 million, respectively, which represented the fair market value at the date of purchase. We recognized these promissory notes as redeemed in June 2000 and recorded financial income of US$ 13.7 million. These notes are reflected as a reduction of US$ 49.2 million in long-term debt in 1999, which corresponds to the nominal value of cancelled debt as of that date. See Note 9 to the Financial Statements.

As previously discussed, our financial results were significantly affected in recent years by the decline in the market prices of the metals we produce.  As a result of this situation, during 2002 and 2001, we were not in compliance with certain debt covenants and were in default under certain payment obligations. We began to renegotiate the terms of our debt in the fourth quarter of 2002 and on December 4, 2002, we executed a term sheet with the SEN Holders and the Bank Lenders, in which the terms of the restructured debt were described.

On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness.  The most significant of these agreements, the Common Agreement, was entered into by and among us, Minera México, as guarantor, certain of our subsidiaries, as guarantors of our obligations thereunder, the SEN Holders, the Bank Lenders, HSBC Bank, as collateral agent for the SEN Holders, HSBC Bank, as shared payment and collateral agent for the SEN Holders and the Bank Lenders, Bank of America, as administrative agent of the Bank Lenders, and the Bank of New York, as trustee of our secured export notes.  The definitive agreements executed in connection with our restructuring of our indebtedness, including the Common Agreement, restructure the terms and payment obligations of our previously defaulted financial indebtedness and serve to cure and/or waive previous defaults related thereto.

The definitive agreements related to our restructuring also provide that Minera México, our parent company, and certain of our subsidiaries will guarantee our obligations thereunder.  Our subsidiary guarantors of the restructured debt include the following:  Industrial Minera México, S.A. de C.V., Minera México Internacional Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A. de C.V., Mexicana de Cananea, S.A. de  C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por Acciones, S.A., México Compañía Inmobiliaria, S.A. and Proyecciones Urbanísticas  S. de R.L. de C.V.

Pursuant to the restructuring agreements, the SEN Holders and the Bank Lenders indebtedness is divided into two series (Series A and Series B), with amortization periods from June 25, 2004 to March 30, 2007. The original and restructured indebtedness and the respective amounts and interest rates are detailed below (as of December 31, 2002 and 2001, the London interbank offered rate (“LIBOR”) was 1.38% and 1.88%, respectively):

Debt	Description	Scheduled Principal Payment Dates		Interest rate		Original Principal Amount	Restructured Principal Amount
		Original	Restructured	Original	Restructured		Series A	Series B	Total
							(expressed in thousands of U.S. dollars)
The Bank of New York (Agent)	Secured export notes	1998 to 2011	2004 to 2007	9.80%, 10.26%, 11.18% and LIBOR + 2.39%	11.01%, 11.18% and LIBOR + 3.75%	$473,231	$145,205	$328,026	$473,231

Bank of America (Agent)	Syndicated term loan	2001 to 2003	2004 to 2007	LIBOR + 0.90%	LIBOR + 3.75%	104,000	31,911	72,089	104,000

Bank of America (Agent)	Down payment agreement	2003 to 2006	2004 to 2007	LIBOR + 1.86%	LIBOR + 3.75%	7,694	2,361	5,333	7,694

Bank of America y and Export-Import Bank	Export related loan agreements	2001 to 2007	2004 to 2007	LIBOR + 0.1%	LIBOR + 3.75%	36,747	11,275	25,472	36,747

Bank of Nova Scotia	Term credit facility	2004	2004 to2007	LIBOR + 2.25%	LIBOR + 3.75%	102,237	31,370	70,867	102,237

Banco Nacional de Comercio Exterior	Revolving credit facility	2007	2004 to 2007	LIBOR + 1.59%	LIBOR + 3.75%	50,000	15,342	34,658	50,000

Bank of America (Agent)	Letter of credit facility	2003	2004 to 2007	Prime + 2.0%	LIBOR + 3.75%	39,826	12,220	27,606	39,826

Export Development Corporation	Loan agreement	1997 to 2005	2004 to 2007	LIBOR + 0.75%	LIBOR + 0.625% and LIBOR + 3.75%	39,580	12,145	27,435	39,580

Societé Generale e Import-Export Bank	Export loan	1998 to 2004	2004 to 2007	LIBOR + 0.25%	LIBOR + 3.75%	7,628	2,341	5,287	7,628

Enron, Siemens Financial and West LB AG	Non payment liability	2002	2004 to 2007	LIBOR + 2.625%	LIBOR + 3.75%	20,000	6,137	13,863	20,000
						880,943	$270,307	$610,636	$880,943
The Notes	Guaranteed senior notes	2008 and 2028	Not restructured	8.25 and 9.25%	Not restructured	441,245			441,245

Bank of America	Capitalized interest	2003				514			514
Bank of America	Accrued interest	2003				17,582			17,582
						$1,340,284			$1,340,284

Interest paid by the Company during 2002, 2001 and 2000 was US$ 94.4 million, US$ 104.1 million and US$ 111.2 million, respectively.

The original and restructured maturities of our debt and the and the principal amounts payable thereunder according to year are as follows:

	2002								2001
Maturity	Original				Restructured				(in thousands of Constant Pesos as of December 31, 2002 or U.S. dollars, as indicated)
	(in thousands of Constant Pesos as of December 31, 2002 or U.S. dollars, as indicated)
2002		—	—			—	—		US$	167,417	Ps. $	1,622,582
2003	US$	434,266	Ps.	4,478,364	US$	18,096	Ps.	186,615		271,083	2,627,295
2004		240,544	2,480,614			55,307	570,353			247,626	2,399,949
2005		44,382	457,691			94,000	969,375			46,188	447,649
2006		22,113	228,041			94,000	969,375			22,927	222,207
2007		107,632	1,109,955			637,636	6,575,621			87,021	797,916
2008 and thereafter		491,347	5,067,013			441,245	4,550,339			493,662	4,829,974

	$1,340,284		Ps.	13,821,678	$1,340,284		Ps.	13,821,678	$1,335,924		Ps.	12,947,572

Terms of our indebtedness prior to the restructuring

We issued the Notes in March 1998.  The proceeds from the issuance of the Notes were used to repay certain outstanding indebtedness of the former Grupo México, to make a short term advance to the former Grupo México to enable it to repay short term loans and to consolidate the total indebtedness of the former Grupo México in us.  The balance of the net proceeds was used for general corporate purposes.  The facility is divided into two series: Series A  Notes in the amount of US$ 375.0 million maturing in 2008 and Series B Notes in the amount of US$ 125.0 million maturing in 2028.  The Series A Guaranteed Senior Notes bear interest at a fixed rate of 8.25% per annum and the Series B Guaranteed Senior Notes bear interest at a fixed rate of 9.25% per annum.  The Notes are guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional.  Under the terms of the Notes, we must comply with certain financial covenants that prohibit us from incurring indebtedness unless the pro forma ratio of earnings before interest, taxes, depreciation and amortization to consolidated interest expense would be equal or greater than 2.5:1.  During 2000, we repaid US$ 58.8 million in principal amount of these Notes before maturity.  On December 31, 2002 and 2001, the remaining balance due under these Notes was US$ 441.2 million.  We did not default on the terms of the Notes and therefore were not required to restructure the terms thereof.

We issued our secured export notes (the “Secured Export Notes”) in November 1995, October 1996 and August 1997.  The proceeds from the issuance of the Secured Export Notes were used for the repayment of debt and for capital expenditures. At December 31, 2002, our Secured Export Notes were divided into three series.  Denominated Series C, D and E, approximately US$ 189.6 million, US$ 76.5 million and US$ 207.2 million, respectively, was outstanding at December 31, 2002 under each such series.  At December 31, 2002, the total outstanding amount of Secured Export Notes was US$ 473.2 million.  After the restructuring, principal is now scheduled to be paid with respect to the Secured Export Notes periodically beginning June 25, 2004 until maturity on March 30, 2007, and interest is borne at rates of 11.01%, 11.18% and LIBOR + 3.75%.

On October 6, 1998, we entered into a long-term syndicated loan from Bank of America in the amount of US$ 130 million. Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional previously guaranteed this loan.  At December 31, 2002, US$ 104.5 million (including US$ 0.5 million of interest payable) of this loan was outstanding under this loan.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On February 6, 2001, we entered into an unsecured loan agreement with Bank of America in the amount of US$ 11 million in order to acquire foreign goods. The guarantors of this loan were Mexcobre, Immsa, Mexcananea, Mimenosa and Minerales y Minas Mexicanas, S.A. de C.V.  At December 31, 2002, US$ 7.7 million was outstanding under this agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On February 6, 2001, we entered into two export-related loan agreements with Bank of America and Export-Import Bank of the United States, in the amounts of US$ 49.9 million and US$21.4 million to finance the acquisition of foreign capital goods, equipment and spare parts.  To date, the Company has drawn US$ 22.3 million from the first loan and the entire available balance of the second one.  The guarantors of these loans were Mexcobre, Immsa, Mexcananea, Mimenosa and Minerales y Minas Mexicanas, S.A. de C.V.  At December 31, 2002, US$ 36.7 million was outstanding under this agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On August 30, 2001, we entered into a long-term loan agreement with The Bank of Nova Scotia in the amount of US$ 100 million. The guarantors of this loan previously were Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional in addition to the corporate guarantee of Grupo Mexico. At December 31, 2002, US$  102.2 million was outstanding under this agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On August 10, 2001, we entered into a revolving credit agreement with Banco Nacional de Comercio Exterior, S.N.C., in the amount of US$ 50 million.  The guarantors of this loan previously were Mexcobre, Immsa, Mexcananea and Mimenosa. At December 31, 2002, US$ 50 million was outstanding under this credit agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On June 9, 2000, we entered into a syndicated loan arrangement with Bank of America, as agent, in the amount of US$ 100 million.  The loan previously was guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional. On September 10, 2001, the revolver credit balance was prepaid and only the letters of credit remained outstanding.  At December 31, 2002, US$ 39.8 million remains outstanding under the letters of credit. These letters of credit are divided into three amounts of US$ 21.0 million, US$ 11.3 million and US$ 7.5 million, and bear interest at the rate of Prime plus 2.0% per annum and mature in 2003.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On November 18, 1996, we entered into a long-term loan agreement with Export Development Corporation (“EDC”) in the amount of US$ 49.9 million to finance the expansion of the copper smelter owned by Mexcobre. Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional previously guaranteed this loan.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On June 15, 1998, we entered into a long-term credit agreement with Export Development Corporation for up to US$ 75 million to finance the purchase of Canadian-made assets for the construction of a copper and precious metals refining plant owned by Mexcobre and other assets for the subsidiaries.  US$ 60.7 million has been drawn under this credit agreement. Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional previously guaranteed this loan. At December 31, 2002, US$ 40.0 million was outstanding under this agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

On August 21, 1996, we entered into a long-term export finance credit agreement with Société Générale and the Export-Import Bank of the United States in the amount of US$ 21.3 million.  Mexcobre and Immsa previously were guarantors of this loan.  At December 31, 2002, US$ 7.6 million was outstanding under this credit agreement.  This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

In 2002, Siemens Financial Services GMBH, and West LB AG commenced legal action against Mexcobre for failure to pay under an agreement related to the purchase of an electrolyte cathode in the amount of US$ 20 million. A restructuring agreement was subsequently reached with most of our lenders and this amount was included in long term debt.

Terms of the Restructuring

The following are general descriptions of certain convenants that we are required to satisfy according to the terms of the restructuring: (i) Our net consolidated working capital, defined as current assets less current liabilities, may not be less than US$ 170 million in 2003, US$ 180 million in 2004, and US$ 190 million in 2005 and thereafter; (ii)  Our interest coverage ratio, defined as earnings before interest, taxes, depreciation and amortization, less Capex and capitalized stripping, divided by interest expense for the twelve past months, may not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 in 2006; (iii)  Our debt coverage ratio, defined as earnings before interest, taxes, depreciation and amortization, less Capex and capitalized stripping, divided by scheduled principal payments for the previous twelve months, may not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 as of 2006; (iv)  As of the quarter ended March 31, 2004, the total debt to net capitalization ratio, defined as total debt divided by net capitalization, may not be less than 2.3 in 2004, 2.6 in 2005 and 2.6 as of 2006; and (v)  We and our subsidiaries may not incur any liabilities other than permitted debt, which may not exceed US$ 30 million.

In addition, upon the occurrence of any of the following, we will be required to prepay our restructured indebtedness as described:  (i) In the event of excess cash flow (i.e., net quarterly working capital, after Capex, capitalized stripping, interest paid, amortization, taxes, employee statutory profit-sharing (PTU), and payments from increased metal prices, exceeds established amounts), 50% of such surplus amount will be distributed to the holders of our restructured debt; (ii) When the prices of copper, zinc and silver exceed US$ 0.88 per pound, US$ 0.485 per pound, and US$ 5.00 per ounce, respectively, we will pay an amount equal to 75% of the excess cash flow generated by the increased metal prices, which will be applied to the amortization of Series B; (iii) When our net surplus working capital exceeds US$ 240 million, 100% of the surplus will be used to amortize Series B; or (iv) When the value  of sales of non-strategic land not utilized for operating purposes exceed US$ 81 million, 100% of the surplus will be used to amortize Series B.

Security Agreement

To secure our obligations under the Common Agreement, a security agreement (the “Mexican Security Trust Agreement”) was executed by and among us, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, Minerales y Minas Mexicanas, America’s Mining Corporation, Minera México, Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por A., S.A. and Mexci, each as a grantor, and GE Capital Bank, S.A., Institución de Banca Múltiple and GE Capital Grupo Financiero, as trustees.  In addition, a separate security agreement (the “US Security Agreement” and, together with the Mexican Security Trust Agreement, the “Security Agreements”) was executed by and among us, Minera México, Immsa, Minera Mexico Internacional, Inc., Mexcobre, Mimenosa, Mexcananea, Mexarco, Minerales y Minas Mexicanas, Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por A., S.A., Mexico Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas, S. de R.L. de C.V., each as a grantor, and HSBC Bank USA, as the shared payment and collateral agent.

Pursuant to the terms of the Mexican Security Trust Agreement, the grantors pledged certain property to the trustees thereunder, including the following:  (i) The amount of Ps. 25,000, which will be deposited in a trust account; (ii) Real property, tangible movable assets and intangible assets, as established by the trust; (iii) The shares representing our common stock and that of Minera México, held by Minera México and America’s Mining Corporation, respectively, and exploitation concessions (pursuant to the Mining Law and the restrictions imposed by the Economy Department; (iv) Any assets and additional shares transferred to the trust pursuant to the terms of the Mexican  Security Trust Agreement. (v) Any securities or other instruments acquired with proceeds resulting from the sale of assets; (vi) Any amounts kept in the trust account at any time; and (vii) Any other assets that may be transferred to the trust.

Pursuant to the terms of the US Security Agreement, the grantors pledged the following to the shared payment and collateral agent thereunder:  (i) All inventory that is located in the United States consisting of copper cathodes, copper rod, copper anode, and other copper or metal products, and any records, bills of lading or other documents relating thereto; and (ii) all deposit accounts and securities accounts, together with all monies, credit balances and investments held therein or credited thereto, and any and all agreements establishing such accounts (collectively, the “Collateral”).  The Collateral shall not include any properties, assets and rights to the extent such properties are subject to the Mexican Security Trust Agreement.

As a result of the Security Agreements, we have effectively pledged substantially all of our assets as collateral in connection with our restructured indebtedness.

Reconciliation to U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP, as they relate to us in 2000, 2001 and 2002, concern (i) deferred income taxes and deferred profit sharing (ii) the amortization of the negative goodwill that was recorded in the acquisition of Mexcobre and (iii) accounting for start-up costs. With the adoption of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, effective in 2000, the treatment of deferred income taxes under Mexican GAAP is now similar to the treatment under U.S. GAAP. Under U.S. GAAP, we would have experienced a consolidated majority interest in net loss of Ps. 618.2 million, net loss of Ps. 1,760.9 million and net income of Ps. 106.9 million for the years ended December 31, 2002, 2001 and 2000, respectively, compared to a net loss of Ps. 1,188.8 million, net loss of Ps. 863.9 million and net income of Ps. 258.5 million, respectively, under Mexican GAAP. Total majority stockholders’ equity under U.S. GAAP would have been Ps. 6,112.0 million and Ps. 18,203.4 million as of December 31, 2002 and 2001, compared to Ps. 8,209.1 million and Ps. 22,684.6 million, respectively, under Mexican GAAP. See Note 18 to the Financial Statements.

Impact of New U.S. GAAP Accounting Standards

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001. SFAS No. 141 requires all business combinations to be accounted for using the purchase method. The adoption of this new standard did not have a material impact on our financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for us beginning in 2002. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.  The adoption of this new standard resulted in the discontinuation of annual goodwill amortization, for US GAAP purposes.  Goodwill amortization for Mexican GAAP purposes, amounted to Ps. 20.8 million, Ps. 22.0 million and Ps. 25.9 million in 2002, 2001 and 2000, respectively.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, which was effective for us beginning in 2003. We plan to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We are currently evaluating the effect that this new standard will have on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  We adopted this standard in 2002. SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” SFAS No. 144 also expands the scope of discontinued operations to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary. The adoption of this standard did not have a material impact on our financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146 Accounting for Costs Associated with “Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31, 2002.  This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  We adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on our financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (“FIN 45”) FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirement are effective for financial statement periods ending after December 15, 2002.  We do not expect the adoption of FIN 45 will have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statement”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003.  For a variable interest held by us in a variable interest entity created before February 1, 2003, we will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003.  We do not expect that the adoption of FIN 46 will have a material impact on our financial position, results of operations or cash flow.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, except as stated below, all provisions of this statement should be applied prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  We do not anticipate that the adoption of SFAS No. 149 will have a material impact on our financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•                                          Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•                                          Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•                                          Certain financial instrument that include on obligation that (1) the issuer may or must settle by issuing a variable number of its equity share and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003.  We do not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flow.

Off-Balance Sheet Arrangements

We have not entered into any material off-balance sheet arrangements as defined by SEC rules.

TREND INFORMATION

As described under Item 4. “Information on the Company—Business Overview” and Item 5. “Operating and Financial Review and Prospects—Operating Results,” the most significant trend affecting our results of operations currently and during the past few fiscal years is the depressed market prices for metals and metal products we sell. See Item 3.  “Key Information—Risk Factors—Certain Factors Relating to Our Business.”  In addition, another significant trend that has appeared in the last fiscal year is the decline in the sales volumes of our metals.  We are unable to predict the possible impact on cash costs of production, and therefore on gross profit, of changes in rates of inflation relative to the exchange rate of the peso compared to the U.S. dollar. See Item 4.  “Information on the Company—Business Overview—Cash Cost of Production in Terms of Copper.”

On May 28, 2003, we and Minera México held extraordinary shareholders’ meetings approving our merger with and into Minera México. Between us and Minera México, the merger is effective as of June 1, 2003.  The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.  Under Mexican law, the merger is effective with respect to third parties ninety days after the registration of the shareholders’ resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations (as defined by Section 13(j) of the Securities Exchange Act of 1934, as amended) as of December 31, 2002 (expressed in millions of pesos):

	Payment due by Period
	Total	2003	2004 to 2005	2006 to 2007	2008 and Thereafter
Long-term debt	13,635.1	—	1,539.7	7,545.0	4,550.4

ITEM 6.                                                     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

Our Board of Directors currently consists of seven directors. The term of office is for one year, and each director is elected at the annual meeting of shareholders.  Our directors do not have any compensation or service agreements.  We currently do not have alternate directors (although C.P. Arturo García Bello is our alternate examiner). The current directors are as follows:

Name	Position	Years as Director
Germán Larrea Mota-Velasco	Chairman	22
Juan Sánchez-Navarro Peón	Director	23
Prudencio López Martínez	Director	17
Juan I. Gallardo Thurlow	Director	14
Carlos Girón Peltier	Director	17
Agustín Santamarina V.	Director	14
Genaro Larrea Mota-Velasco	Director	16
Rolando Vega Íniguez	Examiner	24

Germán Larrea Mota-Velasco and Genaro Larrea Mota-Velasco are officers or employees of Grupo México, Minera México, Asarco Incorporated and us. The remaining directors are neither affiliated with us, Grupo México, Minera México nor Asarco.

Germán Larrea Mota-Velasco and Genaro Larrea Mota-Velasco are brothers.

Each of our executive officers is appointed for an indefinite term. No such officer has a contract of employment.  Our executive officers are as follows:

Name	Current Position	Years in this Position	Years as an Employee
Germán Larrea Mota-Velasco	Executive President	12	13
Xavier García de Quevedo Topete	President and General Director (MM)	2	7
Daniel Chávez Carreón	General Director Operations (MM)	2	22
Julian Chavira Quintana	Director-Mining Units Operations IMMSA	2	4
Arturo Bermea Castro	Director-Metallurgical Operations, Coal and Coke	12	39
J. Eduardo González Félix	Director-Finance	2	4
Alfonso González Schiavon	Director-Human Resources	3	3
Manuel Calderón Cárdenas	Director-Planning and Control of Mining Operations	13	35
Ruben Tello Flores	Director-Mining Operations (Mexcobre)	10	43
Isaac López Arzola	Director-Mining Operations (Mexcananea)	7	28
Jorge Meza Viveros	Director-Metallurgical Operations, Mexcobre	5	18
Mario Vinageras Barroso	Corporate Director-Commercial	2	27
Agustín Avila Martínez	Director-Controller	2	15
Ligia Sandoval Parra	Director-Legal Matters	—	7

There are no arrangements by or between any persons whereby such person was elected or designated as one of our officers or directors.

Set forth below is a summary of the principal business activities of our directors and executive officers in addition to those performed on our behalf.

Germán Larrea Mota-Velasco. Executive President. Mr. Germán Larrea has been the Chairman and Chief Executive Officer of Grupo México since 1994 and Minera México since its incorporation. Prior to 1994, Mr. Larrea was the Executive Vice President of Grupo México S.A. de C.V., a position that he assumed in December 1989. Mr. Larrea also serves as a Director of the Board of Grupo México, a position that he has held since 1981, and as a director of Minera México, Asarco and of Southern Peru Corporation, a majority-owned public subsidiary of Asarco (“SPCC”). Mr. Larrea is also Chairman of the Board and Chief Executive Officer of Compañía Perforadora México and México Compañía Constructora. Mr. Larrea founded Grupo Impresa in 1978 and was a Chief Executive Officer until 1989 when that company was sold. Mr. Larrea is also a member of the Board of Directors of Grupo Financiero Banamex/Accival, Banco Nacional de México, Grupo Televisa, Grupo Bursátil Mexicano, Seguros Comercial América, Bolsa Mexicana de Valores, Consejo Mexicano de Hombres de Negocios, Cámara Minera de México and Perforadora México.

Juan Sánchez-Navarro Peón. Vice President of Grupo Modelo, S.A. de C.V. since 1993. Chairman of Banco Internacional, S.A. from July 22, 1992 to April 23, 1997. Chairman of Grupo Financiero Bital, S.A. de C.V. from July 22, 1992, to April 23, 1997.  Director since 1994.

Carlos Girón Peltier. Retired in 1995. Director since 1994.

Prudencio López Martínez.  President of Sanvica, S.A. de C.V. since 1982. Director since 1994.

Juan I. Gallardo Thurlow. Chairman of the Board of Grupo Azucarero de México, S.A. de C.V. since 1995. Chairman of the Board of Grupo Embotelladoras Unidas, S.A. de C.V. since 1986. Director since 1994.

Agustín Santamarina Vázquez. Partner of Santamarina y Steta, S.C. and outside counsel to Grupo México since July 1, 1992 and Minera México since its incorporation. Director since 1994.

Genaro Larrea Mota-Velasco. President and General Director Asarco since October 2001. Managing Director, Commercial of Grupo México from 1994 to August 2001 and Minera México since its incorporation to September 2001. Previously, he served as International Operations Director from 1989 to 1993 and Assistant to the Managing Director from 1987 to 1989 at Grupo México; Treasurer from 1984 to 1987 and Deputy Treasurer from 1982 to 1984 at Mexcobre.  Mr. Larrea is also a Director of Asarco and of SPCC.

Xavier García de Quevedo Topete. Mr. García de Quevedo has been President and General Director of Minera México since September 2001. Mr. García de Quevedo was President and Chief Operating Officer of Asarco from January 2000 to August 2001 and Director of Asarco since November 1999.  Mr. Garcia de Quevedo was Managing Director of Grupo Ferroviario Mexicano, S.A. de C.V. and Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999 and Managing Director for Exploration and Development at Grupo México from 1994 to 1997. He is member of the Board of Directors of Grupo México since 1998 and Director of Asarco and SPCC since November 1999.

Daniel Chávez Carreón. Daniel Chávez Carreón joined Immsa in 1989 as Purchasing Manager. In 1989, Mr. Chávez left Immsa to serve as General Manager of W.M. Mexicana. In 1991, he rejoined Grupo México as Director of Corporate Purchasing of the group. Mr. Chávez was the Managing Director of Immsa from 1997 to June 2001. Mr. Chávez has been General Director Operations of Minera México since July 2001.

Manuel Calderón Cárdenas. Director-Planning and Control of Mining Operations.  Mr. Cárdenas joined Immsa as Chief Engineer in 1956 and assumed his current position in January 1989. His responsibilities include the financial and economic valuation of new mining ventures, planning and scheduling of mine operations and analysis of capital and operations costs. Previously, he served as Mine Superintendent in 1965, Planning Department Manager in 1975 and Subdirector of the commercial department in 1982. Mr. Calderón is also a Member of the Board of Directors of Asarco.

José Julián Chavira Quintana. Mr. Chavira has been a director of the North Zone Underground Mining Operation since September 1998 to February 2002. He has been the Mining Operation Director of Industrial Minera México, S.A. de C.V. from March 2002 to the present.

Arturo Bermea Castro. Mr. Bermea has worked for us since 1964. From 1972 to 1975 he was General Manager of the Chihuahua Plant. From 1976 to 1982, he was the Regional Manager for copper and lead plants. Since 1991, he has been Director of Metallurgical Operations, Coal and Coke.

J. Eduardo González Félix. Mr. González has been Finance and Administration Director since October 2001. Previously, he was Treasurer (January 2001 to October 2001) and Subdirector for Investor Relations (March 1999 to December 2000). He was a Senior Associate of McKinsey and Company Inc. from 1997 to 1998.

Alfonso González Schiavón. Mr. González has been the Human Resources Director since February 2000. Previously, he was Corporate Director of Grupo Transportación Marítima Mexicana, S.A., de C.V. from July 1995 to February 2000.

Rubén Tello Flores. Mr. Tello is Director-Mining Operations, Mexcobre. He has served in his current position since 1993. He was Manager of Operations at Mexcobre from 1990 to 1993 and Superintendent of Concentrator at Mexcobre from 1980 to 1990. Mr. Tello joined Immsa in 1960 and has served in several positions in the operating areas.

Isaac López Arzola. Mr. López has been Managing Director of Mexcananea since March 1, 2000. Previously, he was Director of Operations at Mexicana de Cananea from November 1, 1996 to February 29, 2000. He has worked for different companies of the group since August 1, 1975.

Jorge Meza Viveros. Mr. Meza is the Metallurgical Plants Director. Mr. Meza has been director of Metallurgical Plants of Mexcobre since June 1997. He has had other positions in Mexcobre since 1984.

Mario Vinageras Barroso. Mr. Vinageras is the Corporate Director-Commercial of Grupo México since June 1, 2000. He has also been Commercial Managing Director for Minera México since September 1994 and Commercial Vice President for Southern Peru Copper Corporation since April 2002.

Agustín Avila Martínez.  Mr. Avila has been the Director-Controller since March 2000. From November 1993 until March 2000 he was Deputy Controller and from September 1988 until November 1993 he was General Controller of Mexcobre and Mexcananea.

Ligia Sandoval Parra.  Ms. Sandoval was recently appointed the Director of the Legal Department of Minera México. From June 2000 to June 2003, she was Deputy Legal Director at Grupo México. She has had held other positions at Grupo México since 1996.

COMPENSATION

For the year ended December 31, 2002, the aggregate compensation paid and benefits in kind granted to our directors and officers for services in such capacities by us and our subsidiaries was approximately Ps. 36.7 million (nominal value). Such compensation includes such persons’ benefits realized under our Employee Stock Purchase Plan (as defined below).

The total amount set aside and accrued by our subsidiaries and us in 2002 to such persons to provide retirement, pension or similar benefits was Ps. 22.7 million.

BOARD PRACTICES

Management of our business is vested in the Board of Directors. Our by-laws provide that our shareholders elect our directors and may elect up to an equal number of alternate directors. Alternate directors, if appointed, are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings. Directors and alternate directors are elected at the annual meeting of shareholders for a one-year term. We have not appointed alternate directors.  We have not entered into any service or employment contracts with any of our directors and executive officers.

The examiner reports to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors and generally review our affairs. Generally, examiners are also authorized (i) to call ordinary or extraordinary shareholders’ meetings, (ii) to place items on the agenda for meetings of shareholders or the Board of Directors and (iii) to attend meetings of shareholders or the Board of Directors (without the right to vote).  Examiners also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition.  Our examiner has been Rolando Vega Íniguez for 24 years, and the alternate examiner has been C.P. Arturo García Bello, of Ruíz Urquiza y Cía, S.C., for 2 years.

EMPLOYEES

At December 31, 2002, we had 9,139 employees, of whom 6,025 were in mining operations, 2,703 were in processing operations and 411 were in headquarters. The size of our workforce has generally been stable, although steadily declining since 1994. We have generally negotiated workforce reductions with representatives of the labor union in exchange for severance compensation. As a result of the strike at the Cananea mine, however, the Cananea Unit laid off approximately 1,000 union and non-union employees during the months of February, March and April 1999.

We have undertaken a number of measures to improve labor productivity at our facilities, including simplification of job categories, increased flexibility and establishment of worker productivity incentives.

Approximately 75% of our labor force at December 31, 2002 were members of the Sindicato Nacional de Trabajadores Minero Metalúrgicos y Similares de la República Mexicana, A.C. (the “National Mine Workers Union” or the “Union”). Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. We conduct negotiations separately at each mining complex and each processing plant.

Between April 9, 2003 and June 10, 2003, we conducted salary and contract negotiations at the San Luis Potosí Copper smelter, the Charcas mine, the Santa Bárbara mine, the Taxco mine and the Nueva Rosita Plant.  As of yet, however, we have been unable to finalize these negotiations due to delays by the National Mine Workers Union in connection with an interunion conflict at the Immsa Electrolytic Zinc Plant.  We do not anticipate a strike by the Union in connection with these negotiations.

We have recently experienced labor unrest that has affected our operations. Notwithstanding this occasional labor unrest, we regard our present relations with our employees as satisfactory.

On January 20, 2003, approximately 1,117 members of the Union went on strike at the Mexcananea’s Cananea mine in the state of Sonora, alleging a violation of their collective bargaining agreement.  This strike was resolved on February 5, 2003.

On October 30, 2002, approximately 453 members of the Union went on strike at Immsa’s Electrolytic Zinc Plant, in the state of San Luis Potosí, alleging a violation of their collective bargaining agreement.  This strike was resolved before the Mexican Ministry of Labor declared the strike illegal on November 14, 2002.

On June 3, 2002, approximately 1,256 members of the Union went on strike at Mexcananea’s Cananea mine in the state of Sonora alleging a violation of their collective bargain agreement. This strike was resolved on June 9, 2002, and Mexcananea and the Union agreed to a 5.25%, salary increase and a reclassification of the categories of employees that implied an increase in the maximum salary per category of 4.75%.

On June 3, 2002, approximately 280 members of the Union went on strike at the Immsa’s Nueva Rosita Plant, in the state of Coahuila, as a result of a disagreement in the manner in which raises were to be determined during 2002. This strike was resolved on June 8, 2002, and Immsa and the Union agreed to a 5.25% salary increase and a reclassification of the categories of employees that implied an increase in the maximum salary per category of 4.75%.

On March 5, 2002, approximately 212 members of the Union went on strike at Immsa’s Pasta de Conchos Unit, in the state of Coahuila, as a result of a disagreement in the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

On March 5, 2002, approximately 531 members of the Union went on strike at Immsa’s San Martín mine, in the state of Zacatecas, as a result of a disagreement in the manner in which raises were to be determined in the year 2002. This strike was resolved on April 4, 2002, and Immsa and the Union agreed to a 5.75% salary increase.

On March 5, 2002, approximately 1,239 members of the Union went on strike at Mexcobre’s concentrator mine, in the state of Sonora, as a result of a disagreement in the manner in which raises were to be determined in the year 2002.  This strike was resolved on April 16, 2002, and Mexcobre and the Union agreed to a 5.75% salary increase.

On March 7, 2002, approximately 468 members of the Union went on strike at the Immsa’s Electrolytic Zinc Plant, in the state of San Luis Potosí, as a result of a disagreement in the manner in which raises were to be determined in the year 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

We have undertaken a number of measures to improve labor productivity at our facilities, including simplification of job categories, increased flexibility and the establishment of workers’ productivity incentives.

In April 2000, approximately 458 members of the Union at Immsa’s Taxco, Guerrero mine went out on strike as a result of a disagreement over wages. The strike was resolved on June 5, 2000. Prior to the Taxco work stoppage, Immsa experienced an 80-day strike at the San Luis Potosí zinc refinery in 1992 and a 50-day general work stoppage at the Santa Bárbara mine in the same year.

On October 10, 2000, approximately 196 members of the Union blocked the San Antonio mine at the Santa Eulalia Unit, in the state of Chihuahua, as a result of a disagreement regarding the collective bargaining agreement.  This dispute was resolved on October 2, 2001, and Immsa and the Union agreed to suspend operations at Santa Eulalia’s Unit and to terminate the collective bargain agreement. The Santa Eulalia unit mine represented 3.83% of Immsa’s total mining production in 2000. As a result of this closure, Immsa dismissed approximately 196 union workers. Until 1998, Mexcananea had experienced two labor strikes, the first a 45-day strike at the Cananea concentrator in 1991 and the second an 11-day general work stoppage in 1995. Prior to our ownership, Mexcobre had experienced only two strikes.

Employees of the Mexcobre and Cananea Units reside in town sites at La Caridad and Cananea, respectively, where we have built approximately 1,800 houses and apartments and 300 houses and apartments, respectively. Employees of the Immsa Unit principally reside on the grounds of the mining or processing complexes in which they work and we have built approximately 900 houses and apartments for such employees.  Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town sites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and their families.

SHARE OWNERSHIP

We offer eligible employees a stock purchase plan (the “Employee Stock Purchase Plan”) through a trust that acquires shares of Grupo México for future sale to our employees, subsidiaries and certain affiliated companies.  Our officers and directors are eligible to participate in the Employee Stock Purchase Plan. Sales are at the approximate fair market value of the shares at the date of sale, and the employees pay for such shares over periods extending to a maximum of eight years on an interest-free basis. The number of shares allotted to each eligible employee is determined by the employee’s position.

ITEM 7.                                                     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of December 31, 2002, Minera México owned 642,685,055 capital shares, or 98.85% of our capital stock, and the remaining 7,476,862 capital shares, or 1.15% of our capital stock, were owned by certain minority investors.

Our Board of Directors and that of Minera México called a meeting (a Stockholders’ Extraordinary General Meeting) of the stockholders of each on May 28, 2003, at which resolutions were approved with respect to our merger into Minera México.

The shares of Grupo México, the indirect owner of 99.81% of Minera México, are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange). A holding company controlled by the Larrea family, which includes Germán Larrea Mota-Velasco, Chairman of the Board, and Genaro Larrea Mota-Velasco, Asarco’s President, together with the holdings of various family members and of other stockholders who have supported the Larrea family, directly or indirectly may be deemed to control a majority of the capital stock of Grupo México.

RELATED PARTY TRANSACTIONS

The Larrea family controls a majority of the capital stock of Grupo México, as described above, has extensive interests in other businesses, including oil drilling services, construction and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the Larrea family, including the mining refining, the lease of office space, as well as air transportation and construction services. These transactions amounted to approximately Ps. 189.3 million in 2002. All of these transactions were conducted under standard terms.

We lend to and borrow among our affiliates from time to time to fund acquisitions and for other corporate purposes. The proceeds of the sale of the Notes were used in part to repay certain indebtedness of the former Grupo México and to make a short-term advance to it to repay other liabilities.  See Item 5.  Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Notes 9 and 13 to the “Financial Statements. These financing transactions bear interest at market rates.

ITEM 8.                                                     FINANCIAL INFORMATION

FINANCIAL STATEMENTS

See our Financial Statements at Annex F, the financial statements of Mexcobre at Annex F-1 and the financial statements of Mexcananea at Annex F-2.

OTHER FINANCIAL INFORMATION

Export Sales

The volumes of total sales and export sales and export sales as a percentage of total sales for the periods indicated were as follows:

GRUPO MINERO MÉXICO, S.A. DE C.V.
VOLUME SALES DISTRIBUTION 2000, 2001 AND 2002(1)

	2000			2001			2002
Metal Type	Total Sales	Export Sales	%	Total Sales	Export Sales	%	Total Sales	Export Sales	%
Copper	389,647	267,997	68.8%	353,064	245,733	69.6%	279,673	132,565	47.4%
Zinc	155,255	75,754	48.8%	141,913	80,607	56.8%	126,499	63,882	50.5%
Silver(2)	690,263	555,676	80.5%	652,336	429,889	65.9%	499,572	195,832	39.2%
Lead	37,712	4,481	11.9%	34,214	2,634	7.7%	26,804	563	2.1%
Gold(2)	2,528	1,126	44.5%	2,116	1,016	48.0%	1,002	256	25.5%

(1)                                  Metric tons except as noted.

(2)                                  Kilograms.

Legal Proceedings

Ejido

In July 1991, the agricultural community of Pilares de Nacozari Ejido (the “Ejido”) commenced an action (“Amparo”) in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the “Ministry”), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre’s facilities are currently located, which land is adjacent to the land where the mine is located, was improper.  Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation.  In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land.  As a result of the second ruling, Mexcobre filed an ancillary action alleging the impossibility of returning the land.

There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a means of restitution.  A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon.  Mexcobre and we believe that if the Ejido requests indemnity instead of a return of the land, Mexcobre’s financial responsibility with respect to such compensation would not be material.

Coremi Royalties

When Mexcobre originally received mining concessions related to its “La Caridad” unit in 1970, it was forced to pay royalties to the Council of Mineral Resources (“Coremi”).  When the Mining Law came into effect in 1992, however, said obligation was abrogated.  Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, have interpreted in a different way from us and Mexcobre the inception of the Mining Law and, in 1995, Coremi and Mexcobre initiated series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matter, certain civilian actions, demanding from Mexcobre the payment of royalties due since 1997.  Mexcobre answered and denied Coremi’s claims in October 2002.  We and Mexcobre believe that any such payment related to this matter would not be material to us or to Mexcobre.

La Caridad - Mining Concessions

Since 1995, the Mexican Superintendent of Mining has requested proof from Mexcobre that it satisfied its obligation to pay certain “discovery bonuses” allegedly due in connection with the grant of 13 mining concessions at La Caridad.  If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel Mexcobre’s concessions.  Mexcobre has challenged these demands by filing a writ before a hierarchically superior administrative body, in which Mexcobre states its “defenses” against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters.  Mexcobre believes that its obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses “bonuses” with “royalties” and that any claims related thereto are without merit.

We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions in any such proceedings would, individually or in the aggregate, have a material adverse effect on our financial position and results of operations.

Dividend Policy

We pay dividends to our stockholders out of funds legally available therefor as voted by Minera México at the annual meeting of stockholders. At our Stockholders’ Ordinary General Meeting held on December 30, 2002, an in kind dividend was declared consisting of 662,467,000 shares of the common stock of Mexcobre.  The value of this in kind dividend was equal to Ps. 13,450,800 at December 31, 2002, based on the accounting value of Mexcobre’s common stock on that date. The first installment of this dividend was distributed on May 15, 2003 in the amount of 90,622,066 Mexcobre shares (0.13938 multiplied by 650,161,917, the number of shares of our common stock). The second installment of this dividend was cancelled as a result of our merger with and into Minera México. See “Item 3. Key Information—Selected Financial Data.”  We had not previously paid dividends since April 1996.

ITEM 9.                                                     THE OFFER AND LISTING

Our only classes of registered securities under the Exchange Act are our Notes. The Notes are not traded on any organized market.

ITEM 10.                                              ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION (ESTATUTOS SOCIALES)

Set forth below is certain information concerning our capital structure and a description of certain provisions of our estatutos sociales (by-laws) and Mexican law to the extent applicable for inclusion in this Annual Report. The description does not purport to be complete and is qualified entirely by reference to our estatutos sociales and Mexican law.

General

We were incorporated on December 26, 1978 as a sociedad anónima de capital variable (corporation with variable capital) under the laws of Mexico. We are registered in the Registro Público de Comercio del Distrito Federal (Public Commercial Registry of the Federal District of Mexico) under file number 122. Our corporate domicile is Mexico City, Federal District and our principal administrative office is located at Avenida Baja California, No. 200, Col. Roma Sur, Mexico, D.F., 06760. Our corporate purpose, as set forth in our estatutos sociales, is to invest in companies generally engaged in the mining-metallurgical industry, including any activities related to that industry.

Administration (Board of Directors)

We are administered by a Board of Directors. The number of directors is determined by the shareholders at the annual ordinary general shareholders’ meeting. Members of our Board of Directors serve terms of one year and may be reelected. There is no requirement under our estatutos sociales or Mexican law that a director owns any of our shares. The majority of the members of our Board of Directors (including the president, delegated advisors and executive members, or those with equivalent functions) must be Mexican nationals. Our director or general manager must also be a Mexican national. Our estatutos sociales and Mexican law set no age limit for the retirement of directors. Our Board of Directors may act by a majority of the votes cast by members present. Minority shareholders with at least 25% of the outstanding shares have the right to elect one director and one alternate director. Mexican law requires that a director of a company must abstain from voting on any proposal, arrangement or contract in which that director has an interest contrary to that of the company.

Capital Stock

As a sociedad anónima de capital variable, we must have fixed capital and may have variable capital.  Currently, we have no shares outstanding representing variable capital.

Our minimum fixed capital without right of withdrawal is Ps.1,305,489,937.18 and is represented by 650,161,917 ordinary registered Class I, Series B shares, no par value, subscribed and fully paid (the “Series B Shares”) Series B shares represent 100% of our current outstanding capital.  Our variable capital is unlimited and is represented by unissued Class II shares with characteristics as determined by the shareholders in a general shareholder meeting authorizing their issuance. There are no other shares currently authorized. The authorization of a new series of shares would require an amendment to the estatutos sociales approved at an extraordinary shareholders meeting.

All Series B shares have the same value and confer the same rights and obligations on each of the shareholders. Series B shares may be freely subscribed for and thus may be acquired by both Mexican and non-Mexican individuals and legal entities, with the exception of sovereign states or non-Mexican governments. Any subscription or acquisition of shares by a sovereign state or non-Mexican government violates our by-laws and is void.

Dividend Rights

Mexican law requires that we contribute 5% of after tax profits, calculated at the end of each fiscal year, to a legal reserve fund until this fund reaches 20% of our social capital. After directing the amounts that by law must be distributed to our workers, the remaining amount is applied as our shareholders determine. All Series B Shares would share equally in any dividend. Dividends declared but not claimed for five years revert back to us.

Changes in Capital Stock, Preemptive Rights and Redemption

The fixed portion of our capital stock may only be increased or decreased by resolution at an extraordinary general shareholders’ meeting and the subsequent amendment of the estatutos sociales. The variable portion of our capital stock may be increased or decreased by resolution of the shareholders at an ordinary general shareholders’ meeting without amending the estatutos sociales. Increases or decreases in the fixed or variable portion of the capital must be recorded in our registry of capital variations.

Increases in our paid capital may be made by the capitalization of retained earnings or surplus or by the issuance of additional shares in consideration for cash or in-kind payment. In the event of increases by the capitalization of retained earnings or surplus, each of the shareholders holding ordinary shares at the moment the increase is determined have the right to participate in the increase in proportion to their holdings.  In the event of an increase in the capital stock by issuance of additional shares in consideration of cash or in-kind payment, our shareholders will have preemptive rights to subscribe for new shares in proportion to their holdings. The subscription period for the exercise of preemptive rights is fifteen days following the publication of a notice of the issuance of new shares in the Gaceta Oficial del Distrito Federal (Official Gazette of the Federal District). If after the fifteen-day period there remain shares not subscribed to in the exercise of preemptive rights, the Board of Directors may offer those unsubscribed shares to third parties.

Decreases in capital may be made to absorb losses, to repay shareholders, to release shareholders from outstanding payments in connection with an increase of capital not fully paid or in the case that shareholders exercise the right of withdrawal in Article 220 of the Mexican General Corporation Law. In no event may the social capital be reduced to less than the legal minimum. Decreases of capital to absorb losses are made proportionally (pro rata) to the fixed capital and to the variable capital, without the need to cancel shares.  Article 135 of the Mexican General Corporation Law provides that in a decrease of capital to repay shareholders, the decision of what shares are to be cancelled must be made by a drawing held in the presence of a notary or licensed broker.

In accordance with the terms of Article 136 of Mexican General Corporation Law, shares representing our capital stock are subject to redemption in connection with retained earnings. The redemption of shares must be approved by resolution of an extraordinary shareholders’ meeting. In the case of redemption with retained earnings, the redemption shall be conducted pro rata among the shareholders, unless the shareholders determine otherwise.

Shareholders’ Meetings

Shareholders meetings are either ordinary or extraordinary and, at such meetings, shareholders may exercise their powers under Articles 181 and 182 of the Mexican General Corporation Law. Ordinary shareholders’ meetings take place at least once a year within the first four months after the end of the fiscal year.  Extraordinary shareholders meetings take place when called by our Board of Directors. In order for a general ordinary shareholders’ meeting to be valid at least 50% of the shares of the capital must be present. In order for a general extraordinary shareholders’ meeting to be valid at least 75% of the shares of the capital must be present or represented by proxy. The Board of Directors must publish a notice in the Gaceta Oficial del Distrito Federal or in a newspaper of general circulation in Mexico City at least fifteen days before the date of either an ordinary or extraordinary shareholders’ meeting. Shareholders may attend the general shareholders meetings in person or by written proxy.  Only shareholders registered in our shareholder registry may attend a shareholders’ meeting.  For purposes of establishing qualification to attend shareholders’ meetings, the shareholders’ registry will be closed five working days before each meeting. Resolutions may be adopted at ordinary shareholders’ meetings by majority vote, while resolutions may be adopted at extraordinary shareholders meetings by the favorable vote of the shareholders holding at least 50% of the outstanding shares.

MATERIAL CONTRACTS

On April 28, 2003, we and Minera México held extraordinary shareholders’ meetings approving our merger with and into Minera México. Between us and Minera México, the merger is effective as of June 1, 2003.  The executed resolutions and accompanying merger agreement were registered on July 2, 2003 with the Mexican Public Registry of Commerce.  Under Mexican law, the merger is effective with respect to third parties ninety days after the registration of the shareholders’ resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness.  The most significant of these agreements, the Common Agreement, was entered into by and among us, Minera México, as guarantor, certain of our subsidiaries, as guarantors of our obligations thereunder, the SEN Holders, the Bank Lenders, HSBC Bank, as collateral agent for the SEN Holders, HSBC Bank, as shared payment and collateral agent for the SEN Holders and the Bank Lenders, Bank of America, as administrative agent of the Bank Lenders, and the Bank of New York, as trustee of the secured export trust.  Our repayment obligations to the SEN Holders and the Bank Lenders are divided into two series (Series A and Series B), with payments of principal occurring periodically beginning on June 25, 2004 until maturity on March 30, 2007 for a total amount of

US$ 1,340.3 million.  See Item 5.  “Operating and Financial Review and Prospects—Liquidity and Capital Resources” and Exhibit 4(b) hereto.

In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Amended and Restated Credit Agreement by and among us, Minera México, certain of our subsidiaries, as guarantors of our obligations thereunder, certain financial institutions and Bank of America, N.A. as the administrative agent for the financial institutions, pursuant to which previous credit facilities entered into by us and our subsidiaries with the financial institutions were restructured.  See Exhibit 4(c) hereto.

In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the SEN Security Agreement by and among us, Minera México, as guarantor, certain of our subsidiaries, as guarantors of our obligations thereunder, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as SEN Trustee, and HSBC Bank USA, as SEN Collateral Agent, pursuant to which we and certain guarantors pledged certain assets to the SEN Collateral Agent as security for our indebtedness to the SEN Holders.  See Exhibit 4(d) hereto.

In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the U.S. Security Agreement by and among us, Minera México, as grantor of collateral, certain of our subsidiaries, as grantors of collateral, HSBC Bank USA, as shared payment and collateral agent and HSBC Bank, pursuant to which we and our subsidiaries pledged certain U.S. based assets to the shared payment and collateral agent as security for the obligations thereunder.  See Exhibit 4(e) hereto.

In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Mexican Security Trust Agreement by and among us, Minera México, as grantor of collateral, certain of our subsidiaries, as grantors of collateral, GE Capital Bank, S.A., Institucion de Banca Múltiple, GE Capital Grupo Financiero, as trustee, pursuant to which we and certain guarantors pledged certain assets to the trustee as security for our obligations thereunder.  See Exhibit 4(f) hereto.

In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Amended and Restated Trust Indenture by and among, us, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as issuer of the secured notes and HSBC Bank USA, as SEN collateral agent, pursuant to which our previously issued notes thereunder were restructured and reissued.  See Exhibit 4(g) hereto.

EXCHANGE CONTROLS

Except for the period from September through December 1982 during the Mexican liquidity crisis, the Mexican Central Bank consistently has made foreign currency available to Mexican private sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that the Mexican Central Bank would continue to make foreign currency available to private sector companies or that foreign currency needed by us to service foreign currency obligations could be purchased in the open market without substantial additional cost.

No assurance can be given that the Mexican government will not institute restrictive exchange control policies in the future.  The imposition of such policies in the future could impair our ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have a material adverse effect on our business and financial condition.  See “Item 3.  Key Information—Selected Financial Data—Exchange Rates.”

TAXATION

The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of Notes by a holder that is an individual citizen or resident of the United States, a U.S. domestic corporation or partnership, an estate the income of which is subject to U.S. Federal income tax regardless of source other than a foreign state, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or any holder of a Note whose income or gain with respect to its investment in such note is effectively connected with the conduct of a U.S. trade or business (a “U.S. holder”), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Notes. In particular, the summary deals only with U.S. holders that will hold the Notes as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our voting shares, nor does it address the situation of holders of the Notes who did not acquire such Notes as part of the initial distribution (except where otherwise specifically noted). Moreover, this summary deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge or as a position in a “straddle” for tax purposes, or persons whose functional currency is not the U.S. dollar.

The summary is based upon tax laws of the United States and Mexico as in effect on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the “Tax Treaty”), which are subject to change and except with respect to the Tax Treaty, possibly with retroactive effect.  Holders of the Notes should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Notes including, in particular, the effect of any federal, foreign, state or local tax laws.

For purposes of this summary, the term “non-resident holder” shall mean a holder that is not a resident of Mexico and that will not hold the Notes described in this Annual Report, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico.

For purposes of Mexican taxation, a natural person is a resident of Mexico if he has established his home in Mexico, unless he has resided in another country for more than 183 days during a calendar year, whether consecutive or not, and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico either if it was established under Mexican law or if it has its principal place of business or its place of effective management in Mexico.  If a non-resident has a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable tax laws.

Mexican Taxation

Taxation of Interest and Principal

Under the Mexican Income Tax Law, payments of interest made by a Mexican issuer in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a U.S. holder will generally be subject to a Mexican withholding tax assessed at a rate of 15%. If the Notes are registered with the Special Section of the National Registry of Securities and Intermediaries (the “Registry”), the withholding tax rate will be 10%.

Pursuant to the Mexican Income Tax Law, payments of interest made until June 30, 2001 by us in respect of the Notes to a non-resident holder that are subject to a withholding tax will be subject to a reduced 4.9% Mexican withholding tax rate (the “Reduced Rate”) if (i) the effective beneficiary is a resident of a country which has entered into a treaty to avoid double taxation with Mexico, (ii) the requirements for the application of a lower rate established in the applicable treaty are satisfied, and (iii) the Notes are registered with the Registry. Under the Tax Treaty, non-resident holders that are U.S. holders may be eligible for the Reduced Rate. In the absence of legislation renewing the reduced rate of 4.9%, we believe that the withholding rate will be 10%.

Pursuant to general tax rules issued by the Mexican Ministry of Finance and Public Credit (the “Special Rate Regulations”), in general, we are required to withhold Mexican tax at a 4.9% rate in respect of the entirety of each payment of interest so long as no more than 5% of such payment of interest is made to effective beneficiaries of such payment of interest that are (i) our shareholders that own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (ii) corporations more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us, and certain other conditions are met. The Special Rate Regulations, together with other tax regulations, are promulgated on an annual basis, and there can be no assurance that the Special Rate Regulations will be extended beyond June 30, 2001.

Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply.  In particular, under the Tax Treaty, the Mexican withholding tax rate is reduced to 4.9% (the “Treaty Rate”) for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated in this Annual Report.

Payments of interest made by us with respect to the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes, provided that any such fund (i) is the effective beneficiary of the interest, (ii) is duly incorporated pursuant to the laws of its country of origin, (iii) is exempt from the payment of income tax in such country and (iv) is registered with the Ministry of Finance for that purpose.

Under existing Mexican law and regulations, we will not subject to any Mexican taxes in respect of payments of principal make a non-resident holder with respect to the Notes.

Additional Amounts

We have agreed, subject to specified exceptions and limitations, to pay Additional Amounts (as defined in the Indentures relating to the Notes included as exhibits to the F-1 Registration Statement) to the holders of the Notes in respect of the Mexican withholding taxes mentioned above. If we pay Additional Amounts in respect of such Mexican withholding taxes, any refunds received with respect to such Additional Amounts will be for our account.

Holders or beneficial owners of the Notes may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligation to pay Additional Amounts will be limited.

Taxation of Dispositions

Capital gains resulting from the sale or other disposition of the Notes by a non-resident holder will not be subject to Mexican income or other taxes.

Other Mexican Taxes

There are no Mexican inheritance, gift, succession or value added taxes applicable to the ownership, transfer or disposition of the Notes by non-resident holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of the Notes.

U.S. Tax Considerations

General

A U.S. holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the Notes as ordinary interest income from a non-U.S. source.  Mexican withholding taxes paid at the appropriate rate applicable to the U.S. holder will generally be treated as foreign income taxes eligible for credit against such U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. holder, for deduction in computing such U.S. holder’s taxable income. For foreign tax credit purposes, during any period in which the Special Rate Regulations are in effect, as well as when the Treaty Rate is 4.9%, such income generally will constitute “passive income” or, in the case of certain holders, “financial services income.” If the Mexican withholding tax rate applicable to the U.S. holder is 5% or more, however, such income generally will constitute “high withholding tax interest.”

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder’s particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

Foreign tax credits will not be allowed for foreign withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own advisers concerning the implications of these rules in light of their particular circumstances.

Subject to the discussion of backup withholding below, a holder or beneficial owner of the Notes that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on interest income and Additional Amounts earned in respect of the Notes.

Taxation of Dispositions

A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the Notes in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder’s tax basis in the Notes. A U.S. holder’s tax basis in the Notes generally will be its cost. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the Notes have been held for more than one year provided the Notes are held as capital assets. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 15%.

Subject to the discussion of backup withholding below, a non-U.S. holder of Notes will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of Notes unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

The Paying Agent will be required to file information returns with the Internal Revenue Service with respect to payments made to certain U.S. holders of Notes. In addition, certain U.S. holders may be subject to a 28% backup withholding tax in respect of such payments if they do not provide their accurate taxpayer identification numbers to the Paying Agent or in certain other circumstances. Persons holding Notes who are non-U.S. holders may be required to comply with applicable certification procedures to establish that they are not U.S. holders in order to avoid the application of such information reporting requirements and backup withholding tax.

DOCUMENTS ON DISPLAY

Our constituent documents, exhibits to this and previous Annual Reports and other documents referred to herein may be inspected at our main corporate office at Baja California 200, Col. Roma Sur 06760, Mexico City, Federal District, Mexico.

SUBSIDIARY INFORMATION

See the information set forth under “Item 4.  Information on the Company—Organizational Structure.”

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we hold or issue various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates.  Also, commodity price movements affect our metal business. We may use derivative financial and commodity instruments to manage these risks. All financial instruments held by us are for purposes other than trading.

As part of a risk management strategy, we have established an independent risk management team. The function of this team is to monitor and manage our risk exposure. This team has developed a manual of policies and procedures for the use of derivatives as hedging instruments, reviewing limits, reports and authorization processes in order to monitor operations.

INTEREST RATE RISK

Our exposure to interest rate risk relates primarily to our Secured Expert Notes and bank debt obligations. Our strategy is to mange our interest rate risk through a combination of fixed and floating rate instruments.  Currently, all of our debt is U.S. dollar- denominated, which exposes us to risks associated with changes in foreign exchange rates. However, the interest rates have usually been more competitive for loans negotiated in U.S. dollar than in Mexican pesos. As of December 31, 2002, the 54% of our total debt was based on fixed interest rates, and 46% based on floating rates.

All of our floating rate debt, is based on LIBOR quotations plus the corresponding margin. Provided below is information regarding our debt obligations that are sensitive to changes in interest rates and have we assume for the purposes of the chart below that all of our outstanding debt is current.  We have seen some increase in the interest rate margin during the year.

During 2002, we made interest payments on all existing financial debt, but defaulted some payments of principal. As a result, many of our financial instruments were capable of being accelerated. We did not hold any interest rate sensitive derivative financial instruments during the year.

The following chart presents the interest rate risk exposure, including the principal cash flows and related weighted average interest rates by expected restructuring maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The information in the chart may not necessarily correspond with the Financial Statements.

	Expected Maturity Date
	2003	2004	2005	2006	Thereafter	Total	Fair Value
	(millions of constant pesos as of December 31, 2001, except percentages)
Fixed Rate Debt	Ps.555.8	Ps.663.0	Ps.693.0	Ps.629.5	Ps.4,752.4	Ps.7,294.6	Ps.9,170.5
Weighted Average Interest Rate(1)	9.64%	9.24%	9.66%	9.92%	9.44%
Floating Rate Debt	Ps.345.8	Ps.780.0	Ps.984.0	Ps.885.7	Ps.3,344.0	Ps.6,340.5	Ps.7,190.0
Weighted Average Interest Rate(2)	6.18%	8.46%	9.86%	10.19%	9.50%

(1)                                  Fixed interest rates shown are weighted averages as contracted.

(2)                                  Floating interest rates shown are based on forward semi-annual LIBOR curve plus weighted averages spreads for us.

FOREIGN EXCHANGE RISK

Our exposure to market risk associated with changes in foreign currency exchange rates, relates primarily to our debt obligations which are denominated in U.S. dollars, as shown in the interest risk table above. However, we have a natural hedge that mitigates much of our exposure, in that all of our sales are denominated in U.S. dollars.  In addition, we may utilize currency forward contracts to hedge our exposure to the U.S. dollar. As of December 31, 2002, we did not hold any currency forwards.

Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 71% in 2002) is denominated in pesos.  Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, our operating income is negatively affected.  Nevertheless, when inflation in Mexico is lower than the devaluation of the peso, our operating income is positively affected. We have significant liabilities and assets denominated in U.S. dollars therefore exposing us to foreign exchange losses when the peso declines in value against the U.S. dollar.

COMMODITY PRICE RISK

Our exposure to commodity price fluctuations relates primarily to copper, zinc and silver, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, zinc and silver. Such prices can fluctuate widely and are beyond our control. Since the metals produced by us can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices.  See “Item 5. Operating and Financial Review and Prospects—General—Commodity Prices.”

From time to time we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so when we believe the market presents the right conditions. Our policy is to enter into over-the-counter transactions with major international participants in the commodities options and futures markets. Hedging transactions may take the form of put options that effectively establish a minimum price for our sale of a specified volume of a metal, or they may take the form of swaps, forward sales or futures contracts that fix the price for a specified volume of a metal. We may also enter into combinations of transactions, with a view to establishing minimum prices for our metals products while preserving potential benefits if market prices increase. Our senior management committee, currently consisting of our Executive President, the President of Finance and Administration and the manager of risk management, makes decisions on each transaction and on hedging policy generally centrally to ensure that the risks and benefits have been appropriately evaluated.

Depending upon market conditions, we may utilize swap contracts to hedge against adverse movements in the price of metals we produce.  For example, swap contracts are sometimes used to fix the selling price of copper and zinc refined when we enter a supply contract.

The table below provides information about our inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2002.

Inventory of Metals	Total (Tons)	Fair Value (millions of constant pesos as of December 31, 2002)

Copper	39,797	Ps. 630.6
Zinc	22,435	Ps. 173.4
Silver	250.3	Ps. 398.4
Lead	17,160	Ps. 74.6
Gold	.6	Ps. 69.6

See “Item 5. Operating and Financial Review and Prospects—Operating Results—Commodity Prices.”

SENSITIVITY ANALYSIS

During 2002, a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have resulted in an estimated foreign exchange loss of approximately Ps. 1,343.5 million, reflecting the increased value in pesos of our non-peso denominated indebtedness.  Such a change would also have resulted in additional interest expense of approximately Ps. 87.7 million per year, reflecting the increased cost in pesos of servicing our U.S. dollar denominated indebtedness.  This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in the exchange rate of pesos to U.S. dollars.

A hypothetical, instantaneous and unfavorable change of 100 basis points in LIBOR applicable to our floating-rate financial assets and liabilities held at December 31, 2002 would have resulted in additional net financing expense of approximately Ps. 61.4 million for the year.  This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities.  A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Our financial results in recent years have been significantly and deleteriously affected by the decline in the market prices of the metals we produce.  As a result of this situation, we previously were not in compliance with certain debt covenants and were in default under certain payment obligations.  On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness and, to our knowledge, are not currently in default under the terms of our debt.  See “Item 5. Operating and Financial Review and Prospects”.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None reportable in respect of A through D.

ITEM 15.                                              CONTROLS AND PROCEDURES

(a)                                  Within the 90 days prior to the filing date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

(b)                                 There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.                                              [RESERVED]

PART III.

ITEM 17.                                              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.                                              FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning at page 1 of Annex F.

(a)                                  Financial Statements of Grupo Minero México, S.A. de C.V.  (Annex F)

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income (Loss) for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

(b)                                 Financial Statements of Mexicana de Cobre, S.A. de C.V.  (Annex F-1)

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income (Loss) for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

(c)                                  Financial Statements of Mexicana de Cananea, S.A. de C.V.  (Annex F-2)

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Income (Loss) for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in Financial Position for the years ended December 31, 2002, 2001 and 2000

Notes to Financial Statements

ITEM 19.                                              EXHIBITS

Exhibit

4(a)	Merger Agreement, dated May 28, 2003 among Minera México and Grupo Minero México (Translation from Spanish into English).

4(b)

Common Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., Bank of America N.A., as administrative agent to the bank holders, HSBC Bank USA, as shared payment agent and collateral agent, HSBC Bank, USA, as SEN collateral agent, The Bank of New York, as trustee for Grupo Mexico Export Master Trust No. 1, as SEN Trustee.

4(c)

Amended and Restated Trust Indenture, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., as issuer of the Borrower Notes, The Bank of New York, as trustee of Grupo Mexico Export Master Trust No. 1, as issuer of the Secured Notes and HSBC Bank USA, as SEN collateral agent.

4(d)

SEN Security Agreement, dated as of April 29, 2003, among Grupo Minero México, S.A. de C.V., as borrower, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as SEN Trustee, Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., as guarantors and HSBC Bank USA, as SEN collateral agent.

4(e)

U.S. Security Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., HSBC Bank USA, as shared payment agent and collateral agent, and HSBC Bank, USA, acting in its individual capacity.

4(f)

Mexican Security Trust Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Americas Mining Corporation, Minera México, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A. and México Compañía Inmobiliaria, S.A., collectively, as grantors, and GE Capital Bank, S.A., Institucion de Banca Múltiple and Capital Grupo Financiero, as trustees.

4(g)

Amended and Restated Credit Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., certain financial institutions as Bank Holders, and Bank of America N.A., as administrative agent.

4(h)

Credit Agreement dated as of February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a credit of  US$ 21, 445,054 to finance the purchase of foreign capital goods.*

4(i)

Facility Agreement dated as of February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a facility of US$ 49,878,640 to finance the purchase of foreign captial goods, equipment and spare parts.**

4(j)

Down Payment Financing Agreement dated February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) in relation to a loan of US$ 11 million to refinance the down payment portion of the purchase price paid for certain capital goods, equipment and replacements.***

4(k)

Line of Credit Agreement dated August 10, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. (as guarantors) and Banco Nacional de Comercio Exterior, S.N.C. in relation to a facility of US$ 50 million to finance working capital needs (Translation from Spanish into English).****

4(l)	Credit Agreement dated August 30, 2001 among Grupo Minero México, S.A. de C.V., (as borrower),

Grupo México S.A. de C.V. (parent guarantor), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A., Minera México Internacional, Inc. (as subsidiary guarantors), the lending institutions that become parties to the agreement, and the Bank of Nova Scotia as administrative agent and sole lead manager in relation to a credit of US$ 100 million to refinance previous indebtedness and finance capital expenditures and working capital needs.*****

8	List of subsidiaries.

12(a)	Certification of the President and General Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12(b)	Certification of the Finance Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
**	Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
***	Previously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
****	Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
*****	Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.

Signature Pages

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRUPO MINERO MÉXICO, S.A. DE C.V.

	By:	/s/ Daniel Tellechea
		Name:	Daniel Tellechea Salido
		Title:	President Finance and Administration

	By:	/s/ Ernesto Duran
Name: Ernesto Duran
Title: Corporate Comptroller

Date: July 15, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Xavier García de Quevedo Topete, President and General Director of Grupo Minero México, S.A. de C.V. certify that:

1.                                       I have reviewed this annual report on Form 20-F of Grupo Minero México, S.A. de C.V.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 15, 2003

By:	/s/ Xavier García de Quevedo Topete
	Name:	Xavier García de Quevedo Topete
	Title:	President and General Director

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jesus Eduardo González Félix, Finance Director of Grupo Minero México, S.A. de C.V. certify that:

1.                                       I have reviewed this annual report on Form 20-F of Grupo Minero México, S.A. de C.V.;

2.                                       Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flow of the registrant as of, and for, the periods presented in this annual report;

4.                                       The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)                                  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)                                 evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)                                  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.                                       The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

(a)                                  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)                                 any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.                                       The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 15, 2003

By:	/s/ Jesus Eduardo González Félix
	Name:	Jesus Eduardo González Félix
	Title:	Finance Director

ANNEX A

GLOSSARY OF CERTAIN MINING TERMS

Assay – The act of determining the proportions of metal in ores or concentrates using analytical techniques.

Benches – A method used in open-pit mining involving the cutting of steps to prevent slides.

Calcareous – Relating to rocks containing calcium carbonate.

Coke – Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat.

Concentrate – Material that has been obtained through flotation in a concentrator.

Concentrator – The facility in which ore is processed to separate minerals from the host rock.

Copper anodes – Specially-shaped copper slabs produced in a smelter in the process of refining copper blister in a reverberatory furnace.

Copper blister – An impure intermediate product from converters in the process of refining copper. The name is derived from the large blisters that form on the cast surface as a result of the liberation of sulfur dioxide and other gases.

Copper cathodes – Electrolytically refined copper which has been deposited on the cathode of acidified copper sulfate solution.

Cut-off grade – The lowest grade of mineralized material considered economic to extract. Cut-off grade is used in the calculation of the ore reserves in a given deposit.

Dilution (extracting loss) – The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

Dip – The angle at which a bed, stratum or vein is inclined from the horizontal by a structural surface (i.e., a bedding or fault plane) and the horizontal measured perpendicular to the strike of the structure.

Dross – The material formed on the surface of molten metals as a result of oxidation or the distillation of impurities to the surface. The copper sulfide formed on the surface of molten lead bullion.

Electrolytic refining – The process of dissolving impure metal anode and depositing it in a pure state on the cathode.

Electrowinning – The recovery of metals from a solution through electrolysis.

Exploration – Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralization.

Flotation – A mineral recovery process by which minerals are separated from waste to produce mineral concentrates.

Grade – The percentage of metal content in ore.

Heap leaching – A low-cost process for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Heap leaching is generally used on low-grade ores.

Leaching – The removal of soluble minerals or elements through the action of percolating solutions. These solutions, which selectively dissolve metallic elements from ore, are solvents, and include sulfuric acid.

Matte – The product produced in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory furnace.

Mineral – An inorganic substance occurring in nature.

Non-ferrous metals – Metals not containing, including, or relating to iron.

Open pit – Surface mining in which the ore is extracted from a pit.

Ore – A material containing metal or minerals of commercial value.

Overburden – Waste material overlying ore in an open pit mine.

Oxide – That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.

Porphyry copper – Disseminated replacement deposit in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.

Probable reserves – Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves – Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

Pyrite – A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

Refinery – A metallurgical plant in which the refining of metals takes place.

Refining – The final stage of metal purification in which final impurities are removed.

Reserve – That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

Room-and-pillar – A system of mining in which the distinguishing feature is 50% of the ore is extracted in the first working. The ore is mined in rooms separated by narrow ribs or pillars. The ore in the pillars is extracted by subsequent working.

Sampling – Cutting a representative part of an ore deposit, which should represent its average value.

Schist – Crystalline rock whose component minerals are arranged in a parallel structure developed by shearing and recrystallization under pressure.

Shaft – A mine excavation of limited area compared with its depth made for mining ore, raising water, hoisting ore, lowering miners and material and ventilating underground workings.

Slimes – Material discharged from a refinery after the primary valuable minerals have been recovered.  Slimes may contain quantities of gold and silver.

Smelter – A metallurgical plant in which the smelting of the concentrates and ores takes place.

Smelting – The chemical reduction of a metal from its ore by a process usually involving fusion so that other impurities can be removed from the reduced metal.

Solvent extraction – A method of separating one or more metals from ore, by treating a solution containing the ore with a solvent that dissolves the required substances.

Solvent extraction-electrowinning or SX-EW – A method, which is a combination of solvent extraction and electrowinning.

Spot price – The current market price of a metal for immediate delivery.

Stockwork – A solid mass of ore, or a rock mass so interpenetrated by small veins of ore that the whole must be mined together.

Stope – The underground excavation from which ore is extracted.

Stripping – The process of removing overburden to expose ore.

Stripping ratio – The ratio of waste materials plus leachable ore to ore mined in the material moved in an open pit operation.

Sulphide – A mineral characterized by the linkages of sulfur with a metal, such as galena, spalerite, chalcocite and pyrite. Also a zone in which sulphide minerals occur.

Tailings – The waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date.

Toll arrangement – A contractual arrangement for the treatment of any material in a smelter or refinery under which metal content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.

Total leaching recovery – The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

Total metal recoverable – The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

Total mill recovery – The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

Waste – Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.

ANNEX F

FINANCIAL STATEMENTS OF GRUPO MINERO MÉXICO, S.A. DE C.V.

INDEX

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Grupo Minero México, S.A. de C.V.:

We have audited the accompanying consolidated balance sheet of Grupo Minero México, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Minero México, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and the changes in financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected net loss for the year ended December 31, 2002 and stockholders’ equity as of that date to the extent summarized in Note 18.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2.  The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.

/s/ Deloitte & Touche
Deloitte & Touche

Mexico City, Mexico

June 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

  Grupo Minero México, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Grupo Minero México, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001 and 2000, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Minero México, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

In 2000, the Company adopted the regulations of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The initial effect of adopting this bulletin was to record the deferred income tax effects based on the cumulative effect of temporary differences as of January 1, 2000, as a long-term liability, directly charging stockholders’ equity in the new initial effect of deferred income taxes account for 8,605,740 thousand Mexican pesos. Also, the provision for income taxes in 2000 increased by 54,026 thousand Mexican pesos, due to the deferred effects of the year.

As explained in Note 4, Bulletin C-2, “Financial Instruments”, became effective January 1, 2001.  This bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of all financial instruments on the balance sheet as either assets or liabilities, affecting the results of the period for any valuation adjustments of such instruments.  Financial instrument valuation adjustments charged as an expense in the statement of operations in the amount of 63,210 thousand Mexican pesos were recorded in 2001 in conformity with the guidelines established by this bulletin.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The downward trend of the prices of the metals that are produced and sold by the Company continued during the year ended December 31, 2001, with the prices of copper, zinc, silver and molybdenum falling by approximately 13%, 22%, 12% and 9%, respectively, during the year.  As a result, the Company is in default of certain payments and failed to comply with certain restrictions established in its loan agreements, giving creditors the right to accelerate the maturity of those agreements.  Therefore, the debt has been reclassified as a current liability in the accompanying financial statements.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP).  A description of these differences and a reconciliation of consolidated majority net loss and stockholders’ equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 18.

As discussed in Note 21, the 2001 and 2000, U.S. GAAP consolidating financial information with respect to the Company’s mostly owned guarantor subsidiaries of its indebtedness has been restated.

Ruiz, Urquiza y Cía., S. C.

(A member firm of Andersen Worldwide until April 9, 2002)

/s/ Jorge I. Peralta Alvarez
C.P.C. Jorge I. Peralta Alvarez

Mexico City, Mexico

June 14, 2002 (except with respect to the restatement to

constant Mexican pesos and the restatement of the U.S.

GAAP consolidating financial information presented in Note 21,

as to which the date is June 13, 2003)

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience Translation (Note 2) 2002	2002		2001
ASSETS
CURRENT ASSETS:
Cash and temporary investments (Note 5)	$27,719	Ps.	285,856	Ps.	91,267
Cash retained in collateral account (Note 1 and 9)	88,048	907,992		363,852
Notes and accounts receivable-
Trade, net of allowances for doubtful accounts of Ps.54,717 and Ps.41,675 as of December 31, 2002 and 2001, respectively	64,403	664,159		902,519
Due from affiliated companies (Note 13)	230,732	2,379,416		2,491,592
Recoverable taxes	43,105	444,521		253,268
Other	15,072	155,431		66,561
	353,312	3,643,527		3,713,940
Inventories (Note 6)	202,431	2,087,568		2,365,855
Prepaid expenses and other	5,247	54,111		36,211
Total current assets	676,757	6,979,054		6,571,125

DUE FROM HOLDING COMPANIES (Note 13)	877,365	9,047,822		7,723,349
PROPERTY, PLANT AND EQUIPMENT, net (Note 7)	2,782,996	28,699,650		30,368,393
INVESTMENTS IN SHARES OF ASSOCIATED AND OTHER UNCONSOLIDATED COMPANIES	572	5,900		6,138
GOODWIIL, net of accumulated amortization of Ps.103,575 and Ps.82,860 as of December 31, 2002 and 2001, respectively	10,044	103,575		124,330
OTHER ASSETS:
Deferred charges, net (Note 8)	203,444	2,098,021		2,021,418
Shares in trust	40,336	415,964		364,062
	243,780	2,513,985		2,485,480
Total assets	$4,591,514	Ps.	47,349,986	Ps.	47,178,815

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and accrued interest (Note 9)	$18,096	Ps.	186,615	Ps.	12,947,572
Accounts payable and accrued liabilities	274,889	2,834,790		2,163,535
Due to affiliated companies (Note 13)	32,361	333,727		123,116
Income and asset taxes and employee statutory profit sharing payable (Note 14)	465	4,797		52,522
Dividends payable (Note 11)	1,304,320	13,450,800		—
Total current liabilities	1,630,131	16,810,729		15,286,745

DUE TO GRUPO MÉXICO, S.A. DE C.V., Holding company	57,310	591,010		555,441
LONG-TERM DEBT (Note 9)	1,322,188	13,635,063		—
LIABILITY FOR PENSIONS, SENIORITY PREMIUMS AND MEDICAL SERVICE OBLIGATIONS (Note 10)	34,193	352,617		266,942
DEFERRED INCOME TAXES (Note 14)	667,309	6,881,619		7,525,452
Total liabilities	3,711,131	38,271,038		23,634,580

STOCKHOLDERS’ EQUITY (Note 11):
Capital stock	1,138,481	11,740,589		11,740,589
Additional paid-in capital	2,174	22,416		22,416
Advances for future increases in capital stock	16,694	172,156		—
Retained earnings	2,375,862	24,501,085		39,140,661
Accumulated other comprehensive loss	(1,902,681)	(19,621,404)		(19,613,280)
Initial effect of deferred income taxes	(834,496)	(8,605,740)		(8,605,740)
Total majority stockholders’ equity	796,034	8,209,102		22,684,646
Minority interest	84,349	869,846		859,589
Total stockholders’ equity	880,383	9,078,948		23,544,235
Total liabilities and stockholders’ equity	$4,591,514	Ps.	47,349,986	Ps.	47,178,815

The accompanying notes are part of these consolidated financial statements.

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

	Convenience Translation (Note 2) 2002	2002		2001		2000

NET SALES	$713,001	Ps.	7,352,832	Ps.	9,455,112	Ps.	12,918,010
COST OF SALES	590,480	6,089,330		8,442,045		10,004,914
Gross profit	122,521	1,263,502		1,013,067		2,913,096

OPERATING EXPENSES:
Administrative expenses from operations	39,114	403,362		388,081		438,220
Depreciation, amortization and depletion	169,108	1,743,929		1,720,378		1,673,169
	208,222	2,147,291		2,108,459		2,111,389
(Loss) income from operations	(85,701)	(883,789)		(1,095,392)		801,707

NET COMPREHENSIVE FINANCING COST:
Interest expense	105,932	1,092,423		1,218,880		1,348,955
Interest income	(47,620)	(491,083)		(820,384)		(1,022,836)
Foreign exchange loss (gain), net	26,333	271,568		(169,899)		89,803
Monetary position gain	(16,875)	(174,025)		(111,614)		(319,511)
Realized loss on hedging activities	—	—		63,210		—
	67,770	698,883		180,193		96,411
OTHER EXPENSE (INCOME), net	829	8,548		(72,752)		25,854
(Loss) income before income tax and employee statutory profit-sharing	(154,300)	(1,591,220)		(1,202,833)		679,442

INCOME TAXES (Note 14)	(40,421)	(416,838)		(381,583)		306,633
EMPLOYEE STATUTORY PROFIT SHARING (Note 14)	379	3,899		52,817		106,573
Consolidated net (loss) income	$(114,258)	Ps.	(1,178,281)	Ps.	(874,067)	Ps.	266,236

ALLOCATION OF CONSOLIDATED NET (LOSS) INCOME:
Net (loss) income of the majority interest	$(115,275)	Ps.	(1,188,776)	Ps.	(863,891)	Ps.	258,476
Net (loss) income of the minority interest	1,017	10,495		(10,176)		7,760
	$(114,258)	Ps.	(1,178,281)	Ps.	(874,067)	Ps.	266,236
Earnings (loss) per share of the majority interest	$(0.18)	Ps.	(1.83)	Ps.	(1.33)	Ps.	0.40
Weighted average number of shares outstanding (in thousands)	650,162	650,162		650,162		650,162

The accompanying notes are part of these consolidated financial statements.

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($) )

Additional Paid-In Capital	Advances for Future Increases in Capital Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Initial Effect of Deferred Income Taxes	Minority Interest	Total Stockholders’ Equity

Capital Stock
Nominal	Restatement

BALANCES AT JANUARY 1, 2000	Ps.	1,305,490	Ps.	10,435,099	Ps.	22,416	Ps.	—	Ps.	39,746,076	Ps.	(18,474,933)	Ps.	—	Ps.	968,635	Ps.	34,002,783
Cumulative effect of deferred income tax	—	—	—	—	—	—	(8,605,740)	—	(8,605,740)
Comprehensive loss:
Consolidated net income	—	—	—	—	258,476	—	—	7,760	266,236
Cumulative effect of restatement	—	—	—	—	—	(597,932)	—	(107,336)	(705,268)
Additional liability for employee benefit obligations	—	—	—	—	—	(18,627)	—	—	(18,627)
Total comprehensive loss	—	—	—	—	—	—	—	—	(457,659)
BALANCES AT DECEMBER 31, 2000	1,305,490	10,435,099	22,416	—	40,004,552	(19,091,492)	(8,605,740)	869,059	24,939,384
Comprehensive loss:
Consolidated net loss	—	—	—	—	(863,891)	—	—	(10,176)	(874,067)
Cumulative effect of restatement	—	—	—	—	—	(437,141)	—	706	(436,435)
Additional liability for employee benefit obligations	—	—	—	—	—	(84,647)	—	—	(84,647)
Total comprehensive loss	—	—	—	—	—	—	—	—	(1,395,149)
BALANCES AT DECEMBER 31, 2001	1,305,490	10,435,099	22,416	—	39,140,661	(19,613,280)	(8,605,740)	859,589	23,544,235
Dividends declared	—	—	—	—	(13,450,800)	—	—	—	(13,450,800)
Advances for future increases in capital stock	—	—	—	172,156	—	—	—	—	172,156
1,305,490	10,435,099	22,416	172,156	25,689,861	(19,613,280)	(8,605,740)	859,589	10,265,591
Comprehensive loss:
Consolidated net loss	—	—	—	—	(1,188,776)	—	—	10,495	(1,178,281)
Cumulative effect of restatement	—	—	—	—	—	33,814	—	(238)	33,576
Additional liability for employee benefit obligations	—	—	—	—	—	(41,938)	—	—	(41,938)
Total comprehensive loss	—	—	—	—	—	—	—	—	(1,186,643)
BALANCES AT DECEMBER 31, 2002	Ps.	1,305,490	Ps.	10,435,099	Ps.	22,416	Ps.	172,156	Ps.	24,501,085	Ps.	(19,621,404)	Ps.	(8,605,740)	Ps.	869,846	Ps.	9,078,948

The accompanying notes are part of these consolidated financial statements.

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($) )

Convenience Translation (Note 2) 2002	2002	2001	2000

OPERATING ACTIVITIES:
Consolidated net (loss) income	$(114,258)	Ps.	(1,178,281)	Ps.	(874,067)	Ps.	266,236
Items that did not require (generate) resources-
Provision for pensions, seniority premiums and medical service obligations	4,242	43,737	(51,763)	3,768
Depreciation, amortization and depletion	169,108	1,743,929	1,720,378	1,673,169
Amortization of goodwill	2,013	20,755	20,755	20,755
Project cancellation	23,735	244,770	—	—
Deferred income taxes	(59,096)	(609,429)	(514,549)	54,027
Loss (gain) on sale of property and equipment	(320)	(3,295)	40,342	42,826
Capitalized mine stripping	(9,581)	(98,805)	(208,910)	(572,430)
15,833	163,381	132,186	1,488,351

Changes in current assets and liabilities:
(Increase) decrease in assets-
Notes and accounts receivable	(4,050)	(41,764)	160,609	465,584
Due from affiliated companies	27,009	278,527	(331,382)	—
Inventories	54,853	565,672	771,705	(150,811)
Prepaid expenses	(1,736)	(17,900)	(10,824)	(22,090)
Increase (decrease) in liabilities-
Accounts payable and accrued liabilities	87,328	900,568	710,379	387,590
Due to affiliated companies	20,423	210,611	(158,461)	(1,549,497)
Income and asset taxes and employee statutory profit sharing payable	(4,628)	(47,725)	(50,139)	(264,306)
Net resources generated by operating activities	204,943	2,011,370	1,224,073	879,589

FINANCING ACTIVITIES:
Increase (decrease) in debt in real terms	130,231	1,343,006	(209,212)	455,710
Effect of variation of long-term debt in constant Mexican pesos	(67,706)	(698,214)	(578,900)	(1,189,875)
Due to Grupo México, S.A. de C.V., Holding company	3,449	35,570	555,441	—
Cash retained in collateral accounts	(52,765)	(544,140)	(363,852)	—
Dividend declared	(1,304,320)	(13,450,800)	—	—
Dividends payable	1,304,320	13,450,800	—	—
Net resources generated by (used in) financing activities	13,209	136,222	(596,523)	(734,165)

INVESTING ACTIVITIES:
Additions to property and equipment	(23,515)	(214,828)	(459,860)	(1,081,678)
Net decrease in investments in shares of subsidiaries and associated companies	—	—	203	—
Net increase in deferred charges, except capitalized stripping	(35,297)	(364,001)	(413,792)	(182,387)
Proceeds from sale of property and equipment	3,584	9,287	32,613	36,956
Shares in trust	(5,720)	(58,988)	(88,152)	146,236
Payments received on notes receivable from holding companies	—	—	134,670	894,049
Originations of notes receivables from holding companies	(128,434)	(1,324,473)	—	—
Net resources used in investing activities	(189,382)	(1,953,003)	(794,318)	(186,824)

Increase (decrease) in cash and temporary investments	18,869	194,589	(166,768)	(575,455)
Cash and temporary investments at beginning of year	8,850	91,267	258,035	833,490
Cash and temporary investments at end of year	$27,719	Ps.	285,856	Ps.	91,267	Ps.	258,035

The accompanying notes are part of these consolidated financial statements.

GRUPO MINERO MEXICO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

Grupo Minero México, S.A. de C.V. and subsidiaries (collectively the “Company” or “GMM”) is a major mining company and a majority-owned subsidiary of Minera México, S.A. de C.V. (“MM”), which in turn, is and a 98.91% owned by Grupo México, S.A. de C.V. (“GMEXICO”) through GMEXICO´s ownership of MM´s direct holding company, Americas Mining Corporation (“AMC”) holding company.  The Company is engaged principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. All of the Company’s mining and processing operations, as well as its exploration activities are conducted in Mexico.

Impact of metal prices on the Company’s operation

During 2002, the Company continued to implement different measures for its mining operations to counteract unfavorable conditions in the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels in years and were subject to a high degree of volatility despite sustained demand from China. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%; zinc dropped by 12.2%; and lead fell by 5.1%, over the prior year. Only precious metals prices improved: silver increased by 4.5% and gold by 14.4% over the prior year. Consequently, the Company’s sales fell by Ps.2,102 million pesos, or 22% from than the previous year,  resulting in a consolidated net loss for the year of Ps.1,178 million pesos. The Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary.  The workforce has also been reduced and programs have been implemented to increase productivity.

Renegotiation of the long-term debt

Due to low metals prices and the resulting drop in liquidity during the past few years, the Company was obligated to restructure its debt as a result of its failure to make scheduled payments and its noncompliance  with certain financial covenants required by its debt agreements.  In April 2003, the Company successfully restructured its indebtedness with a number of institutional investors, U.S. banking institutions and agencies.  This restructuring has resulted in greater financial and operating flexibility and allows management to focus on increasing the productivity and profitability of the mining-metallurgical units, despite the  adverse  market conditions currently faced by the industry. The Company now has a better financial structure to allow improvement of its daily operations to offset the current cycle of low metal prices.

The restructuring of indebtedness payable by GMM in the amount  of $880.9 million to the holders of its secured export notes and to its bank lenders occurred on April 29, 2003 with the signing of definitive documentation. This restructuring process involved:

a.      The modification of interest rates, guarantees and loan payment periods;

b.                   The contribution of new capital of $110 million that was received on April 29, 2003; and

c.                    The release of funds generated by export sales retained as collateral by the holders of the secured export notes, which are shown on the accompanying balance sheet under the heading of “Cash retained in collateral accounts”.

Capitalization of leaching material

From 1999 to 2001, Mexicana de Cananea, S.A. de C.V. (“Mexcananea”, a subsidiary of GMM) conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields.  According to these studies, the Company determined that the Mexicana de Cananea, S.A. de C.V. mine has large quantities of material known as chalcocite, which render benefits when processed through the hydrometallurgic process know as leaching.  In order to begin exploiting such leachable materials, during 2001, the Company accumulated large quantities of leaching material in sites known as leaching dumps, from which copper is extracted through a process of irrigation, filtering and electrolysis.  According to these studies, copper can be recovered through the leaching process over approximately five to eight years.  The amortization of the costs incurred in processing the leaching material which are capitalized once such materials are removed from the mine, is based on the actual depletion of each of the leaching dumps.  As of December 31, 2002 and 2001, the gross amount capitalized for this activity was Ps.919,125 and Ps.532,020, respectively.  Prior to 2001, such leaching materials were considered to be waste materials and therefore figured into the determination of stripping ratios, which are used to determine capitalized stripping costs.  The implementation of processing leaching materials in 2001 resulted in a net reduction in cost of sales as recorded in the statements of operations of Ps.141,316 in 2002 and Ps.169,080 in 2001.

2. BASIS OF PRESENTATION:

The accompanying consolidated financial statements of the Company are prepared in accordance with the accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net (loss) income and stockholders’ equity are set forth in Note 18.

The preparation of the financial statements in conformity with Mexican GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. While these estimates and assumptions are based on management’s best knowledge of current events, actual results may differ.

The financial statements are stated in Mexican pesos. The translation of Mexican pesos into U.S. dollars is included solely for the convenience of the reader, using the exchange rate published by Banco de México as of December 31, 2002 of Ps.10.3125 to U.S.$1.00. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3. BASIS OF CONSOLIDATION:

The accompanying consolidated financial statements include the financial statements of GMM (98.91% of which is owned by MM), and the following subsidiary companies. All significant intercompany balances and transactions have been eliminated in consolidation.

Percentage of Ownership as of December 31, 2002

• Mexicana de Cobre, S.A. de C.V. and Subsidiaries (“Mexcobre”)	96.43%
• Industrial Minera México, S.A. de C.V. and Subsidiaries (“Immsa”)	100.00%
• Minerales Metálicos del Norte, S.A. (“Mimenosa”)	100.00%
• Servicios de Apoyo Administrativo, S.A. de C.V. (“Saasa”)	100.00%
• Mexicana de Cananea, S.A. de C.V. and Subsidiaries (“Mexcananea”)	98.49%
• México Compañía Inmobiliaria, S.A. (“Mexci”)	100.00%
• Minerales y Minas Mexicanas, S.A. de C.V.(“MMM”)	100.00%
• Western Copper Supplies, Inc. (“WCS”)	100.00%
• Minera México Internacional, Inc. (“MMI”)	100.00%
• Mexicana del Arco, S.A. de C.V. (“Mexarco”)	100.00%

The financial statements of foreign subsidiaries whose operations are an integral part of the Company are translated as follows: monetary items at the exchange rate prevailing at year end; nonmonetary items, stockholders’ equity and income and expenses at the exchange rate prevailing at the date the transactions occurred.  The resulting Mexican pesos are restated using factors derived from the National Consumer Price Index (“NCPI”).

4. SIGNIFICANT ACCOUNTING POLICIES:

Effects of accounting principles adopted during the periods presented

Effective January 1, 2001, the Company adopted Bulletin C-2, “Financial Instruments”.  This Bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments. In accordance with the guidelines established by this bulletin, the Company recognized charges of Ps.63,210 related to fair value adjustments applied to certain financial instruments during 2001.

Recognition of the effects of inflation in the financial statements

The Company restates all of its financial statements in terms of the purchasing power of the Mexican pesos as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

The factors used to restate the 2001 and 2000 financial statements in terms of the purchasing power of the Mexican currency as of December 31, 2002 are 1.057 and 1.1035, respectively.

The consolidated financial statements have been restated as follows:

•              Balance sheets:

Primary metal inventories are stated at international metal market quotations at year end, less the restated cost of completing the processing cycle to obtain the finished product.  Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated based on the estimated useful life of each asset using the straight-line method.

The investment in shares of associated and other unconsolidated subsidiaries is accounted for under the equity method, based on the Mexican GAAP financial statements of such companies, restated by a factor derived from the NCPI.

Goodwill is restated by applying a factor derived from the NCPI from the date of the acquisition of the subsidiary that generated it.

Stockholders’ equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

•      Statements of operations:

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year end, based on factors derived from the NCPI.

Cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, and restated through year end based on factors derived from the month in which they arise through year end.

Depreciation is calculated based on the estimated useful lives of the NCPI restated assets. Depreciation is commenced when the related assets are placed in service.

The gain or loss on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is  determined by applying to net monetary assets or liabilities at the beginning of each month, the factor of inflation derived from the NCPI and is restated through year end with the corresponding factor. Gains arise from maintaining an average net monetary liability position.

•                  In the other financial statements:

The statements of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior year end, restated to Mexican pesos of the most recent year end.

The gain or loss resulting from inflation presented in the statement of changes in stockholders’ equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on results of operations compared to the change in the NCPI.

Temporary investments

Temporary investments are primarily short-term investment funds and bank deposits, which are valued at market.

Goodwill

Goodwill resulting from the acquisition of shares of Mexcananea is amortized using the straight-line method over a period of 10 years.  The amortization period was determined based on the estimated benefit that will be generated from such investment.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2002, 2001 and 2000.

Deferred charges

•                  Stripping costs

Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of leaching  materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

When there is a significant change to established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

•                  Leachable material

The Company capitalizes the cost of materials with low copper content extracted during the mining process, which are accumulated in areas known as leaching dumps.  The amortization of the capitalized cost is determined based on the actual depletion of each of the leaching dumps, which averages  from 5 to 8 years.

•      Mine development costs

Exploration costs incurred before the start of operations of a site are expensed as incurred, except for expenditures on specific properties where the presence of proven and probable mineral resources have been confirmed, in which case, the expenditures are capitalized as mine development costs.  Mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven ore reserves.

•                  Capitalization of overhaul

Regular maintenance and repairs are expensed as incurred. The cost of an engine overhaul is capitalized and amortized over a term ranging between two and four years, depending on the type of overhaul.

Hedging activities

Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company’s assets and liabilities. Derivative instruments, which are designated as hedges, must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.  During 2001, the Company recognized a realized loss of Ps.63,210 on these hedging transactions. There was no gain or loss from such hedging activities in 2002 or 2000.

The Company’s derivative transactions during 2002 and 2001 were limited in volume and restricted to risk control, and as of December 31, 2002 and 2001 there were no outstanding hedging derivatives. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of this committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased.  The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are deferred through their realization date. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, and the notional amounts and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements

Swap and futures agreements are used primarily to fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates.

Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales.  Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.  As of December 31, 2002 and 2001, there were no outstanding swap or future agreements.

Investment in common stock of parent company

At December 31, 2002 and 2001, the Company held 31,734,189 and 28,946,434 shares in trust, respectively, representing 4.9% and 4.2% respectively, of GMEXICO’s capital stock. These shares are valued at the lower of cost or market value and are intended for sale to non-unionized employees and to workers of subsidiaries and operating and affiliated companies that directly or indirectly are part of GMEXICO.  Sales are at the approximate fair value of the shares at the date of sale and the employees pay for such shares over periods extending to a maximum of eight years on an interest-free basis.  In 2001, 191,055 shares, were sold to employees. During 2002 no shares were sold to employees.

Employee benefit obligations

In accordance with Mexican Labor Law and the Company’s collective bargaining agreements, a liability results from voluntary separations of employees who have worked for a company for a required number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances.

The Company records the liabilities from seniority premiums and voluntary separations as they accrue, in accordance with actuarial computations based on the projected unit credit method, using real interest rates.

Mexcananea provides medical and hospital services to all active and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.). Mexcananea recorded the liability for post-retirement medical benefits in accordance with actuarial calculations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, a liability is being accrued, which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company’s employees.  Indemnity payments are charged to results in the period in which they become payable.

The Company plan assets related to voluntary separations and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).  The market value of securities of Mexican companies is to varying degrees volatile and may be affected by economic and market conditions in other emerging market countries.

Income tax, tax on assets and employee profit sharing

The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities.  Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting (loss) income for the year and the basis for employee profit sharing that are expected to reverse within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived.  The balance is classified as a non-current, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity.  The deferred taxes related to such temporary differences are recorded in the same stockholder’s equity account.  The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in stockholders’ equity in the initial effect of deferred income taxes account.

Revenue recognition

Silver and gold are sold under monthly contracts or on a spot sale basis.  Most of the Company’s copper is sold as refined metal under annual contracts or on a spot sale basis.

The balance of the Company’s copper production is sold in the form of concentrates under contracts with terms of one to three years.

Revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices determined in accordance with terms of the related sales contracts.  For those sales of copper  products wherein customers are given the option to select a monthly average provided by the London Metals Exchange (“LME”) or the Commodity Exchange, Inc. (“COMEX”) price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Net comprehensive financing cost (income)

The net comprehensive financing cost includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in currencies other than the Mexican peso are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year end, affecting income as part of the integral result of financing.

Earnings (loss) per share

Earnings (loss) per share have been computed for each period by dividing income (loss) of the majority interest, by the weighted average number of shares outstanding.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the consolidated net income (loss) for the period plus any gains or losses that according to Mexican GAAP are presented directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets and the additional liability for employee benefit obligations.

5.      CASH AND TEMPORARY INVESTMENTS:

Cash and temporary investments are comprised as follows:

	2002		2001

Cash	Ps.	279,546	Ps.	41,646
Temporary investments	6,310		49,621
	Ps.	285,856	Ps.	91,267

6.     INVENTORIES:

Inventories were as follows:

2002	2001

Copper	Ps.	618,963	Ps.	657,577
Silver	328,504	354,670
Lead	75,650	64,311
Zinc	135,892	136,856
Gold	58,393	33,818
Copper concentrates	8,468	184,362
Zinc concentrates	20,220	12,179
Lead concentrates	4,692	4,783
Molybdenum concentrates	1,083	324
Molybdenum trioxide	536	681
Quick lime	13,209	7,367
Coal and coke	11,455	10,885
Sulfuric acid	278	12,222
By products	83,534	13,033
Materials and supplies	1,063,102	1,234,462
Merchandise in transit	28,047	17,022
Advances to suppliers	7,137	9,692
2,459,163	2,754,244
Less-
Restated cost pending refining or production costs	(313,688)	(332,657)
Allowance for obsolescence	(57,907)	(55,732)
Ps.	2,087,568	Ps.	2,365,855

7.     PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment were as follows:

	2002		2001

Mining concessions and land	Ps.	2,173,934	Ps.	2,239,058
Buildings and improvements	13,436,906		13,086,500
Automobiles and trucks	448,430		550,648
Mobile equipment	8,249,411		9,066,932
Processing equipment	28,451,845		27,388,301
	52,760,526		52,331,439
Less- Accumulated depreciation	(24,751,723)		(23,281,970)
	28,008,803		29,049,469
Construction-in-progress	690,847		1,318,924
	Ps.	28,699,650	Ps.	30,368,393

The average annual depreciation rates were as follows:

	2002	2001	2000

Mining concessions	4.9%	5.8%	4.0%
Buildings and improvements	3.2%	2.8%	2.2%
Automobiles and trucks	5.7%	6.0%	6.0%
Mobile equipment	4.0%	4.1%	4.1%
Processing equipment	3.6%	3.7%	3.9%

8.     DEFERRED CHARGES:

Deferred charges included the following:

	2002		2001

Stripping costs	Ps.	922,869	Ps.	789,788
Leachable material	919,125		532,020
Preoperating expenses	4,814		164,542
Mining development cost	391,584		640,062
Debt issuance costs	64,039		137,807
Intangible asset arising from employee benefits	41,625		48,598
Other	86,158		20,494
	2,430,214		2,333,311
Less: Accumulated amortization and depletion	(332,193)		(311,893)
	Ps.	2,098,021	Ps.	2,021,418

During the years ended December 31, 2002, 2001 and 2000, the application of deferred stripping accounting resulted in a decrease in cost of sales and depreciation reported in the statements of operations of Ps.98,805, Ps.208,910 and Ps.572,430, respectively. Deferred stripping costs will not be fully amortized until the cessation of operations of the mines currently operated by the Company.

Based on the amortization costs incurred in the most recent three years related to intangible assets subject to amortization, the Company estimates that amortization costs for such intangible assets will amount to Ps.127,793 in each at the following five years.

9.     NOTES AND INTEREST PAYABLE:

As discussed in Note 1, the Company’s financial results were significantly affected by the decline in the market prices of its main products.  As a result of this situation, during 2002 and 2001, the Company failed on several occasions to comply with certain of the terms of its financial indebtedness.  During the fourth quarter of 2001, the Company began the debt renegotiation process, and on December 4, 2002, signed a term sheet with the holders of its Secured Export Notes (the “SEN Holders”) and its bank lenders, in which the terms and conditions of the restructured debt were described.

On April 29, 2003, the Company entered into definitive agreements by and among the Company, its holding company, Minera México, S.A. de C.V., certain of its subsidiaries, as guarantors, the SEN Holders, its bank lenders, HSBC Bank, as collateral agent for the SEN Holders, Bank of America, as the administrative agent of the Banks, and the Bank of New York, as trustee of the Secured Export Notes. The most significant of these agreements was the Common Agreement.

The subsidiary guarantors of the restructured debt are listed below:

Grupo Minero México, S.A. de C.V.

Minera México, S.A. de C.V.

Industrial Minera México, S.A. de C.V.

Minera Mexico Internacional Inc.

Mexicana de Cobre, S.A. de C.V.

Minerales Metálicos del Norte, S.A.

Mexicana de Cananea, S.A. de  C.V.

Mexicana del Arco, S.A. de C.V.

Minerales y Minas Mexicanas, S.A. de C.V.

Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por Acciones, S.A.

México Compañía Inmobiliaria, S.A.

Proyecciones Urbanísticas  S. de R.L. de C.V.

Pursuant to the restructuring agreement, the SEN Holders and bank lenders are divided into two series (Series A and Series B), with amortization periods from June 25, 2004, to March 30, 2007. The original and restructured indebtedness, their respective amounts and interest rates are detailed below (as of December 31, 2002 and 2001, Libor was 1.38% and 1.88%, respectively):

							Original amount in thousands of U.S. dollars
								Restructured
			Expiration date		Interest rate			Amount in thousands of dollars
	Debt	Characteristics	Original	Restructured	Original	Restructured		Series A	Series B	Total

A)	The Bank of New York (Agent)	Series C, D, E secured export notes	1998 to 2011	2004 to 2007	9.80%, 10.26%, 11.18 and Libor + 2.39%	11.01%, 11.18% and Libor + 3.75%	$473,231	$145,205	$328,026	$473,231

B)	Bank of America (Agent)	Syndicated term loan.	2001 to 2003	2004 to 2007	Libor + 0.90%	Libor + 3.75%	104,000	31,911	72,089	104,000

C)	Bank of America (Agent)	Down payment agreement	2003 to 2006	2004 to 2007	Libor + 1.86%	Libor + 3.75%	7,694	2,361	5,333	7,694

D)	Bank of America and Export-Import Bank	Export related loan agreement	2001 to 2007	2004 to 2007	Libor + 0.1%	Libor + 3.75%	36,747	11,275	25,472	36,747

E)	Bank of Nova Scotia Bank	Term credit facility	2004	2004 to2007	Libor + 2.25%	Libor + 3.75%	102,237	31,370	70,867	102,237

F)	Banco Nacional de Comercio Exterior	Revolving credit	2007	2004 to 2007	Libor + 1.59%	Libor + 3.75%	50,000	15,342	34,658	50,000

G)	Bank of America (Agent)	Letter of credit facility	2003	2004 to 2007	Prime + 2%	Libor + 3.75%	39,826	12,220	27,606	39,826

H)	Export Development Corporation	Loan agreement	1997 to 2005	2004 to 2007	Libor + 0.75%	Libor + 0.625% and Libor + 3.75%	39,580	12,145	27,435	39,580

I)	Societé Generale and Import-Export Bank	Export loan	1998 to 2004	2004 to 2007	Libor + 0.25%	Libor + 3.75	7,628	2,341	5,287	7,628

J)	Enron, Siemens Financial and West LB AG	Non payment liability	2002	2004 to 2007	Libor + 2.625%	Libor + 3.75%	20,000	6,137	13,863	20,000
							880,943	$270,307	$610,636	880,943
K)	Yankee Bond	Long term debt	2008 and 2028	Not restructured	8.25% and 9.25%	Not restructured	441,245			441,245
	Bank of America	Capitalized interest	2003				514			514
		Accrued interest	2003				17,582			17,582
							$1,340,284			$1,340,284

Interest paid by the Company during 2002 and 2001 was $94,374 and $104,914, respectively.

The original and restructured maturities of the company’s debt are as follows:

	2002						2001
	Original Debt			Restructured Debt
Expired in:	Thousands of US Dollars	Thousands of Pesos		Thousands of US Dollars	Thousands of Pesos		Thousands of US Dollars	Thousands of Pesos

2002							$167,417	Ps.	1,622,582

2003	$434,266	Ps.	4,478,364	$18,096	Ps.	186,615	271,083	2,627,295

2004	240,544	2,480,614		55,307	570,353		247,626	2,399,949
2005	44,382	457,691		94,000	969,375		46,188	447,649
2006	22,113	228,041		94,000	969,375		22,927	222,207
2007	107,632	1,109,955		637,636	6,575,621		87,021	797,916
2008 and after	491,347	5,067,013		441,245	4,550,339		493,662	4,829,974

	906,018	9,343,314		1,322,188	13,635,063		1,168,507	11,324,990

	$1,340,284	Ps.	13,821,678	$1,340,284	Ps.	13,821,678	$1,335,924	Ps.	12,947,572

Notes and interest payable at December 31, 2002, prior to the Company’s restructuring, consisted mainly of the following:

a                      GMM made private placements of Secured Export Notes, of which $525 million were placed on November 28, 1995, and $80 million were placed on October 28, 1996.  In August 1997, the Company issued a new Series “E” Secured Export Note. At December 31, 2002 and 2001, secured export notes were divided into the following three series:

	Thousands of U.S. Dollars
		Payment Period
Series		From	To

C	$189,642	June 25, 2004	March 30, 2007
D	76,467	June 25, 2004	March 30, 2007
E	207,122	June 25, 2004	March 30, 2007

	$473,231

The Secured Export Notes were managed through a trust agreement with the Bank of New York, as trustee and note issuer, GMM as trustor, the SEN Holders as trust beneficiaries and the HSBC Bank USA, as collateral agent. Such notes were guaranteed by collections on export sales of certain of GMM’s subsidiaries, which were to be deposited initially into cash collateral accounts.   The subsidiaries could access accrued collection amounts every five days, provided there was no default. Furthermore, in addition to the collateral accounts, in the event of default, a reserve account containing the debt service amount was created to guarantee interest payments over the following three months. At December 31, 2002, the outstanding balance under this facility was $473,231.

The senior notes were guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa and MMI.

b                     On October 6, 1998, GMM obtained a long-term syndicated loan from Bank of America for $130 million. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI previously guaranteed the loan. At December 31, 2002, the outstanding balance under this facility was $104,514  (which includes $514 of accrued interest payable).

c                      On February 6, 2001, and in order to finance the portion not covered by the loans mentioned in the next paragraph, for the acquisition of foreign goods, GMM entered into an unsecured loan agreement with Bank of America, amounting to $11 million. The guarantors of this loan were Mexcobre, Immsa, Mexcananea, Mimenosa and MMI. At December 31, 2002, the outstanding balance under this facility was $7,694.

d                     On February 6, 2001, GMM entered into two export-related loan agreements with Bank of America and Export-Import Bank of the United States, amounting to $49.9 and $21.4 million, respectively, to finance the acquisition of foreign capital goods, equipment and spare parts.  To date, the Company has drawn $22.3 million from the first loan and the entire available balance of the second one.  The guarantors of these loans were Mexcobre, Immsa, Mexcananea, Mimenosa and MMM.  At December 31, 2002, $36,747 remained outstanding under this loan.

e                      On August 30, 2001, GMM entered into a long-term loan agreement with The Bank of Nova Scotia amounting to $100 million. The guarantors of this loan were Mexcobre, Immsa, Mexcananea, Mimenosa and MMI in addition to the corporate guarantee of GMEXICO. At December 31, 2002, $102,237 remained outstanding under this loan.

f                        On August 10, 2001, GMM entered into a revolving credit agreement with Banco Nacional de Comercio Exterior, S.N.C., amounting to $50 million. The guarantors of this loan were Mexcobre, Immsa, Mexcananea and Mimenosa. At December 31, 2002, $50,000 remained outstanding under this loan.

g                     On June 9, 2000, GMM signed an additional syndicated loan with Bank of America as agent, amounting $100 million through a revolving loan consisting of a $58 million and $42 million for letters of credit. The loan was guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and MMI. On September 10, 2001, the revolving credit balance was prepaid, and only the letters of credit remained outstanding at December 31, 2002 in the amount of $39,826. These letters were divided into three dispositions of $21,000, $11,326 and $7,500 and bear annual interest at Prime plus 2%.

h                     On November 18, 1996, GMM entered into a long-term loan agreement with Export Development Corporation (“EDC”) for $49.9 million loan to finance the expansion of the copper smelter owned by Mexcobre. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guaranteed this loan.

On June 15, 1998, GMM entered into a long-term credit agreement with EDC for up to $75 million to finance the purchase of Canadian-made assets for the construction of a copper and precious metals refining plant owned by Mexcobre, and other assets for the subsidiaries. Approximately $60.7 million has been drawn under this credit agreement. Mexcobre, Immsa, Mexcananea, Mimenosa and MMI guaranteed this loan. At December 31, 2002, $39,580 remained outstanding under this loan.

i                         On August 21, 1996, GMM entered into a long-term export finance credit agreement with Société Générale and the Export-Import Bank of the United States, for $21.3 million. Mexcobre and Immsa guaranteed this loan. At December 31, 2002 $7,628 remained outstanding under this loan.

j                         In 2002, Siemens Financial Services GMBH and West LBAG, commenced legal action against Mexcobre for failure to pay under an agreement related to the purchase of an electrolyte cathode for $20 million. A restructuring agreement was subsequently reached and this amount is now included in long-term debt.

k                      On March 31, 1998, GMM issued Guaranteed Senior Notes, divided as follows:

Series	Thousands Of U.S. Dollars	Interest Rate	Payment Due

A	$375,000	8.25%	April 1, 2008
B	125,000	9.25%	April 1, 2008

	$500,000

The senior notes are guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa and MMI.  During 2000, the Company prepaid $58,755 of principal on such notes before scheduled maturity.  At December 31, 2002 and 2001, the remaining balance due under these notes was $441,245. The Company did not default under the terms of the Guaranteed Senior Notes and therefore they were not restructured.

As previously discussed, as a result of the restructuring, certain additional subsidiaries of the Company now guarantee the restructured indebtedness.

The following are general descriptions of certain covenants contained in the Company’s restructured indebtedness:

(i)                  The GMM’s net consolidated working capital, defined as current assets less current liabilities, may not be lower than $170 million in 2003, $180 million in 2004, and $190 million as of 2005 and thereafter.

(ii)               The interest coverage ratio, defined as earnings before interest, taxes, depreciation and amortization (EBITDA), less capital expenses (Capex) and capitalized stripping, divided by interest expense for the last twelve months, may not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 as of 2006.

(iii)            The debt coverage ratio defined as EBITDA less Capex and capitalized stripping divided by scheduled principal and interest payment for the last twelve months, may not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 as of 2006.

(iv)           As of the quarter ended March 31, 2004, the total debt to net capitalization ratio, defined as total debt divided by net capitalization (excluding accounts receivable from MM), may not be less than 2.3 in 2004, 2.6 in 2005 and 2.6 as of 2006.

In addition, upon the occurrence of any of the following, GMM will be required to prepay our restructured indebtedness as described:

(i)                  In the event of excess cash flow, the surplus amount will be distributed to the holders of the restructured debt.

(ii)               When the prices of copper, zinc and silver exceed $0.88 per pound, $0.485 per pound, and $5.00 per ounce, respectively, the Company will pay an amount equal to 75% of the excess cash flow generated by increased metal prices, which will be applied to the amortization of Series B.

(iii)            When the net surplus working capital of GMM exceeds $240 million, 100% of the surplus will be used to amortize Series B.

(iv)           When the value of sales of non-strategic land not utilized for operating purposes exceeds $81 million, 100% of the surplus will be used to amortize Series B.

Security Agreement

To secure GMM’s obligations under the Common Agreement, a security agreement (the “Security Agreement”) was executed by and among GMM, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, Minerales y Minas Mexicanas, S.A. de C.V., Americas Mining Corporation, Minera México International, Compañía de Terrenos e Inversiones de San Luis Potosí, S.A. and Mexci, each as a guarantor, and GE Capital Bank, S.A., Institución de Banca Múltiple and GE Capital Grupo Financiero, as trustees.

Pursuant to the terms of the Security Agreement, the guarantors pledged certain assets to the trustees, including, but not limited to, the common stock of GMM and Minera Mexico, and GMM pledged substantially all of its assets.

10.       EMPLOYEE RETIREMENT BENEFITS:

The employee benefit obligation relates to pensions, voluntary retirement, seniority premiums and medical services at retirement.  The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method.  Below is a breakdown of this obligation as of December 31, 2002 and 2001:

	2002						2001
	Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total		Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total

Projected benefit obligation (PBO)	Ps.	369,266	Ps.	499,082	Ps.	868,348	Ps.	354,834	Ps.	491,134	Ps.	845,968
Trust funds	(89,230)		—		(89,230)		(101,543)		—		(101,543)
Unamortized transition asset (liability)	31,249		(294,719)		(263,470)		33,839		(309,455)		(275,616)
Past service costs to be amortized	(36,719)		—		(36,719)		(39,344)		—		(39,344)
Variances in assumptions	(193,802)		(115,027)		(308,829)		(196,483)		(116,024)		(312,507)
Additional liability	182,517		—		182,517		149,984		—		149,984
Net projected liability	Ps.	263,281	Ps.	89,336	Ps.	352,617	Ps.	201,287	Ps.	65,655	Ps.	266,942

As of December 31, 2002 and 2001, the amounts deposited in the trust funds and the reserves created for pension, voluntary retirement seniority premium payments and postretirement medical services were equal to the accumulated benefit obligation (equivalent to PBO without projecting wages and salaries through retirement date) of Ps.378,045 and Ps.321,177, respectively, except for some subsidiaries where these funds and reserves exceeded the accumulated benefit obligation as of December 31, 2002 and 2001 by Ps.3,450 and Ps.93,317, respectively.

The cost of employee benefits for each year is as follows:

	2002						2001						2000
	Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total		Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total		Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total

Service cost for the year	Ps.	23,928	Ps.	4,702	Ps.	28,630	Ps.	25,614	Ps.	3,888	Ps.	29,502	Ps.	22,671	Ps.	4,050	Ps.	26,721
Amortization of past service cost	4,735		—		4,735		4,022		—		4,022		4,735		—		4,735
Amortization of transition (asset) liability	2,534		14,736		17,270		(917)		14,736		13,819		(2,480)		14,736		12,256
Amortization of variances in assumptions	6,942		3,346		10,288		1,249		—		1,249		(903)		—		(903)
Financial cost for the year	14,116		23,646		37,762		17,170		19,805		36,975		15,009		19,280		34,289
Effect for employee reduction	(1,086)		—		(1,086)		—		—		—		—		—		—
Actual return on plan assets	(7,289)		—		(7,289)		(21,636)		—		(21,636)		(23,016)		—		(23,016)
Net cost for the year	Ps.	43,880	Ps.	46,430	Ps.	90,310	Ps.	25,502	Ps.	38,429	Ps.	63,931	Ps.	16,016	Ps.	38,066	Ps.	54,082

The interest rates used in the actuarial projections are:

	2002		2001		2000
	Pensions and Seniority Premiums Reserve	Postretirement Medical Services	Pensions and Seniority Premiums Reserve	Postretirement Medical Services	Pensions and Seniority Premiums Reserve	Postretirement Medical Services

Interest rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Salary increase rate	1.5%	—	1.5%	—	1.5%	—
Investment return rate	7.0%	—	7.0%	—	7.0%	—
Medical expense increase rate	—	1.3%	—	1.3%	—	1.3%

The changes in projected benefit obligations were as follows:

	2002						2001
	Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total		Pensions and Seniority Premiums Reserve		Postretirement Medical Services		Total

Beginning balance	Ps.	201,288	Ps.	65,654	Ps.	266,942	Ps.	110,552	Ps.	59,643	Ps.	170,195
Provision of the year	43,880		46,430		90,310		25,502		38,428		63,930
Payments	(14,389)		(22,748)		(37,137)		(14,143)		(32,417)		(46,560)
Additional liability-
Charge to capital	42,461		—		42,461		84,647		—		84,647
Intangible	(9,959)		—		(9,959)		(5,270)		—		(5,270)
Ending balance	Ps.	263,281	Ps.	89,336	Ps.	352,617	Ps.	201,288	Ps.	65,654	Ps.	266,942

The changes in trust funds were as follows:

	2002		2001

Beginning balance	Ps.	101,543	Ps.	307,049
Inflation	(5,476)		(12,941)
Payments	(4,714)		(4,214)
Return on investments	7,289		21,636
Losses on investments	(9,412)		(209,987)
	Ps.	89,230	Ps.	101,543

The funds established are comprised of investments in Federal Government treasury certificates (40%) and investments in shares of major Mexican companies (60%).  The fair value of investments in shares is volatile and may be affected by the economic and market conditions prevailing both in Mexico and in other emerging market economies.

The amortization period for unamortized items is as follows:

			Post Retirement Medical Services
	Remaining Years
	Non-Unionized Personnel	Unionized Personnel

Transition asset	10.9	10.1	—
Transition liability	—	—	21.00
Variances in assumptions	11.2	8.9	20.00

11.       STOCKHOLDERS’ EQUITY:

Capital stock

At December 31, 2002 and 2001 the Company has 650,161,917 common shares Class I Series “A” shares, representing the fixed capital with no par value and fully paid and subscribed.  Variable stock is composed of Class II shares with no par value.  As of December 31, 2002 the Company has not issued Class II stock, therefore the Company has only Class “A” shares outstanding.

The Series “A”, or Mexican shares, must represent at least 66% of total capital stock.

Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following the fiscal year of such payment.

Based on the 2003 tax reform, tax paid on the distribution of stockholders’ equity, as discussed in the preceding paragraph, can only be credited against income tax for the year in which taxes are paid on dividends, and in the immediately following two fiscal years.

Retained earnings

As of 2002, the withholding tax on dividends is eliminated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate. As of December 31, 2002, earnings for which corporate taxes have been paid amounted to approximately Ps.9,501,453.

The Stockholders’ Ordinary General Meeting of December 30, 2002, agreed to grant an in kind dividend consisting of 662,467,000 shares of the common stock of Mexicana de Cobre, S.A. de C.V.  This in kind dividend is based on the carrying amount of the Company´s investment in shares of Mexicana de Cobre, S.A. de C.V. at December 31, 2002.The first payment of this dividend was made in the amount of 90,622,066 Mexcobre shares (0.13938 multipled by 650,161,917, the number of shares of common stock) on May 15, 2003. The second installment of this dividend was cancelled as a result of the merger with and into MM.

The annual net income of the each Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock.  At December 31, 2002 and 2001, the nominal amount of this reserve amounted to Ps.103,864 and is included in retained earnings.  This reserve may not be distributed to stockholders during the existence of the Company, except in the form of a stock dividend.

12.    FOREIGN CURRENCY POSITION AND TRANSACTIONS:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2002 and 2001, expressed in thousands of U.S. dollars, was as follows:

		2002		2001
Assets-
Current		$441,104		$353,700
Non-current		877,364		873,730
		1,318,468		1,227,430
Liabilities-
Current		327,307		312,463
Non-current		1,190,583		1,209,263
		1,517,890		1,521,726
Net foreign currency liability position		$(199,422)		$(294,296)

Equivalent in Mexican pesos	Ps.	(2,056,539)	Ps.	(3,034,928)

The main transactions during 2002,2001and 2000 in foreign currency, not including transactions within the group, eliminated in consolidation, expressed in thousands of U.S. dollars, were as follows:

	2002	2001	2000

Sales	$761,249	$898,030	$847,705
Inventory purchases	$75,618	$147,003	$286,117
Machinery and equipment purchase	$3,335	$16,688	$—
Interest expense	$94,769	$109,059	$129,058
Interest income	$623	$1,533	$22,560
Technical assistance	$4,311	$7,281	$2,454
Insurance coverage	$335	$8,061	$—

Sales prices of almost all of the Company’s products are determined by international market quotations in U.S. dollars.

At December 31, 2002, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were Ps.10.3125, Ps.9.1692 and Ps.9.5997, respectively.

As of June 13, 2003, the date on which these financial statements were issued, the unaudited foreign exchange position was similar to that at December 31, 2002, and the exchange rate was Ps.10.5775 Mexican pesos per U.S. dollar.

13.    BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Balances with the Company’s holding company and affiliated companies that are under common control of GMEXICO are as follows:

	2002		2001
Accounts receivable-
Minera Mexico, S.A. de C.V. (formerly Grupo México, S.A. de C.V.)	Ps.	2,356,106	Ps.	2,472,856
Asarco, Inc. (affiliated company)	—		14,970
GFM Servicios Administrativos, S.A. de C.V. (affiliated company)	—		1,583
Intermodal México, S.A. de C.V. (affiliated company)	23,220		—
Other	90		2,183
	Ps.	2,379,416	Ps.	2,491,592

Accounts payable-
Asarco, Inc.	Ps.	10,025	Ps.	—
Southern Peru Copper Corporation (affiliated company).	—		4,997
Ferrocarril Mexicano, S.A. de C.V. (affiliated company)	—		77,188
Grupo Ferroviario Mexicano, S.A. de C.V. (affiliated company)	109,568		19,604
Grupo México, S.A. de C.V. (holding company)	213,198		—
Other	936		21,327
	Ps.	333,727	Ps.	123,116

The balance due from holding companies are as follows:

Minera México, S.A. de C.V.	Ps.	8,976,605	Ps.	7,723,349
Grupo México, S.A. de C.V.	71,217		—
	Ps.	9,047,822	Ps.	7,723,349

As of December 31, 2002, the Company has a loan from MM for $442,363 at an annual interest rate of 5.50% with a maturity in 2005, which is included in non-current liabilities in the accompanying balance sheets.

The Company also had related party transactions with other entities controlled by its majority owners including the mining refining, lease of office space, as well as railway and air transportation and construction services.  These transactions amounted to approximately Ps.189.3, Ps.129.7 and Ps.252.5 million in 2002, 2001 and 2000, respectively.

MM has no productive operations, and its cash flows depend on dividends received from GMM or from new capital contributions from its shareholders.

14.    TAX ENVIRONMENT:

Income and asset tax regulations

The principal items which affect the determination of taxable income for Mexican companies are the differences between the book and tax bases of cost of sales and certain differences in the recognition of the comprehensive effect of inflation for book and tax purposes.

Through December 31, 2001, the relevant Mexican income tax (“ISR”) rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed.  The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005.  The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

The relevant Mexican asset tax (“IMPAC”) is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Income taxes, asset taxes and employee profit sharing have been determined on the basis of each individual company. MM (holding company of GMM) and its subsidiaries obtained authorization to file a consolidated income and asset tax return.  The resulting benefit is recognized in MM.  Each year the Company and each of its subsidiaries pay to MM the amount of tax, if any, it would have paid had it filed a separate tax return. In the event MM reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits of the Company or any of its subsidiaries, MM is obligated to reimburse the Company or such subsidiary for such tax benefit at the time that it otherwise would have reduced the tax payable by the Company or such subsidiary.

Income for purposes of PTU does not consider the inflationary component or the unrealized exchange gains or losses.  Depreciation is based on historical rather than restated values.  The PTU rate is 10% of income for PTU purposes.

Provision for income taxes

The income tax is as follows:

	2002		2001		2000

Current	Ps.	192,591	Ps.	132,966	Ps.	252,606
Deferred	(609,429)		(514,549)		54,027
	Ps.	(416,838)	Ps.	(381,583)	Ps.	306,633

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Company’s provision for income tax in each year:

	2002			2001			2000

Income taxes at statutory rate	Ps	(556,927)	35%	Ps	(420,991)	35%	Ps	237,807	35%
Increase (decrease) due to:
Results from monetary position	(60,909)		3.8%	(39,064)		3.2%	(111,829)		(16.5)%
Inflationary component, net	17,738		(1.1)%	21,239		(1.8)%	116,170		17.2%
Non-deductible items	43,171		(2.7)%	39,791		(3.3)%	64,036		9.4%
Effect of change in statutory tax rate on deferred ISR	(736,677)		46%	—		—	—		—
Effect of the legal change of the tax cost of sale of shares	790,510		(50)%	—		—	—		—
Other	86,256		(5.4)%	17,442		(1.4)%	449		0.0%
Tax at effective tax rate	Ps	(416,838)	25.60%	Ps	(381,583)	31.7%	Ps	306,633	45.1%

Deferred taxes

The tax effect of the temporary differences that generated a deferred tax liability in accordance with Bulletin D-4 is as follows:

2002	2001
GMM	Subsidiaries	Total	GMM	Subsidiaries	Total

Marketable securities	Ps.	(34,226)	Ps.	—	Ps.	(34,226)	Ps.	(34,262)	Ps.	—	Ps.	(34,262)
Allowance for doubtful accounts receivable	—	(18,796)	(18,796)	—	(16,464)	(16,464)
Inventories	497	633,483	633,980	541	751,409	751,950
Prepaid expenses	—	537	537	—	2,727	2,727
Property and equipment	(99)	4,848,919	4,848,820	517	5,270,847	5,271,364
Deferred charges	13,872	650,681	664,553	24,144	671,666	695,810
Shares in trust	(168,092)	—	(168,092)	(155,011)	—	(155,011)
Goodwill	3,633,819	—	3,633,819	3,220,523	—	3,220,523
Accounts payable and accrued liabilities	—	(296,646)	(296,646)	—	(148,407)	(148,407)

	2002						2001
	GMM		Subsidiaries		Total		GMM		Subsidiaries		Total

Voluntary retirement, pension, seniority premium and medical service liabilities	—		(63,485)		(63,485)		—		(51,616)		(51,616)
Tax loss carryforwards	(706,414)		(1,575,903)		(2,282,317)		(284,994)		(1,373,119)		(1,658,113)
Recoverable asset taxes	(348,433)		(432,252)		(780,685)		(214,939)		(880,917)		(1,095,856)
	2,390,924		3,746,538		6,137,462		2,556,519		4,226,126		6,782,645
Valuation allowance for tax loss carryforwards and recoverable asset taxes	—		744,157		744,157		—		742,807		742,807
Total	Ps.	2,390,924	Ps.	4,490,695	Ps.	6,881,619	Ps.	2,556,519	Ps.	4,968,933	Ps.	7,525,452

At December 31, 2002, Mexcananea has tax loss carryforwards and recoverable asset taxes of Ps.1,210,052 and Ps.320,639 respectively, that the Company’s management believes do not have a high probability of being realized. Accordingly, a valuation allowance of Ps.744,157 has been recorded.

Tax loss carryforwards and recoverable asset taxes

At December 31, 2002, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year in which they are applied or recovered in the following restated amounts:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes

2003	Ps.	—	Ps.	12,523
2004	276,520		94,870
2007	660,201		100,278
2008	1,295,573		105,804
2009	1,632,152		108,303
2010	1,347,544		120,126
2011	207,342		78,834
2012	1,293,365		159,947
	Ps.	6,712.697	Ps.	780,685

15.    FINANCIAL INSTRUMENTS:

The carrying amounts of cash and cash equivalents and marketable securities approximate fair value because of the short-term maturity of these instruments.

As of December 31, 2002, the book value of the restructured Guaranteed Senior Notes, or Yankee bond, amounted $441.2 million and the fair value of this debt is $269.9 million.  The Company does not anticipate any significant refinancing activity that could result in the settlement of any long-term debt at fair value.  The fair value of debt, including the Guaranteed Senior Notes, as of December 31, 2002 amounted to approximately $1,150.9 million, based on the quoted market price for the same or similar issues, as well as on the present value of future cash flows.

As of December 31, 2002 and 2001 there are no outstanding derivatives other than the derivatives embedded in provisionally priced sales contracts, the effects of which were immaterial as of both year ends.

16.    SEGMENT INFORMATION:

The Company applies SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” for U.S. GAAP purposes.  GMM is a major mining company that comprises three major business segments involved in vertically integrated copper and polymetallic operations, including mining, concentrating, electrowinning, smelting and refining, marketing and sales and related activities. GMM is a holding company, and all of its operations are conducted through subsidiaries that are grouped into the Mexcobre Unit, the Immsa Unit and the Cananea Unit.

The Mexcobre and the Cananea Units operate large open-pit copper mines in northwestern Mexico. The Mexcobre Unit consists of an open-pit copper mine, concentrator, electrowinning process, smelter, copper refinery, copper rod and precious metals refinery. The Cananea Unit operations include an open-pit copper mine, concentrator and electrowinning process. The Immsa Unit operations include seven underground polymetallic mines situated in central and northern Mexico, where zinc, copper, lead, silver and gold are mined and concentrated, plus processing facilities that consist of a copper smelter and zinc refinery.

The accompanying table presents the results of operations and other financial information for each operating segment:

2002	Mexcobre		Mexcananea		Immsa		Other Subsidiaries		Consolidation Eliminations		Consolidated

Net sales	Ps.	4,232,932	Ps.	2,347,723	Ps.	2,646,805	Ps.	2,412,257	Ps.	(4,286,885)	Ps.	7,352,832
Cost of sales	3,606,295		1,805,652		2,512,940		2,448,828		(4,284,385)		6,089,330
Administrative expenses	92,127		85,394		110,359		284,135		(168,653)		403,362
Depreciation, amortization and depletion	962,919		412,309		375,571		3,559		(10,429)		1,743,929
Operating income (loss)	Ps.	(428,409)	Ps.	44,368	Ps.	(352,065)	Ps.	(324,265)	Ps.	176,582	Ps.	(883,789)
Interest expense	Ps.	3,011	Ps.	37,700	Ps.	14,974	Ps.	1,286,444	Ps.	(249,706)	Ps.	1,092,423
Interest income	Ps.	(283,258)	Ps.	(623)	Ps.	—	Ps.	(456,908)	Ps.	249,706	Ps.	(491,083)
Loss before income tax and statutory employee profit sharing	Ps.	279,728	Ps.	(26,894)	Ps.	(375,495)	Ps.	(1,454,404)	Ps.	(14,155)	Ps.	(1,591,220)
Provisions for income tax and employee profit sharing	Ps.	(131,124)	Ps.	(53,788)	Ps.	(176,192)	Ps.	137,123	Ps.	-(188,958)	Ps.	(412,939)
Consolidated net income (loss)	Ps.	410,852	Ps.	26,894	Ps.	(183,635)	Ps.	(1,229,279)	Ps.	(203,113)	Ps.	(1,178,281)
Capital expenditures (1)	Ps.	24,920	Ps.	(47,869)	Ps.	30,054	Ps.	1,710	Ps.	-(217,654)	Ps.	(208,839)
Total assets	Ps.	24,934,292	Ps.	9,613,321	Ps.	7,146,876	Ps.	31,612,842	Ps.	(25,957,345)	Ps.	47,349,986

2001	Mexcobre		Mexcananea		Immsa		Other Subsidiaries		Consolidation Eliminations		Consolidated

Net sales	Ps.	5,573,337	Ps.	1,878,083	Ps.	3,359,423	Ps.	3,074,686	Ps.	(4,430,417)	Ps.	9,455,112
Cost of sales	4,686,719		1,589,993		3,639,552		3,033,823		(4,508,042)		8,442,045
Administrative expenses	94,117		95,063		144,997		236,803		(182,899)		388,081
Depreciation, amortization and depletion	975,508		348,564		405,413		1,566		(10,673)		1,720,378
Operating income (loss)	Ps.	(183,007)	Ps.	(155,537)	Ps.	(830,539)	Ps.	(197,506)	Ps.	271,197	Ps.	(1,095,392)
Interest expense	Ps.	81,946	Ps.	46,825	Ps.	31,415	Ps.	1,423,361	Ps.	(301,457)	Ps.	1,282,090
Interest income	Ps.	(375,657)	Ps.	(1,188)	Ps.	—	Ps.	(744,996)	Ps.	301,457	Ps.	(820,384)
Loss before income tax and statutory employee profit sharing	Ps.	(278,990)	Ps.	(174,476)	Ps.	(771,054)	Ps.	(34,356)	Ps.	56,043	Ps.	(1,202,833)
Provisions for income tax and employee profit sharing	Ps.	(62,339)	Ps.	(10,551)	Ps.	(237,371)	Ps.	(858,984)	Ps.	840,479	Ps.	(328,766)
Consolidated net income (loss)	Ps.	(216,651)	Ps.	(163,925)	Ps.	(541,683)	Ps.	(848,330)	Ps.	896,522	Ps.	(874,067)
Capital expenditures (1)	Ps.	(137,062)	Ps.	(278,080)	Ps.	(57,456)	Ps.	(25,874)	Ps.	110,344	Ps.	(388,128)
Total assets	Ps.	24,417,919	Ps.	9,248,656	Ps.	6,975,590	Ps.	43,936,037	Ps.	(37,399,387)	Ps.	47,178,815

2000	Mexcobre		Mexcananea		Immsa		Other Subsidiaries		Consolidation Eliminations		Consolidated

Net sales	Ps.	7,014,638	Ps.	2,630,655	Ps.	4,467,695	Ps.	5,502,230	Ps.	(6,697,208)	Ps.	12,918,010
Cost of sales	5,474,608		1,981,093		3,704,824		5,526,863		(6,682,474)		10,004,914
Administrative expenses	155,144		93,422		178,684		240,790		(229,820)		438,220
Depreciation, amortization and depletion	944,150		307,902		445,166		294		(24,343)		1,673,169
Operating income (loss)	Ps.	440,736	Ps.	248,238	Ps.	139,021	Ps.	(265,717)	Ps.	239,439	Ps.	801,707
Interest expense	Ps.	13,600	Ps.	12,776	Ps.	—	Ps.	1,584,561	Ps.	(261,982)	Ps.	1,348,955
Interest income	Ps.	(287,139)	Ps.	(2,079)	Ps.	(13,841)	Ps.	(981,869)	Ps.	262,092	Ps.	(1,022,836)
Loss before income tax and statutory employee profit sharing	Ps.	464,527	Ps.	233,485	Ps.	89,000	Ps.	207,870	Ps.	(315,440)	Ps.	679,442
Provisions for income tax employee profit sharing	Ps.	268,013	Ps.	99,667	Ps.	56,143	Ps.	(10,617)	Ps.	—	Ps.	413,206
Consolidated net income (loss)	Ps.	196,516	Ps.	133,815	Ps.	32,855	Ps.	218,484	Ps.	(315,434)	Ps.	266,236
Capital expenditures (1)	Ps.	(249,978)	Ps.	(516,332)	Ps.	(240,037)	Ps.	(38)	Ps.	38	Ps.	(1,006,347)
Total assets	Ps.	24,700,004	Ps.	8,825,021	Ps.	7,874,165	Ps.	44,754,019	Ps.	(37,055,439)	Ps.	49,097,770

(1)        These includes additions to fixed assets and deferred charges.

The Company had net sales to customers from the following regions:

	2002		2001		2000

United States	Ps.	2,889,663	Ps.	5,313,774	Ps.	7,184,221
México	4,213,173		3,753,680		4,908,842
Europe	154,409		208,012		456,523
Asia	—		66,186		64,074
Latin America, excluding Mexico	95,587		113,460		304,350
Total net sales	Ps.	7,352,832	Ps.	9,455,112	Ps.	12,918,010

17.    CONTINGENCIES:

Legal Proceedings

Ejido

In July 1991, the agricultural community of Pilares de Nacozari Ejido (the “Ejido”) commenced an action (“Amparo”) in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the “Ministry”), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre’s facilities are currently located, which land is adjacent to the land where the mine is located, was improper.  Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation.  In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land.  As a result of the second ruling, Mexcobre filed an ancillary action alleging the impossibility of returning the land.

There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a means of restitution.  A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon.  Mexcobre and we believe that if the Ejido requests indemnity instead of a return of the land, Mexcobre’s financial responsibility with respect to such compensation would not be material.

Coremi Royalties

When Mexcobre originally received mining concessions related to its “La Caridad” unit in 1970, it was forced to pay royalties to the Council of Mineral Resources (“Coremi”).  When the Mining Law came into effect in 1992, however, said obligation was abrogated.  Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, has interpreted in a different way from us and Mexcobre the inception of the Mining Law and, in 1995, Mexcobre and Coremi initiated series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matter, certain civilian actions, demanding from Mexcobre the payment of royalties due since 1997.  Mexcobre answered and denied Coremi’s claims in October 2002.  We and Mexcobre believe that any such payment related to this matter would not be material to us or to Mexcobre.

La Caridad - Mining Concessions

Since 1995, the Mexican Superintendent of Mining has requested proof from Mexcobre that it satisfied its obligation to pay certain “discovery bonuses” allegedly due in connection with the grant of 13 mining concessions at La Caridad.  If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel Mexcobre’s concessions.  Mexcobre has challenged these demands by filing a writ before a hierarchically superior administrative body, in which Mexcobre states its “defenses” against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters.  Mexcobre believes that its obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses “bonuses” with “royalties” and that any claims related thereto are without merit.

We are involved in various other legal proceedings incidental to our operations, but we do not believe that the final decisions in any such proceedings will, individually or in the aggregate, have a material adverse effect on our financial position and results of operations.

18.    DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of Mexican GAAP. Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with U.S. GAAP.

This note presents a reconciliation of majority net (loss) income and total stockholders’ equity as presented under Mexican GAAP to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the effects of inflation as required under Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy.

The additional principal differences between Mexican GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect majority net income (loss) and total stockholders’ equity.

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position in accordance with Bulletin B-12, which specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos (in accordance with the third amendment to Bulletin B-10). Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items in the determination of resources provided by operations.

The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on short-term liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on short-term liabilities are presented in the consolidated statements of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, “Statement of Cash Flows”, does not provide guidance with respect to inflation adjusted financial statements.

The following are statements of cash flows, in accordance with U.S. GAAP, excluding the effects of inflation:

	2002		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps.	156,586	Ps.	(1,760,902)	Ps.	106,871
Effects of inflation	(137,207)		(99,859)		(304,632)
Adjustments to reconcile net (loss) income to net cash provided by operating activities-
Depreciation, amortization and depreciation	1,743,929		1,720,378		1,673,169
Amortization of negative goodwill	(754,061)		(754,061)		(754,041)
Amortization of positive goodwill	—		20,755		20,755
Provision for voluntary retirement, pension, seniority premiums and medical services	43,737		(51,763)		3,768
Loss (gain) on sale of property and plant	(3,295)		40,342		42,826
Gain on sale of investments	—		(33,416)		(26,897)
Deferred income taxes and employee profit sharing	(906,395)		1,671,310		1,011,587
Capitalized mine stripping	(98,805)		(208,910)		(572,430)
Minority interest	(10,495)		43,282		(28,931)
	33,994		587,156		1,172,045
Changes in operating assets and liabilities:
Notes and accounts receivable	(41,764)		160,609		465,584
Due from affiliated companies	1,884,345		(344,700)		—
Inventories	695,059		411,702		427,300
Prepaid expenses	(17,900)		(10,824)		(22,090)
Accounts payable and accrued liabilities	900,568		710,379		387,590
Unrealized exchange (gain) loss	466,429		(18,488)		78,672
Accrued interest	10,491		(24,211)		(15,214)
Due to affiliated companies	80,662		(143,536)		(1,416,916)
Income and asset taxes and employee statutory profit sharing	(47,725)		(50,139)		(264,306)
Net cash provided by operating activities	3,964,159		1,277,948		812,665

	2002		2001		2000
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	152,573		270,023		280,303
Payments of long-term debt	(762,356)		(438,143)		(20,632)
Effect of variation of long-term debt in constant Mexican pesos	(698,214)		(578,900)		(1,189,875)
Due to Grupo México, S.A. de C.V., holding company	35,570		555,441		—
Cash retained in collateral accounts	(544,140)		(363,852)		—
Net cash used in financing activities	(1,816,567)		(555,431)		(930,204)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(214,828)		(459,860)		(1,081,678)
Net decrease in investments in shares of subsidiaries and associated companies	—		203		—
Net increase in deferred charges, except capitalized stripping	(364,001)		(413,792)		(182,387)
Shares in trust	(58,988)		(88,152)		146,236
Proceeds from sale of property and equipment	9,287		32,613		36,956
Purchase of investments	—		(94,967)		(271,092)
Payments received on notes receivable from holding companies	—		134,670		894,049
Origination of notes receivable from holding companies	(1,324,473)		—		—
Net cash used in investing activities	(1,953,003)		(889,285)		(457,916)

Increase (decrease) in cash and cash equivalents	194,589		(166,768)		(575,455)
Cash and cash equivalents at beginning of year	91,267		258,035		833,490
Cash and cash equivalents at end of year	Ps.	285,856	Ps.	91,267	Ps.	258,035

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	911,549	Ps.	1,034,642	Ps.	1,177,483
Cash paid for income and asset taxes	Ps.	52,056	Ps.	131,070	Ps.	130,221
Cash paid for employee statutory profit sharing	Ps.	49,180	Ps.	51,983	Ps.	123,610

Supplemental schedule of non-cash investing and financing activities:
Dividends declared	Ps.	13,450,800	Ps.	—	Ps.	—
Additional liability for employee benefit obligations	Ps.	41,938	Ps.	84,647	Ps.	18,627

Deferred income taxes and employee profit sharing

As explained in Note 4, beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective.  The Company follows SFAS No. 109, “Accounting for Income Taxes” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•             Under Mexican GAAP deferred taxes are classified as non-current, while under U.S. GAAP the classification is based when the related temporary differences are expected to reverse.

•             Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in results under monetary position gain or loss.  Under U.S. GAAP the deferred tax balance is classified as a non-monetary item.

•             Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.  Also, for U.S. GAAP purposes, employee profit sharing must be classified as an operating expense.

Since employee profit sharing is calculated based on taxable income after certain adjustments and is subject to the future consequences of temporary differences in the same manner as income taxes, deferred employee profit sharing, which is not recorded under Mexican GAAP, must be included in the reconciliation of Mexican to U.S. GAAP.

The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

	2002				2001
	Income Taxes		Profit Sharing		Income Taxes		Profit Sharing
Current-
Marketable securities	Ps.	(33,249)	Ps.	(9,779)	Ps.	(34,262)	Ps.	(9,789)
Inventories	664,122		195,330		751,949		214,843
Non-deductible reserves	(212,797)		(62,585)		(129,719)		(37,063)
Unrealized exchange loss	—		(26,011)		—		(35,467)
	418,076		96,955		587,968		132,524
Non-current-
Property and equipment	5,332,559		2,393,005		5,336,953		2,466,251
Unamortized portion of negative goodwill applied to property and equipment	(512,761)		(150,812)		(792,814)		(226,218)
Deferred charges	495,136		145,628		694,264		180,561
Voluntary retirement, pensions, seniority premium and medical services liability	(119,550)		(35,162)		(93,429)		(26,695)
Tax loss carryforwards	(2,311,750)		—		(2,080,543)		—
Asset taxes	(780,685)		—		(771,535)		—
	2,102,949		2,352,659		2,292,896		2,240,033
Valuation allowance for tax loss carryforwards and asset taxes	1,256,918		150,812		3,644,893		226,218
	3,359,867		2,503,471		5,937,789		2,620,117
	Ps.	3,777,943	Ps.	2,600,426	Ps.	6,525,757	Ps.	2,752,641

For U.S. GAAP purposes, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the income tax and profit sharing expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000
Current-
Income taxes	Ps.	192,591	Ps.	17,504	Ps.	136,883
Profit sharing	3,899		52,817		106,571
	196,490		70,321		243,454
Deferred-
Income taxes	1,353,843		(794,940)		701,707
Profit sharing	(152,316)		(160,518)		231,020
	1,201,527		(955,458)		932,727
Change in valuation allowance-
Income taxes	(2,107,922)		2,626,768		78,874
	Ps.	(709,905)	Ps.	1,741,631	Ps.	1,255,055

Negative goodwill

Under Bulletin B-8 of Mexican GAAP, any excess book value of a subsidiary over its purchase price is recorded as a deferred credit and amortized against income over the period in which the new business is integrated, not to exceed five years. For Mexican GAAP purposes, negative goodwill related to the 1989 acquisitions has been fully amortized.

Under U.S. GAAP, negative goodwill must be first allocated to proportionately reduce the values assigned to non-current assets (generally fixed assets).  For U.S. GAAP purposes, the benefit is recognized through reduced depreciation over a period of 16 years.

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value.  The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment and reviewed the classification of its intangible assets. The most recent test, which was conducted in December of 2002, revealed no impairment of goodwill.

A reconciliation of previously reported U.S. GAAP – basis net (loss) income to the amounts adjusted to exclude goodwill, net of the related income tax effect, is as follows:

	2002		2001		2000

Reported majority net (loss) income	Ps.	(618,230)	Ps.	(1,760,902)	Ps.	106,871
Add: Goodwill amortization, net of tax	—		20,755		20,755
Adjusted majority net (loss) income	Ps.	(618,230)	Ps.	(1,740,147)	Ps.	127,626

Basic and diluted U.S. GAAP per share amounts are as follows:

	2002		2001		2000

Reported net (loss) income	Ps.	(0.95)	Ps.	(2.71)	Ps.	0.16
Add: Goodwill amortization, net of tax	—		0.03		0.03
Adjusted net (loss) income	Ps.	(0.95)	Ps.	(2.68)	Ps.	0.19

The changes in the carrying amount of goodwill, all of which relates to the Company´s Mexcananea segment, for the years ended December 31, 2002, 2001 and 2000 are as follows:

Balance as of January 1, 1999	Ps.	165,840
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2000	145,085
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2001	124,330
Goodwill acquired	—
Balance as of December 31, 2002	Ps.	124,330

Under Mexican GAAP, goodwill continues to be amortized over its estimated useful life.

Cost of pension plans and other employee benefits

The Company has prepared a study of pension costs under Mexican GAAP (see Note 13). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is the same as required by SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application, which generates a differences in the unamortized prior service costs and in the amortization expense.

The Company provides health care benefits for the retired and active employees of Mexcananea as well as their family members through a subsidiary of Mexcananea (Hospital del Ronquillo, S. de R.L. de C.V.).

The Company applies SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures. Although the Company’s measurement or recognition of pensions and postretirement benefit obligations does not change under SFAS No. 132, the following additional disclosure regarding such plans are required.

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Change in projected benefit obligation
Benefit obligation at beginning of year	Ps.	352,949	Ps.	414,238	Ps.	491,133	Ps.	412,291
Service cost	22,604		25,592		4,448		3,888
Interest cost	13,281		17,225		22,371		19,805
Actuarial (gain) loss, net	(6,005)		(64,261)		2,651		87,567
Benefits paid	(14,035)		(39,845)		(21,521)		(32,418)
Benefit obligation at end of year	Ps.	368,794	Ps.	352,949	Ps.	499,082	Ps.	491,133

Change in plan assets
Fair value of plan assets at beginning of year	Ps.	101,543	Ps.	307,049	Ps.	—	Ps.	—
Inflation adjustment	(5,476)		(12,941)		—		—
Actual return on plan assets	(6,837)		(192,565)		—		—
Fair value of plan assets at end of year	Ps.	89,230	Ps.	101,543	Ps.	—	Ps.	—

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Reconciliation of funded status
Excess of plan assets over projected benefits	Ps.	279,563	Ps.	251,406	Ps.	499,082	Ps.	491,133
Unrecognized net actuarial loss	(210,276)		(210,625)		(115,027)		(116,024)
Unrecognized transition (asset) obligation, net	38,421		42,591		(294,719)		(309,455)
Unrecognized prior service	(47,669)		(45,560)		—		—
Additional minimum liability	196,469		142,914		—		—
Accrued benefit cost, net, under U.S. GAAP	256,508		180,726		89,336		65,654
Accrued benefit cost, net, under Mexican GAAP	263,281		201,286		89,336		65,654
Additional benefit that must be recognized under U.S. GAAP:	Ps.	6,773	Ps.	(20,560)	Ps.	—	Ps.	—

	Pension Benefits						Other Postretirement Benefits
	2002		2001		2000		2002		2001		2000
Components of net periodic benefit cost

Service cost	Ps.	23,937	Ps.	25,592	Ps.	22,089	Ps.	4,702	Ps.	3,717	Ps.	3,718
Interest cost	14,060		17,225		37,708		23,646		17,695		17,695
Expected return on plan assets	(6,491)		(21,382)		(43,170)		—		—		13,521
Amortization of transition assets, net	6,728		(4,177)		(2,764)		18,081		16,655		—
Recognized net actuarial loss	—		2,999		(47)		—		—		—
Net periodic benefit cost under U.S. GAAP	38,234		20,257		13,816		46,429		38,067		34,934
Net periodic benefit cost under Mexican GAAP	43,880		25,502		16,017		46,429		38,067		38,066
Additional benefit that must be recognized under U.S. GAAP	Ps.	(5,647)	Ps.	(5,245)	Ps.	(2,201)	Ps.	—	Ps.	—	Ps.	(3,132)

Weighted-average  assumptions as of December 31,

	2002	2001	2000

Discount rate	5.00%	5.00%	5.00%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	1.50%	1.50%	1.50%

A one-percentage-point change in assumed other benefit cost trend rates for the postretirement benefit plan will have the following effects:

	1% Point Increase		1% Point Decrease

Effect on total of service and interest cost components	Ps.	34,348	Ps.	26,822
Effect on the postretirement benefit obligation	Ps.	556,906	Ps.	445,724

As of December 31, 2002 and 2001 the accumulated benefit obligation amounted to Ps.314,569 and Ps.321,919, respectively, under U.S. GAAP.

Minority interest

Under Mexican GAAP Bulletin B-8, minority interest in consolidated subsidiaries must be included as a component of stockholders’ equity. Consequently, the minority interest in the income of such subsidiaries is not included in the determination of net (loss) income in the statements of operations under Mexican GAAP. Under U.S. GAAP, the minority interest in subsidiaries are shown below liabilities on the balance sheet and not included in stockholders’ equity, and their share of the net results of the consolidated subsidiaries is deducted before arriving at net  (loss) income.

Investment in common stock of a parent company

As discussed in Note 4, as of December 31, 2002, the Company holds 31,734,189 shares of common stock of GMEXICO deposited in a trust for future sale to employees of the Company. Under Mexican GAAP, these shares are included as an asset.

Under U.S. GAAP, a subsidiary should account for its purchase of the parent’s stock as a reduction in equity in a manner similar to treasury stock.

Capitalized interest

Under Mexican GAAP, a company is not required to, but may, capitalize interest incurred on assets under construction. The amount to be capitalized in Mexico is based upon the “comprehensive financial cost” (i.e., the net sum of interest income, interest expense, foreign exchange gains and losses and the gain or loss from monetary position).   The Company has generally elected not to capitalize any comprehensive financial cost under Mexican GAAP.  In connection with the construction of the smelter held by Mexcobre, the Company capitalized a total of Ps.258,406 net foreign currency exchange losses and monetary position gain for Mexican GAAP purposes which is being amortized over the estimated useful life of the smelter.

Under U.S. GAAP, interest expense on all debt, net of the gain on monetary position applicable to Mexican peso denominated debt, must be considered an additional cost of constructed assets and is depreciated over the lives of the related assets. Exchange gains and losses on foreign currency-denominated debt may not be capitalized.

Employee profit sharing

Mexican law requires the payment to employees of 10% of the Company’s taxable income, excluding certain adjustments for inflation. These amounts are treated as compensation expenses and are reflected after income tax, in the appropriate captions in the statements of operations.

Under U.S. GAAP, employee profit sharing must be reflected as an operating expense in the statement of operations.

Major customers

The Company had significant sales to three different customers in the last three years.  Sales to these customers accounted for 18%, 5% and 5% of total sales in 2002, 10%, 5% and 5% of total net sales in 2001, and 10%, 8% and 7% of total net sales in 2000.

Start-up costs

Under U.S. GAAP, AICPA Statement of Position No. 98-5, “Reporting on the Costs of Start-up Activities”, requires that certain costs such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project be expensed as incurred.

In accordance with Mexican GAAP, start-up costs are deferred and amortized beginning at the commencement of operations, despite the inherent uncertainty regarding their future recoverability.  However, if the project is abandoned and any capitalized start-up costs incurred become unrecoverable, such costs are expensed immediately.  Amortization of deferred costs is amortized on straight-line basis over the term in which the benefit is expected to be realized.

Environmental liabilities

Under U.S. GAAP, companies must comply with EITF 93-5, "Accounting for Environmental Liabilities”, and EITF 90-8, "Capitalization of Costs to Treat Environmental Contamination".  These pronouncements require companies to disclose and/or accrue on an undiscounted basis any reclamation and remediation costs that are expected to be incurred. The Company has properly accrued for all known environmental matters at the balance sheet date for U.S. GAAP purposes.

Treasury bonds

In 1998 and 1999, GMM repurchased a portion of the Guaranteed Senior Notes it previously issued, and they were deducted from long-term debt under Mexican GAAP.  Under Mexican GAAP, the repurchase resulted in an extinguishment of such debt, and as such, a gain of $14,540 (Ps.138,243) was recognized in 2000.

Under U.S. GAAP, a debtor shall derecognize (remove previously recognized assets or liabilities from the statement of financial position) a liability if and only if it has been extinguished. A liability has been extinguished if the debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes delivery of cash, other financial assets, goods, or services or reacquisition by the debtor of its outstanding debt securities, whether the securities are canceled or held as so-called treasury bonds. The difference between the reacquisition price (the amount paid on extinguishment, including a call premium and miscellaneous costs of reacquisition) and the net carrying amount (the amount due at maturity, adjusted for unamortized premium, discount, and cost of issuance) of the extinguished debt shall be recognized currently in income of the period of extinguishment.

If and when the Company resells treasury bonds, it will treat the transaction as a new issuance of notes.  There will be no gain or loss recognized on reissuance.  Although legally these are the same Guaranteed Senior Notes, from an accounting point of view the resale will be a new borrowing with its own effective interest rate.  Interest expense will accrue on the newly reissued Guaranteed Senior Notes at their effective interest rate, which will differ from the effective interest rate on the remaining original Guaranteed Senior Notes.  Accordingly, the Company did not recognize a gain or loss on the repurchase of the Guaranteed Senior Notes referred to above under U.S. GAAP during 2000 as was recognized under Mexican GAAP.

Financial instruments

Under Mexican GAAP, Bulletin C-2 went into effect in 2001 and requires the recognition of all derivative financial instruments on the balance sheet as either assets or liabilities.  Additionally, certain, but not all, derivative financial instruments and the related hedged items must be adjusted to their market value, with all such adjustments recorded in the income statement, regardless of the nature of the financial instrument.

Under U.S. GAAP, SFAS No. 133 went into effect in 2001 and requires the adjustment of all financial instruments to market value, with such adjustments recorded:

•     In the determination of net income or loss for fair value hedges (fixed to variable)

•     In other comprehensive income for qualifying cash flow hedges (variable to fixed)

At December 31, 2002 and 2001, the Company does not have any outstanding derivative financial instruments for either Mexican GAAP purposes or U.S. GAAP purposes.

Sales of unrefined products

Under Mexican GAAP, sales discounts offered for treatment and refining on unrefined products is included in cost of sales in the statements of operations.  Under U.S. GAAP, such costs are presented as a reduction of net sales.

Reconciliation of Mexican GAAP to U.S. GAAP

Net income (loss) and stockholders’ equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

	2002		2001		2000
NET INCOME (LOSS):
Net (loss) income of majority interest under Mexican GAAP	Ps.	(1,188,776)	Ps.	(863,891)	Ps.	258,478
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	754,079		(1,831,828)		(780,565)
Deferred employee profit sharing liability	152,316		160,518		(231,022)
Deferred income taxes under Mexican GAAP	(609,429)		(399,086)		169,752
Amortization of capitalized interest	(8,131)		(7,321)		(7,321)
Adoption of SOP 98-5	—		—		(117,684)
Amortization of capitalized exchange loss and gain on monetary position	6,009		6,009		6,009
Capitalized interest	32,774		1,963		—
Amortization of negative goodwill allocated to fixed assets under U.S. GAAP	754,061		754,061		754,041

Amortization of goodwill under Mexican GAAP	20,755		—		—
Pension plan cost	5,646		5,245		2,201
Reversal of amortization of preoperating expenses	207,024		284,055		950
Gain on extinguishment of debt	—		—		(138,243)
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	24,078		96,268		211,446
Effects on minority interest of U.S. GAAP adjustments	6,180		33,105		(21,171)
	1,345,362		(897,011)		(151,607)
Net income (loss) under U.S. GAAP	Ps.	156,586	Ps.	(1,760,902)	Ps.	106,871

	2002		2001
STOCKHOLDERS’ EQUITY:
Stockholders’ equity under Mexican GAAP, less minority interest	Ps.	8,209,102	Ps.	.22,684,646
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(3,777,943)		(6,525,757)
Deferred employee profit sharing	(2,600,426)		(2,752,641)
Deferred income taxes under Mexican GAAP	6,881,619		7,525,452
Capitalized exchange loss and gain on monetary position	(210,330)		(207,211)
Capitalized interest	202,651		178,008
Accumulated pension plan cost	6,773		20,560
Negative goodwill (previously amortized for Mexican GAAP purposes)	(1,508,122)		(2,262,183)
Amortization of goodwill under Mexican GAAP	20,755		—
Start-up costs, net of accumulated amortization	(4,814)		(211,838)
Investment in common stock of parent company	(415,964)		(356,976)
Effects on minority interest of U.S. GAAP adjustments	83,563		111,335
	(1,319,238)		(4,481,251)
Stockholders’ equity under U.S. GAAP	Ps.	6,889,864	Ps.	18,203,395

The changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

Capital Stock	Additional Paid- in Capital	Advances for Future Increases in Capital Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Stockholders’ equity under U.S. GAAP at January 1, 2000	Ps.	9,916,273	Ps.	22,417	Ps.	—	Ps.	28,905,115	Ps.	(18,431,650)	Ps.	20,412,155
Net income	—	—	—	106,871	—	106,871
Cumulative restatement effect	—	—	—	—	(1,267,857)	(1,267,857)
Additional minimum liability and restatement of accrued benefit	—	—	—	—	(30,710)	(30,710)
Comprehensive loss	(1,191,696)
Investment in common stock of parent company	815,025	—	—	—	—	815,025
Stockholders’ equity under U.S. GAAP at December 31, 2000	10,731,298	22,417	—	29,011,986	(19,730,217)	20,035,484

Net loss	—	—	—	(1,760,902)	—	(1,760,902)
Cumulative restatement effect	—	—	—	—	(635,412)	(635,412)
Additional minimum liability and restatement of accrued benefit	—	—	—	—	(88,511)	(88,511)
Comprehensive loss	—	—	—	—	—	(2,484,825)
Investment in common stock of parent company	652,736	—	—	—	—	652,736
Stockholders’ equity under U.S. GAAP at December 31, 2001	11,384,034	22,417	27,251,084	(20,454,140)	18,203,395
Net loss	—	—	—	156,586	—	156,586
Cumulative restatement effect	—	—	—	—	1,914,160	1,914,160
Additional minimum liability and restatement of accrued benefit	—	—	—	—	(49,645)	(49,645)
Comprehensive loss	—	—	—	—	—	2,021,101
Dividends paid	—	—	—	(13,450,800)	—	(13,450,800)
Advances for future increases in capital stock	—	—	172,156	—	—	172,156
Investment in common stock of parent company	(58,988)	—	—	—	—	(58,988)
Stockholders’ equity under U.S. GAAP at December 31, 2002	Ps.	11,325,046	Ps.	22,417	Ps.	172,156	Ps.	13,956,870	Ps.	(18,589,625)	Ps.	6,889,864

Reclassification of balance sheet and statements of operations

With regard to the consolidated balance sheets and statements of operations, the following significant captions determined under U.S. GAAP would have been as follows:

	2002		2001
Balance sheet:
Current assets	Ps.	6,979,054	Ps.	6,571,125
Total assets	Ps.	44,680,101	Ps.	44,318,616
Current liabilities	Ps.	17,325,768	Ps.	16,051,288
Total liabilities	Ps.	37,006,994	Ps.	25,366,966
Minority interest	Ps.	786,243	Ps.	748,256
Stockholders’ equity	Ps.	6,889,864	Ps.	18,203,395

	2002		2001		2000
Statement of operations:
Operating income	Ps.	237,368	Ps.	61,678	Ps.	1,109,624
Income taxes	Ps.	(561,488)	Ps.	1,849,331	Ps.	917,443
Consolidated net income (loss) for the year	Ps.	167,081	Ps.	(1,804,184)	Ps.	135,802
Weighted average basic and diluted common shares outstanding, in thousands	650,162		650,162		650,162
Basic and diluted net (loss) income per share	Ps.	0.26	Ps.	(2.77)	Ps.	0.21

19.    FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, “ Liabilities, Provisions, Contingent Assets and Liabilities and Commitments ” (“C-9”), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 replaces the provisions of the former Bulletins C-9 “Liabilities” and C-12, “Contingencies and Commitments”, and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, “ Intangible Assets ” (“C-8”) with the same effective date and recommendation established for Bulletin C-9. C-8 replaces the former Bulletin   C-8, “Intangibles”, and establishes, among others, that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period.  The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin.  To reduce as much as possible the remnant that constitutes “goodwill” in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal.  It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.

U.S. GAAP

During 2001, the FASB issued the following guidance:

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001.  SFAS No. 141 requires all business combinations to be accounted for using the purchase method.  The adoption of this new standard did not have a material impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Company beginning in 2002.  With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination. The adoption of this new standard resulted in the discontinuation of annual goodwill amortization, for U.S. GAAP purposes.

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which was effective for the Company beginning in 2003.  The Company plans to adopt this new standard in 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the effect that this new standard will have on its financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The Company adopted this standard in 2002.  SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.  SFAS No. 144 also expands the scope of discontinued operations to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

During 2002, the FASB issued the following guidance:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with “Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002.  The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

During 2003, the FASB issued the following guidance:

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003. For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, expect as stated below, all provisions of this Statement should be applied prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  The Company does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•      Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•      Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•      Certain financial instruments that include an obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS No. 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

20.  SUBSEQUENT EVENTS

Merger of GMM and MM

On May 28, 2003, the stockholders of GMM and MM, during extraordinary meetings, approved the merger of the two companies, which is to take place during 2003.  Under the planned merger, GMM will merge with and into MM.

21.  SUPPLEMENTAL GUARANTOR INFORMATION:

The Guaranteed Senior Notes are fully and unconditionally guaranteed, on an unsecured senior, joint and several basis, by each of the Company’s material subsidiaries. Each of the Guarantor subsidiaries (Mexcobre, Mexcananea, Immsa, Mimenosa and MMI) is a wholly-owned subsidiary except for Mexcobre and Mexcananea, for which separate financial statements are presented. The following condensed consolidating financial data includes the Guarantor Subsidiaries, Non-Guarantor Subsidiaries and the Parent Company. It is management’s opinion that separate complete financial statements of the respective Guarantors (other than Mexcobre and Mexcananea) would not provide material information to reader of these consolidated financial statements.

Investments in subsidiaries are accounted for by the parent company under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are therefore reflected in the parent company’s investment account and earnings. The principal elimination entries eliminate the parent company’s investment in subsidiaries and intercompany balances and transactions.

The reconciliation of consolidated majority net income and stockholders’ equity from Mexican GAAP to U.S. GAAP are included in Note 18.

Restatement

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the acquisitions of its mostly owned guarantor subsidiaries had not been properly reported in the Company’s consolidating U.S. GAAP financial information presented below.  Push-down accounting is not required under Mexican GAAP.  As a result, the consolidating U.S. GAAP financial information has been restated to reflect the push-down effects of the excess purchase price paid over the fair value of the assets and liabilities of Mexcananea, and the excess of the book value of the assets and liabilities of Mexcobre over the purchase price paid.

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2002

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries		Wholly Owned Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations		Consolidated

Cash, temporary investments and restricted cash in collateral account	Ps.	668,227	Ps.	436,696	Ps.	79,746	Ps.	9,179	Ps.	—	Ps.	1,193,848
Notes and accounts receivable	2,251,394		5,421,679		1,494,527		156,494		(5,680,567)		3,643,527
Inventories	1,463		1,355,939		767,841		(10,404)		(27,271)		2,087,568
Prepaid expenses and other	—		—		53,632		479		—		54,111
Total current assets	2,921,084		7,214,314		2,395,746		155,748		(5,707,838)		6,979,054
Due from Minera Mexico, S.A. de C.V (holding company).	8,216,681		73,914		—		—		686,010		8,976,605
Due fromGrupo México, S.A. de C.V.	—		140,955		—		—		(69,738)		71,217
Due from Grupo Minero México S.A. de C.V.	—		1,689,339		—		—		(1,689,339)		—
Property and equipment	5,492		23,528,808		4,647,572		572,541		(54,763)		28,699,650
Investments in shares of associated companies and other unconsolidated companies	32,163,386		1,554		395,675		10		(32,544,725)		5,900
Other assets	433,046		1,898,729		123,032		53,212		(17,752)		2,385,480
Goodwill	124,330		—		—		—		—		124,330
Total assets	Ps.	43,866,982	Ps.	34,547,613	Ps.	7,562,025	Ps.	781,511	Ps.	(39,408,145)	Ps.	47,349,986

Current portion of long-term debt and interest payable	Ps.	186,615	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	186,615
Other current liabilities	14,568,393		2,675,093		1,559,475		186,746		(2,365,593)		16,624,114
Total current liabilities	14,755,008		2,675,093		1,559,475		186,746		(2,365,593)		16,810,729
Due to Grupo México, S.A. de C.V.	4,876,885		—		147,235		—		(4,433,110)		591,010
Long-term debt	13,635,063		—				—		—		13,635,063
Other noncurrent liabilities	2,390,924		3,376,275		1,222,413		244,624		—		7,234,236
Stockholders’ equity	8,209,102		28,496,245		4,632,902		350,141		(32,609,442)		9,078,948
Total liabilities and stockholders’ equity	Ps.	43,866,982	Ps.	34,547,613	Ps.	7,562,025	Ps.	781,511	Ps.	(39,408,145)	Ps.	47,349,986

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AS OF DECEMBER 31, 2001

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries		Wholly Owned Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations		Consolidated

Cash and temporary investments	Ps.	3,181	Ps.	100,806	Ps.	315,756	Ps.	35,376	Ps.	—	Ps.	455,119
Notes and accounts receivable	1,689,676		2,781,287		943,653		272,514		(1,973,190)		3,713,940
Inventories	11,200		1,569,952		785,808		5,445		(6,550)		2,365,855
Prepaid expenses and other	—		—		39,760		(3,549)		—		36,211
Total current assets	1,704,057		4,452,045		2,084,977		309,786		(1,979,740)		6,571,125
Due from Minera México, S.A. de C.V. (holding company)	7,723,349		707,249		—		—		(707,249)		7,723,349
Due from Grupo Minero México, S.A. de C.V.	—		2,224,505		—		—		(2,224,505)		—
Property and equipment	7,450		24,755,856		5,057,407		613,559		(65,879)		30,368,393
Investments in shares of associated companies and other unconsolidated companies	32,019,595		1,554		388,227		11		(32,403,249)		6,138
Other assets	425,960		1,525,366		348,503		97,331		(18,766)		2,378,394
Goodwill	131,416		—		—		—		—		131,416
Total assets	Ps.	42,011,827	Ps.	33,666,575	Ps.	7,879,114	Ps.	1,020,687	Ps.	(37,399,388)	Ps.	47,178,815

Current portion of long-term debt and interest payable	Ps.	11,324,990	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,324,990
Other current liabilities	2,152,331		2,037,006		1,636,603		302,858		(2,167,043)		3,961,755
Total current liabilities	13,477,321		2,037,006		1,636,603		302,858		(2,167,043)		15,286,745
Due to Grupo México, S.A. de C.V.	3,293,341		—		—		1		(2,737,901)		555,441
Long-term debt	11,324,990		—		—		—		—		11,324,990
Other noncurrent liabilities	2,556,519		3,555,225		1,417,520		263,130		—		7,792,394
Stockholders’ equity	22,684,646		28,074,344		4,824,991		454,698		(32,494,444)		23,544,235
Total liabilities and stockholders’ equity	Ps.	42,011,827	Ps.	33,666,575	Ps.	7,879,114	Ps.	1,020,687	Ps.	(37,399,388)	Ps.	47,178,815

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

Parent Company	Mostly Owned Guarantor Subsidiaries	Wholly Owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net sales	Ps.	—	Ps.	6,580,655	Ps.	5,059,062	Ps.	—	Ps.	(4,286,885)	Ps.	7,352,832
Cost of sales	—	5,411,947	4,906,459	55,309	(4,284,385)	6,089,330
Gross profit	—	1,168,708	152,603	(55,309)	(2,500)	1,263,502
Operating expenses	69,141	1,552,749	506,409	198,074	(179,082)	2,147,291
Operating income (loss)	(69,141)	(384,041)	(353,806)	(253,383)	176,582	(883,789)
Integral result of financing	1,271,238	(629,223)	8,551	48,317	—	698,883
Other (income) expenses, net	76,664	(7,652)	401	(251,602)	190,737	8,548
(Benefits) provisions for income taxes and employee profit sharing	(47,143)	(184,912)	(185,488)	4,604	—	(412,939)

Income (loss) before participation in subsidiary companies	(1,369,900)	437,746	(177,270)	(54,702)	(14,155)	(1,178,281)
Participation in subsidiary companies	181,124	—	7,834	—	188,958	—
Net (loss) income for the year	Ps.	(1,188,776)	Ps.	437,746	Ps.	(169,436)	Ps.	(54,702)	Ps.	(203,113)	Ps.	(1,178,281)

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

Parent Company	Mostly Owned Guarantor Subsidiaries	Wholly Owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Net sales	Ps.	—	Ps.	7,451,420	Ps.	6,434,109	Ps.	—	Ps.	(4,430,417)	Ps.	9,455,112
Cost of sales	—	6,276,712	6,672,880	495	(4,508,042)	8,442,045
Gross profit	—	1,174,708	(238,771)	(495)	77,625	1,013,067
Operating expenses	7,458	1,513,252	569,837	211,484	(193,572)	2,108,459
Operating income (loss)	(7,458)	(338,544)	(808,608)	(211,979)	271,197	(1,095,392)
Integral result of financing	41,331	112,542	24,682	1,637	1	180,193
Other (income) expenses, net	20,769	2,380	(82,822)	(228,232)	215,153	(72,752)
(Benefits) provisions for income taxes and employee profit sharing	(42,147)	(72,890)	(230,038)	16,309	—	(328,766)

Income (loss) before participation in subsidiary companies	(27,411)	(380,576)	(520,430)	(1,693)	56,043	(874,067)
Participation in subsidiary companies	836,480	—	4,000	(1)	(840,479)	—
Net (loss) income for the year	Ps.	(863,891)	Ps.	(380,576)	Ps.	(524,430)	Ps.	(1,692)	Ps.	896,522	Ps.	(874,067)

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2000

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries		Wholly Owned Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Eliminations		Consolidated

Net sales	Ps.	—	Ps.	9,645,293	Ps.	9,969,926	Ps.	—	Ps.	(6,697,209)	Ps.	12,918,010
Cost of sales	—		7,455,701		9,197,767		33,884		(6,682,438)		10,004,914
Gross profit	—		2,189,592		772,159		(33,884)		(14,771)		2,913,096
Operating expenses	6,608		1,500,618		650,732		207,597		(254,166)		2,111,389
Operating income (loss)	(6,608)		688,974		121,427		(241,481)		239,395		801,707
Integral result of financing	61,871		(4,218)		39,537		(892)		113		96,411
Other (income) expenses, net	22,181		(4,815)		8,122		(282,358)		282,724		25,854
(Benefits) provisions for income taxes and employee profit sharing	(80,099)		367,676		60,726		64,903		—		413,206
Income (loss) before participation in subsidiary companies	(10,561)		330,331		13,042		(23,134)		(43,442)		266,236
Participation in subsidiary companies	(269,038)		—		(2,865)		—		271,903		—
Net (loss) income for the year	Ps.	258,477	Ps.	330,331	Ps.	15,907	Ps.	(23,134)	Ps.	(315,345)	Ps.	266,236

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CHANGES IN

FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2002

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

Parent Company	Mostly Owned Guarantor Subsidiaries	Wholly Owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operations–
Results–
Net loss	Ps.	(1,188,776)	Ps.	433,122	Ps.	(169,436)	Ps.	(54,702)	Ps.	(198,489)	Ps.	(1,178,281)
Items that did not require (generate) resources–
Provision for voluntary retirement, pensions, seniority premiums and medical services	—	26,182	17,555	—	—	43,737
Depreciation, amortization and depletion	50,432	1,375,228	395,278	3,559	(80,568)	1,743,929
Amortization of goodwill	20,755	—	—	—	—	20,755
Project cancellation	—	—	—	—	244,770	244,770
Deferred income taxes	(182,757)	(189,271)	(225,288)	(194,870)	182,757	(609,429)
Participation in subsidiary companies	(181,124)	—	(7,834)	—	188,958	—
Loss (gain) on sale of property and equipment	—	2,164	(5,459)	—	—	(3,295)
Capitalized mine stripping	—	(98,805)	—	—	—	(98,805)
Resources obtained from (applied to) results	(1,481,470)	1,548,620	4,816	(246,013)	337,428	163,381
Resources provided by (used in) working capital	487,552	(1,803,928)	(419,379)	234,570	3,349,174	1,847,989
Resources provided by (used in) operations	(993,918)	(255,308)	(414,563)	(11,443)	3,686,602	2,011,370

Financing–
Decrease in long-term debt in real terms	1,343,006	—	—	—	—	1,343,006
Effect of variation of long-term debt in constant Mexican pesos	(698,214)	—	—	—	—	(698,214)
Grupo México, S.A. de C.V.	1,583,544	—	—	—	(1,547,974)	35,570
Restricted cash in collateral account	(665,513)	(187,516)	(8,289)	—	317,178	(544,140)
Dividend declared	(13,450,800)	—	—	—	—	(13,450,800)
Dividend payable	13,505,940	—	(7,448)	—	(47,692)	13,450,800
Resources(used in) provided by financing activities	1,617,963	(187,516)	(115,737)	—	(1,278,408)	(136,222)

Investing–
Additions to property and equipment	1,710	(25,966)	(27,079)	—	(163,493)	(214,828)
Net increase in deferred charges	757,239	616,311	204,645	7,497	(1,949,693)	(364,001)
Proceeds from sale of property and equipment	—	853	8,434	—	—	9,287
Shares in trust	(58,988)	—	—	—	—	(58,988)
Minera México, S.A. de C.V. (holding company)	(1,324,473)	—	—	—	—	(1,324,473)
Resources provided by (used in) investing activities	(624,512)	591,198	186,000	7,497	(2,113,186)	(1,953,003)

(Decrease) increase in cash and marketable securities	(467)	148,374	(244,300)	(3,946)	294,928	194,589
Cash and marketable securities at beginning of year	3,181	46,339	315,757	13,125	(287,135)	91,267
Cash and marketable securities at end of year	Ps.	2,714	Ps.	194,713	Ps.	71,457	Ps.	9,179	Ps.	7,793	Ps.	285,856

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CHANGES IN

FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2001

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

Parent Company	Mostly Owned Guarantor Subsidiaries	Wholly Owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operations-
Results-
Net income (loss)	Ps.	(863,891)	Ps.	(380,576)	Ps.	(524,430)	Ps.	(1,694)	Ps.	896,524	Ps.	(874,067)
Items that did not require (generate) resources-
Provision for voluntary retirement, pensions seniority premiums and medical services	—	6,560	(60,158)	1,835	—	(51,763)
Depreciation	75	1,218,695	406,037	942	94,629	1,720,378
Amortization of goodwill	20,755	—	—	—	—	20,755
Deferred income taxes	(120,815)	(115,121)	(280,361)	(1,630)	3,378	(514,549)
Loss (gain) on sale of property and equipment	—	40,268	74	—	—	40,342
Capitalized mine stripping	—	(208,910)	—	—	—	(208,910)
Participation in subsidiary companies	836,480	—	4,000	—	(840,480)	—
Resources obtained from (applied to) results	(127,396)	560,916	(454,838)	(547)	154,051	132,186
Resources provided by (used in) working capital	(3,717,654)	(151,298)	288,890	40,385	4,328,968	1,091,887
Resources provided by (used in) operations	(3,845,050)	712,214	(165,948)	39,838	4,483,019	1,224,073

Financing-
Increase (decrease) in long-term debt in real terms	(209,212)	—	—	—	—	(209,212)
Cash retained in collateral accounts	—	(54,467)	(309,385)	—	—	(363,852)
Increase in capital stock	—	—	—	4,790	(4,790)	—
Effect of variation of long-term debt in constant Mexican pesos	(578,900)	—	—	—	—	(578,900)
Affiliated companies	3,293,341	305,770	—	—	(3,043,670)	555,441
Resources used in financing activities	2,505,229	251,303	(309,385)	4,790	(3,048,460)	(596,523)

Investing-
Additions to property and equipment	3,120	(474,535)	(61,075)	(28,758)	101,388	(459,860)
Investment in shares of associated and other unconsolidated companies	62,470	—	3,349	—	(65,616)	203
Net increase in deferred changes	1,149,889	(547,458)	441,968	(106)	(1,458,085)	(413,792)
Proceeds from sale of property and equipment	—	19,125	13,488	—	—	32,613
Shares in trust	(88,152)	—	—	—	—	(88,152)
Due from holding companies	134,670	—	—	—	—	134,670
Resources provided by (used in) investing activities	1,261,997	(1,002,868)	397,730	(28,864)	(1,422,313)	(794,318)

Increase (decrease) in cash and marketable securities	(77,824)	(39,351)	(77,603)	15,764	12,246	(166,768)
Cash and marketable securities at beginning of year	81,004	85,691	83,975	19,611	(12,246)	258,035
Cash and marketable securities at end of year	Ps.	3,180	Ps.	46,340	Ps.	6,372	Ps.	35,375	Ps.	—	Ps.	91,267

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CHANGES IN

FINANCIAL POSITION FOR THE YEAR ENDED DECEMBER 31, 2000

EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

Parent Company	Mostly Owned Guarantor Subsidiaries	Wholly Owned Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operations-
Results-
Net income	Ps.	258,478	Ps.	330,331	Ps.	15,909	Ps.	(23,048)	Ps.	(315,434)	Ps.	266,236
Items that did not require (generate) resources-
Provision for voluntary retirements pensions, seniority premiums and medical services	—	25,486	(20,093)	(1,623)	(2)	3,768
Depreciation	422	1,252,053	445,461	(14,378)	(10,389)	1,673,169
Amortization of goodwill	20,755	—	—	—	—	20,755
Loss (gain) on sale of property and equipment	—	48,527	(5,701)	—	—	42,826
Capitalized mine stripping	—	(572,430)	—	—	—	(572,430)
Deferred income taxes	(169,151)	289,747	(65,368)	1,204	(2,405)	54,027
Participation in subsidiary companies	(269,041)	—	(2,865)	—	271,906	—
Resources obtained from (applied to) results	(158,537)	1,373,714	367,343	(37,845)	(56,324)	1,488,351
Resources provided by (used in) working capital	(1,512,258)	373,630	1,200,755	152,979	(1,357,923)	(1,142,817)
Resources provided by (used in) operations	(1,670,795)	1,747,344	1,568,098	115,134	(1,414,247)	345,534

Financing-
Increase (decrease) in long-term debt in real terms	(138,792)	(4,818)	—	—	599,320	455,710
Dividends paid	—	—	(1,289,083)	(124,431)	1,413,514	—
Effect of variation of long-term debt in constant Mexican pesos	(1,189,875)	(431)	—	—	431	(1,189,875)
Resources used in financing activities	(1,328,667)	(5,249)	(1,289,083)	(124,431)	2,013,265	(734,165)

Investing-
Additions to property and equipment, less net book value of retirements	—	(845,833)	(235,845)	(38)	38	(1,081,678)
Investments in shares of associatedand other unconsolidated companies	1,248,554	—	46,957	—	(1,295,511)	—
Proceeds from sale of property and equipment	—	30,872	6,084	—	—	36,956
Payments received on notes receivable from holdingcompanies	894,049	—	—	—	—	894,049
Shares in trust	146,236	—	—	—	—	146,236
Other assets	116,284	(905,237)	(87,776)	(1,126)	695,468	(182,387)

Resources provided by (used in) investing activities	2,405,123	(1,720,198)	(270,580)	(1,164)	(600,005)	(186,824)

Decrease in cash and temporary investments	(594,339)	21,897	8,435	(10,461)	(987)	(575,455)
Cash and temporary investments at beginning of year	675,343	63,794	75,540	17,824	987	833,490

Cash and temporary investments at end of year	Ps.	81,004	Ps.	85,691	Ps.	83,975	Ps.	7,363	Ps.	—	Ps.	258,035

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING RECONCILIATION
OF MEXICAN GAAP TO U.S. GAAP AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002
EXPRESSED IN THOUSANDS OF CONSTANT

MEXICAN PESOS AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries		Wholly Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations		Consolidated
Net income (loss) of majority interest under Mexican GAAP	Ps.	(1,188,776)	Ps.	433,122	Ps.	(162,314)	Ps.	(54,702)	Ps.	(216,106)	Ps.	(1,188,776)
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	271,074		(118,399)		601,404		—		—		754,079
Deferred employee profit sharing liability	—		71,059		81,257		—		—		152,316
Deferred income taxes under Mexican GAAP	(165,595)		(189,271)		(254,563)		—		—		(609,429)
Amortization of capitalized interest	(8,131)		—		—		—		—		(8,131)
Amortization of capitalized exchange loss and gain on monetary position	495		5,514		—		—		—		6,009
Capitalized interest	32,774		—		—		—		—		32,774
Amortization of negative goodwill	—		754,061		—		—		—		754,061
Pension plan cost	—		4,167		1,197		282		—		5,646
Reverse of amortization of preoperating expenses	—		26,680		180,344		—		—		207,024
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	(6,137)		24,452		5,763		—		—		24,078
Effects on minority interest of U.S. GAAP adjustments	6,180		—		—		—		—		6,180
Participation in subsidiary companies	1,214,702		—		—		—		(1,214,702)		—
	1,345,362		578,263		615,402		282		(1,214,702)		1,345,362
Net income (loss) of majority interest under U.S. GAAP	Ps.	156,586	Ps.	1,011,385	Ps.	453,088	Ps.	(54,420)	Ps.	(1,430,808)	Ps.	156,586
Weighted average common shares outstanding, in thousands	650,162		—		—		—		—		650,162
Basic earnings per share under U.S. GAAP	Ps.	0.24	—		—		—		—		Ps.	0.24

Majority stockholder’s equity under Mexican GAAP	Ps.	8,209,102	Ps.	28,496,434	Ps.	4,665,762	Ps.	350,141	Ps.	(33,512,337)	Ps.	8,209,102
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	1,102,020		(3,514,695)		(1,365,268)		—		—		(3,777,943)
Deferred employee profit sharing	—		(2,155,391)		(445,035)		—		—		(2,600,426)
Deferred income taxes under Mexican GAAP	2,390,924		3,139,532		1,351,163		—		—		6,881,619
Capitalized exchange loss and gain on monetary position	—		(210,330)		—		—		—		(210,330)
Capitalized interest	202,651		—		—		—		—		202,651
Accumulated pension plan cost	—		(557)		6,857		473		—		6,773
Start-up costs, net of amortization	—		(4,814)		—		—		—		(4,814)
Negative goodwill (previously amortized for Mexican GAAP purposes)	—		(1,508,122)		—		—		—		(1,508,122)
Amortization of goodwill under Mexican GAAP	—		20,755		—		—		—		20.755
Investment in common stock of a parent company	(415,964)		—		—		—		—		(415,964)
Effects on minority interest of U.S. GAAP adjustments	86,563		—		—		—		—		86,563
Effect of U.S. GAAP in subsidiaries companies	(4,688,432)		—		—		—		4,688,432		—
	(1,322,238)		(4,233,622)		(452,283)		473		4,688,432		(1,322,238)
Stockholder’s equity under U.S. GAAP	Ps.	6,886,864	Ps.	24,262,812	Ps.	4,213,479	Ps.	350,614	Ps.	(28,829,905)	Ps.	6,886,864

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING RECONCILIATION
OF MEXICAN GAAP TO U.S. GAAP AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001
EXPRESSED IN THOUSANDS OF CONSTANT
MEXICAN PESOS AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries (As Restated)		Wholly Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations (As Restated)		Consolidated
Net income (loss) of majority interest under Mexican GAAP	Ps.	(863,891)	Ps.	(380,576)	Ps.	(487,923)	Ps.	15,560	Ps.	852,939	Ps.	(863,891)
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	626,957		(1,473,007)		(987,407)		1,629		—		(1,831,828)
Deferred employee profit sharing liability	—		65,530		94,988		—		—		160,518
Deferred income taxes under Mexican GAAP	(42,146)		(111,742)		(243,566)		(1,632)		—		(399,086)
Amortization of capitalized exchange loss and gain on monetary position	—		6,009		—		—		—		6,009
Capitalized interest	(5,358)		—		—		—		—		(5,358)
Amortization of negative goodwill	—		754,061		—		—		—		754,061
Pension plan cost	—		5,127		(124)		242		—		5,245
Start-up cost	—		(4,433)		288,488		—		—		284,055
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	(18,940)		89,879		25,329		—		—		96,268
Effects on minority interest of U.S. GAAP adjustments	33,105		—		—		—		—		33,105
Participation in subsidiary companies	(1,490,628)		—		—		—		1,490,628		—
	(897,011)		(668,576)		(822,292)		239		1,490,628		(897,011)
Net income (loss) of majority interest under U.S. GAAP	Ps.	(1,760,902)	Ps.	(1,049,152)	Ps.	(1,310,215)	Ps.	15,799	Ps.	2,343,567	Ps.	(1,760,902)
Weighted average common shares outstanding, in thousands	650,162										650,162
Basic earnings per share under U.S. GAAP	Ps.	(2.71)									Ps.	(2.71)

Majority stockholder’s equity under Mexican GAAP	Ps.	22,684,646	Ps.	28,070,028	Ps.	4,842,318	Ps.	423,358	Ps.	(33,335,704)	Ps.	22,684,646
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	1,014,509		(4,880,585)		(2,659,681)		—		—		(6,525,757)
Deferred employee profit sharing	—		(2,227,724)		(524,917)		—		—		(2,752,641)
Deferred income taxes under Mexican GAAP	2,782,510		3,342,355		1,400,587		—		—		7,525,452
Capitalized exchange loss and gain on monetary position	—		(207,211)		—		—		—		(207,211)
Accumulated pension plan cost	—		(182)		20,742		—		—		20,560
Capitalized interest	178,008		—		—		—		—		178,008
Negative goodwill (previously amortized for Mexican GAAP purposes)	—		(2,262,183)		—		—		—		(2,262,183)
Start-up costs	—		(33,494)		(178,344)		—		—		(211,838)
Gain on extinguishment of debt	—		—		—		—		—		—
Investment in common stock of parent company	(356,976)		—		—		—		—		(356,976)
Effects on minority interest of U.S. GAAP adjustments	111,335		—		—		—		—		111,335
Effect of U.S. GAAP in subsidiaries companies	(8,210,637)		—		—		—		8,210,637		—
	(4,481,251)		(6,269,024)		(1,941,613)		—		8,210,637		(4,481,251)

Stockholder’s equity under U.S. GAAP	Ps.	18,203,395	Ps.	21,801,004	Ps.	2,900,705	Ps.	423,358	Ps.	(25,125,067)	Ps.	18,203,395

GRUPO MINERO MEXICO, S.A. DE C.V. AND SUBSIDIARIES

SUPPLEMENTAL CONDENSED COMBINING RECONCILIATION
OF MEXICAN GAAP TO U.S. GAAP FOR THE YEAR ENDED DECEMBER 31, 2000
EXPRESSED IN TERMS OF THE PURCHASING POWER
OF THE MEXICAN CURRENCY AS OF DECEMBER 31, 2002

	Parent Company		Mostly Owned Guarantor Subsidiaries (As Restated)		Wholly Owned Guarantor Subsidiaries		Non- Guarantor Subsidiaries		Eliminations (As Restated)		Consolidated
Net income of majority interest under Mexican GAAP	Ps.	258,478	Ps.	330,332	Ps.	15,610	Ps.	(23,046)	Ps.	(322,896)	Ps.	258,478
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(93,290)		(584,976)		(103,501)		1,202		—		(780,565)
Deferred employee profit sharing liability	—		(44,285)		(186,737)		—		—		(231,022)
Deferred income taxes under Mexican GAAP	(80,099)		309,152		(58,099)		(1,202)		—		169,752
Amortization of capitalized exchange loss and gain on monetary position	—		6,009		—		—		—		6,009
Capitalized interest	(7,321)		—		—		—		—		(7,321)
Amortization of negative goodwill	—		754,041		—		—		—		754,041
Pension plan cost	—		(7,472)		9,673		—		—		2,201
Start-up cost	—		(2,011)		(115,673)		—		—		(117,684)
Reversal of amortization of preoperating expenses	—		950		—		—		—		950
Gain on extinguishment of debt	(138,243)		—		—		—		—		(138,243)
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	—		174,494		36,952		—		—		211,446
Effects on minority interest of U.S. GAAP adjustments	(21,171)		—		—		—		—		(21,171)
Participation in subsidiary companies	188,517		—		—		—		(188,517)		—
	(151,607)		605,902		(417,385)		—		(188,517)		(151,607)
Net income (loss) of majority interest under U.S. GAAP	Ps.	106,871	Ps.	936,234	Ps.	(401,775)	Ps.	(23,046)	Ps.	(511,413)	Ps.	106,871
Weighted average common shares outstanding, in thousands	Ps.	650,162									650,162
Basic earnings per share under U.S. GAAP	Ps.	0.16									Ps.	0.16

ANNEX F-1

FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V.

INDEX

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cobre, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of Mexicana de Cobre, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mexicana de Cobre, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders’ equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2002 and the determination of stockholders’ equity as of that date to the extent summarized in Note 16.

Our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers.

/s/ Deloitte & Touche
Deloitte & Touche

Mexico City, Mexico
June 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cobre, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Mexicana de Cobre, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001 and 2000, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cobre, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

In 2000, the Company adopted the regulations of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The initial effect of adopting this bulletin was to record the deferred income tax effects based on the cumulative effect of temporary differences as of January 1, 2000 as a long-term liability, directly charging stockholders’ equity in the new initial effect of deferred income taxes account for 2,568,714 thousand Mexican pesos. Also, the provision for income taxes of 2000 increased by 209,485 thousand Mexican pesos due to the deferred effects of the year.

As explained in Note 4, Bulletin C-2, “Financial Instruments”, became effective January 1, 2001.  This bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S GAAP).  A description of these differences and a reconciliation of consolidated net income (loss) and stockholders’ equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 16.  As discussed in Note 16, the 2001 and 2000 U.S. GAAP reconciliations have been restated.

Ruiz, Urquiza y Cía., S. C.

(A member firm of Andersen Worldwide until April 9, 2002)

/s/ Jorge I. Peralta Alvarez
C.P.C. Jorge I. Peralta Alvarez

Mexico City, Mexico

June 14, 2002 (except with respect to the restatement to constant Mexican pesos, and the restatement of the U.S. GAAP reconciliations presented in Note 16, as to which the date is June 13, 2003)

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience Translation (Note 2) 2002		2002	2001
ASSETS
CURRENT ASSETS:
Cash and temporary investments (Note 5)	$5,036	Ps.	51,938	Ps.	27,626
Cash retained in collateral account (Note 1)	23,465		241,983	40,598
Notes and accounts receivable-
Trade net of allowances for doubtful accounts of Ps.15,672 and Ps.5,503 as of December 31, 2002 and 2001, respectively	27,838		287,083	139,712
Recoverable taxes	18,610		191,918	117,579
Due from affiliated companies (Note 12)	443,019		4,568,632	2,346,581
Other	5,507		56,781	28,447
	494,973		5,104,414	2,632,319
Inventories (Note 6)	101,036		1,041,930	1,229,974
Total current assets	624,511		6,440,265	3,930,517

DUE FROM GRUPO MINERO MEXICO, S.A. DE C.V. (Note 12)	163,814		1,689,339	2,224,505
DUE FROM GRUPO MEXICO, S.A DE C.V. (Note 12)	13,668		140,955	—
DUE FROM MINERA MÉXICO, S.A. DE C.V. (Note 12)	7,167		73,914	707,249
PROPERTY AND EQUIPMENT (Note 7)	1,584,791		16,343,153	17,321,065
INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES AND UNCONSOLIDATED SUBSIDIARIES	151		1,554	1,554
DEFERRED CHARGES (Note 8)	23,768		245,112	233,029
Total assets	$2,417,871	Ps.	24,934,292	Ps.	24,417,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$49,520	Ps.	510,674	Ps.	221,906
Accounts payable to suppliers	39,432		406,643	470,492
Due to affiliated companies (Note 12)	22,074		227,635	150,489
Taxes payable	—		—	7,999
Employee profit sharing payable (Note 13)	82		848	41,597
Total current liabilities	111,108		1,145,800	892,483
LIABILITY FOR PENSION AND SENIORITY PREMIUM (Note 9)	2,781		28,677	28,772
DEFERRED INCOME TAXES (Note 13)	236,228		2,436,101	2,575,006
Total liabilities	350,117		3,610,578	3,496,261
STOCKHOLDERS’ EQUITY (Note 10):
Capital stock	821,685		8,473,623	8,473,623
Additional paid-in capital	1,060,239		10,933,723	10,933,723
Retained earnings	1,472,685		15,187,074	14,780,846
Accumulated other comprehensive loss	(1,037,750)	(10,701,803)		(10,702,136)
Initial effect of deferred income taxes	(249,087)	(2,568,714)		(2,568,714)
Total majority stockholders’ equity	2,067,772		21,323,903	20,917,342
Minority interest	(18)	(189)		4,316
Total stockholders’ equity	2,067,754		21,323,714	20,921,658
Total liabilities and stockholders’ equity	$2,417,871	Ps.	24,934,292	Ps.	24,417,919

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share and share data)

	Convenience Translation (Note 2) 2002	2002		2001		2000

NET SALES	$413,667	Ps.	4,265,948	Ps.	5,662,634	Ps.	7,014,637
COST OF SALES	352,902	3,639,311		4,776,016		5,474,606
Gross profit	60,765	626,637		886,618		1,540,031

OPERATING EXPENSES:
Administrative expenses from operations	8,934	92,127		94,117		155,142
Depreciation, amortization and depletion	93,374	962,919		975,508		944,150
	102,308	1,055,046		1,069,625		1,099,292
(Loss) income from operations	(41,543)	(428,409)		(183,007)		440,739

NET COMPREHENSIVE FINANCING COST (INCOME):
Interest expense	291	3,011		81,946		13,600
Interest income	(27,467)	(283,258)		(375,657)		(287,137)
Foreign exchange (gain) loss, net	(68,402)	(705,399)		217,220		(26,172)
Monetary position gain	27,090	279,364		193,645		290,624
	(68,488)	(706,282)		117,154		(9,085)
OTHER INCOME, net	180	1,855		21,171		14,703
Income (loss) before income taxes and employee statutory profit-sharing	27,125	279,728		(278,990)		464,527

INCOME TAXES (NOTE 13)	(12,715)	(131,124)		(101,192)		209,484

EMPLOYEE STATUTORY PROFIT SHARING	—	—		38,853		58,527

Consolidated net income (loss)	$39,840	Ps.	410,852	Ps.	(216,651)	Ps.	196,516

ALLOCATION OF CONSOLIDATED NET INCOME (LOSS) :
Net income (loss) of the majority interest	$39,392	Ps.	406,228	Ps.	(216,651)	Ps.	196,516

Net income (loss) of the minority interest	448	4,624		—		—
	$39,840	Ps.	410,852	Ps.	(216,651)	Ps.	196,516

Earnings (loss) per share of the majority interest	$0.04	Ps.	0.39	Ps.	(0.21)	Ps.	0.19
Weighted average number of shares outstanding (in thousands)	1,043,272	1,043,272		1,043,272		1,043,272

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Initial Effect of Deferred Income Taxes	Minority Interest	Total Stockholders’ Equity

Capital Stock
Nominal	Restatement

BALANCES AT JANUARY 1, 2000	Ps.	716,159	Ps.	7,757,464	Ps.	10,933,723	Ps.	14,800,981	Ps.	(10,569,329)	Ps.	(2,568,714)	Ps.	4,433	Ps.	21,074,717
Comprehensive income:
Consolidated net income	—	—	—	196,516	—	—	—	196,516
Cumulative effect of restatement	—	—	—	—	(137,114)	—	(74)	(137,188)
Additional liability for employee benefit obligations.	—	—	—	—	4,691	—	—	4,691
Total comprehensive income	64,019

BALANCES AT DECEMBER 31, 2000	716,159	7,757,464	10,933,723	14,997,497	(10,701,752)	(2,568,714)	4,359	21,138,736
Comprehensive loss:
Consolidated net loss	—	—	—	(216,651)	—	—	—	(216,651)
Cumulative effect of restatement	—	—	—	—	(199)	—	(43)	(242)
Additional liability for employee benefit obligations	—	—	—	—	(185)	—	—	(185)
Total comprehensive loss	(217,078)

BALANCES AT DECEMBER 31, 2001	716,159	7,757,464	10,933,723	14,780,846	(10,702,136)	(2,568,714)	4,316	20,921,658
Comprehensive income:
Consolidated net income	—	—	—	406,228	—	—	406,228
Cumulative effect of restatement	—	—	—	—	—	—	(4,505)	(4,505)
Additional liability for employee benefit obligations	—	—	—	—	333	—	—	333
Total comprehensive income	402,056

BALANCES AT DECEMBER 31, 2002	Ps.	716,159	Ps.	7,757,464	Ps.	10,933,723	Ps.	15,187,074	Ps.	(10,701,803)	Ps.	(2,568,714)	Ps.	(189)	Ps.	21,323,714

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS

AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Convenience Translation (Note 2) 2002	2002	2001	2000
OPERATING ACTIVITIES:
Consolidated net income (loss)	$39,392	Ps.	406,228	Ps.	(216,651)	Ps.	196,516
Items that did not require (generate) resources-
Provision for pension and seniority premiums	215	2,213	1,968	4,660
Depreciation, amortization and depletion	89,905	962,919	975,508	944,150
Loss on sale of property and equipments	223	2,308	20,682	42,886
Deferred income taxes	(12,715)	(131,124)	(101,192)	209,484
120,489	1,242,544	680,315	1,397,696

Changes in current assets and liabilities
(Increase) decrease in assets-
Notes and accounts receivable	(24,247)	(250,046)	(982,126)	(429,167)
Inventories	17,937	184,980	405,891	(158,379)
Increase (decrease) in liabilities-
Accounts payable and accrued liabilities	28,002	288,767	44,521	283,528
Accounts payable to suppliers	(6,191)	(63,849)	138,184	—
Due to affiliated companies	(207,991)	(2,144,904)	57,202	(338,941)
Taxes payable	(776)	(7,999)	(142,311)	—
Employee profit-sharing payable	(3,951)	(40,749)	(14,364)	(32,210)
Net resources (used in) generated by operating activities	(76,728)	(791,256)	187,312	722,527

FINANCING ACTIVITIES:
Payments of long-term debt	—	—	—	(4,818)
Effect of variation of debt in constant pesos	—	—	—	(431)
Cash retained in collateral account	(19,528)	(201,385)	(40,598)	—
Net resources used in financing activities	(19,528)	(201,385)	(40,598)	(5,249)

INVESTING ACTIVITIES:
Additions to property and equipment	2,142	21,995	(159,111)	(294,922)
Net increase in deferred charges	(3,219)	(33,205)	(137,808)	(116,833)
Procedes from sale of property and equipment	59	617	1,367	2,058
Due from Grupo Minero México, S.A. de C.V.	51,894	535,166	118,592	(283,760)
Due from Grupo México, S.A. de C.V.	(13,668)	(140,955)	—	—
Due from Minera México, S.A. de C.V.	61,414	633,335	(23,333)	3,042
Net resources generated by (used in) investing activities	98,614	1,016,953	(200,293)	(690,415)

Increase (decrease) in cash and temporary investments	2,358	24,312	(53,579)	26,863
Cash and temporary investments at beginning of year	2,678	27,626	81,205	54,342
Cash and temporary investments at end of year	$5,036	Ps.	51,938	Ps.	27,626	Ps.	81,205

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

EXPRESSED IN CONSTANT MEXICAN PESOS AS OF DECEMBER 31, 2002

(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

Mexicana de Cobre, S.A. de C.V. and Subsidiaries (collectively the “Company”) is a 96.43% owned subsidiary of Grupo Minero México, S.A de C.V. (“GMM”).  The Company is engaged primarily in the business of exploring, mining and processing copper, gold and silver.

Impact of metal prices on the Company’s operations

During 2002, the Company continued to implement different measures at its mining operations to counteract the unfavorable conditions in the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels in years and were subject to a high degree of volatility despite sustained demand from China. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%; zinc dropped by 12.2%; and lead fell by 5.1%, over the prior year. Only precious metals prices improved; silver increased by 4.5% and gold by 14.4% over the prior year. The Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. The workforce has also been reduced and programs have been implemented to increase productivity

Renegotiation of GMM’s long-term debt and compliance with restrictions

Under pressure due to low metals prices and the resulting drop in liquidity during the past few years, GMM was obligated to restructure its debt as a result of its failure to make scheduled payments and its noncompliance with certain financial covenants contained  in its debt agreements. In April 2003, GMM successfully restructured its indebteness with a number of institutional investors, banking institutions and agencies. This restructuring has resulted in greater financial and operating flexibility and allows GMM’s management to focus on increasing the productivity and profitability of mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMM now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The restructuring of indebtedness by GMM in the amount of $880.9 million with respect to the holders of its subsidiaries’ secured export notes and to the banking syndicate headed by Bank of America occurred on April 29, 2003 with the signing of definitive documentation. This restructuring process consisted of:

a.                                       The modification of interest rates, guarantees and loan payment periods;

b.                                      The contribution of new capital of $110 million by Grupo México, S.A. de C.V. (“GMEXICO”) and Americas Mining Company, Inc. (“AMC”) to GMM, that was received on April 29, 2003, supporting the Company’s mining operations, and

c.                                       The release of funds that were generated by export sales retained as collateral by the holders of “Secured Export Notes”, which are shown on the accompanying balance sheet under the heading of “Cash retained in collateral accounts”.

In addition, as a result of the restructuring, Mexicana de Cobre, S.A. de C.V. is a guarantor of substantially all of GMM’s financial indebtedness.

2.  BASIS OF PRESENTATION:

The accompanying consolidated financial statements of the Company are prepared in accordance with the accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income (loss) and stockholders’ equity is set forth in Note 16 (as restated).

The preparation of the financial statements in conformity with Mexican GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. While these estimates and assumptions are based on management’s best knowledge of current events, actual results may differ.

The financial statements are stated in Mexican pesos. The translation of the Company pesos into U.S. dollars is included solely for the convenience of the reader, using the exchange rate published by Banco de México as of December 31, 2002 of Ps.10.3125 to U.S.$1.00. The convenience translation should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3.  BASIS OF CONSOLIDATION:

The accompanying consolidated financial statements include the financial statements of Mexcobre and the following subsidiary companies.  All significant intercompany balances and transactions have been eliminated in the consolidation.

Percentage of Ownership as of December 31, 2002

• Compañía Hotelera la Caridad, S.A. de C.V. (“CHC”)	50.90%
• Minera Pilares, S.A. de C.V. (“MP”)	51.00%

4.  SIGNIFICANT ACCOUNTING POLICIES:

Effects of in accounting principles adopted during the periods presented

Effective January 1, 2001, the Company adopted Bulletin C-2, “Financial Instruments”.  This Bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Recognition of the effects of inflation in the financial statements

The Company restates all of its financial statements in terms of the purchasing power of the Mexican pesos as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

The factors used to restate the 2001 and 2000 financial statements in terms of the purchasing power of the Mexican currency as of December 31, 2002 are 1.057 and 1.1035, respectively.

The consolidated financial statements have been restated as follows:

•                                          Balance sheets:

Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product.  Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated based on the estimated useful life of each asset using the straight-line method.  The investment in shares of associated companies and unconsolidated subsidiaries is accounted for under the equity method, based on the Mexican GAAP financial statements of such companies, restated by a factor derived fron the NCPI.

Stockholders’ equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

•                                          Statements of operations:

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

Cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, and restated through year-end based on factors derived from the month in which they arise through year-end.

Depreciation is calculated based on the estimated useful lives of the NCPI restated assets. Depreciation is commenced when the related assets are placed in service.

The gain or loss on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is  determined by applying to net monetary assets or liabilities at the beginning of each month, the factor of inflation derived from the NCPI and is restated through year end with the corresponding factor. Gains arise from maintaining an average net monetary liability position.

•                                          In the other financial statements:

The statements of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos of the most recent year end.

The gain or loss resulting from inflation presented in the statement of changes in stockholders’ equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on results of operations compared to the change in the NCPI.

Temporary investments

Temporary investments are primarily short-term investment funds and bank deposits, which are valued at market.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2002, 2001 and 2000.

Deferred charges

•                                          Stripping costs

Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of lixiviable materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

When there is a significant change to established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

•                                          Mine development costs

Exploration costs incurred before the start of operations of a site are expensed as incurred, except for expenditures on specific properties where the presence of proven and probable mineral resources have been confirmed, in which case, the expenditures are capitalized as mine development costs.  Mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven ore reserves.

Hedging activities

Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company’s assets and liabilities. Derivative instruments, which are designated as hedges, must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

The Company’s derivative transactions during 2002 and 2001 were limited in volume and restricted to risk control, and as of December 31, 2002 and 2001 there are no outstanding hedging derivatives. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of this committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased.  The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are deferred through their realization date. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, and the notional amounts and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements

Swap and futures agreements are used primarily to fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates.

Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales.  Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.  As of December 31, 2002 and 2001, there were no outstanding swap or future agreements.

Investment in share of associated companies

This item is accounted for using the equity method and restated based on factors derived from the NCPI.

Employee benefit obligations

In accordance with Mexican Labor Law and the Company’s collective bargaining agreements, a liability results from voluntary separations of employees who have worked for a company for a required number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances.

The Company records the liabilities from seniority premiums and voluntary separations as they accrue, in accordance with actuarial computations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, a liability is being accrued, which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company’s employees.  Indemnity payments are charged to results in the period in which they are made.

The Company plan assets related to voluntary separations and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).  The market value of securities of Mexican companies is volatile to varying degrees, and may be affected by economic and market conditions in other emerging market countries.

Income tax, tax on assets and employee profit sharing

The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities.  Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting (loss) income for the year and the basis for employee profit sharing that are expected to reverse within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which they are derived.  The balance is classified as a non-current, regardless of when the temporary differences are expected to reverse.

The deferred tax benefit or provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding any temporary differences that are recorded directly in stockholders’ equity.  The deferred taxes related to such temporary differences are recorded in the same stockholder’s equity account.  The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in stockholder’s equity in the initial effect of deferred income taxes account.

Revenue recognition

Silver and gold are sold under monthly contracts or on a spot sale basis.  Most of the Company’s copper is sold as refined metal under annual contracts or on a spot sale basis.  The balance of the Company’s copper production is sold in the form of concentrates under contracts with terms of one to three years.

Revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices determined in accordance with terms of the related sales contracts.  For sales of copper products wherein customers are given the option to select a monthly average provided by the London Metal Exchange (“LME”) or the Commodity Exchange, Inc. (“COMEX”) price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Net comprehensive financing cost (income)

The net comprehensive financing cost includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in currencies other than the Mexican peso are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year-end, affecting income as part of the integral result of financing.

Earnings (loss) per share

Earnings (loss) per share have been computed for each period by dividing income (loss) of the majority interest, by the weighted average number of shares outstanding.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the consolidated net income (loss) for the period plus any gains or losses that according to Mexican GAAP are presented directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets and the additional liability for employee benefit obligations.

5.  CASH AND TEMPORARY INVESTMENTS:

Cash and temporary investment are comprised as follows:

	2002		2001
Cash	Ps.	50,686	Ps.	9,459
Temporary investments	1,252		18,167
	Ps.	51,938	Ps.	27,626

6.  INVENTORIES:

Inventories were as follows:

	2002		2001

Materials and supplies	Ps.	550,533	Ps.	599,317
Copper	450,987		551,075
Silver	61,243		97,117
Gold	15,980		22,879
Quicklime	13,209		7,367
Antimony	2,527		958
Molybdenum concentrates	1,083		324
Other	1,009		2,744
Molybdenum trioxid	536		682
Sulfuric acid	278		10,982
Advances to suppliers	3,332		4,415
Merchandise in transit	—		2,304
	1,100,717		1,300,164
Less-
Restated cost of treatment pending refining or production costs	(42,047)		(62,507)
Allowance for obsolescence	(16,740)		(7,683)

	Ps.	1,041,930	Ps.	1,229,974

7.  PROPERTY AND EQUIPMENT:

Property and equipment were as follows:

	2002		2001

Buildings and improvements	Ps.	7,116,871	Ps.	6,607,337
Automobiles and trucks	194,114		287,696
Mobile equipment	2,829,688		3,545,244
Processing equipment	17,001,754		16,699,723
	27,142,427		27,140,000
Less- Accumulated depreciation	(11,239,578)		(10,279,161)
	15,902,849		16,860,839
Land	178,185		178,185
Construction-in-progress	262,119		282,041
	Ps.	16,343,153	Ps.	17,321,065

The average annual depreciation rates were as follows:

	2002	2001	2000

Buildings and improvements	3.31%	2.39%	2.13%
Automobiles and trucks	4.87%	5.84%	4.63%
Mobile equipment	3.62%	4.13%	3.50%
Processing equipment	4.95%	5.45%	4.48%

8.  DEFERRED CHARGES

Deferred charges were as follows:

	2002		2001

Stripping costs	Ps.	251,563	Ps.	219,330
Mine development costs	43,975		45,944
Overhauls	19,665		18,953
Intangible assets arising from employee benefits	940		1,012
	316,143		285,239
Less- Accumulated amortization	(71,031)		(52,210)
	Ps.	245,112	Ps.	233,029

During the years ended December 31, 2002, 2001 and 2000, the application of deferred stripping accounting resulted in a decrease in cost of sales reported in the statements of operations of Ps. 28,230, Ps.104,939 and Ps.121,933, respectively. Deferred stripping costs will not be fully amortized until the cessation of operations of the mines currently operated by the Company.

Based on the amortization costs incurred in the most recent three years related to intangible assets subject to amortization, the Company estimates that amortization costs for such intangible assets will amount to Ps. 31,052 in each of the following five years.

9.  EMPLOYEE RETIREMENT BENEFITS:

The employee benefit obligation relates to voluntary retirement and seniority premiums.  The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method.  Below is a breakdown of this obligation as of December 31, 2002 and 2001:

	2002		2001

Projected benefit obligation (PBO)	Ps.	27,363	Ps.	27,286
Unamortized transition asset	313		366
Variances in assumptions	(4,482)		(4,768)
Additional liability	5,483		5,888
Net projected liability	Ps.	28,677	Ps.	28,772

At December 31, 2002 and 2001, established reserves amounted to Ps. 24,160 and Ps.22,189, respectively, and exceeded the accumulated benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement) by Ps.3,060 and Ps.3,169, respectively.

The cost of employee benefits for each year were as follows:

	2002		2001		2000

Service cost for the year	Ps.	2,331	Ps.	2,183	Ps.	1,625
Amortization of transition asset	(53)		(54)		(53)
Amortization of variances in assumptions	220		213		29
Financial cost for the year	959		1,245		1,037
Effect of employee reduction	(816)		—		—
Net cost for the year	Ps.	2,641	Ps.	3,587	Ps.	2,638

The real interest rates used in the actuarial projections are:

	2002	2001	2000

Interest rate	5.00%	5.00%	5.00%
Salary increase rate	1.50%	1.50%	1.50%

The changes in projected benefit obligations were as follows:

	2002		2001

Beginning balance	Ps.	22,884	Ps.	21,032
Provision for the year	2,641		3,587
Payments	(2,331)		(1,735)
	23,194		22,884

Additional liability-
Charge to stockholders’ equity	4,543		4,876
Deferred charges	940		1,012
Ending balance	Ps.	28,677	Ps.	28,722

The amortization period for unamortized items is as follows:

	Remaining Years
	Non-Unionized Personnel	Unionized Personnel

Transition assets	10.00	13.10
Variances in assumptions	17.70	13.10

10.  STOCKHOLDERS’ EQUITY:

Capital stock

At December 31, 2002 and 2001, the common stock consisted of 1,043,271,843 common nominative Class I (fixed portion), Series “A” shares without par value.

Stockholders’ equity, except for restated paid-in common stock and tax retained earnings, will be subject to a 35% dividend tax.  Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution on or after January 1, 2002, may be credited against future income taxes payable by the Company in the three fiscal years following the fiscal year of such payment.

Based on the 2003 tax reform, tax paid on the distribution of stockholders’ equity, as discussed in the preceding paragraph, can only be credited against income tax of the year in which taxes are paid on dividends, and in the immediately following two fiscal years.

Retained earnings

As of 2002, the withholding tax on dividends is eliminated.  In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.  Consequently, the Company must keep a record of earnings subject to each tax rate.  As of December 31, 2002, earnings for which corporate taxes have been paid amounted to approximately Ps.1,554,110.

The annual net income of the Company and each subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock.  At December 31, 2002 and 2001, the nominal amount of this reserve amounted to Ps.390,720 and is included in retained earnings.  This reserve may not be distributed to the stockholders during the existence of the Company, except in the form of stock dividends.

11.  FOREIGN CURRENCY POSITION AND TRANSACTIONS:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2002 and 2001, expressed in thousands of U.S. dollars, was as follows:

	2002		2001
Assets-
Current		$614,867		$213,700
Non-current	184,650		302,497
	799,517		516,197
Liabilities-
Current	155,468		39,261

Net foreign currency assets position		$644,049		$476,936

Equivalent in Mexican pesos	Ps.	6,641,755	Ps.	4,918,403

The main transactions during 2002, 2001 and 2000 in a foreign currency, not including transactions within the group, since they were eliminated in consolidation, expressed in thousands of U.S. dollars, were as follows:

	2002	2001	2000

Sales	$427,205	$577,777	$715,060
Inventory purchases	$166,945	$95,036	$57,987
Interest income	$28,929	$37,377	$333
Freight	$6,080	$5,249	$6,216
Interest expense	$150	$1,375	$15
Commissions	$59	$430	$463
Imported fixed assets	$30	$10,228	$91,332
Technical assistance	$29	$236	$632

Sales prices of almost all of the Company’s products are determined by international market quotations in U.S. dollars.

At December 31, 2002, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were Ps. 10.3125, Ps. 9.1692 and Ps. 9.5997, respectively, and the average rate during 2002 was Ps. 9.6589 per U.S. dollar.

As of June 13, 2003, the date on which these financial statements were issued, the exchange rate was similar to that at December 31, 2002 and the exchange rate was Ps.10.5775 Mexican pesos per U.S. dollar.

12.  BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Balances with the Company’s holding companies and affiliated companies that are under common control of Grupo Mexico, S.A. de C.V. (parent company of GMM) are as follows:

	2002		2001
Accounts receivable-
Grupo Minero México, S.A. de C.V. (affiliated company)	Ps.	2,547,554	Ps.	873,622
Minera México, S.A. de C.V. (holding company)	828,472		162,812
Mexicana de Cananea, S.A. de C.V. (affiliated company)	428,696		410,093
Industrial Minera México, S.A. de C.V. (affiliated company)	430,103		146,445
Minera Mexico Internacional, Inc. (affiliated company)	333,475		722,284
Grupo México, S.A. de C.V. (holding company)	—		30,707
Other	332		618
	Ps.	4,568,632	Ps.	2,346,581

Accounts payable-
Asarco, Inc. (affiliated company)	Ps.	95,323	Ps.	44,260
Ferrocarril Mexicano, S.A. de C.V. (affiliated company)	63,134		77,178
Minerales Metálicos del Norte, S.A. (affiliated company)	36,887		2,219
México Transportes Aereos, S.A. de C.V. (affiliated company)	24,582		11,615
Servicios de Apoyo Administrativo, S.A. de C.V. (affiliated company)	7,382		6,863
Western Copper Supplies, Inc. (affiliated company)	327		346
Southern Peru Copper Corporation (affiliated company)	—		8,008
	Ps.	227,635	Ps.	150,489

As of December 31, 2002, the Company granted long-term financing to Grupo Minero México, S.A. de C.V., Grupo México, S.A. de C.V. and Minera México, S.A. de C.V. in the amounts of $163,815, $13,668 and $7,167, respectively. Interest is payable at a 5.50% rate.  The proceeds of this financing were used to acquire shares of Asarco Inc.  As of December 31, 2002 and 2001 are shown as long-term accounts receivable in the related balance sheets.

The most significant transactions with related parties are as follows:

	2002		2001
Revenues-
Sales	Ps.	1,559,099	Ps.	2,486,442
In-bond processing	Ps.	458,366	Ps.	361,852
Interest income	Ps.	280,473	Ps.	371,694
Services	Ps.	10,658	Ps.	74,142
Other	Ps.	1,446	Ps.	3,168

Expenses-
Purchases other than assets	Ps.	1,757,051	Ps.	1,491,563
Freight	Ps.	81,658	Ps.	133,771
Services	Ps.	73,958	Ps.	141,586
Rent	Ps.	16,561	Ps.	—
In-bond processing	Ps.	5,691	Ps.	58,897
Other	Ps.	954	Ps.	2,062
Commissions	Ps.	272	Ps.	3,596
Purchases assets	Ps.	—	Ps.	21,653

13.  TAX ENVIRONMENT:

Income and asset tax regulations

The principal items that affect the determination of taxable income are the differences between purchases and cost of sales, and recognition of the effects of inflation on depreciation, monetary assets and liabilities through the inflationary component, which differs for book and tax purposes.

Through December 31, 2001, the relevant Mexican income tax (“ISR”) rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed.  The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005.  The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

The relevant Mexican asset tax (“IMPAC”) is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Income taxes, asset taxes and employee profit sharing have been determined on the basis of each individual company. The tax returns of the Company and its subsidiaries have been consolidated and filed at the level of the parent company of GMM, Minera México, S.A. de C.V. (“MM”). Each year the Company and each of its subsidiaries pay to MM the amount of tax, if any, it would have paid had it filed a separate tax return. In the event MM reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits of the Company or any of its subsidiaries, MM is obligated to reimburse the Company or such subsidiary for such tax benefit at the time that it otherwise would have reduced the tax payable by the Company or such subsidiary.

Income for purposes of PTU does not consider the inflationary component or the unrealized exchange gains or losses.  Depreciation is based on historical rather than restated values. The PTU rate is 10% of income for PTU purposes.

Provision for income taxes

The income tax is as follows:

	2002		2001		2000

Deferred	Ps.	142,665	Ps.	(101,192)	Ps.	209,484
Effect of change in statutory tax rate on deferred ISR	(273,789)		—		—
	Ps.	(131,124)	Ps.	(101,192)	Ps.	209,484

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Company’s provision for income tax in each year:

	2002			2001			2000

Income taxes at statutory rate	Ps.	97,905	35.0%	Ps.	(97,645)	35.0%	Ps.	162,584	35.0%
Increase (decrease) due to:
Results from monetary position	(97,777)		(35.0)%	67,774		(24.3)%	101,718		21.9%
Inflationary component, net	94,983		34.0%	(66,085)		23.7%	(104,477)		(22.5)%
Non-deductible items	47,554		17.0%	16,389		(5.9)%	12,723		2.7%
Effect of deferred ISR from the tax rate reduction	(273,789)		(97.9)%	—		—	—		—
Other	—		—	(21,625)		7.7%	(36,936)		(8.0)%
Tax at effective tax rate	Ps.	(131,124)	(46.9)%	Ps.	(101,192)	36.2%	Ps.	209,484	45.1%

Deferred taxes

The tax effect of the temporary differences that generated a deferred tax liability in accordance with Bulletin D-4 is as follows:

	2002		2001

Allowance for doubtful accounts receivable	Ps.	(5,485)	Ps.	(1,926)
Inventories	330,337		423,930
Prepaid expenses	163		173
Property, plant and equipment	2,589,278		2,707,212
Deferred charges	88,671		100,389
Accounts payable and accrued liabilities	(123,681)		(33,969)
Pension and seniority premium	(9,176)		(9,489)
Tax loss carryforwards	(421,483)		(598,791)
Recoverable asset taxes	(12,523)		(12,523)
	Ps.	2,436,101	Ps.	2,575,006

Tax loss carryforwards and recoverable asset taxes

At December 31, 2001, available tax loss carryforwards for income tax purposes and recoverable asset taxes, which will be indexed for inflation through the year in which they are utilized, are as follows:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes

2003	Ps.	—	Ps.	12,523
2007	375,255		—
2009	719,355		—
2011	202,265		—
	Ps.	1,296,875	Ps.	12,523

14.  GUARANTEES GRANTED:

The Company, is guarantor of its holding company, GMM, with respect to GMM’s Secured Export Notes (with an initial aggregate outstanding amount of $600 million) and GMM’s Series A Guaranteed Senior Notes and Series B Guaranteed Senior Notes. According to the terms of the restructuring, the proceeds of the Company's export sales are pledged as collateral.  Such proceeds must be deposited in a collateral account with the agent bank (The Chase Manhattan Bank). The Company may immediately make use of these proceeds provided that there is no event of default.  In addition, in the event of default, the Company shall maintain a bank account guaranteeing payment of principal and interest during the three months following the time that the collateral collection accounts are used to service debt.

The Company is also guarantor of GMM with respect to the following indebtedness:

•             Syndicated loans with Bank of America for $130 million and $82.4 million granted on October 6, 1998 and February 6, 2001, respectively.  Also the loan letters established with the same bank on June 9, 2000 are guaranteed.

•             Equipment loan with the Export Development Corporation for $49.9 million granted on November 18, 1996.

•             Equipment loan with the Export Development Corporation granted on June 15, 1998 for $75 million.

•             Export loan with Société Genérale on August 21, 1996 for $21.3 million.

•             Current account loan with Banco Nacional de Comercio Exterior, S.N.C. for $50 million granted on August 10, 2001.

•             Loan agreement with The Bank of Nova Scotia for US$100 million granted on August 30, 2001.

15.  CONTINGENCIES:

Legal Proceedings

Ejido

In July 1991, the agricultural community of Pilares de Nacozari Ejido (the “Ejido”) commenced an action (“Amparo”) in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the “Ministry”), alleging that the expropriation of approximately 1,500 hectares of land on which certain of the Company’s facilities are currently located, which land is adjacent to the land where the mine is located, was improper.  The Company was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land.  The Company bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

The claim alleged by the Ejido states that the Ministry failed to notify one of three representatives of the Ejido of the expropriation.  In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land.  As a result of the second ruling, the Company filed an ancillary action alleging the impossibility of returning the land.

There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a means of restitution.  A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon.  The Company believes that if the Ejido requests indemnity instead of a return of the land, its financial responsibility with respect to such compensation would not be material.

Coremi Royalties

When the Company originally received mining concessions related to its “La Caridad” unit in 1970, it were forced to pay royalties to the Council of Mineral Resources (“Coremi”).  When the Mining Law came into effect in 1992, however, said obligation was abrogated.  Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, has interpreted in a different way from the Company the inception of the Mining Law and, in 1995, the Company and Coremi initiated a series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matter, certain civilian actions, demanding from the Company the payment of royalties due since 1997.  The Company answered and denied Coremi’s claims in October 2002.  The Company believes that any such payment related to this matter would not be material.

La Caridad - Mining Concessions

Since 1995, the Mexican Superintendent of Mining has requested proof from the Company that it satisfied its obligation to pay certain “discovery bonuses” allegedly due in connection with the grant of 13 mining concessions at La Caridad.  If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel the Company’s concessions.  The Company has challenged these demands by filing a writ before a hierarchically superior administrative body, in which it state its “defenses” against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters.  The Company believes that its obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses “bonuses” with “royalties” and that any claims related thereto are without merit.

The Company is involved in various other legal proceedings incidental to its operations, but it does not believe that the final decisions in any such proceedings will, individually or in the aggregate, have a material adverse effect on its financial position, results of operations or cash flows.

16.  DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of Mexican GAAP. Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with U.S. GAAP.

This note presents a reconciliation of net income (loss) and total stockholders’ equity as presented under Mexican GAAP to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the effects of inflation as required under Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The additional principal differences between Mexican GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders’ equity.

Restatement

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the Company´s acquisition by GMM had not been properly reported in the Company’s U.S. GAAP financial information.  Push-down accounting is not required under Mexican GAAP.  As a result, the following U.S. GAAP financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

F-22

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated

At December 31:
Total assets	Ps.	24,210,688	Ps.	21,948,505	Ps.	24,477,823	Ps.	21,461,579	Ps.	24,339,340	Ps.	20,569,036
Stockholders’ equity	Ps.	18,453,677	Ps.	16,191,494	Ps.	19,327,102	Ps.	16,310,858	Ps.	18,920,726	Ps.	15,150,422

For the year ended December 31:
Depreciation and amortization expense	Ps.	975,508	Ps.	221,447	Ps.	944,150	Ps.	190,089	Ps.	900,380	Ps.	146,319
(Loss) income before income taxes	Ps.	(1,385,605)	Ps.	(631,544)	Ps.	945,576	Ps.	1,699,637	Ps.	976,643	Ps.	1,730,704
Net (loss) income	Ps.	(778,648)	Ps.	(24,587)	Ps.	751,480	Ps.	1,505,541	Ps.	632,753	Ps.	1,386,814
Basic and diluted (loss) income per share	Ps.	(0.75)	Ps.	(0.02)	Ps.	0.72	Ps.	1.44	Ps.	0.61	Ps.	1.33

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position in accordance with Bulletin B-12, which specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos (in accordance with the third amendment to Bulletin B-10). Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items in the determination of resources provided by operations.

The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on short-term liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on short-term liabilities are presented in the consolidated statements of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities. SFAS No. 95, “Statement of Cash Flows,” does not provide guidance with respect to inflation adjusted financial statements.

The following are statements of cash flows, in accordance with  U.S. GAAP, excluding the effects of inflation.

	2002		2001		2000
			(As Restated)		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net (loss) income	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541
Effects of inflation	264,372		188,594		282,058
Adjustments to reconcile net (loss) income to net cash provided by operating activities-
Provision for pension and seniority premiums	2,213		1,968		4,660
Depreciation, amortization and depletion	208,858		221,447		190,089
(Gain) loss on sale of property and equipment	2,308		20,682		42,886
Unrealized exchange (gain) loss	(148,535)		231,135		(1,836)
Capitalized stripping cost	(28,230)		(104,939)		(121,933)
Deferred income taxes and employee profit sharing	58,053		530,985		(215,922)
	1,346,821		1,065,285		1,685,543

F-23

	2002		2001		2000
			(As Restated)		(As Restated)
Changes in operating assets and liabilities:
Notes and accounts receivable	(250,046)		(982,126)		(429,168)
Inventories	(79,392)		217,297		(440,437)
Accounts payable and accrued liabilities	288,767		44,521		283,528
Accounts payable suppliers	(63,849)		138,184		—
Affiliated companies	(1,996,369)		(173,933)		(337,105)
Tax payable	(7,999)		(142,311)		—
Employee profit-sharing payable	(40,749)		(14,364)		(32,210)
Net cash (used in) provided by operating activities	(802,816)		152,553		730,151

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments of long-term debt	—		—		(4,818)
Effect of variation of debt in constant pesos	—		—		(431)
Cash retained in collateral account	(201,385)		(40,598)		—
Net cash used in financing activities	(201,385)		(40,598)		(5,249)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	21,995		(159,111)		(294,922)
Net increase in deferred charges, except for capitalized stripping	(21,645)		(103,049)		(122,457)
Proceeds from sale of property and equipment	617		1,367		2,058
Due from Grupo Minero México, S.A. de C.V.	535,166		118,592		(283,760)
Due from Grupo México, S.A. de C.V.	(140,955)		—		—
Due from Minera México, S.A. de C.V.	633,335		(23,333)		3,042
Net cash provided by (used in) investing activities	1,028,513		(165,534)		(696,039)

Increase (decrease) in cash and cash equivalents	24,312		(53,579)		28,863
Cash and cash equivalents at beginning of year	27,626		81,205		54,342
Cash and cash equivalents at end of year	Ps.	51,938	Ps.	27,626	Ps.	81,205

Supplemental disclosure of cash flow information:
Cash paid for interest	Ps.	—	Ps.	—	Ps.	10,875
Cash paid for income and asset taxes	Ps.	—	Ps.	—	Ps.	—
Cash paid for employee statutory profit sharing	Ps.	39,014	Ps.	38,005	Ps.	77,119

Deferred income taxes and employee profit sharing

As explained in Note 4, beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective.  The Company follows SFAS No. 109, “Accounting for Income Taxes” for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•             Under Mexican GAAP deferred taxes are classified as non-current, while under U.S. GAAP the classification is based on the period in which the temporary differences are expected to reverse.

•             Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in results under monetary position gain or loss.  Under U.S. GAAP the deferred tax balance is classified as a non-monetary item.

•             Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.  Also, for U.S. GAAP purposes, employee profit sharing must be classified as an operating expense.

Since employee profit sharing is calculated based on taxable income after certain adjustments and is subject to the future consequences of temporary differences in the same manner as income taxes, deferred employee profit sharing, which is not recorded under Mexican GAAP, must be included in the reconciliation of Mexican to U.S. GAAP.

The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

F-24

	2002				2001
	Income Taxes		Profit Sharing		Income Taxes (As Restated)		Profit Sharing (As Restated)
Current:
Inventories	Ps.	351,157	Ps.	103,282	Ps.	423,930	Ps.	121,123
Non-deductible reserves	(125,476)		(36,905)		(35,156)		(10,045)
Unrealized exchange loss	—		(39,969)		—		(36,465)
Net current liability	225,681		26,408		388,774		74,613
Non-current:
Property, plant and equipment	2,928,481		1,431,313		2,772,799		1,478,905
Unamortized portion of negative goodwill applied to property and equipment	(512,761)		(150,812)		(792,814)		(226,218)
Deferred charges	93,771		27,580		100,389		28,683
Pension and seniority premiums	(9,750)		(2,868)		(10,228)		(2,923)
Tax loss carryforwards	(441,725)		—		(598,791)		—
Asset tax credit carryforwards	(12,523)		—		(12,523)		—
	2,045,493		1,305,213		1,458,832		1,278,447
Valuation allowance for tax loss carry forwards and asset taxes	512,761		150,812		1,404,128		226,218
Net non-current liability	2,558,254		1,456,025		2,862,960		1,504,665
Total	Ps.	2,783,985	Ps.	1,482,433	Ps.	3,251,734	Ps.	1,579,278

For U.S. GAAP purposes, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The components of the income tax and profit sharing expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000

Current-
Profit sharing	Ps.	—	Ps.	38,853	Ps.	58,527

Deferred-
Income tax	766,524		(688,343)		(194,096)
Profit sharing	(97,157)		608,014		(21,826)
	669,367		(80,329)		(215,922)
Change in valuation allowance
Income tax	(611,314)		611,314		—
	Ps.	58,053	Ps.	569,838	Ps.	(157,395)

Negative Goodwill

Under Bulletin B-8 of Mexican GAAP, any excess book value of a subsidiary over its purchase price is recorded as a deferred credit and amortized against income over the period in which the new business is integrated, not to exceed five years. For Mexican GAAP purposes, negative goodwill related to the 1989 acquisitions has been fully amortized.

Under U.S. GAAP, negative goodwill must be first allocated to proportionately reduce the values assigned to non-current assets (generally fixed assets).  For U.S. GAAP purposes, the benefit is recognized through reduced depreciation over a period of 16 years.

Cost of pension plans and other employee benefits

The Company has prepared a study of pension costs under Mexican GAAP (see Notes 4 and 9). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as required by SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application, which generates a difference in unamortized prior service costs and in the amortization expense.

The Company has no post-retirement health care insurance or other benefit plans, other than the pension plans referred to in Note 4 and 13. Therefore, SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits other than Pensions”, and SFAS No. 112, “Employers’ Accounting for Post- employment Benefits”, would have no effect on the Company’s financial statements.

The Company applies SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures.  Although the Company’s measurement or recognition of pensions and other postretirement benefit obligations does not change under SFAS No. 132, the following additional disclosure regarding such plans are required.

	2002		2001
Change in projected benefit obligation

Benefit obligation at beginning of year	Ps.	27,285	Ps.	26,443
Service cost	2,205		2,184
Interest cost	907		1,244
Actuarial loss, net	(768)		(2,389)
Benefits paid	(2,267)		(197)
Benefit obligation at end of year	Ps.	27,362	Ps.	27,285

Reconciliation of funded status
Funded status	Ps.	27,362	Ps.	27,285
Unrecognized net actuarial loss	(3,953)		(3,735)
Unrecognized transition obligation	(68)		(76)
Additional minimum liability	5,681		5,747
Accrued benefit cost, net, under U.S. GAAP	29,022		29,221
Accrued benefit cost, net, under Mexican GAAP	28,677		28,772
Additional cost that must be recognized under U.S GAAP	Ps.	345	Ps.	449

Components of net periodic benefit cost	2002		2001		2000

Service cost	Ps.	2,331	Ps.	2,184	Ps.	1,319
Interest cost	959		1,244		1,993
Expected return on plan assets	—		—		585
Amortization of transition obligations, net	8		7		1
Recognized net actuarial loss	184		202		292
Net periodic benefit cost under U.S. GAAP	3,482		3,637		4,190
Net periodic benefit cost under Mexican GAAP	2,641		3,587		2,527
Additional cost that must be recognized under U.S. GAAP					Ps.	1,663

Weighted-average assumptions as of December 31,	2002	2001	2000

Discount rate	5.00%	5.00%	5.00%
Rate of compensation increase	1.50%	1.50%	1.50%

As of December 31, 2002 and 2001 the accumulated benefit obligation amounted to Ps.24,160 and Ps.22,188, respectively.

Minority interest

Under Mexican GAAP, Bulletin B-8, minority interest in consolidated subsidiaries must be included as a component of stockholders’ equity. Consequently, minority interest in the income of such subsidiaries is not included in the determination of net income (loss) in the statement of operations under Mexican GAAP. Under U.S. GAAP, the minority interest in subsidiaries is shown below liabilities on the balance sheet, and is not part of stockholders’ equity and its share of the net results of the consolidated subsidiaries is deducted before arriving at net income (loss).

Capitalized interest

Under Mexican GAAP, a company is not required to, but may, capitalize interest incurred on assets under construction. The amount to be capitalized in Mexico is based upon the comprehensive financial cost (i.e., the sum of interest expense, foreign exchange gains and losses and the gain or loss from monetary position).  The Company has elected not to capitalize any comprehensive financial cost under Mexican GAAP.

Under U.S. GAAP a proportional amount of interest costs on all debt, must be considered an additional cost of constructed assets and depreciated over the lives of the related assets. Exchange gains and losses on foreign currency-denominated debt may not be capitalized.

Employee profit sharing

Mexican law requires the payment to employees of 10% of the Company’s taxable income, excluding certain adjustments for inflation. These amounts are treated as compensation expense and are reflected after income tax, in the appropriate income statement captions in the statements of operations.

Under U.S. GAAP, employee profit sharing must be reflected as an operating expense in the statement of operations.

Major customers

The Company had significant sales to three different customers in the last three years.  Sales to these customers accounted for 37%, 14% and 6% of total net sales in 2002, 45%, 7%, and 7% of total net sales in 2001 and 11%, 9%, and 5% of total net sales in 2000.

Segment information

The Company had net sales to customers from the following regions as follows:

	2002		2001		2000

United States	Ps.	1,828,982	Ps.	3,408,819	Ps.	3,669,702
Mexico	2,405,646		2,190,400		3,052,599
Europe	31,320		63,416		287,558
Latin America	—		—		4,778
Total net sales	Ps.	4,265,948	Ps.	5,662,635	Ps.	7,014,637

Start-up costs

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”, requires that certain costs such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project be expensed as incurred.

In accordance with Mexican GAAP, start-up costs are deferred and amortized at the commencement of operations, despite the inherent uncertainty regarding their future recoverability.  However, if the project is abandoned and the start-up costs incurred to date become unrecoverable, such costs are expensed immediately.  Amortization of deferred costs is amortized on a straight-line basis over the term in which the benefit is expected to be realized.

Environmental liabilities

Under U.S. GAAP companies must comply with EITF 93-5, “Accounting for Environmental Liabilities”, and EITF 90-8, “Capitalization of Costs to Treat Environmental Contamination”.  These pronouncements require companies to disclose and/or accrue on a undiscounted basis any reclamation and remediation costs that are expected to be incurred. The Company has properly accrued for all known environmental matters at the balance sheet date for U.S. GAAP purposes.

Financial instruments

Under Mexican GAAP, Bulletin C-2 went into effect in 2001 and requires the recognition of all derivative financial instruments on the balance sheet as either assets or liabilities.  Additionally, certain, but not all, derivative financial instruments and the related hedged items must be adjusted to their market value, with all such adjustments recorded in the income statement, regardless of the nature of the financial instrument.

Under U.S. GAAP, SFAS No. 133 went into effect in 2001 and requires the recognition of all derivative financial instruments at fair value, with such adjustments recorded:

•            In the determination of net income or loss  for fair value hedges (fixed to variable)

•            In other comprehensive income for qualifying cash flow hedges (variable to fixed)

At December 31, 2002 and 2001, the Company did not have any outstanding derivative financial instruments.

Reconciliation of Mexican GAAP to U.S. GAAP

Net income (loss) and stockholders’ equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

	2002		2001		2000
			(As Restated)		(As Restated)
NET INCOME (LOSS):
Net income (loss) under Mexican GAAP	Ps.	406,228	Ps.	(216,651)	Ps.	196,516
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(155,210)		77,029		194,096
Deferred employee profit sharing liability	97,157		(608,014)		21,826
Deferred income taxes under Mexican GAAP	(131,124)		(101,192)		209,484
Amortization of capitalized exchange loss and gain on monetary position	5,514		5,514		5,514
Amortization of negative goodwill allocated to fixed assets under U.S. GAAP.	754,061		754,061		754,061
Pension plan cost	(840)		(50)		(1,549)
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	11,996		64,716		125,593
	581,554		192,064		1,309,025
Net income (loss) under U.S. GAAP	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541

	2002		2001
			(As Restated)
STOCKHOLDERS’ EQUITY:
Stockholders’ equity under Mexican GAAP, less minority interest	Ps.	21,323,903	Ps.	20,917,342
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(2,783,935)		(3,251,734)
Deferred employee profit sharing	(1,482,432)		(1,579,277)
Deferred income taxes under Mexican GAAP	2,436,101		2,575,006
Negative goodwill (previously amortized for Mexican GAAP purposes)	(1,508,122)		(2,262,183)
Capitalized exchange loss and gain on monetary position	(210,330)		(207,211)
Accumulated pension plan cost	(346)		(449)
	(3,549,064)		(4,725,848)
Majority stockholders’ equity under U.S. GAAP	Ps.	17,774,839	Ps.	16,191,494

The changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Capital Stock		Additional Paid- in Capital (As Restated)		Retained Earnings (As Restated)		Accumulated Other Comprehensive Loss		Total Majority Stockholder’s Equity (As Restated)

Stockholder’s equity under U.S. GAAP at December 31, 1999 (As previously reported)	Ps.	8,473,62	Ps	10,933,715	Ps.	10,078,951	Ps.	(10,565,563)	Ps.	18,920,726
Prior period adjustment – recognition of push-down accounting	—		(10,933,715)		7,163,411		—		(3,770,304)
Stockholder’s equity under U.S. GAAP at December 31, 1999 (as restated)	8,473,623		—		17,242,362		(10,565,563)		15,150,422
Net income	—		—		1,505,541		—		1,505,541
Cumulative restatement effect	—		—		—		(352,195)		(352,195)
Additional minimum liability and restatement of accrued benefit	—		—		—		7,090		7,090
Comprehensive income									1,160,436
Stockholder’s equity under U.S.GAAP at December 31, 2000 (as restated)	8,473,623		—		18,747,903		(10,910,668)		16,310,858
Net income	—		—		(24,587)		—		(24,587)
Cumulative restatement effect	—		—		—		(94,547)		(94,547)
Additional minimum liability and restatement of accrued benefit	—		—		—		(230)		(230)
Comprehensive income									(119,364)
Stockholder’s equity under U.S. GAAP at December 31, 2001 (as restated)	8,473,623		—		18,723,316		(11,005,445)		16,191,494

	Capital Stock		Additional Paid- in Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Majority Stockholder’s Equity

Net loss	—		—		987,782		—		987,782
Cumulative restatement effect	—		—		—		595,489		595,489
Additional minimum liability and restatement of accrued benefit	—		—		—		74		74
Comprehensive loss									1,583,345
Stockholder’s equity under U.S. GAAP at December 31, 2002	Ps.	8,473,623	Ps.	—	Ps.	19,711,098	Ps.	(10,409,882)	Ps.	17,774,839

Reclassification of balance sheet and statements of operations

With regard to the consolidated balance sheets and statements of operations, the following significant captions determined under U.S. GAAP would have been as follows:

	2002		2001
			(As Restated)
Balance sheets:
Current assets	Ps.	6,440,265	Ps.	3,930,519
Total assets	Ps.	24,723,962	Ps.	21,948,505
Current liabilities	Ps.	1,397,889	Ps.	967,099
Total liabilities	Ps.	6,949,123	Ps.	8,019,028
Stockholders’ equity	Ps.	17,774,839	Ps.	16,191,494

	2002		2001		2000
			(As Restated)		(As Restated)
Statements of operations:
Operating income (loss)	Ps.	1,080,639	Ps.	619,652	Ps.	1,162,062
Income taxes	Ps.	155,210	Ps.	(606,957)	Ps.	194,096
Consolidated net income (loss)	Ps.	987,782	Ps.	(24,587)	Ps.	1,505,541
Weighted average common shares outstanding, in thousands	1,043,272		1,043,272		1,043,272
Net income (loss) per share under U.S. GAAP	Ps.	0.22	Ps.	(0.02)	Ps.	1.44

17.  FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments” (“C-9”), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 replaces the provisions of the former Bulletins C-9 “Liabilities”, and C-12, “Contingencies and Commitments”, and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, “Intangible Assets” (“C-8”) with the same effective date and recommendation established for Bulletin C-9. C-8 substitutes the former Bulletin   C-8, “Intangibles”, and establishes, among others,

that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period.  The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin.  To reduce as much as possible the remnant that constitutes “goodwill” in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal” (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal.  It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.

U.S. GAAP

During 2001, the FASB issued the following guidance:

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001.  SFAS No. 141 requires all business combinations to be accounted for using the purchase method.  The adoption of this new standard did not have a material impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Company beginning in 2002.  With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which was effective for the Company beginning in 2003.  The Company plans to adopt this new standard in 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the effect that this new standard will have on its financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The Company adopted this standard in 2002.  SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS No. 144 also expands the scope of discontinued operations presentation to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

During 2002, the FASB issued the following guidance:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31,2002. This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002.  The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

During 2003, the FASB issued the following guidance:

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003.  For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, expect as stated below, all provisions of this Statement should be applied  prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  The Company does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•                  Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•                  Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•                  Certain financial instruments that include an obligation that  (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS No. 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

ANNEX F-2

FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V.

INDEX

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cananea, S.A. de C.V.,

We have audited the accompanying consolidated balance sheet of Mexicana de Cananea, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the year then ended, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mexicana de Cananea, S.A. de C.V. and Subsidiaries as of December 31, 2002, and the results of their operations, changes in their stockholders’ equity and the changes in their financial position for the year then ended in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2002 and the determination of stockholders’ equity as of that date to the extent summarized in Note 16.

Our audit also comprehended the translation of Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers.

/s/ Deloitte & Touche
Deloitte & Touche

Mexico City, Mexico

June 13, 2003

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Mexicana de Cananea, S.A. de C.V.,

We have audited the accompanying consolidated balance sheets of Mexicana de Cananea, S.A. de C.V. and Subsidiaries (Mexican corporations collectively referred to as the “Company”) as of December 31, 2001, and the related consolidated statements of operations, changes in stockholders’ equity and changes in financial position for the years ended December 31, 2001 and 2000, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cananea, S.A. de C.V. and Subsidiaries as of December 31, 2001, and the results of their operations and the changes in their financial position for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in Mexico.

In 2000, the Company adopted the regulations of revised Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”. The initial effect of adopting this bulletin was to record the deferred income tax effects based on the cumulative effect of temporary differences as of January 1, 2000 as a long-term liability, directly charging stockholders’ equity in the new initial effect of deferred income taxes account for 672,166 thousand Mexican pesos. Also, the provision for income taxes of 2000 increased by 75,935 thousand Mexican pesos due to the deferred effects of the year.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP).  A description of these differences and a reconciliation of consolidated net income (loss) and stockholders’ equity to U.S. GAAP as permitted by Form 20-F, which allows omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Note 16. As discussed in Note 16, the 2001 and 2000 U.S. GAAP reconciliations have been restated.

Ruiz, Urquiza y Cía., S.C.
(A member firm of Andersen Worldwide until April 9, 2002)

/s/ Jorge I. Peralta Alvarez

C.P.C. Jorge I. Peralta Alvarez

Mexico City, Mexico
June 14, 2002 (except with respect to the restatement to constant Mexican pesos and the restatement of the U.S. GAAP reconciliations presented in Note 16, as to which the date is June 13, 2003)

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

	Convenience Translation (Note 2) 2002	2002		2001
A S S E T S
CURRENT ASSETS:
Cash and temporary investments (Note 5)	$13,845	Ps.	142,775	Ps.	18,713
Cash retained in collateral account (Note 1)	—	—		13,869
Notes and accounts receivable-
Trade, net of allowances for doubtful accounts of Ps.1,414 and Ps.1,556 as of December 31, 2002 and 2001, respectively.	2,597	26,786		22,032
Recoverable taxes	16,485	170,004		61,272
Due from affiliated companies (Note 12)	7,890	81,362		57,154
Other	3,793	39,113		8,510
	30,765	317,265		148,968
Inventories (Note 6)	30,449	314,009		339,978
Total current assets	75,059	774,049		521,528

PROPERTY, PLANT AND EQUIPMENT (Note 7)	696,791	7,185,655		7,434,791
INVESTMENTS IN SHARES OF ASSOCIATED COMPANIES	74	766		800
DEFERRED CHARGES (Note 8)	160,277	1,652,851		1,291,537
Total assets	$932,201	Ps.	9,613,321	Ps.	9,248,656

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable to suppliers	$29,798	Ps.	307,291	Ps.	130,533
Accounts payable and accrued liabilities	70,326	725,236		559,041
Due to affiliated companies (Note 12)	46,700	481,597		442,777
Taxes payable	1,471	15,169		12,172
Total current liabilities	148,295	1,529,293		1,144,523
LIABILITY FOR PENSION, SENIORITY PREMIUM AND MEDICAL SERVICE OBLIGATIONS (Note 9)	20,176	208,066		184,098
DEFERRED INCOME TAXES (Note 13)	68,212	703,431		767,349
Total liabilities	236,683	2,440,790		2,095,970

STOCKHOLDERS’ EQUITY (Note 10):
Capital stock	828,907	8,548,103		8,548,103
Retained earnings	65,587	676,364		649,470
Accumulated other comprehensive loss	(130,081)	(1,341,457)		(1,334,408)
Initial effect of deferred income taxes	(68,895)	(710,479)		(710,479)
Total stockholders’ equity	695,518	7,172,531		7,152,686
Total liabilities and stockholders’ equity	$932,201	Ps.	9,613,321	Ps.	9,248,656

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share and share data)

	Convenience Translation (Note 2) 2002	2002		2001		2000

NET SALES	$227,657	Ps.	2,347,723	Ps.	1,878,083	Ps.	2,630,655
COST OF SALES	175,093	1,805,652		1,589,993		1,981,093
Gross profit	52,564	542,071		288,090		649,562

OPERATING EXPENSES:
Administrative expenses from operations	8,281	85,394		95,063		93,422
Depreciation, amortization and depletion	39,981	412,309		348,564		307,902
Income (loss) from operations	4,302	44,368		(155,537)		248,238

NET COMPREHENSIVE FINANCING COST (INCOME):
Interest expense	3,655	37,700		46,825		12,776
Interest income	(60)	(623)		(1,188)		(2,078)
Foreign exchange loss (gain), net	9,309	96,006		(30,919)		7,981
Monetary position gain	(5,432)	(56,024)		(19,330)		(13,813)
	7,472	77,059		(4,612)		4,866
OTHER (INCOME) EXPENSES, net	(562)	(5,797)		23,551		9,890
(Loss) income before income tax as and employee statutory profit-sharing	(2,608)	(26,894)		(174,476)		233,482

INCOME TAXES (Note 13)	(5,216)	(53,788)		(10,551)		99,666

Consolidated net income (loss)	$2,608	Ps.	26,894	Ps.	(163,925)	Ps.	133,816
Earnings (loss) per share	$0.01	Ps.	0.13	Ps.	(0.81)	Ps.	0.66
Weighted average number of shares outstanding (in thousands)	201,798	201,798		201,798		201,798

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANTS MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ( $ )

Retained Earnings	Accumulated Other Comprehensive Loss	Initial Effect of Deferred Income Taxes	Total Stockholders’ Equity

Capital Stock
Nominal	Restatement

BALANCES AT JANUARY 1, 2000	Ps.	2,017,989	Ps.	6,530,114	Ps.	679,579	Ps.	(1,300,237)	Ps.	(710,479)	Ps.	7,216,966
Comprehensive income:
Consolidated net income	—	—	133,816	—	—	133,816
Cumulative effect of restatement	—	—	—	(7,942)	—	(7,942)
Total comprehensive income	125,874
BALANCES AT DECEMBER 31, 2000	2,017,989	6,530,114	813,395	(1,308,179)	(710,479)	7,342,840
Comprehensive loss:
Consolidated net loss	—	—	(163,925)	—	—	(163,925)
Cumulative effect of restatement	—	—	—	(5,618)	—	(5,618)
Additional liability for employee benefit obligations	—	—	—	(20,611)	—	(20,611)
Total comprehensive loss	(190,154)
BALANCES AT DECEMBER 31, 2001	2,017,989	6,530,114	649,470	(1,334,408)	(710,479)	7,152,686
Comprehensive income:
Consolidated net income	—	—	26,894	—	—	26,894
Cumulative effect of restatement	—	—	—	(6,615)	—	(6,615)
Additional liability for employee benefit obligations	—	—	—	(434)	—	(434)
Total comprehensive income	19,845
BALANCES AT DECEMBER 31, 2002	Ps.	2,017,989	Ps.	6,530,114	Ps.	676,364	Ps.	(1,341,457)	Ps.	(710,479)	Ps.	7,172,531

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($))

Convenience Translation (Note 2) 2002	2002	2001	2000
OPERATING ACTIVITIES:
Consolidated net income (loss)	$2,608	Ps.	26,894	Ps.	(163,925)	Ps.	133,816
Items that did not require (generate) resources-
Provision for voluntary retirement, pension, seniority Premiums and medical services	2,324	23,969	4,592	20,826
Depreciation	29,337	302,539	282,018	295,357
Amortization and depletion of deferred charges	10,644	109,770	66,546	12,546
Loss (gain) on sale of property, plant and equipment	(14)	(144)	19,586	5,621
Deferred income taxes	(5,638)	(58,147)	(10,551)	80,263
39,261	404,881	198,266	548,429

Changes in current assets and liabilities:
(Increase) decrease in assets-
Notes and accounts receivable	(16,320)	(168,297)	19,032	294,327
Inventories	1,299	13,398	9,531	12,795
Increase (decrease) in liabilities-
Accounts payable and accrued liabilities	33,218	342,560	169,892	237,496
Due to affiliated companies	3,765	38,820	131,515	(9,382)
Taxes payable	329	3,391	(3,338)	(58,846)
Net resources generated by operating activities.	61,552	634,753	524,898	1,024,819

FINANCING ACTIVITIES:
Cash retained in collateral account	1,345	13,869	(13,869)	—
Due to Mexicana de Cobre, S.A. de C.V.	—	—	305,770	—
Net resources generated by financing activities	1,345	13,869	291,901	—

INVESTING ACTIVITIES:
Additions to property and equipment	(7,423)	(47,961)	(315,424)	(550,911)
Proceeds from sale of property and equipment	23	236	17,758	28,814
Net increase in deferred charges	(46,238)	(476,835)	(504,908)	(507,687)
Net resources used in investing activities	(50,867)	(524,560)	(802,574)	(1,029,784)

Increase (decrease) in cash and temporary investments	12,030	124,062	14,228	(4,965)
Cash and temporary investments at beginning of year	1,814	18,713	4,485	9,450
Cash and temporary investments at end of year	$13,844	Ps.	142,775	Ps.	18,713	Ps.	4,485

The accompanying notes are part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
EXPRESSED IN CONSTANT MEXICAN PESOS
AS OF DECEMBER 31, 2002
(Stated in thousands of Mexican pesos (Ps.) and thousands of U.S. dollars ($), except per share data)

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

Mexicana de Cananea, S.A. de C.V. and Subsidiaries (collectively the “Company”) is a 98.49% owned subsidiary of Grupo Minero México, S.A. de C.V. (“GMM”). The Company is engaged primarily in the business of exploring, mining and processing copper.

Impact of metal prices on the Company’s operation

During 2002, the Company continued to implement different measures at its mining operations to counteract unfavorable conditions in the metals market. Economic growth in the U.S. and other countries worldwide did not meet expectations. Metals prices, especially copper, remained at their lowest levels in years and were subject to a high degree of volatility despite sustained demand from China. After dropping in 2001, in 2002, the average market price of copper fell by an additional 1.2%  over the prior year. The Company consolidated operating and administrative activities by closing down or reducing certain operations, selling off excess assets, and suspending certain purchases from third parties as deemed necessary. The workforce has also been reduced and programs have been implemented to increase productivity.

Renegotiation of GMM’s long-term debt and compliance with restrictions

Under pressure due to low metals prices and the resulting drop in liquidity during the past few years, GMM was obligated to restructure its debt as a result of its failure to make scheduled payments and its noncompliance with certain financial covenants required by its debt agreements. In April 2003, GMM successfully restructured its indebtedness with a number of institutional investors, banking institutions and agencies. This restructuring has resulted in greater financial and operating flexibility and allows GMM’s management to focus on increasing the productivity and profitability of mining-metallurgical units, despite the adverse market conditions currently faced by the industry. GMM now has a better financial structure to allow improvement of its daily transactions to offset the current cycle of low metal prices.

The restructuring of indebtedness by GMM in the amount of U.S.$880.9 million with respect to the holders of its subsidiaries’ secured export notes and to the banking syndicate headed by Bank of America occurred on April 29, 2003 with the signing of definitive documentation.. This restructuring process consisted of:

a.               The modification of interest rates, guarantees and loan payment periods;

b.              The contribution of new capital of U.S.$110 million by Grupo México, S.A. de C.V. (“GMEXICO”) and Americas Mining Company, Inc. (“AMC”) to GMM, that was received on April 29, 2003, supporting the Company’s mining operations, and;

c.               The release of funds that were generated by export sales retained as collateral by the holders of “Secured Export Notes”, which are shown on the accompanying balance sheet under the heading of “Cash retained in collateral accounts”.

In addition, as a result of the restructuring, Mexicana de Cananea, S.A. de C.V. is a guarantor of substantially all of GMM’s financial indebtedness.

Capitalization of leachable material

From 1999 to 2001, the Company conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields.  According to these studies, the Company determined that its mine has large quantities of material known as chalcocite, which render benefits when processed through the hydrometallurgic process know as leaching.  In order to begin exploiting such leachable materials, during 2001, the Company accumulated large quantities of leachable material in sites known as leaching dumps, from which copper is extracted through a process of irrigation, filtering and electrolysis.  According to these studies, copper can also be recovered through the leaching process over approximately five to eight years.  The amortization of the costs incurred in processing the leachable material, which are capitalized once such materials are removed from the mine, is based on the actual depletion of each of the leaching dumps.  As of December 31, 2002 and 2001, the gross amount capitalized for this activity was Ps.919,126 and Ps.532,020, respectively.  Prior to 2001, such leachable materials were considered to be waste materials and therefore figured into the determination of stripping ratios, which are used to determine capitalized stripping costs.  The implementation of processing leachable materials in 2001 resulted in a net reduction in cost of sales as recorded in the statements of operations of Ps.141,316 in 2002 and  Ps.169,080 in 2001, as compared to what such amounts would have been if the Company did not implement such procedures.

2. BASIS OF PRESENTATION:

The accompanying consolidated financial statements of the Company are prepared in accordance with the accounting principles generally accepted in Mexico (“Mexican GAAP”), which differ in certain significant respects from those applicable in the United States of America (“U.S. GAAP”). A description of these differences and their effects on net income (loss) and stockholders equity is set forth in Note 16 (as restated).

The preparation of the financial statements in conformity with Mexican GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. While these estimates and assumptions are based on management’s best knowledge of current events, actual results may differ.

The financial statements are stated in Mexican pesos. The translation of Mexican pesos into U.S. dollars is included solely for the convenience of the reader, using the exchange rate published by Banco de México as of December 31, 2002 of Ps.10.3125 to U.S. $1.00. The convenience translations should not be construed as a representation that the Mexican peso amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

3. BASIS OF CONSOLIDATION:

The accompanying consolidated financial statements include the financial statements of Mexcananea and the following subsidiary companies.  All significant intercompany balances and transaction have been eliminated in the consolidation.

Percentage of Ownership as of December 31, 2002

Hospital del Ronquillo, S. de R.L. de C.V	100.00%
Proyecciones Urbanísticas, S. de R.L. de C.V.	100.00%
Minera Cumobabi, S.A. de C.V.	99.99%

4. SIGNIFICANT ACCOUNTING POLICIES:

Effects of in accounting principles adopted during the periods presented

Effective January 1, 2001, the Company adopted Bulletin C-2, “Financial Instruments”.  This Bulletin establishes the methodology for valuing and recording financial instruments and requires recognition of certain financial instruments on the balance sheet as either assets or liabilities at fair values, affecting the results of the period for any valuation adjustments of such instruments.

Recognition of the effects of inflation in the financial statements

The Company restates all of its financial statements in terms of the purchasing power of the Mexican pesos as of the end of the latest period, thereby comprehensively recognizing the effects of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of Mexican pesos of the latest period and their amounts presented herein differ from those originally reported in terms of Mexican pesos of the corresponding year.

The factors used to restate the 2001 and 2000 financial statements in terms of the purchasing power of the Mexican currency as of December 31, 2002 are 1.057 and 1.1035, respectively.

The consolidated financial statements have been restated as follows:

•                                          Balance sheets:

Primary metal inventories are stated at current international metal market quotations at year-end, less the restated cost of completing the processing cycle to obtain the finished product.  Other inventory items are stated at their replacement cost through the application of production cost, without exceeding their net realizable value.

Property and equipment are restated by applying a factor derived from the NCPI. Depreciation of restated assets is calculated based on the estimated useful life of each asset using the straight-line method.

The investment in shares of associated companies is accounted for under the equity method, based on the Mexican GAAP financial statements of such companies, restated by a factor derived from the NCPI.

Stockholders’ equity and other nonmonetary items are restated using a factor derived from the NCPI cumulative from the date of contribution or generation.

•                                          Statements of operations:

Revenues and expenses that are associated with a monetary item (cash, trade receivables, liabilities, etc.) are restated from the month in which they arise through year-end, based on factors derived from the NCPI.

Cost of sales of primary metals and other inventories is restated based on the replacement cost of products consumed, and restated through year-end based on factors derived from the month in which they arise through year-end.

Depreciation is calculated based on the estimated useful lives of the NCPI restated assets. Depreciation is commenced when the related assets are placed in service.

The gain or loss on monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is  determined by applying to net monetary assets or liabilities at the beginning of each month, the factor of inflation derived from the NCPI and is restated through year end with the corresponding factor. Gains arise from maintaining an average net monetary liability position.

•                                          In the other financial statements:

The statements of changes in financial position presents the changes in constant Mexican pesos, according to the financial position at prior year-end, restated to Mexican pesos of the most recent year end.

The gain or loss resulting from inflation presented in the statement of changes in stockholders’ equity is comprised mainly of the income or loss resulting from holding nonmonetary assets, which represents the change in the specific price level of these assets and its effect on results of operations compared to the change in the NCPI.

Temporary investments

Temporary investments are primarily short-term investment funds and bank deposits, which are valued at market.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.  No impairment charges were recorded during the years ended December 31, 2002, 2001 and 2000.

Deferred charges

•                                          Stripping costs

Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of lixiviable  materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

When there is a significant change to established mineral reserves, the estimated level of stripping costs is adjusted to reflect this change.

•                                          Leachable material

The Company capitalizes the cost of materials with low copper content extracted during the mining process which are accumulated in areas known as leaching dumps.  The amortization of the capitalized cost is determined based on the actual depletion of each of the leaching dumps, which averages  from 5 to 8 years.

•                                          Mine development costs

Exploration costs incurred before the start of operations of a site are expensed as incurred, except for expenditures on specific properties where the presence of proven and probable mineral resources have been confirmed, in which case, the expenditures are capitalized as mine development costs.  Mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven ore reserves.

•                                          Capitalization of overhaul

Regular maintenance and repairs are expensed as incurred. The cost of an engine overhaul is capitalized and amortized over a term ranging between two and four years, depending on the type of overhaul.

Hedging activities

Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company’s assets and liabilities. Derivative instruments, which are designated as hedges, must be deemed effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract.

The Company’s derivative transactions are restricted to risk control, and as of December 31, 2002 and 2001 there are no outstanding hedging derivatives. The Company does not maintain or issue financial instruments for speculative purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of this committee, which is currently comprised of the Chairman of the Board of Directors, the Director of Management and Finance and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

The Company may enter into swap and option transactions or a combination of both to reduce the risk of purchase or sales price fluctuations. For instance, for the purpose of protecting metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future production. The cost of the options is amortized using the straight-line method over the period in which the options can be exercised. Gains or losses deriving from the sale or exercise of the options, after deducting the acquisition expenses not amortized, are recognized in the results of the period in which the guaranteed production or inputs are, respectively, sold or purchased.  The Company also uses futures contracts for hedging the effect of changes in the prices relative to a portion of the assets that are sold or purchased.

Gains or losses that result from these transactions are deferred through their realization date. As a result, derivative instruments held by the Company are closely related with the prices and amounts of real asset positions, and the notional amounts and expiration dates of the derivative instruments cannot exceed those of the actual underlying transactions. Under these circumstances, for accounting purposes, derivatives are classified as hedging transactions.

Swap and futures agreements

Swap and futures agreements are used primarily to fix the price of fuel consumption for a determined period or to limit the cost of debt contracted at floating interest rates.

Interest rate swaps are used to limit the effect of interest rate increases on any floating rate debt. The differential to be paid or received as interest rates change is recorded in interest expense in the statement of income. Fuel swaps limit the effect of the increases in fuel prices. The differential paid or received as changes in the price of fuel occur is recorded as part of cost of sales.  Foreign currency swaps limit the effect of exchange rate changes on future cash flow obligations denominated in foreign currencies. The differential to be paid or received as exchange rates change is included as part of the cost of the asset for which the swap was obtained.  As of December 31, 2002 and 2001, there were no outstanding swap or future agreements.

Employee benefit obligations

In accordance with Mexican Labor Law and the Company’s collective bargaining agreements, a liability results from voluntary separations of employees who have worked for a company for a required number of years. In addition, in accordance with the Federal Labor Law, companies have obligations resulting from indemnities and seniority premiums payable to employees terminated under certain circumstances.

The Company records the liabilities from seniority premiums as they accrue, in accordance with actuarial computations based on the projected unit credit method, using real interest rates.

The Company provides medical and hospital services to all active and retired unionized employees and the members of their families through a subsidiary (Hospital del Ronquillo, S. de R.L. de C.V.). Mexcananea recorded the liability for post-retirement medical benefits in accordance with actuarial calculations based on the projected unit credit method, using real interest rates.

When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to results.

Accordingly, a liability is being accrued, which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company’s employees.  Indemnity payments are charged to results in the period in which they are made.

The Company plan assets related to voluntary separations and seniority premiums consist of investments in Mexican government treasury certificates (40%) and various equity securities of large Mexican companies (60%).  The market value of securities of Mexican companies is to varying degrees volatile and may be affected by economic and market conditions in other emerging market countries.

Income tax, tax on assets and employee profit sharing

The Company determines and records its income tax, tax on assets and employee profit sharing in accordance with the tax legislation and revised Bulletin D-4, “Tratamiento Contable del Impuesto sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades” (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities.  Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting (loss) income for the year and the basis for employee profit sharing that are expected to reverse within a defined period.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived.  The balance is classified as a non-current, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders’ equity.  The deferred taxes related to such temporary differences are recorded in the same stockholder’s equity account.  The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in stockholder’s equity in the initial effect of deferred income taxes account.

Revenue recognition

Most of the Company’s copper is sold as refined metal under annual contracts or on a spot sale basis. The balance of the Company’s copper production is sold in the form of concentrates under contracts with terms of one to three years.

Revenue from sales of copper concentrate is recorded in the month the product is delivered to customers based on prices determined in accordance with terms of the related sales contracts.  For those sales of copper  products wherein customers are given the option to select a monthly average provided by the London Metal Exchange (“LME”) or the Commodity Exchange, Inc. (“COMEX”) price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or COMEX spot prices for copper sales.  The provisionally priced sales are adjusted to reflect spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

Net comprehensive financing cost (income)

The net comprehensive financing cost (income) includes all financial revenues and expenses, such as interest, exchange gains or losses and gains or losses on monetary position as earned or incurred.

Transactions in currencies other than the Mexican peso are recorded at the exchange rate as of the date of the transaction, and the assets and liabilities in foreign currency are adjusted to the exchange rate as of the most recent year-end, affecting income as part of the integral result of financing.

Earnings (loss) per share

Earnings (loss) per share have been computed for each period by dividing income (loss) of the majority interest, by the weighted average number of shares outstanding.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the consolidated net income (loss) for the period plus any gains or losses that according to specific regulations are presented directly in stockholders’ equity, such as the gain or loss from holding nonmonetary assets and the additional liability for employee benefit obligations.

5. CASH AND TEMPORARY INVESTMENTS:

Cash and temporary investments are comprised as follows:

	2002		2001

Cash	Ps.	142,775	Ps.	6,453
Temporary investments	—		12,260
	Ps.	142,775	Ps.	18,713

6. INVENTORIES:

Inventories were as follows:

	2002		2001

Materials and supplies	Ps.	306,220	Ps.	356,092
Finished cathodes	12,352		2,366
Blister copper in process	567		497
Merchandise in transit	11,351		3,425
Advances to suppliers	10,678		10,841
	341,168		373,221

Less- Allowance for obsolescence	(27,159)		(33,243)
	Ps.	314,009	Ps.	339,978

7. PROPERTY, PLANT AND EQUIPMENT:

Property and equipment were as follows:

	2002		2001

Processing equipment	Ps.	5,215,229	Ps.	5,001,810
Mobile equipment	3,722,074		3,746,212
Buildings and improvements	2,751,393		2,695,750
Infrastructure	568,846		593,981
Automobiles and trucks	89,003		92,392
	12,346,545		12,130,145
Less- Accumulated depreciation	(5,627,147)		(5,254,585)
	6,719,398		6,876,560
Construction-in-progress	269,851		362,827
Land	196,406		196,404

Ps.

7,185,655

Ps.

7,434,791

The average annual depreciation rates were as follows:

	2002	2001	2000

Processing equipment	4.73%	2.98%	3.13%
Mobile equipment	3.83%	4.37%	4.47%
Building and improvements	3.15%	2.11%	2.12%
Infrastructure	2.25%	2.23%	2.28%
Automobiles and trucks	6.51%	6.69%	7.15%

8. DEFERRED CHARGES:

Deferred charges were as follows:

	2002		2001

Stripping costs	Ps.	671,307	Ps.	578,279
Lixiviable material	919,126		532,020
Mine development costs	181,499		198,984
Intangible asset arising from employee benefits	40,686		46,412
Preoperating expenses	6,135		18,565
	1,818,753		1,374,260

Less- Accumulated amortization and depletion	(165,902)		(82,723)

Ps.

1,652,851

Ps.

1,291,537

During the years ended December 31, 2002, 2001 and 2000, the application of deferred stripping accounting resulted in a decrease in cost of sales reported in the statements of operations of Ps.70,575, Ps.103,969, and Ps.450,497, respectively. Deferred stripping costs will not be fully amortized until the cessation of operations of the mines currently operated by the Company.

Based on the amortization costs incurred in the most recent three years related to the intangibe assets subject to amortization, the Company estimates that amortization costs for such intangible assets will amount to Ps. 63,000 in each of the following five years.

9. EMPLOYEE RETIREMENT BENEFITS:

The employee benefit obligation relates to voluntary retirements, seniority premiums and medical services at retirement.  The amount resulting from the actuarial calculations prepared by external actuaries is being funded using the projected unit credit method.  Below is a breakdown of this obligation as of December 31, 2002 and 2001:

	2002						2001
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Projected benefit obligation (PBO)	Ps.	121,093	Ps.	499,082	Ps.	620,175	Ps.	121,580	Ps.	491,133	Ps.	612,713
Unamortized transition liability	(6,100)		(294,719)		(300,819)		(7,066)		(309,455)		(316,521)
Past service cost to be amortized	(34,610)		—		(34,610)		(39,344)		—		(39,344)
Variances in assumptions	(23,384)		(115,027)		(138,411)		(23,750)		(116,023)		(139,773)
Additional liability	61,731		—		61,731		67,023		—		67,023
Net projected liability	Ps.	118,730	Ps.	89,336	Ps.	208,066	Ps.	118,443	Ps.	65,655	Ps.	184,098

As of December 31, 2002 and 2001, the established reserve for voluntary retirement and seniority premiums amounted to Ps.173,780 and Ps.150,293, respectively, and exceeds the accumulated benefit obligation (equivalent to the PBO without projecting the salaries to the date of retirement)  by Ps.390 and Ps.27, respectively.

The cost of employee benefits for each year were as follows:

	2002						2001						2000
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Service cost for the year	Ps.	7,737	Ps.	4,702	Ps.	12,439	Ps.	6,869	Ps.	3,890	Ps.	10,759	Ps.	6,459	Ps.	4,050	Ps.	10,509
Amortization of transition liability	966		14,736		15,702		966		14,736		15,702		966		14,736		15,702
Amortization of past service cost	4,735		—		4,735		4,735		—		4,735		4,735		—		4,735
Amortization of variances in assumptions	1,077		3,346		4,423		(7)		—		(7)		—		—		—
Financial cost for the year	3,391		23,646		27,037		3,016		19,802		22,818		2,783		19,280		22,063
Effect for employee reduction	(270)		—		(270)		—		—		—		—		—		—
Net cost for the year	Ps.	17,636	Ps.	46,430	Ps.	64,066	Ps.	15,579	Ps.	38,428	Ps.	54,007	Ps.	14,943	Ps.	38,066	Ps.	53,009

The real interest rates used in the actuarial projections are:

	2002		2001		2000
	Seniority Premiums Reserve	Postretirement Medical Services	Seniority Premiums Reserve	Postretirement Medical Services	Seniority Premiums Reserve	Postretirement Medical Services

Interest rate	5.00%	5.00%	5.00%	5.00%	5.0%	5.0%
Salary increase rate	1.50%	—	1.50%	—	1.50%	—
Medical expense increase rate	—	1.30%	—	1.30%	—	1.30%

The changes in projected benefit obligation were as follows:

	2002						2001
	Seniority Premiums Reserve		Postretirement Medical Services		Total		Seniority Premiums Reserve		Postretirement Medical Services		Total

Beginning balance	Ps.	51,420	Ps.	65,655	Ps.	117,075	Ps.	48,304	Ps.	59,643	Ps.	107,947
Provision for the year	17,636		46,430		64,066		15,579		38,428		54,007
Payments	(12,057)		(22,749)		(34,806)		(12,463)		(32,416)		(44,879)
Subtotal	56,999		89,336		146,335		51,420		65,655		117,075

Additional liability-
Charge to capital	21,045		—		21,045		20,611		—		20,611
Deferred charges	40,686		—		40,686		46,412		—		46,412
Ending balance	Ps.	118,730	Ps.	89,336	Ps.	208,066	Ps.	118,443	Ps.	65,655	Ps.	184,098

The amortization period for unamortized items is as follows:

	Remaining Years
	Non-Unionized Employees	Unionized Employees	Medical Services

Transition liability	12.68	6.31	20.00
Past services costs	—	7.31	—
Changes in assumptions	14.20	9.20	20.00

10. STOCKHOLDERS’ EQUITY:

Capital stock

At December 31, 2002 and 2001, the capital stock consisted of 201,798,896 common shares fully subscribed and paid with a par value of ten Mexican pesos each, of which 171,005,65 shares correspond to Series “A” and 30,793,831 shares correspond to Series “B”.  The fixed minimum capital shares consist of 10,000 fixed common nominatives shares, of which 7,880 shares are Series “A” and 2,120 are Series “B”.

Stockholders’ equity, except for restated paid-in capital and tax retained earnings, will be subject a 35% dividend tax. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income taxes paid on such distribution on or after January 1, 2002, may be credited against future income tax payable by the Company in the three fiscal years following the fiscal year of such payment.

Based on the 2003 tax reform, tax paid on the distribution of stockholders’ equity, as discussed in the preceding paragraph, can only be credited against income tax for the year in which taxes are paid on dividends, and in the immediately following two fiscal years.

Retained earnings

As of 2002, the withholding tax on dividends is eliminated.  In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends.  Consequently, the Company must keep a record of earnings subject to each tax rate.  As of December 31, 2002, earnings for which corporate taxes have been paid amounted to approximately Ps.2,031,547.

The annual net income of the Company and each subsidiary is subject to the legal requirement that 5% thereof be transferred to a legal reserve each year until the reserve equals 20% of capital stock.  At December 31, 2002 and 2001, the nominal amount of this reserve amounted to Ps.57,976 and is included in retained earnings.  This reserve may not be distributed to the stockholders during the existence of the Company, except in the form of stock dividends.

11. FOREIGN CURRENCY POSITION AND TRANSACTIONS:

The consolidated foreign currency position, excluding inventories of primary metals, as of December 31, 2002 and 2001, expressed in thousands of U.S. dollars, was as follows:

	2002		2001

Current assets	$107,326		$7,899
Current liabilities	(151,454)		(84,909)
Net foreign currency liability position	$(44,128)		$(77,010)

Equivalent in Mexican pesos	Ps.	(455,070)	Ps.	(794,166)

The main transactions during 2002, 2001 and 2000 in a foreign currency, not including transactions within the group, since they were eliminated in consolidation, expressed in thousands of U.S. dollars, were as follows:

	2002	2001	2000

Sales	$236,405	$187,107	$55,670
Import of fixed assets and materials	$30,396	$38,645	$86,531
Interest expense	$31	$29	$33
Interest income	$23	$580	$75
Technical assistance expense	$—	$708	$787
Administrative services	$—	$264	$—

Sales prices of almost all of the Company’s products are determined by international market quotations in U.S. dollars.

At December 31, 2002, 2001 and 2000, the Mexican peso/U.S. dollar exchange rates were Ps.10.3125, Ps.9.1692, and Ps.9.5997, respectively, and the average rate during 2002 was Ps.9.6589 per U.S. dollar.

As of June 13, 2003, the date on which these financial statements were issued, the unaudited foreign exchange position was similar to that at December 31, 2002, and the exchange rate was Ps.10.5775 Mexican pesos per U.S. dollar.

12. BALANCES AND TRANSACTION WITH RELATED PARTIES:

Balances with the Company’s holding companies and affiliated companies that are under common control of Grupo Mexico, S.A. de C.V. (parent company of GMM) are as follows:

	2002		2001
Accounts receivable-
Grupo México, S.A. de C.V.	Ps.	28,748	Ps.	—
Industrial Minera México, S.A. de C.V.	17,692		—
Grupo Minero México, S.A. de C.V.	15,510		—
Asarco, Inc. (affiliated company)	11,813		11,315
Servicios de Apoyo Administrativo, S.A. de C.V.	3,789		—
Minera Mexico Internacional, Inc.	3,619		21,823
Minerales Metálicos del Norte, S.A. de C.V.	175		—
Southern Peru Cooper, Corporation	16		17
Minera México, S.A. de C.V.	—		23,999
	Ps.	81,362	Ps.	57,154
Accounts payable-
Mexicana de Cobre, S.A. de C.V.	Ps.	428,695	Ps.	410,093
Ferrocarril Mexicano, S.A. de C.V.	26,482		19,604
México Transportes Aéreos, S.A. de C.V.	25,780		9,495
Servicios de Apoyo Administrativo, S.A. de C.V. (affiliated company)	—		2,991
Western Copper Suppliers, Inc. (affiliated company)	640		484
Industrial Minera México, S.A. de C.V. (affiliated company)	—		101
Other	—		9

Ps.

481,597

Ps.

442,777

The most significant transactions with related parties were as follows:

	2002		2001		2000
Revenues-
Sales	Ps.	1,088,406	Ps.	1,078,656	Ps.	1,021,056
Rent and other services	Ps.	1,089	Ps.	3,781	Ps.	1,202
Administrative services	Ps.	4,164	Ps.	1,038	Ps.	4,595
Expenses-
Purchases of goods other than fixed assets

Ps.

301,547

Ps.

177,850

Ps.

332,757

Rent and other services

Ps.

83,791

Ps.

20,828

Ps.

92,463

Administrative services	Ps.	66,727	Ps.	61,951	Ps.	73,633
Freight	Ps.	34,921	Ps.	29,247	Ps.	38,535
Commissions	Ps.	1,440	Ps.	2,665	Ps.	1,589
Interest	Ps.	—	Ps.	38,796	Ps.	—

13. TAX ENVIRONMENT:

Income and asset tax regulations

The principal items which affect the determination of taxable income are the differences between purchases and cost of sales, and recognition of the effects of inflation on depreciation, monetary assets and liabilities through the inflationary component, which differs for book and tax purposes.

Through December 31, 2001, the relevant Mexican income tax (“ISR”) rate was 35% with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed.  The new tax law enacted January 1, 2002, eliminated the option to defer the 5% portion of the income tax payment and reduces the 35% tax rate by one percentage point each year until reaching 32% in 2005.  The deduction for employee statutory profit-sharing (PTU) and the obligation to withhold taxes on dividends paid to individuals or foreign residents was also eliminated.

The relevant Mexican asset tax (“IMPAC”) is calculated by applying 1.8% to the Company’s asset position, as defined in the law, and is payable only to the extent that it exceeds ISR payable for the same period. If in any year IMPAC exceeds the ISR payable, the IMPAC payment for such excess may be reduced by the amount by which ISR exceeded IMPAC in the three preceding years and any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

Income taxes, asset taxes and employee profit sharing have been determined on the basis of the taxable income of each individual company. The tax returns of the Company and its subsidiaries has been consolidated and filed at the level of the parent company of GMM, Minera México, S.A. de C.V. ( “MM”). Each year the Company and each of its subsidiaries pay to MM the amount of tax, if any, it would have paid had it filed a separate tax return. In the event MM reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits of the Company or any of its subsidiaries, MM is obligated to reimburse the Company or such subsidiary for such tax benefit at the time that it otherwise would have reduced the tax payable by the Company or such subsidiary.

The income for purposes of PTU does not consider the inflationary component or the unrealized exchange gains or losses.  Depreciation is based on historical rather than restated values. The PTU rate is 10% of income for PTU purposes.

Provision for income taxes

The income tax is as follows:

	2002		2001		2000

Current	Ps.	4,359	Ps.	—	Ps.	19,404
Deferred	(12,429)		(10,551)		80,262
	(8,070)		(10,551)		99,666
Effect of change in statutory tax rate on deferred ISR	(45,718)		—		—
	Ps.	(53,788)	Ps.	(10,551)	Ps.	99,666

In accordance with Mexican GAAP, the following items represent the principal differences between Mexican income tax computed at the statutory tax rate and the Company’s provision for income tax in each year.

	2002			2001			2000
Income taxes at statutory rate without unusual item	Ps.	(9,413)	35.0%	Ps.	(61,066)	35.0%	Ps.	81,719	35.0%
Increase (decrease) due to:
Results from monetary position	(19,608)		72.9%	(6,765)		3.9%	(4,833)		(2.0)%
Inflationary component, net	20,413		(75.9)%	12,532		(7.2)%	5,573		2.4%
Non-deductible items	538		(2.0)%	18,538		(10.6)%	23,403		10.0%
Effect of deferred ISR from the tax rate reduction	(45,718)		170.0%	—		—	—		—
Other	—		—	26,208		(15.1)%	(6,196)		(2.7)%
Tax at effective tax rate	Ps.	(53,788)	200.0%	Ps.	(10,551)	6.0%	Ps.	99,666	42.7%

Deferred taxes

The tax effect of the temporary differences that generated a deferred tax liability in accordance with Bulletin D-4 is as follows:

	2002						2001
	Mexcananea		Subsidiaries		Total		Mexcananea		Subsidiaries		Total

Trade	Ps.	(452)	Ps.	(99)	Ps.	(551)	Ps.	(544)	Ps.	(72)	Ps.	(616)
Inventories	97,264		305		97,569		119,197		241		119,438
Prepaid expenses	4		—		4		—		—		—
Property, plant and equipment	991,434		71,950		1,063,384		1,153,930		72,401		1,226,331
Deferred charges	522,818		—		522,818		435,729		—		435,729
Accounts payable and accrued liabilities	(102,589)		—		(102,589)		(111,041)		—		(111,041)
Affiliated companies	(7,267)		—		(7,267)		—		—		—
Pension, seniority premium reserve and medical service liabilities	(53,414)		(161)		(53,575)		(40,840)		(149)		(40,989)
Tax loss carryforwards	(1,139,462)		(9,651)		(1,149,113)		(1,185,911)		(7,125)		(1,193,036)
Recoverable asset taxes	(411,351)		(55)		(411,406)		(411,220)		(54)		(411,274)
	(103,015)		62,289		(40,726)		(40,700)		65,242		24,542
Valuation allowance for tax loss carryforwards and recoverable asset taxes	741,458		2,699		744,157		742,807		—		742,807
Total	Ps.	638,443	Ps.	64,988	Ps.	703,431	Ps.	702,107	Ps.	65,242	Ps.	767,349

At December 31, 2002, the Company had tax loss carryforwards pending amortization and recoverable asset taxes of Ps.1,210,052 and Ps.320,639, respectively, that the Company’s management believes do not have a high probability of being realized. Accordingly, a valuation allowance of Ps.744,157 has been recorded.

Tax loss carryforwards and recoverable asset taxes

At December 31, 2002, the Company has tax loss carryforwards for income tax purposes and recoverable asset taxes which will be indexed for inflation through the year in which they are applied or recovered, in the following restated amounts:

Expiration Date	Tax Loss Carryforwards		Recoverable Asset Taxes

2003	Ps.	1,271	Ps.	102,345
2004	1,439,354		63,312
2005	3,060		124,990
2006	3,585		25,710
2007	292,585		21
2008	667,896		4,300
2009	916,230		65,003
2010	4,393		25,725
2011	1,748		—
	Ps.	3,330,122	Ps.	411,406

14. GUARANTEES GRANTED:

The Company, is guarantor of its holding company, GMM, with respect to GMM’s Secured Export Notes (with an initial aggregate outstanding amount of $600 million) and GMM’s Series A Guaranteed Senior Notes and Series B Guaranteed Senior Notes. According to the terms of the restructuring, the proceeds of the Company’s export sales are pledged as collateral.  Such proceeds must be deposited in a collateral account with the agent bank (The Chase Manhattan Bank). The Company may immediately make use of these proceeds provided that there is no event of default.  In addition, in the event of default, the Company shall maintain a bank account guaranteeing payment of principal and interest during the three months following the time that the collateral collection accounts are used to service debt.

The Company is also guarantor of GMM’s obligations with respect to the following indebtedness:

•                                          Syndicated loans with Bank of America for $130 and $82.4 million granted on October 6, 1998 and February 6, 2001, respectively. Also the loan letters established with the same bank on June 9, 2000 are guaranteed.

•                                          Equipment loan with the Export Development Corporation for $49.9 million granted on November 18, 1996.

•                                          Equipment loan with the Export Development Corporation for $75 million granted on June 15, 1998.

•                                          Current account loan with the Banco Nacional de Comercio Exterior, S.N.C. for $50 million granted on August 10, 2001.

•                                          Export loan with Société Genérale on August 11, 1996 for $21.3 million

•                                          Loan agreement with The Bank of Nova Scotia for $100 million granted on August 30, 2001.

15. CONTINGENCIES:

The Company is involved in various legal proceedings incidental to its operations, but it does not believe that the final resolution of any such proceedings will, individually or in the aggregate, have a material adverse effect on its financial position, results of operations or cash flows.

16. DIFFERENCES BETWEEN MEXICAN AND U.S. GAAP:

The consolidated financial statements of the Company are presented on the basis of Mexican GAAP. Certain accounting practices applied by the Company that conform with Mexican GAAP do not conform with U.S. GAAP.

This note presents a reconciliation of net income (loss) and total stockholders’ equity as presented under Mexican GAAP to U.S. GAAP. However, this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements to recognize the effects of inflation as required under Mexican GAAP Bulletin B-10, “Recognition of the Effects of Inflation in the Financial Information”, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The additional principal differences between Mexican GAAP and U.S. GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income (loss) and total stockholders’ equity.

Restatement

Subsequent to the issuance of the Company’s 2001 financial statements, management determined that push-down accounting adjustments related to the Company´s acquisition by GMM had not been properly reported in the Company’s U.S. GAAP financial information.  Push-down accounting is not required under Mexican GAAP.  As a result, the following U.S. GAAP  financial information has been restated from the amounts previously reported to reflect such push-down accounting adjustments:

	2001				2000				1999
	As Previously Reported		As Restated		As Previously Reported		As Restated		As Previously Reported		As Restated

At December 31:
Total assets	Ps.	9,215,162	Ps.	9,346,578	Ps.	8,793,712	Ps.	8,945,883	Ps.	8,406,705	Ps.	8,579,631
Stockholders’ equity	Ps.	5,608,976	Ps.	5,740,392	Ps.	6,668,042	Ps.	6,820,213	Ps.	7,309,622	Ps.	7,482,548

For the year ended December 31:
Goodwill amortization	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755	Ps.	—	Ps.	20,755
(Loss) income before income taxes	Ps.	(1,887,939)	Ps.	(1,908,694)	Ps.	189,975	Ps.	169,220	Ps.	(527,883)	Ps.	(548,638)
Net loss	Ps.	(1,024,002)	Ps.	(1,044,757)	Ps.	(612,532)	Ps.	(633,287)	Ps.	(575,835)	Ps.	(596,590)
Basic and diluted (loss) income per share	Ps.	(5.07)	Ps.	(5.17)	Ps.	(3.03)	Ps.	(3.13)	Ps.	(2.85)	Ps.	(2.96)

Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position in accordance with Bulletin B-12, which specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos (in accordance with the third amendment to Bulletin B-10). Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items in the determination of resources provided by operations.

The changes in the consolidated financial statement balances included in this statement constitute cash flow activity stated in constant Mexican pesos (including monetary and unrealized foreign exchange gains and losses on short-term liabilities, which are considered cash gains and losses in the constant Mexican peso financial statements).

In accordance with Mexican GAAP, the reduction in current and long-term debt due to restatement in constant Mexican pesos and unrealized exchange gains and losses on short-term liabilities are presented in the consolidated statements of changes in financial position as a resource used by financing activities and the gain from monetary position is presented as a component of operating activities.  SFAS No. 95, “Statement of Cash Flows”, does not provide guidance with respect to inflation adjusted financial statements.

The following are statements of cash flows, in accordance with U.S. GAAP, excluding the effects of inflation:

F-22

	2002		2001		2000
			(As Restated)		(As Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income (loss)	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Effects of inflation	53,105		16,605		18,734
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Provision for pension, seniority premiums and medical services obligations	18,962		(583)		26,745
Depreciation	302,539		282,018		307,903
Amortization and depletion of deferred charges	109,770		66,546		12,546
Amortization of goodwill	—		20,755		20,755
Loss (gain) on sale of property and equipment	(144)		19,586		5,621
Deferred income taxes	(10,713)		875,435		886,763
Capitalized stripping cost	(70,575)		(103,969)		(450,497)
	426,547		131,636		195,283
Changes in operating assets and liabilities:
Notes and accounts receivable	(168,297)		19,032		294,327
Inventories	66,503		26,136		18,843
Accounts payable and accrued liabilities	342,560		169,892		237,496
Unrealized exchange (gain) loss	123,349		(18,158)		11,522
Due to affiliated companies	(84,529)		149,673		(20,904)
Taxes payable	3,391		(3,338)		(58,846)
Net cash provided by operating activities	709,524		474,873		77,721

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash retained in collateral accounts	13,869		(13,869)		—
Due to Mexicana de Cobre, S.A. de C.V.	—		305,770		—
Net cash provided by financing activities	13,869		291,901		—

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(47,961)		(315,424)		(550,767)
Net increase in deferred charges, except capitalized stripping	(551,606)		(454,880)		(160,733)
Proceeds from sale of property and equipment	236		17,758		28,814
Net cash used in investing activities	(599,331)		(752,546)		(682,686)

Increase (decrease) in cash and cash equivalents	124,062		14,228		(4,965)
Cash and cash equivalents at beginning of year	18,713		4,485		9,450
Cash and cash equivalents at end of year	Ps.	142,775	Ps.	18,713	Ps.	4,485

Deferred income taxes and employee profit sharing

As explained in Note 4, beginning in 2000 under Mexican GAAP the revised Bulletin D-4 became effective.  The Company follows SFAS No. 109, “Accounting for Income Taxes”, for U.S. GAAP purposes, which differs from Mexican GAAP as follows:

•                                          Under Mexican GAAP deferred taxes are classified as non-current, while under U.S. GAAP the classification is based on the classification of the related asset or liability.

•                                          Under Mexican GAAP the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position.  Under U.S. GAAP the deferred tax balance is classified as a non-monetary item.

•                                          Under Mexican GAAP deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP the same liability method as used for deferred income taxes is applied.  Also, for U.S. GAAP purposes, employee profit sharing must be classified as an operating expense.

Since employee profit sharing is calculated based on taxable income after certain adjustments and is subject to the future consequences of temporary differences in the same manner as income taxes, deferred employee profit sharing, which is not recorded under Mexican GAAP, must be included in the reconciliation of Mexican to U.S. GAAP.

The tax effect of temporary differences that generated deferred tax liabilities (assets) under SFAS No. 109 are as follows:

	2002				2001
	Income Taxes		Profit Sharing		Income Taxes		Profit Sharing
Current-
Inventories	Ps.	106,767	Ps.	31,402	Ps.	119,438	Ps.	34,125
Non-deductible reserves	(118,584)		(34,878)		(112,457)		(32,131)
Unrealized exchange gain (loss)	—		11,654		—		527
	(11,817)		8,178		6,981		2,521
Long-term-
Property, plant and equipment	1,090,923		524,371		1,226,331		532,916
Deferred charges	548,137		161,217		435,729		124,493
Tax loss carryforwards	(1,158,891)		—		(1,193,036)		—
Asset taxes	(411,406)		—		(411,273)		(11,483)
Accumulated pension plan cost	(70,743)		(20,807)		—		—
	(1,980)		664,781		57,751		645,926
Valuation allowance for tax loss carryforwards and asset taxes	744,157		—		1,604,309		—
	742,177		644,781		1,662,060		645,926
Total	Ps.	730,360	Ps.	672,959	Ps.	1,669,041	Ps.	648,447

For U.S. GAAP purposes, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The components of the income tax and profit sharing expense for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002		2001		2000

Deferred-
Income taxes	833,341		(93,773)		576,200
Profit sharing	26,098		11,498		84,257
	894,439		(82,275)		660,458
Change in valuation allowance-
Income taxes	(860,152)		957,710		226,306

	Ps.	34,287	Ps.	875,435	Ps.	886,764

Goodwill

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (“SFAS”) SFAS No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually and written-down with a charge to operations when the carrying amount exceeds the estimated fair value.  The cost of intangible assets with determinable useful lives continues to be amortized over the useful lives of the assets. In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test and found no impairment and reviewed the classification of its intangible assets.  The most recent test, which was conducted in December 2002, revealed no impairment of goodwill.

A reconciliation of previously reported U.S. GAAP – basis net (loss) income to the amounts adjusted to exclude goodwill, net of the related income tax effect, is as follows:

	2002		2001		2000

Reported majority net (loss) income	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Add: Goodwill amortization, net of tax	—		20,755		20,755
Adjusted majority net (loss) income	Ps.	23,603	Ps.	(1,024,002)	Ps.	(612,532)

Basic and diluted U.S. GAAP per share amounts are as follows:

	2002		2001		2000

Reported net (loss) income	Ps.	0.12	Ps.	(5.17)	Ps.	(3.13)
Add: Goodwill amortization, net of tax	—		0.10		0.10
Adjusted net (loss) income	Ps.	0.12	Ps.	(5.07)	Ps.	(3.03)

The changes in the carrying amount of goodwill for the years ended December 31, 2002, 2001 and 2000 are as follows:

Balance as of January 1, 2000	Ps.	165,840
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2000	145,085
Goodwill acquired	—
Amortization	(20,755)
Balance as of December 31, 2001	124,330
Goodwill acquired	—
Balance as of December 31, 2002	Ps.	124,330

Under Mexican GAAP, goodwill continues to be amortized over its estimated useful life.

Cost of pension plans and other employee benefits

The Company has prepared a study of pension costs under Mexican GAAP (see Notes 4 and 9). Under Mexican GAAP, the requirement to record liabilities for employee benefits using actuarial computations is substantially the same as required by SFAS No. 87, “Employers’ Accounting for Pensions”, except for the initial year of application, which generates a difference in unamortized prior service costs and in the amortization expense.

The Company provides health care benefits for the retired and active employees as well as their family members through a subsidiary of Mexcananea (Hospital del Ronquillo, S. de R.L. de C.V.).

The Company applies SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, which requires additional disclosures.  Although the Company’s measurement or recognition of pensions and postretirement benefit obligations does not change under SFAS No. 132, the following additional disclosure regarding such plans are required.

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Change in projected benefit obligation
Benefit obligation at beginning of year	Ps.	121,095	Ps.	130,190	Ps.	491,133	Ps.	412,291
Service cost	7,291		6,851		4,448		3,888
Interest cost	3,200		3,015		22,371		19,805
Actuarial loss (gain), net	827		(6,793)		2,651		87,567
Benefits paid	(11,768)		(12,168)		(21,521)		(32,418)
Benefit obligation at end of year

Ps.

120,645

Ps.

121,095

Ps.

499,082

Ps.

491,133

	Pension Benefits				Other Postretirement Benefits
	2002		2001		2002		2001
Reconciliation of funded status

Funded status	Ps.	121,093	Ps.	121,095	Ps.	499,082	Ps.	491,133
Unrecognized net actuarial loss	(21,436)		(21,603)		(115,027)		(116,024)
Unrecognized transition asset, net	(4,227)		(4,754)		(294,719)		(309,455)
Unrecognized prior service costs	(45,559)		(45,559)		—		—
Additional minimum liability	69,067		68,999		—		—
Accrued benefit cost, net, under U.S. GAAP	118,937		118,178		89,336		65,654
Accrued benefit cost, net, under Mexican GAAP	118,730		118,443		89,336		65,654
Additional benefit (cost) that must be recognized under U.S. GAAP

Ps.

Ps.

(265

)

Ps.

—

Ps.

—

	Pension Benefits						Other Postretirement Benefits
	2002		2001		2000		2002		2001		2000
Components of net periodic benefit cost
Service cost	Ps.	7,751	Ps.	6,851	Ps.	6,383	Ps.	4,702	Ps.	3,888	Ps.	4,662
Interest cost	3,405		3,015		11,160		23,647		19,804		2,014
Amortization of transition obligations, net	1,472		556		339		18,081		14,736		491
Recognized net actuarial loss	—		(21)		2,985		—		—		1,190
Inflation adjustment	—						—		—
Net periodic benefit cost under U.S. GAAP	12,629		10,401		20,867		46,430		38,428		8,357
Net periodic benefit cost under Mexican GAAP	17,636		15,578		14,942		46,430		38,428		9,581
Additional benefit (cost) that must be recognized under U.S. GAAP	Ps.	(5,007)	Ps.	(5,177)	Ps.	5,925	Ps.	—	Ps.	—	Ps.	(1,224)

Weighted-average assumptions as of December 31,	2002	2001	2000

Discount rate	5.00%	5.00%	5.00%
Rate of compensation increase	1.50%	1.50%	1.50%
Medical expenses increase rate	1.30%	1.30%	1.30%

A one-percentage-point change in assumed other benefit cost trend rates for the postretirement benefit plan would have the following effects:

	1% Point Increase		1% Point Decrease

Effect on total of service and interest cost components	Ps.	34,348	Ps.	26,822
Effect on the post-retirement benefit obligation	Ps.	556,906	Ps.	445,724

As of December 31, 2002 and 2001 the accumulated benefit obligation amounted to Ps.173,351 and Ps.145,730.

Capitalized interest

Under Mexican GAAP, a company is not required to, but may, capitalize interest incurred on assets under construction. The amount to be capitalized in Mexico is based upon the “comprehensive financial cost” (i.e., the net of the sum of interest expense, foreign exchange gains and losses and the gain or loss from monetary position).  The Company has elected not to capitalize any comprehensive financial costs under Mexican GAAP.

Under U.S. GAAP, interest expense on all debt, and net of the gain on monetary position applicable to Mexican peso denominated debt, must be considered an additional cost of constructed assets and is depreciated over the lives of the related assets. Exchange gains and losses on foreign currency-denominated debt may not be capitalized.

Employee profit sharing

Mexican law requires the payment to employees of 10% of the Company’s taxable income, excluding certain adjustments for inflation. These amounts are treated as compensation expense and are reflected after income tax, in the appropriate captions in the statement of operations.

Under U.S. GAAP, employee profit sharing must be reflected as an operating expense in the statements of operations.

Major customers

The Company had significant sales to three different customers in the last three years.  Sales to these customers accounted for 41%, 26% and 14% of total net sales in 2002, 74%, 19% and 3% of total net sales in 2001 and 25%, 13% and 9% of total net sales in 2000.

Segment information

The Company had net sales to customers from the following regions as follows:

	2002		2001		2000

Mexico	Ps.	2,237,576	Ps.	1,437,482	Ps.	2,099,741
United States	107,772		440,601		513,024
Latin America	—		—		17,891
Total net sales	Ps.	2,345,348	Ps.	1,878,083	Ps.	2,630,656

Start-up costs

Under U.S. GAAP, AICPA Statement of Position 98-5, “Reporting on the Costs of Start-up Activities”, requires that certain costs such as organization, training and pre-feasibility expenses incurred in the start-up phase of a project be expensed as incurred.

In accordance with Mexican GAAP, start-up costs are deferred and amortized at the commencement of operations, despite the inherent uncertainty regarding their future recoverability.  However, if the project is abandoned and the start-up costs incurred to date become unrecoverable, such costs are be expensed immediately.  Amortization of deferred costs is amortized on a straight-line basis over the term in which the benefit is expected to be realized.

Environmental liabilities

Under U.S. GAAP companies must comply with EITF 93-5, “Accounting for Environmental Liabilities”, and EITF 90-8, “Capitalization of Costs to Treat Environmental Contamination”.  These pronouncements require companies to disclose and/or accrue on a undiscounted basis any reclamation and remediation costs that are expected to be incurred. The Company has properly accrued for all known environmental matters at the balance sheet date for U.S. GAAP purposes.

Financial instruments

Under Mexican GAAP Bulletin C-2 went into effect in 2001 and requires the recognition of all derivative financial instruments on the balance sheet as either assets or liabilities.  Additionally, certain, but not all, derivative financial instruments and the related hedged items must be adjusted to their market value, with all such adjustments recorded in the income statement, regardless of the nature of the financial instrument.

Under U.S. GAAP, SFAS No. 133 went into effect in 2001 and requires the adjustment of all financial instruments to market value, with such adjustments recorded:

•                  In the determination of net income or loss for fair value hedges (fixed to variable )

•                  In other comprehensive income for cash flow hedges (variable to fixed)

At December 31, 2002 and 2001, the Company has not outstanding derivative financial instruments.

Reconciliation of Mexican GAAP to U.S. GAAP

Net income (loss) and stockholders’ equity, adjusted to take into account the significant differences between Mexican GAAP and U.S. GAAP, except for the comprehensive effects of price-level changes, are as follows:

	2002		2001		2000
			(As Restated)		(As Restated)
NET INCOME (LOSS):
Net income (loss) under Mexican GAAP	Ps.	26,894	Ps.	(163,925)	Ps.	133,818
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	36,811		(863,937)		(802,506)
Deferred employee profit sharing liability	(26,098)		(11,498)		(84,257)
Deferred income taxes under Mexican GAAP	(58,147)		(10,551)		99,667
Amortization of goodwill	—		(20,755)		(20,755)
Pension plan cost	5,007		5,177		(5,924)
Start-up-costs	—		(5,494)		(2,012)
Reversal of amortization of preoperating expenses	28,680		1,061		950
Effects of inflation accounting on U.S. GAAP adjustments and monetary gain on labor liabilities	10,456		25,164		47,732
	(3,291)		(880,832)		(767,105)
Net income (loss) under U.S. GAAP	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)

	2002		2001
			(As Restated)
STOCKHOLDERS’ EQUITY:
Stockholders’ equity under Mexican GAAP	Ps.	7,172,531	Ps.	7,152,686
U.S. GAAP adjustments:
Deferred income taxes under U.S. GAAP	(730,760)		(1,628,851)
Deferred employee profit sharing	(672,959)		(648,448)
Deferred income taxes under Mexican GAAP	703,431		767,349
Amortization of goodwill	124,330		124,330
Start-up-costs	(4,814)		(33,494)
Accumulated pension plan cost	(211)		(266)
	(580,983)		(1,419,380)
Stockholders’ equity under U.S. GAAP

Ps.

6,591,548

Ps.

5,733,306

The changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 are as follows:

Capital Stock	Additional Paid- in Capital (As Restated)	Retained Earnings (As Restated)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (As Restated)
Stockholders’ equity under U.S. GAAP at December 31, 1999 (as previously reported)	Ps.	8,548,102	Ps.	—	Ps.	(29,502)	Ps.	(1,208,978)	Ps.	7,309,622
Prior period adjustment - Recognition of push-down accounting	—	214,436	(41,510)	—	172,926
Stockholders’ equity under U.S. GAAP at December 31, 1999 (as restated)	8,548,102	214,436	(71,012)	(1,208,978)	7,482,548
Net loss	—	—	(633,287)	—	(633,287)
Cumulative restatement effect	—	—	—	(14,812)	(14,812)
Additional minimum, liability and restatement of accrued benefit	—	(14,236)	(14,236)
Comprehensive loss	—	—	—	—	(662,335)
Stockholders’ equity under U.S. GAAP at December 31, 2000 (as restated)	8,548,102	214,436	(704,299)	(1,238,026)	6,820,213
Net loss	—	—	(1,044,757)	—	(1,044,757)
Cumulative restatement effect	—	—	—	(28,043)	(28,043)
Additional minimum liability and restatement of accrued benefit	—	—	—	(7,021)	(7,021)
Comprehensive loss	—	—	—	—	(1,079,821)
Stockholders’ equity under U.S. GAAP at December 31, 2001 (as restated)	8,548,102	214,436	(1,749,056)	(1,273,090)	5,740,392
Net income	—	—	23,603	—	23,603
Cumulative restatement effect	—	—	—	838,687	838,687
Additional minimum liability and restatement of accrued benefit	—	—	—	(4,048)	(4,048)
Comprehensive income	—	—	—	—	858,242
Stockholders’ equity under U.S. GAAP at December 31, 2002	Ps.8,548,102	Ps.214,436	Ps.(1,725,453)	Ps.(438,451)	Ps.6,598,634

Reclassification of balance sheets and statements of operations

With regard to the consolidated balance sheets and statements of operations, the following significant captions determined under U.S. GAAP would have been as follows:

	2002		2001
			(As Restated)
Balance sheets:
Current assets	Ps.	774,049	Ps.	521,528
Total assets	Ps.	9,739,923	Ps.	9,346,578
Current liabilities	Ps.	1,537,471	Ps.	1,153,945
Total liabilities	Ps.	3,141,289	Ps.	3,606,186
Stockholders’ equity	Ps.	6,598,634	Ps.	5,740,392

	2002		2001		2000
			(As Restated)		(As Restated)
Statements of operations:
Operating income (loss)	Ps.	65,459	Ps.	(187,046)	Ps.	136,240
Income taxes	Ps.	(32,452)	Ps.	(863,937)	Ps.	802,507
Consolidated net (loss) income	Ps.	23,603	Ps.	(1,044,757)	Ps.	(633,287)
Weighted average common shares outstanding, in thousands	201,798		201,798		201,798
Net (loss) income per share under U.S. GAAP	Ps.	0.12	Ps.	(5.17)	Ps.	(3.13)

17. FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

Mexican GAAP

In December 2001, the Mexican Institute of Public Accountants (MIPA) issued the new Bulletin C-9, “ Liabilities, Provisions, Contingent Assets and Liabilities and Commitments “ (“C-9”), whose provisions are mandatory for years beginning as of January, 2003, although early application is recommended. C-9 replaces the provisions of the former Bulletins C-9 “Liabilities” and C-12, “Contingencies and Commitments”, and establishes, among others, greater accuracy in items related to provisions, accumulated obligations and contingent liabilities, and new regulations related to accounting recognition of provisions, the use of present value, and the redemption of obligations when taking place early or substituted by a new issue.

In January 2002, the MIPA issued new Bulletin C-8, “ Intangible Assets “ (“C-8”) with the same effective date and recommendation established for Bulletin C-9. C-8 replaces the former Bulletin C-8, “Intangibles”, and establishes, among others, that the development costs of a project should be capitalized if they comply with the criteria established for their recognition as assets; any preoperating costs incurred as of the date of application of this Bulletin should be recorded as a cost for the period.  The unamortized balance of capitalized preoperating costs in accordance with the former Bulletin C-8 will be amortized in accordance with the terms of such Bulletin.  To reduce as much as possible the remnant that constitutes “goodwill” in the case of business acquisitions, the intangible items to be identified and quantified are provided.

In March 2003, the MIPA issued Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, (C-15), whose application is mandatory for financial statements of periods beginning on or after January 1, 2004, although early application is encouraged. C-15 establishes, among others, new principles for the calculation and recognition of impairment losses for long-lived assets and their reversal.  It also provides examples of indicators of possible impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. The calculation of such loss requires the determination of the recoverable value, which is now defined as the greater of the net selling price of a cash-generating unit and its value in use, which is the present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows.

The Company has not fully assessed the effects of adopting these new accounting principles on its financial position and results of operations.

U.S. GAAP

During 2001, the FASB issued the initiated following guidance:

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”, which is effective for all business combinations initiated after June 30, 2001.  SFAS No. 141 requires all business combinations to be accounted for using the purchase method.  The adoption of this new standard did not have a material impact on the Company’s financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which was effective for the Company beginning in 2002.  With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life, but rather it will be subject to at least an annual assessment for impairment by applying a fair-value-based test.  Additionally, negative goodwill is recognized as an extraordinary gain at the time of the business combination.

In June 2001, the FASB issued SFAS No. 143 “Accounting for Asset Retirement Obligations”, which was effective for the Company beginning in 2003.  The Company plans to adopt this new standard in 2003.  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets and the associated asset retirement costs.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees.  This SFAS requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company is currently evaluating the effect that this new standard will have on its financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  The Company adopted this standard in 2002.  SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”.  SFAS No. 144 also expands the scope of discontinued operations to a component of an entity and eliminates the exception to consolidation for a temporarily controlled subsidiary.  The adoption of this standard did not have a material impact on the Company’s financial position and results of operations.

During 2002, the FASB issued the following guidance:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with “Exit or Disposal Activities”, which will be required to be effective for exit or disposal activities that are initiated after December 31,2002. This statement addresses financial accounting and reporting for cost associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The Company adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”).  FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee.  FIN 45 also requires additional disclosure requirements about the guarantor’s obligations under certain guarantees that it has issued.  The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002.  The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

During 2003, the FASB issued the following guidance:

In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”).  FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003.  For a variable interest held by the Company in a variable interest entity created before February 1, 2003, the Company will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company does not expect that the adoption of FIN 46 will have a material impact on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149 “Amendments of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly.  SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003.  In addition, expect as stated below, all provisions of this Statement should be applied  prospectively.  The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates.  The Company does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Company’s financial position, results of operations or cash flow.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.  SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

•                  Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets)

•                  Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets

•                  Certain financial instruments that include an obligation that  (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a “monetary value” at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer’s equity shares), or (c) varies inversely with the fair value of the equity shares, for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred to as “mezzanine” reporting) of the balance sheet.  The provisions of SFAS 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. The Company does not expect that the adoption of SFAS No. 150 will have a material impact on its financial position, results of operations or cash flows.

INDEX TO EXHIBITS

Exhibit

4(a)	Merger Agreement, dated May 28, 2003 among Minera México and Grupo Minero México (Translation from Spanish into English).

4(b)

Common Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., Bank of America N.A., as administrative agent to the bank holders, HSBC Bank USA, as shared payment agent and collateral agent, HSBC Bank, USA, as SEN collateral agent, The Bank of New York, as trustee for Grupo Mexico Export Master Trust No. 1, as SEN Trustee.

4(c)

Amended and Restated Trust Indenture, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., as issuer of the Borrower Notes, The Bank of New York, as trustee of Grupo Mexico Export Master Trust No. 1, as issuer of the Secured Notes and HSBC Bank USA, as SEN collateral agent.

4(d)

SEN Security Agreement, dated as of April 29, 2003, among Grupo Minero México, S.A. de C.V., as borrower, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as SEN Trustee, Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., as guarantors and HSBC Bank USA, as SEN collateral agent.

4(e)

U.S. Security Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., HSBC Bank USA, as shared payment agent and collateral agent, and HSBC Bank, USA, acting in its individual capacity.

4(f)

Mexican Security Trust Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Americas Mining Corporation, Minera México, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A. and México Compañía Inmobiliaria, S.A., collectively, as grantors, and GE Capital Bank, S.A., Institucion de Banca Múltiple and Capital Grupo Financiero, as trustees.

4(g)

Amended and Restated Credit Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., certain financial institutions as Bank Holders, and Bank of America N.A., as administrative agent.

4(h)	Credit Agreement dated as of February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a credit of US$21, 445,054 to finance the purchase of foreign capital goods.*

4(i)

Facility Agreement dated as of February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a facility of US$49,878,640 to finance the purchase of foreign captial goods, equipment and spare parts.**

4(j)

Down Payment Financing Agreement dated February 6, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) in relation to a loan of US$11 million to refinance the down payment portion of the purchase price paid for certain capital goods, equipment and replacements.***

4(k)

Line of Credit Agreement dated August 10, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. (as guarantors) and Banco Nacional de Comercio Exterior, S.N.C. in relation to a facility of US$50 million to finance working capital needs (Translation from Spanish into English).****

4(l)

Credit Agreement dated August 30, 2001 among Grupo Minero México, S.A. de C.V., (as borrower), Grupo México S.A. de C.V. (parent guarantor), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A., Minera México Internacional, Inc. (as subsidiary guarantors), the lending institutions that become parties to the agreement, and the Bank of Nova Scotia as administrative agent and sole lead manager in relation to a credit of US$100 million to refinance previous indebtedness and finance capital expenditures and working capital needs.*****

8.	List of subsidiaries.

12(a)	Certification of the President and General Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12(b)	Certification of the Finance Director of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
**	Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
***	Previously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
****	Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.
*****	Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.’s Annual Report on Form 20-F, filed on July 15, 2002.