Form 20-F
period 2003-12-31
MINING MEXICO
filed 2004-07-14
CIK 1057276

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003
Commission File Number 333-08430

MINERA MÉXICO, S.A. DE C.V.
(Exact name of registrant as specified in its charter)

MINING MEXICO
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Minera México, S.A. de C.V.
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

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report.
 Shares of common stock: 769,604,346 Class I Series B Shares

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
FORWARD-LOOKING STATEMENTS
PART I.
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3.	KEY INFORMATION
SELECTED FINANCIAL DATA
SELECTED OPERATING DATA
RISK FACTORS
ITEM 4.	INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
ORGANIZATIONAL STRUCTURE
BUSINESS OVERVIEW
DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT
CAPITAL EXPENDITURES
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
OPERATING RESULTS
TREND INFORMATION
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
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
INTEREST RATE RISK
FOREIGN EXCHANGE RISK
COMMODITY PRICE RISK
SENSITIVITY ANALYSIS
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II.
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15.	CONTROLS AND PROCEDURES
ITEM 16.	[RESERVED]
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B.	CODE OF ETHICS
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
PART III.
ITEM 17.	FINANCIAL STATEMENTS
ITEM 18.	FINANCIAL STATEMENTS
ITEM 19.	EXHIBITS
Annex A	Glossary of Certain Mining Terms
Annex F	Financial Statements of Minera México, S.A. de C.V.
Annex F-1	Financial Statements of Mexicana de Cobre, S.A. de C.V.
Annex F-2	Financial Statements of Mexicana de Cananea, S.A. de C.V.
Annex F-3	Financial Statements of Industrial Minera México, S.A. de C.V.
Index to Exhibits

PRESENTATION OF INFORMATION

        We are Minera México, S.A. de C.V. (formerly, Grupo Minero México, S.A. de C.V.), a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States ("México"). As part of a corporate restructuring, Grupo México, S.A. de C.V. ("Grupo México"), an entity registered pursuant to Mexican law, was reconstituted and changed its name to Minera México, S.A. de C.V. ("Minera México" or the "Company") and Grupo Minero México, S.A. de C.V. was merged into Minera México, and the Company became the mining division of Grupo México in Mexico after the restructuring. Please see Item 4. "Information on the Company—History and Development of the Company." We file an annual report on Form 20-F pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 15d-1 thereunder, because we issued the 8.25% Series A Guaranteed Senior Notes due 2008 (the "Series A Notes") and 9.25% Series B Guaranteed Senior Notes due 2028 (the "Series B Notes" and together with the Series A Notes, the "Notes"). The Notes were issued and sold pursuant to a registration statement on Form F-1 under the Securities Act of 1933, as amended (the "Act") (Commission File No. 333-08430).

        In order to enhance the transparency of our operating and financial results, we present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Minera México is a majority-owned indirect subsidiary of Grupo México and comprises substantially all the assets and liabilities of Grupo México associated with its mining operations in Mexico. For foreign exchange purposes and basis of presentation and measurement, the Company's functional currency is the U.S. dollar. Minera México maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other non-monetary assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

        In addition to our Financial Statements, also included herein are audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, together with notes thereto, for each of Mexicana de Cobre, S.A. de C.V., our 95.74%-owned subsidiary ("Mexcobre"), Mexicana de Cananea, S.A. de C.V., our 98.49%-owned subsidiary ("Mexcananea") and Industrial Minera México, S.A. de C.V., our 100.0%-owned subsidiary ("Immsa"). Mexcobre, Mexcananea, Immsa and two of our other subsidiaries have guaranteed, jointly and severally, the Notes, the securities in respect of which this Annual Report on Form 20-F has been filed. The financial statements of Mexcobre, Mexcananea and Immsa are set forth herein at Annex F-1, Annex F-2 and Annex F-3, respectively.

        References in this Annual Report to "U.S. dollars" or "$" are to the lawful currency of the United States of America. References in this Annual Report to "pesos" or "Ps." are to the lawful currency of Mexico.

        Unless otherwise indicated, all references herein to volumes of ore, concentrates and other metal products are expressed in metric tons. One metric ton equals approximately 2,204.62 pounds.

FORWARD-LOOKING STATEMENTS

        In this document we may from time to time make forward-looking statements. In the future, we may also make such forward-looking statements in our periodic reports to the Securities and Exchange Commission (the "SEC") on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by any of our officers, directors or employees to analysts, institutional investors, representatives of the media and others. These statements appear in a number of places in this Annual Report and include statements regarding our current intent, belief or expectations or those of our officers with respect to trends affecting our financial condition or results of operations. When used in this Annual Report, the words "anticipate", "believe," "estimate," "expect," "intend," "plan," "project" and similar expressions, as they relate to us or our management are intended to identify such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Annual Report, including, without limitation, the information under Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects", identifies important factors that could cause such differences. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

        The selected historical data presented below as of and for the five years ended December 31, 2003, includes certain information that has been derived from our consolidated financial statements, including the Financial Statements included elsewhere in this Annual Report. This information should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements, including the notes thereto, and Item 5. "Operating and Financial Review and Prospects."

        We present our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Minera México is a majority-owned indirect subsidiary of Grupo México, an entity registered pursuant to Mexican law. Minera México comprises substantially all the assets and liabilities of Grupo México associated with its mining operations in Mexico. For foreign exchange purposes and basis of presentation and measurement, the Company's functional currency is the U.S. dollar. Minera México maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other non-monetary assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

        For purposes of this Annual Report on Form 20-F, we have restated the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001 previously reported by our predecessor, Grupo Minero México, S.A. de C.V., to give effect to the identification of the U.S. dollar as the functional currency. The effect of the restatement is further discussed in Note 18 to our audited consolidated financial statements.

	As of and for the year ended December 31,
	1999		2000	2001	2002		2003(1)
	(millions of U.S. dollars, except ratios and per share data)
Consolidated Statement of Operations:
Net sales	$1,689.7		$1,128.0	$901.5	$723.8		$781.6
Operating costs and expenses(2)	1,522.4		998.9	894.6	708.1		691.6
Operating income	167.3		129.1	6.9	15.7		90.0
Income (loss) before extraordinary gain	59.9		(75.6)	(154.3)	84.4		(35.2)
Extraordinary gain, net of tax	2.2		1.2	—	—		—
Net income (loss)	62.1		(74.4)	(154.3)	84.4		(35.2)
Per Share amounts:
Earnings (loss) per share	0.10		(0.12)	(0.23)	0.13		(0.05)
Number of outstanding shares	630,000		659,463	659,463	659,463		769,604
Consolidated Balance Sheets:
Total assets	7,329.6	(3)	2,682.3	2,667.6	2,666.8		2,564.5
Cash and cash equivalents	94.6		25.2	47.6 (4)	115.6	(4)	56.1
Total debt	3,286.8		1,361.9	1,335.9	1,322.2		1,322.2
Stockholders' equity	1,810.7		710.5 (5)	542.4	640.1		707.9

Consolidated Statement of Cash Flows:
Cash provided from operating activities	369.4		76.7	160.3	86.4	(90.2)
Capital expenditures	918.8	(6)	144.8	127.7	43.2	54.6
Depreciation, amortization and depletion	141.9		83.3	89.6	89.8	103.5
Dividends paid	30.5		—	—	—	—
Capital Stock:
Weighted average of shares outstanding	634,035		630,292	659,463	659,463	738,717
Book value per share	2.85		1.13	0.82	0.97	0.96
BV/E ratio	28.5		(9.4)	(356.5)	746.2	(242.5)
Financial Ratios:
Current assets to current liabilities	1.51		0.91	1.11	1.26	1.45
Debt as % of capitalization(7)	64.5		65.7	71.1	67.4	65.1
Employees (at year end)	12,279		11,344	10,594	9,139	9,147

(1)
At the general Extraordinary Stockholders' Meeting held on May 28, 2003, the stockholders agreed to merge Grupo Minero México, S.A. de C.V. ("GMM"), a wholly-owned subsidiary, into Minera México. As the companies were under common control, the merger was accounted for in a manner similar to a pooling-of-interests based on the accounting values of each of the combining entities included in the accounting records of Grupo México. The merger became effective as of October 1, 2003; as a result Minera México acquired all the assets, liabilities and capital of the merged company, which ceased to exist as a legal entity.

(2)
Includes a provision for workers' participation for 1999, 2000, 2001, 2002 and 2003 of $33.4 million, $26.8 million, $6.5 million, $9.6 million and $2.3 million, respectively. Workers' participation is required under Mexican law and is calculated at 10% of the pre-tax earnings.

(3)
The consolidated financial statements as of December 31, 1999, reflect (in addition) the results of Asarco's operations for the period from November 18 through December 31, 1999, and also of Grupo Ferroviario Mexicano's (74% owned) operations for the year 1999.

(4)
As a result of the significant decline in the price of metals we produce, we were not in compliance with certain debt covenants during 2001 and 2002 and were in default on certain payment obligations. As a result, holders of our secured export notes retained export sales in collateral accounts in the amounts of $41.3 million in 2001 and $88.0 million in 2002.

(5)
As part of a corporate restructuring, the Company's predecessor, Grupo México, S.A. de C.V., changed its name to Minera México, S.A. de C.V. and the Company became the mining division of Grupo México in Mexico after the restructuring. Please see Item 4. "Information on the Company—History and Development of the Company." This figure represents the carrying value of the net assets transferred in connection with the corporate restructuring.

(6)
Includes the purchase of Asarco shares for $514.9 million, less Asarco's cash and marketable securities, at the date of purchase of $229.3 million.

(7)
Debt as % of capitalization is the ratio of total debt to total debt plus stockholder's equity.

SELECTED OPERATING DATA

        The following tables present our selected production and other operating data on a consolidated basis and that of the Mexcobre, Immsa and Cananea Units (as such terms are defined under Item 4. "Information on the Company—Organizational Structure"). Our selected operating data presented on a consolidated basis eliminate intercompany sales and include metal contained in concentrates produced from our own mines and copper cathodes produced by the Cananea and Mexcobre Units. The data for each of our operating units include production sold to the other operating units.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(volumes in metric tons, unless otherwise indicated)
Minera México
Copper production:
Metric tons	314,633	313,626	306,341	267,532	291,259
Thousands of pounds	693,646	691,426	675,365	589,806	642,115
Zinc production:
Metric tons	167,283	167,798	149,252	135,442	128,760
Thousands of pounds	368,795	369,931	329,044	298,598	283,867
Lead production:
Metric tons	34,716	29,230	28,991	23,800	20,884
Thousands of pounds	76,536	64,441	63,914	52,470	46,041
Silver production:
Metric tons	519	528	510	450	426
Thousands of ounces	16,673	16,986	16,407	14,462	13,691
Gold production:
Kilograms	878	846	741	632	731
Thousands of ounces	28	27	24	20	23
Mexcobre Unit
Material moved (metric tons in thousands)	81,931	84,175	84,204	62,592	73,916
Ore milled (metric tons in thousands)	33,439	33,308	32,762	21,750	27,327
Ore grade (average % copper for period)	0.54	0.49	0.53	0.54	0.51
Leach ore (metric tons in thousands)	17,814	17,099	24,428	25,531	28,996
Waste (metric tons in thousands)	30,679	33,768	27,014	15,311	17,594
Stripping ratio(1)	1.45	1.53	1.57	1.88	1.70
Concentrate production:
Copper	505,988	462,196	503,834	333,885	410,476
Molybdenum	13,839	12,009	9,579	5,944	6,107
Metal contained in concentrate production:
Copper	152,860	136,680	140,760	91,925	107,236
Silver	66	63	59	44	57
Gold (kilograms)	141	138	163	132	202
Molybdenum	7,961	6,886	5,518	3,428	3,501
Smelter(2) and SX-EW production:(3)
Copper anodes	343,919	295,533	317,133	239,031	199,033
Copper cathodes	22,224	21,772	20,609	19,295	21,470
Sulfuric acid	1,009,000	857,300	965,850	703,801	603,300
Refinery production:(4)
Copper cathodes	274,990	244,153	257,495	199,905	163,967
Refined silver	66	244	206	212	136
Refined gold (kilograms)	379	1,312	1,177	742	594
Rod plant production:
Copper rod	98,615	130,611	129,562	97,485	53,822

	Year ended December 31,
	1999	2000	2001	2002	2003
	(volumes in metric tons, unless otherwise indicated)
Immsa Unit
Ore milled (metric tons in thousands)	6,284	5,900	5,717	4,604	4,279
Concentrate production:
Zinc	317,522	314,457	276,996	249,619	236,421
Copper	111,705	107,208	99,428	87,877	84,206
Lead	65,623	55,370	52,233	43,870	40,211
Metal contained in concentrate production:
Zinc	167,283	167,798	149,252	135,442	128,760
Copper	26,210	23,935	22,822	19,630	18,932
Silver	423	425	421	381	335
Gold (kilograms)	406	332	278	266	217
Lead	34,716	29,230	28,991	23,800	20,884
San Luis Potosi — zinc refinery production:
Refined zinc	99,576	105,879	107,005	92,012	101,069
Cadmium	541	606	696	587	683
San Luis Potosi—copper smelter production:
Copper blister	30,798	31,239	30,664	24,381	23,548
Arsenic trioxide	2,419	2,523	2,380	1,947	1,728
Refinery production:(5)
Refined silver	223	161	178	157	130
Refined gold (kilograms)	725	212	164	155	132
Refined lead	26,937	27,904	30,430	17,659	19,442
Nueva Rosita facilities production:
Coal	200,292	1,677,241	1,776,529	1,050,296	403,761
Coke	93,830	86,957	88,339	83,456	76,645
Cananea Unit
Material moved (metric tons in thousands)	84,477	103,475	94,551	88,435	75,692
Ore milled (metric tons in thousands)	20,955	23,371	20,507	19,026	20,314
Ore grade (average % copper for period)	0.50	0.52	0.50	0.57	0.58
Leach ore (metric tons in thousands)	22,147	30,671	33,774	31,876	26,793
Waste (metric tons in thousands)	41,375	49,433	40,270	37,533	28,585
Stripping ratio(1)	3.03	3.43	3.61	3.65	2.73
Copper concentrate production	329,302	379,640	314,354	323,351	337,922
Metal contained in concentrate production:
Copper	84,610	97,451	82,198	86,641	94,103
Silver	30	40	31	25	33
Gold (kilograms)	331	376	300	234	312
SX-EW(3) production:
Copper cathodes	28,729	33,788	39,952	50,041	49,518

(1)
Stripping ratio is waste plus leaching ore divided by ore mined in the material moved in an open-pit operation.

(2)
Smelter capacity was increased to 300,000 tons per year in June 1999 with the addition of a new shaft furnace at the La Caridad smelter.

(3)
Production at the Mexcobre and Cananea SX-EW facilities includes the production of copper from leaching materials.

(4)
The precious metals refinery at La Caridad commenced operations in July 1999.

(5)
Includes refining operations with third parties.

RISK FACTORS

        We are subject to various changing competitive, economic, political and social risks and conditions which are described below.

Certain Factors Relating to Our Business

Fluctuations in the market price of the metals we produce may significantly affect our financial performance.

        Our financial performance is significantly affected by the market prices of the metals that we produce and, in particular, market prices of copper, zinc and silver. These prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, expectation of inflation, actions of commodity market participants, consumption and demand patterns, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities. For information on copper, zinc and silver prices for each of the years in the five-year period ended December 31, 2003, see Item 4. "Information on the Company—Business Overview—Metals Prices."

        Our results were adversely affected in 2001 and 2002 by decreases in copper prices. Copper prices averaged $0.81 per pound during 2003, as compared to an average of $0.72 per pound during 2002 and $0.73 per pound during 2001. The price of copper was $1.04 per pound on December 31, 2003, and the lowest price of copper during 2003 was $0.71 per pound on April 3, 2003. The price of copper was $1.21 per pound on June 25, 2004. Copper prices rebounded slightly during 2003 and the first quarter of 2004. In the event of a substantial and sustained decline in the price of copper, negative trends in operating results may occur, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Commodity Prices;—Summary of Prices, Volumes Sold and Net Sales."

Despite our financial restructuring, our financial condition and liquidity may not improve.

        Under pressure due to low metals prices and the resulting drop in liquidity, we restructured our debt in 2003 because of our failure to make scheduled payments and our noncompliance with certain financial covenants contained in our credit agreements. This restructured indebtedness imposes financial and other restrictions on us and our subsidiaries, including limitations on the incurrence of additional debt and liens and on our ability to dispose of assets. These restrictions may reduce our flexibility in responding to changing business or economic conditions. In addition, this restructured indebtedness is secured by substantially all of our assets, including our concession rights. Failure by us to comply with the provisions of the restructured indebtedness will give the relevant lenders the right to retain the proceeds of the collateral, to declare the indebtedness to be in default, to accelerate the maturity of the indebtedness or to take other enforcement action against us. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources." Any such enforcement action would have an adverse effect on our financial position. We continue to be exposed to the other risks enumerated in these "Risk Factors" even after the restructuring. There can be no assurance that we will be able to comply with the terms of our indebtedness or that we will not be in payment default in the future.

We may be adversely affected by the imposition of more stringent environmental regulations that would require us to spend additional funds.

        The mining and processing industries in Mexico are subject to federal and state laws and regulations (including certain industry technical standards) governing protection and remediation of the environment, mining operations, occupational health and safety and other matters. Mexican environmental regulations have become increasingly stringent over the last decade. This trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement ("NAFTA"). Accordingly, although we believe that all of our facilities are in material compliance with currently applicable environmental, mining and other laws and regulations, there can be no assurance that more stringent enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have an adverse effect on our business, properties, results of operations, financial condition or prospects. See Item 4. "Information on the Company—Business Overview—Environmental and Other Regulations."

Our actual reserves may not conform to current expectations.

        The proven and probable ore reserve data included in this Annual Report are estimates based on standard evaluation methods generally used in the international mining industry. Reserve estimates may require revision based on actual production experience. There can be no assurance that actual reserves will conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Lower market prices, increased production costs, reduced recovery rates, short-term operating factors and other factors may render proven and probable reserves uneconomic to exploit and may result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations. See Item 4. "Information on the Company—Description of Property, Plant and Equipment—Reserves."

Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

        Metals exploration is highly speculative in nature, involves many risks and frequently is unsuccessful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. As a result of the foregoing uncertainties, no assurance can be given that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves. See Item 4. "Information on the Company—Description of Property, Plant and Equipment—Exploration."

        Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Such estimates are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual over expected prices may mean reserves, once found, will be uneconomical to produce. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.

New development activities require substantial capital expenditures.

        New development activities require substantial capital expenditures for the extraction, production and processing stages and for machinery, equipment and experienced personnel. There can be no assurance that the Company will generate sufficient cash flow and/or that it will have access to sufficient external sources of funds in the form of outside investment or loans to continue development activities at the same or higher levels than in the past.

Our insurance coverage may be insufficient to cover our losses.

        The business of mining, smelting and refining copper, zinc and other metals is generally subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena such as earthquakes. Such occurrences could result in damage to, or destruction of, mining operations resulting in monetary losses and possible legal liability. We maintain insurance against these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to us or to other companies within the industry.

We are uncertain as to the termination and renewal of our concessions.

        Under Mexican law, mineral resources belong to the Mexican state and a concession from the Mexican federal government is required to explore for or exploit mineral reserves. Our mineral rights derive from concessions granted by the Secretaría de Economía, formerly known as Secretaría de Comercio y Fomento Industrial (the "Secretary of Economy") pursuant to the Ley Minera (the "Mining Law") and regulations thereunder.

        Mining concessions may be terminated if the obligations of the concessionaire are not satisfied. A concessionaire of a mining concession is obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, and to provide information to the Secretary of Economy and permit inspections by the Secretary of Economy. See Item 4. "Information on the Company—Description of Property, Plants and Equipment—Mining Concessions and Properties."

Changes in the level of industrial and consumer users' demand for our metal products may adversely affect our product sales revenues.

        The level of our product sales revenues is dependent on the level of industrial and consumer users' demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that such changes increase or decrease the need for our metal products. Technological developments in industries as diverse as fiber optics (in which communications network links are fabricated from glass fiber rather than copper wire) and digital photography (which employs memory chips in lieu of traditional film that relies on developing techniques using silver) may affect overall levels of demand for certain metals.

Certain Factors Relating to Mexico and Elsewhere May Adversely Affect Our Business, Results of Operations and Financial Condition

Mexican economic and political conditions may have an adverse impact on our business.

        In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deterioration in economic conditions, characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. A recent economic crisis occurred in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso. There can be no assurance that such conditions will not recur or that such conditions will not have a material adverse effect on our financial condition and results of operations.

        The annual inflation rate in Mexico was 12.8% in 1999, 9.0% in 2000, 4.4% in 2001, 5.7% in 2002 and 4.0% in 2003. The Mexican government has publicly announced that it does not expect inflation to exceed 3.0% in 2004. Interest rates on 28-day Cetes or Mexican treasury bills were an average of

16.25% per annum in 1999, 15.24% per annum in 2000, 11.26% per annum in 2001, 7.09% per annum in 2002 and 6.24% per annum in 2003. On June 24, 2004, the 28-day Cetes rate was 5.99% per annum. Mexico's gross domestic product increased at an annual rate of 3.7% in 1999 and 6.9% in 2000, decreased 0.3% in 2001 and increased .09% in 2002 and 1.3% in 2003. Gross domestic product decreased at an annualized rate of 3.7% in the first three months of 2004. International reserves were $30.7 billion at December 31, 1999, $33.6 billion at December 31, 2000, $40.9 billion at December 31, 2001, $48.0 billion at December 31, 2002, $57.4 billion at December 31, 2003 and $58.4 billion at June 25, 2004.

        On July 2, 2000, Vicente Fox of the Partido Accion Nacional or PAN was elected president. Although his election ended more than 70 years of presidential rule by the Partido Revolucionario Institucional or PRI, neither the PAN nor the PRI succeeded in securing a majority in the Mexican congress. The resulting legislative gridlock has impeded the progress of reforms in Mexico, which could adversely affect economic conditions in Mexico or our results of operations. Furthermore, economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives, and there can be no assurance that these and other economic plans of the Mexican government will achieve their stated goals. Future Mexican governmental actions could have an adverse effect on market conditions, prices and returns on Mexican securities (including our securities) and Mexican companies (including us, our business, results of operations, financial condition, ability to obtain financing and prospects).

Inflation, restrictive exchange control policies and devaluation of the peso may adversely affect our financial condition and results of operations.

        The inflation rate in Mexico, as measured by the NCPI, was 12.3% in 1999, 9.0% in 2000, 4.4% in 2001, 5.7% in 2002 and 4.0% in 2003. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso declined by 4.2% in 1999 and 0.81% in 2000, appreciated by 4.48% in 2001 and declined by 12.47% in 2002 and 8.44% in 2003.

        Although all of our sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 74% in 2003) is denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, our net income is adversely affected.

        We recorded net remeasurement gain of $19.7 million in 2003. The peso has been subject to significant devaluation in the past and has caused us to suffer net remeasurement losses. There can be no assurance that such devaluation will not occur in the future or that it will not result in net remeasurement losses for us. See Item 11. "Quantitative and Qualitative Disclosure about Market Risk—Foreign Exchange Risk."

        The Mexican government has instituted restrictive exchange control policies in the past due to then-current account balance of payment deficits and shortages in foreign exchange reserves. In the event of renewed shortages of foreign currency, no assurance can be given that the Mexican government will not institute restrictive exchange control policies in the future. The imposition of such policies in the future could impair our ability to obtain imported goods and to meet our U.S. dollar-denominated obligations (including our Notes) and could have an adverse effect on our business and financial condition.

Developments in other emerging market countries and in the United States may adversely affect the market price of the Notes.

        The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In the past, economic crises in Asia, Russia, Brazil and other emerging market countries adversely affected the Mexican economy.

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

You may be unable to enforce judgments against us in Mexican courts.

        We are a Mexican corporation (sociedad anónima de capital variable). Our directors and executive officers are residents of Mexico, and a significant portion of the assets of our directors and executive officers, and our assets, are located in Mexico. You may experience difficulty in effecting service of process upon our company or our directors and executive officers in the United States, or, more generally, outside of Mexico, and in enforcing civil judgments of non-Mexican courts in Mexico, including judgments predicated on civil liability under U.S. federal securities laws, against us, or our directors and executive officers. We have been advised by Mexican counsel that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely on U.S. federal securities laws.

Certain Factors Relating to the Notes

Our ability to repay the Notes is dependent on cash flows from our subsidiaries.

        In repaying the Notes, we will rely on cash flows from our subsidiaries. See Item 4. "Information on the Company—Organizational Structure" and Item 5. "Operating and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources." The ability of our subsidiaries to make payments with respect to advances from us or to advance funds to us will be affected by the obligations of the subsidiaries to their creditors, and claims of the holders of the Notes against the cash flows and assets of our subsidiaries other than the subsidiaries which are guarantors of the Notes (the "Guarantors") will be effectively subordinated to claims of such creditors. At December 31, 2003, approximately 99% of our consolidated stockholders' equity was in these non-Guarantor subsidiaries. The ability of our subsidiaries to pay dividends will be subject to applicable provisions of Mexican corporate law, the by-laws of each subsidiary and applicable contractual restrictions. The Guarantors will be subject to similar limitations on the ability of their respective subsidiaries to make payments to them.

We may not have sufficient assets to satisfy claims with respect to any guarantee of the Notes that is held to be unenforceable.

        To the extent that the guarantees with respect to the Notes (the "Guarantees") are valid and enforceable in accordance with the laws of the State of New York and the United States (subject to bankruptcy, insolvency and other circumstances in which such enforceability may be limited), the laws of Mexico do not prevent the Guarantees from being valid, binding and enforceable against the Guarantors in accordance with their terms. In the event that U.S. federal or state fraudulent conveyance or similar laws are applied to the issuance of a Guarantee, if any Guarantor, at the time it incurred such Guarantee, (a)(i) was or is insolvent or rendered insolvent by reason of such incurrence, (ii) was or is engaged in a business or transaction for which the assets remaining with such Guarantor constituted unreasonably small capital or (iii) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature and (b) received or receives less than reasonably equivalent value or fair consideration, the obligations of such Guarantor under its Guarantee could be avoided, or claims in respect of such Guarantee could be subordinated to all other debts of such Guarantor. Among other things, a legal challenge to a Guarantee on fraudulent conveyance grounds may focus on benefits, if any, realized by such Guarantor as a result of our issuance of the Notes. To the extent that any Guarantee were held to be a fraudulent conveyance or unenforceable for any other reason, the holders of the Notes would cease to have any claim in respect of the Guarantor issuing such Guarantee and would have a claim solely with respect to any Guarantors whose Guarantees were not avoided or held unenforceable. There can be no assurance that, upon the insolvency of a Guarantor and after providing for all prior claims, there would be sufficient assets to satisfy the claims of the holders of the Notes relating to any avoided portion of a Guarantee. See Item 4. "Information on the Company—Organizational Structure."

There is no public market for the Notes.

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

We may not have sufficient resources to satisfy our obligation to repurchase the Notes upon a change of control.

        The Indenture under which the Notes were issued provides that upon the occurrence of a Change of Control (as defined below), we will be required to offer to any holder of the Notes to repurchase any and all of the Notes at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In general, a Change of Control will be deemed to have occurred when (i) Grupo México and its controlling shareholders beneficially own (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly, in the aggregate less than 51% of our Voting Stock or (ii) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) other than Grupo México or its controlling shareholders shall have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of our Board of Directors. We do not have the ability under the Indenture to waive or otherwise unilaterally amend our obligation to repurchase the Notes upon the occurrence of a Change of Control. There can be no assurance that we would have sufficient resources to repurchase the Notes upon a Change of Control if required to do so under the terms of the Indenture. Our failure to repurchase the Notes in such event could result in an Event of Default under the Indenture.

Payment on the Notes in pesos under some circumstances may have unfavorable consequences.

        We will be required to make payments of amounts owed on the Notes in U.S. dollars. Under the Ley Monetaria de los Estados Unidos Mexicanos (the Mexican Monetary Law), however, obligations to make payments in Mexico in foreign currency, whether by a judgment or otherwise, may be discharged in pesos at the rate of exchange for pesos prevailing at the time and place of payment. Accordingly, since the Notes are payable outside Mexico, we will be legally entitled to make payment of amounts due on the Notes in pesos if payment of the Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments due on the Notes in pesos under such circumstances in accordance with the Mexican Monetary Law, there can be no assurance that the amounts so paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the Notes. We have agreed under the Indenture to indemnify the holder of any Note for the difference between the U.S. dollar amount expressed to be due to the recipient under such Note and the U.S. dollar amount that the recipient is able to purchase with the amount received or recovered in that other currency (in this case, pesos) on the date of that receipt or recovery.

ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Organization

        We are Minera México, S.A. de C.V. (formerly, Grupo Minero México, S.A. de C.V.), a Mexican corporation with variable capital (sociedad anónima de capital variable), organized under the laws of Mexico and incorporated in Mexico in 1994 with a duration of 99 years. Our registered office is located at Avenida Baja California No. 200, Roma Sur, México, D.F., C.P. 06760, and our telephone number is 52-55-5080-0050.

Historical Background

        Our origins can be traced to the early 1900s when the American Smelting and Refining Company, which later changed its name to Asarco Incorporated ("Asarco"), expanded its mining operations into Mexico. In 1978, the Larrea family acquired a majority ownership of Asarco Mexicana, a predecessor corporation. In 1978, Grupo Industrial Minera México, S.A. de C.V. ("GIMMSA") was formed in order to become our holding company.

        In December 2000, the former Grupo México underwent a restructuring designed to (i) create a structure that would allow for the globalization of its mining division, which operates in Mexico, Peru and the United States, (ii) reduce the "country risk" cost associated with financing, (iii) improve access to the capital markets, (iv) improve share liquidity, (v) maintain the tax consolidation previously experienced by the former Grupo México, (vi) separate the railway business and new infrastructure projects from the internationalized mining division and (vii) allow for the acquisition of mining companies through a non-Mexican vehicle while maintaining tax consolidation in Mexico. As part of the corporate restructuring, on September 2, 1999, Nueva G. México, S.A. de C.V. ("Nueva G. México") was incorporated, and after exchanging shares with the shareholders of the former Grupo México, became the ultimate parent company and, as of December 1, 2000, changed its name from Nueva G. México to Grupo México, S.A. de C.V. ("Grupo México"). In turn, former Grupo México changed its name to Minera México, S.A. de C.V. ("Minera México") and the Company became the mining division of Grupo México in Mexico.

        Mexicana de Cobre, S.A. de C.V. ("Mexcobre"), our subsidiary, was established in 1968 pursuant to a concession from the Mexican authorities to explore the La Caridad property. In November 1988, we acquired 91% of the shares of Mexcobre through a public auction for a purchase price of approximately $680 million.

        The Cananea mine is the oldest continuously operating copper mine in North America, with operations tracing back to 1899. In 1990, Mexcobre acquired a controlling interest in the Cananea mine and processing facilities through a public auction.

ORGANIZATIONAL STRUCTURE

        We are a majority-owned indirect subsidiary of Grupo México, S.A. de C.V. We are also a holding company and all of our operations are conducted through the following subsidiaries that are grouped into (a) Mexicana de Cobre, S.A. de C.V. ("Mexcobre," and together with its subsidiaries, the "Mexcobre Unit"), (b) Industrial Minera México, S.A. de C.V. ("Immsa") and Minerales Metálicos del Norte, S.A. ("Mimenosa," and together with Immsa and its subsidiaries, the "Immsa Unit") and (c) Mexicana de Cananea, S.A. de C.V. ("Mexcananea," and together with its subsidiaries, the "Cananea Unit").

        On May 28, 2003, Grupo Minero México and we held a general Extraordinary Stockholders' Meeting approving our merger with and into Minera México. The merger between Grupo Minero

México and us was effective on October 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.

        The table set forth below lists our subsidiaries, their jurisdiction of organization and the percentage of voting stock owned by us.

Name of Subsidiary	Jurisdiction	Percentage of Voting Stock Owned by us
Mexicana de Cobre, S.A. de C.V.	Mexico	95.74%
Mexicana de Cananea, S.A. de C.V.	Mexico	98.49%
Industrial Minera México, S.A. de C.V.	Mexico	100.0%
Servicios de Apoyo Administrativo, S.A. de C.V.	Mexico	100.0%
México Compañía Inmobiliaria S.A.	Mexico	100.0%
Minerales y Minas Mexicanas, S.A. de C.V.	Mexico	100.0%
Minerales Metálicos del Norte, S.A.	Mexico	100.0%
Mexicana del Arco, S.A. de C.V.	Mexico	100.0%
Minera México Internacional, Inc.	U.S.A.	100.0%

        Our Mexcobre Unit, which owns and operates the mine and processing facilities at La Caridad, includes Mexcobre and its subsidiaries. The Cananea Unit, which owns and operates the mine and processing facilities at Cananea, includes Mexcananea and its subsidiaries. The Immsa Unit, which owns and operates four mining complexes, two processing facilities and a coal and coke complex, includes two operating companies (Immsa and Mimenosa). Our subsidiaries also include two exploration companies, Mexicana del Arco, S.A. de C.V. and Minerales y Minas Mexicanas, S.A. de C.V.; a services company, Servicios de Apoyo Administrativos, S.A. de C.V.; a real estate company, México Compañía Inmobiliaria, S.A.; and a U.S. sales company, Minera México, Internacional, Inc.

        Minority investors own 1.51% of the capital stock of Mexcananea and 4.26% of the capital stock of Mexcobre. Other minority interests in our subsidiaries are not material.

BUSINESS OVERVIEW

        We are Mexico's largest mining company based on consolidated net sales of $781.6 million in 2003 and total assets of $2.57 billion at December 31, 2003. We are engaged principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. Of our consolidated net sales in 2003, 66.0% was from sales of copper rod, copper cathodes and copper blister, 12.9% was from sales of zinc, 9.4% was from sales of silver and the balance was from sales of molybdenum, gold, lead and other metals and by-products and from metals trading activities. In 2003, we sold 285,272 metric tons of copper, 122,217 metric tons of zinc and 476 metric tons of silver. Export sales represented 50.4% of our net sales in 2003 and substantially all of our revenues are derived from the sale of our metals in U.S. dollar-denominated transactions. All of our mining and processing operations, as well as our extensive exploration activities, are located in Mexico. We have substantial ore reserves and believe that we are among the lowest-cost producers of copper in the world.

        We are a holding company that has no business operations other than (a) holding the capital stock of our subsidiaries, (b) holding cash and short-term investments and (c) advancing funds to, and receiving funds from, our subsidiaries engaged in operations or in providing services to other subsidiaries. Of our consolidated net sales in 2003, the Mexcobre Unit accounted for 65.1%, the Immsa Unit accounted for 18.2% and the Cananea Unit accounted for 16.7%. See "—Organizational Structure."

        The Mexcobre Unit, which was acquired from the Mexican government in 1988, and the Cananea Unit, which was acquired from the Mexican government in 1990, operate major open-pit copper mines in northwestern Mexico at La Caridad and Cananea, respectively. The Cananea copper mine is one of the largest actively mined copper ore deposits in the world.

        As of December 31, 2003, the Immsa Unit's mining operations consisted of four operating underground mines situated in central and northern Mexico, where zinc, copper, lead, silver and gold are mined, including the San Martín mine, which is the largest underground mine in Mexico, and the Charcas mine, which is the largest producer of zinc in Mexico. The Immsa Unit also operates coal mines and a coking operation to supply a portion of the energy requirements of its processing plants.

        We have metals processing facilities at each of our operating units. In recent years, we have upgraded and expanded our processing facilities to incorporate state-of-the-art technology, to integrate processing capacity in the Mexcobre and Cananea Units, and to increase vertical integration. In 1998, increasing capacity at the Mexcobre smelter allowed to us to close the antiquated Cananea smelter earlier than anticipated, and we opened a copper refinery and a copper rod plant at La Caridad. We have a precious metals refinery at La Caridad and we completed the first phase of expanding the Cananea Unit's SX-EW leaching facility in November 2001. The Immsa Unit has its own processing and refining facilities, including a cost-efficient zinc refinery and copper smelter at San Luis Potosí.

        In 2003, our annual consolidated sales increased by $57.8 million, or 8.0%, compared to annual consolidated net sales in 2002, and generated a consolidated net loss in 2003 of $35.2 million. The increase in annual consolidated net sales from the year ended December 31, 2002, to the year ended December 31, 2003, was due mainly to the increase in the metal prices of copper, zinc and silver by approximately 9.2%, 5.1% and 6.8%, respectively. The decrease in sales volumes was largely the result of a strategy adopted during the year that placed greater emphasis on cost reduction and rationalization operations. In order to successfully implement this strategy, the following steps were taken: (a) adjusting our plans for mining operations and (b) improving the efficiency of the production process in order to reduce the production cost per copper pound sold, resulting in significantly lower smelting and refining charges and reduced mineral purchases from third parties for processing at our subsidiaries' plants. These activities allowed us to obtain significant operating cost savings compared to the previous year.

        In the past, our financial results have been significantly and deleteriously affected by the decline in the market prices of the metals we produce. As a result of this situation, during 2002 and 2001, we were not in compliance with certain debt covenants and were in default under related payment obligations. We began to renegotiate the terms of our debt in the fourth quarter of 2002 and on December 4, 2002, we executed a term sheet with the holders of our secured export notes (such holders, the "SEN Holders") and the banks with which we had previously entered into credit arrangements (the "Bank Lenders"), in which the new terms and conditions of the restructured debt were agreed. On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness. The most significant of these agreements (the "Common Agreement") was executed by and among us, Minera México, S.A. de C.V., certain of our subsidiaries, as guarantors of our obligations thereunder, the SEN Holders, the Bank Lenders, HSBC Bank, as shared payment and collateral agent for the SEN Holders and the Bank Lenders, Bank of America, as administrative agent of the Bank Lenders, and The Bank of New York, as trustee of our secured export notes.

Strategy

        Minera México seeks to maximize its profitability and to strengthen its position as a major global mining company through improved productivity of its operations, increased vertical integration of its mining and processing facilities, diversification and expansion of its markets, and strategic investments and acquisitions. Minera México has managed to maintain its strategy in the face of declining metals prices as it is considered one of the lowest-cost copper producers in the market. Key elements of our strategy include the following:

Improved productivity of mining and processing operations

        We seek to further reduce our costs of production through:

          Modernization of mining and processing facilities.    We have invested more than $1.33 billion since 1992 in capital projects designed to modernize our facilities, improve productivity and improve the quality of our metals products. These investments include upgrading stripping equipment at the Cananea mine, upgrading and expanding the concentrator and smelter at La Caridad and constructing state-of-the-art copper and precious metals refineries and a copper rod plant at La Caridad, which permitted us to close the Cananea smelter in late 1998 without reducing the volume of copper produced. In addition, we have developed modern SX-EW facilities at both La Caridad and Cananea, enabling us to utilize leaching ore that otherwise would be wasted and to reduce significantly our average costs of copper production. Our SX-EW facilities, as well as our zinc refinery at San Luis Potosí, received ISO 9002 certification from the International Standards Organization in 1998. We have also invested in advanced information technology to improve production process monitoring and in communications equipment to link our geographically diverse operations. At the Cananea Unit, we completed the first phase of our expansion of the SX-EW facility in November 2001 in an effort to increase production of value-added products and reduce the unit cost on our production of copper cathodes.

          Improved labor productivity and further workforce reductions.    We seek to improve labor productivity through incentive systems, worker training and the introduction of new technology. We have worked in conjunction with labor union representatives to introduce productivity incentives and streamline work rules, allowing us to increase production without increasing our workforce. In early 1999, we successfully resolved a serious labor problem when, after an 82-day strike at the Cananea Unit, our unions agreed to a lay-off of approximately 1,000 union and non-union employees and to accelerate the closure of the Cananea smelter. In March 2002, we experienced four strikes, three occurring at Immsa and one occurring at Mexcobre, and in June 2002 we had two additional strikes, one of which occurred at Immsa and the other at Mexcananea. All of these strikes have been successfully resolved. See Item 6. "Directors, Senior Management and Employees—Employees."

          Improved operating efficiencies through lower consumption of energy, water and supplies.    In recent years, we have attained significant operating efficiencies in our mining units and metallurgical plants through new technology that permits lower energy, water and supply consumption. We built a natural gas pipeline, which opened in May 1999, to provide operations at the Mexcobre Unit with a cleaner and cheaper source of energy. In addition, we have installed "expert" computer monitoring systems that improve productivity by coordinating inflows and optimizing the use of energy, water and spare parts. We will continue to seek ways to improve operating efficiencies, particularly by exploring different alternatives to produce or acquire energy at lower cost.

Vertical integration among operating units and increased sales of refined metals

        As part of our vertical integration strategy, we have expanded the capacity of Mexcobre's low-cost smelter from 180,000 metric tons to 300,000 metric tons of copper per year in order to consolidate our copper processing capacity at La Caridad. In 1997, we completed the construction of a copper refinery at La Caridad, which has an operating capacity of 300,000 metric tons per year. In 1998, we completed construction of a copper rod plant. We completed the construction of a precious metals refinery as part of the same complex and commenced operations in July 1999. This facility has the capacity to produce approximately 467 metric tons of refined silver and 2,800 kilograms of refined gold per annum. These facilities have allowed us to sell predominantly refined products and to realize additional margins associated with sales of high grade refined metals. We will continue to seek opportunities for vertical integration in copper, zinc, gold, silver and coal. In November 2001, we completed the first phase of the expansion of the Cananea Unit's SX-EW facilities from a production capacity from 34,200 metric tons to 54,750 metric tons.

Continued diversification of markets and expansion of customer base

        We seek to remain as Mexico's leading supplier of copper and zinc, while continuing to strengthen our market share in the United States, Europe and Asia. In addition, we seek to continue broadening our customer base by increasing our sales of high quality refined metals to end-users and providing specialized products and services to our customers.

Recent Developments

        Minera México is Mexico's largest mining company. We are engaged primarily in the mining and processing of copper, zinc, silver, gold, lead and molybdenum and operate open-pit mines, concentrators, solution extraction/electron winning (SX/EW) plants, smelters and other conversion and processing operations. We have substantial ore reserves and believe we are among the lowest-cost producers of copper in the world.

        The markets for our products are highly competitive and sensitive to wide fluctuations in price and cyclical changes in industry capacity and the economy, both domestically and internationally. Changes in the level of competition, industry capacity and the global economy also have a significant impact on the Company's selling prices and overall profitability. During the several year period prior to 2004, the Company's competitive and financial position had been negatively influenced by historically low market prices of the metals we produce. As a result of our restructuring efforts, higher metal prices and increases in the volume of copper produced, our financial prospects have improved significantly since mid-2003.

        As more fully described in this report, the Company's financial results had been negatively impacted by weak prices, which required the Company to restructure in mid-2003 the terms of its indebtedness. The most significant of these agreements, the Common Agreement, was entered into by and among us, certain of our subsidiaries, as guarantors of our obligations, and our principal lenders. Our repayment obligations under the Common Agreement consist of payments of principal occurring periodically beginning on June 25, 2004, until maturity on March 30, 2007, for a total amount of $880.9 million. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources" and Exhibit 4(b) hereto.

        In light of the circumstances described above, the Company changed its business plan, including the cessation of all but critically necessary capital expenditures relating to preservation of its existing facilities and took several steps to downsize its operations in order to preserve cash resources, including selective curtailment in production and reduction of working capital. In addition, over the past two-and-a-half years, the Company expended considerable effort in exploring potential financial or restructuring solutions to its financial difficulties.

        The global market for copper improved markedly during 2003. Increasing demand growth in China coupled with falling inventories helped pushed copper prices to $1.04 per pound at 2003 year-end. During the first three months of 2004, copper has averaged $1.23 per pound. The higher prices are expected to result in increased mining capacity and Minera México has begun to restore its copper production to pre-curtailment levels.

        The improved outlook has enabled us to increase our level of capital expenditures to levels consistent with our anticipated increased earnings growth. Minera México has begun rehabilitation programs for its operations, improving availability of its installed capacity from less than 70% in 2002 to 90.1% during the first five months of 2004. As a result of these improvements, copper production output has increased from 267,532 metric tons during 2002 to almost 142,000 metric tons during the first five months of 2004.

        Increased production has helped the Company achieve higher efficiency in its operations, reducing production costs by 6.4% during the first five months of 2004 compared to the same period in 2003. Additionally, the combined effects of improved efficiency and by-products credit to production costs has enabled the Company to achieve significant cost reductions.

        The improvement in copper prices has also helped the Company to increase net sales for the first five months of 2004 to $549.1 million as compared to $263.9 million for the same period in 2003.

        The Company's cash flow generation has also improved substantially during the first five months of 2004 and it has been directed mainly to reduce debt. As part of its financial restructuring, Minera México was able to retain funds from export sales that were previously under the control of some of its creditors and thereby benefit from this addition to cash flow. The refinancing completed in April 2003 also resulted in a healthier debt profile, reducing principal amortizations through 2007. As of April 2004, the Company prepaid $115 million of debt under the metals price prepayment provision of the Common Agreement. Moreover, if metal prices remain at current levels, the Company expects to prepay more than $80 million of additional debt by the end of the 2nd quarter of 2004 and would be in a position to effect substantial additional prepayments by the end of 2004.

        Minera México seeks to continue its position as Mexico's premier mining company through the use of advanced production technology and the continued discovery and strategic development of mineral deposits. Recent geological and mining studies conducted at the La Caridad and Cananea mines and plants by independent mining consultants Winters, Dorsey & Co and Mintec, Inc. have confirmed an improvement on the life-of-mine plans in terms of expected life, quality of ore deposits and potential for viable production expansions. The life-of-mine study at Cananea shows continuous operations at current production rates until the year 2063, while the La Caridad study shows prospects for continued operations until 2032. Moreover, Minera México has other important exploration projects in Mexico, such as El Arco in Baja California, Buenavista in Sonora and Angangueo in Michoacán.

        With all its reserve deposits and production facilities located in Mexico, Minera México is uniquely positioned among the world's leading copper producers by having low-cost, high-quality operations and, at the same time, an investment grade sovereign risk that contributes to efficient financial costs.

        Minera México seeks to continue improving labor productivity through incentive systems, worker training and introduction of new technology. Minera México has worked jointly with labor union representatives to implement productivity incentives and to streamline work rules in order to implement more efficient labor standards without burdening the Company with oversized labor structures, thus enabling the Company to adapt efficiently to volatile copper prices.

        In addition to improvements in its mining operations, Minera México is implementing important strategic plans related to diversification of markets and expansion of its customer base by selling high quality refined metals directly to end-users.

Production Processes

Open-Pit Mining

        In an open-pit mine, the production process begins at the mine pit, where waste rock, leaching ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leaching ore is hauled to leaching dumps. The ore to be milled is transported to the primary crusher. Crushed ore is then sent to the concentrator.

Underground Mining

        In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and then the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

Concentrating

        The copper ore from the open-pit primary crusher or the copper, zinc and lead-bearing ore from the underground mines is transported to a concentrator plant where a crushing circuit with gyratory crushers breaks the ore into sizes no larger than 3/4 inch. The ore is then sent to a mill section where it is ground to the consistency of sand. The finely ground ore is agitated in a chemical and water solution and pumped as a slurry to the flotation separator. The separator causes a froth that carries minerals to the surface but not waste rock. The froth is skimmed off and filtered to produce concentrates with a metal content of approximately 25% to 30% for copper, or 55% for lead or zinc, with silver and gold associated with the copper, zinc or lead.

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

Copper Rod Production

        To produce copper rods, copper cathodes are first liquefied in a furnace and then dosified in a casting machine. The dosified copper is then passed through a cooling system that begins solidification of the copper into a 60 × 50 mm copper bar. The resulting copper bar is gradually reduced in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil, which is compacted and sent to market. We completed construction of a copper rod plant at La Caridad in April 1998, which reached its operating capacity of 150,000 metric tons per year in May 1999.

Solvent extraction-electrowinning or SX-EW

        An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX-EW process in which ore is treated with a sulfuric acid solution for a period of several years, producing a copper-pregnant solution from which copper is recovered by solvent extraction and then by electrowinning to produce copper cathodes. We have SX-EW facilities at the Cananea and La Caridad mining complexes. Refined copper can be produced more economically (though over a longer period), and with lower grade ore, using the SX-EW process instead of the traditional concentrating, smelting and refining process.

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

Sulfuric Acid Production

        Sulfur dioxide gases are produced in the copper smelting and zinc refining processes. As a part of our environmental preservation program, we treat the sulfur dioxide emissions at two of our plants, producing sulfuric acid, some of which is, in turn, used for the leaching process with the rest sold to fertilizer companies located in Mexico, the United States, Chile, Australia and other countries.

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

Metals Prices

        Our products are internationally traded commodities. Prices are established on the Commodies Exchange, Inc. ("Comex") in New York and the London Metal Exchange ("LME"), two of the most important metal exchanges. These exchanges broadly reflect the worldwide balance of supply and demand of metals. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the metals we produce, especially for copper, zinc and silver. Metals prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities. Copper prices had been in a general downward trend since mid-1997; however, the global market for copper improved markedly during 2003. Increasing demand growth in China coupled with falling inventories helped push copper prices to $1.04 per pound in 2003 year-end. During the first three months of 2004, copper has averaged $1.23 per pound. The higher prices are expected to result in new mining capacity.

        The following tables set forth high, low and average spot prices in U.S. dollars for copper, zinc and silver for the periods and on the metals exchanges indicated.

	Copper Prices—Comex			Zinc Prices—LME			Silver Prices—Comex
Period	High	Low	Period average	High	Low	Period average	High	Low	Period average
	($ per pound)			($ per pound)			($ per ounce)
1999:	$0.85	$0.61	$0.72	$0.56	$0.41	$0.49	$5.76	$4.87	$5.22
2000:	0.93	0.74	0.84	0.58	0.46	0.51	5.55	4.56	4.97
2001:	0.87	0.60	0.73	0.48	0.33	0.40	4.81	4.03	4.36
2002
First quarter	0.77	0.65	0.72	0.38	0.34	0.36	4.70	4.22	4.47
Second quarter	0.78	0.71	0.74	0.38	0.34	0.35	5.11	4.40	4.73
Third quarter	0.77	0.66	0.69	0.38	0.33	0.35	5.10	4.40	4.66
Fourth quarter	0.76	0.66	0.71	0.37	0.33	0.35	4.80	4.27	4.52
Year	0.78	0.65	0.72	0.38	0.33	0.35	5.11	4.22	4.60
2003
First quarter	0.80	0.71	0.76	0.37	0.34	0.36	4.91	4.35	4.66
Second quarter	0.79	0.71	0.75	0.37	0.34	0.35	4.86	4.40	4.59
Third quarter	0.83	0.75	0.80	0.39	0.35	0.37	5.33	4.57	5.01
Fourth quarter	1.04	0.82	0.94	0.46	0.38	0.42	5.98	4.81	5.28
Year	1.04	0.71	0.81	0.46	0.34	0.38	5.98	4.35	4.89
2004
First quarter	1.39	1.06	1.23	0.52	0.45	0.49	7.94	6.04	6.71
Second quarter(1)	1.37	1.14	1.24	0.51	0.44	0.47	8.21	5.51	6.25

(1)
Through June 25, 2004.

        The high level of copper prices resulted in higher net sales and higher operating income in 2003. This trend of high copper prices has continued during the first quarter of 2004. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Results of Operations for 2003, 2002 and 2001." In the event of a substantial and sustained decline in prices, we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations. See Item 3. "Key Information—Risk Factors—Certain Factors Relating to Our Business."

        From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. In 2002 and 2003, however, we have not entered into any material hedging transactions. See Item 11. "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk."

Cash Cost of Production in Terms of Copper

        Presented below is a table summarizing our average consolidated cash cost of production of copper during each period indicated. Our cash cost of production includes all operating costs, costs of purchasing concentrates, treatment and refining charges (which represent allowances or costs incurred on the sale of unrefined products) and freight and other sales costs. By-product credits include the net realized value of zinc, silver, gold, lead and other by-product sales. Administrative expenses include corporate headquarters expenses. The calculation excludes the effects of depreciation and amortization, net financing (cost) income, employee profit sharing and extraordinary items. See Note 3 to the Financial Statements—l. Foreign currency balances and transactions. Each component of our cash cost of production is recorded in pesos and translated into U.S. dollars at the average exchange rate for the month in which such costs are paid or incurred or, in the case of by-product credits, at the exchange rate on the date the corresponding sales are invoiced.

	Year ended December 31,
	1999	2000	2001	2002	2003
	(Price in U.S. dollars per pound of copper)
Operating costs	.632	.712	.773	.718	.762
Costs of purchasing concentrates	.113	.079	.103	.033	.022
Treatment and refining charges	.076	.075	.044	.027	.036
Freight and other sales costs	.091	.076	.078	.084	.069
By-product credits	(.502)	(.546)	(.449)	(.480)	(.469)
Administrative expenses	.050	.047	.050	.054	.055
Total cash cost of production	.460	.443	.599	.436	.476

        The increase in operating costs in 2003 compared to 2002 was primarily due to the increased cost of energy and to maintenance materials and the increase in the total cash cost of production in 2003 compared to 2002 was primarily due to the depreciation of the Mexican peso against the dollar in 2002 (which, in U.S. dollar terms, makes operating costs lower) and the decrease in the by-product credits.

Markets and Distribution

        Our marketing strategy is to remain Mexico's leading supplier of copper and one of Mexico's largest zinc suppliers, while complementing our domestic strength with a strong international presence. As one of Mexico's leading exporters, we devote significant marketing efforts to expanding our diverse international customer base. We coordinate our global marketing to international consumers and commodity traders through our Mexico City and Phoenix, Arizona sales offices. Our principal customers for metal products are industrial refiners and end-users, commodity traders and buyers of last resort. In general, for refined products, we and our end-user customers enter into one-year supply contracts at specified prices and volumes, subject to adjustments. In addition, we sell refined copper, silver and gold on a spot sale basis. For concentrates, we may enter into supply agreements of one to three years. See Note 3 to the Financial Statements—m. Revenue recognition.

        Our three largest customers accounted for 14%, 12% and 8% of total sales in 2003, 23%, 7% and 7% of total sales in 2002 and 10%, 10% and 5% of total sales in 2001, respectively. See Note 3 to the Financial Statements—p. Swap agreements and concentration of credit risk.

        In 2001, 2002 and 2003, our export sales represented 60%, 43% and 50%, respectively, of our net sales. See Item 8. "Financial Information—Other Financial Information—Export Sales" and Note 11 to the Financial Statements—Segment Information.

        The primary uses of copper are in the building and construction industries, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer and general products and transportation. We sell copper anodes and copper blister to copper refiners, and we sell copper cathodes and copper rod to industrial users. The majority of our copper sales are pursuant to annual contracts, and the six largest customers, which included two Mexican refineries and four U.S. industrial rod manufacturers, accounted for 63%, 63% and 65% of net sales in 2001, 2002 and 2003, respectively.

        In 2003, approximately 44.4% of our copper sales were in Mexico, 47.3% in the United States, 1.2% in Europe and 7.1% in Asia. We are the leading supplier of copper in Mexico. In addition, we believe that we will be able to qualify and register our copper cathode products with the LME, which will permit us to sell copper cathodes directly to the LME as a buyer of last resort.

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

        In 2003, approximately 49.3% of our refined zinc and zinc concentrate sales were in Mexico, 33.3% in the United States, 9.5% in Europe, 7.0% in Central and South America and 0.9% in Asia. In 2003, we supplied approximately 41% of the refined zinc sold in Mexico. Our principal Mexican competitor is Peñoles. We are seeking to diversify the types of customers and uses for our zinc to include die-casting, bronze mills and galvanizing mills.

        The principal uses for silver are for photographic uses, electrical and electronic products, silverware and jewelry and, to a lesser extent, brazing alloys and solders and miscellaneous uses. We sell silver to metals traders on a spot basis, as well as to industrial users pursuant to long-term contracts. In 2003, 46.0% of our silver sales were in Mexico, 37.5% in the United States, 15.8% in Asia and 0.7% in Europe and Latin America. We have registered our silver refined production on the LME and Comex and with the London Bullion Market Association.

        Since the construction of the copper refinery at La Caridad in 1998, we have sold approximately 99% of our volume in the form of refined metals. Whereas past sales have been made predominantly to a group of approximately 10 to 20 regular wholesale customers, we are seeking to market our refined products to a customer base of end-users and wholesalers numbering in the hundreds.

        The table below sets forth our revenues by product category in the geographic markets and for the periods indicated:

Minera México, S.A. de C.V.
Sales Distribution 2001, 2002 and 2003
(Revenues in Thousands of U.S. Dollars)

2001	Mexico	USA	Europe	Asia	Latin America	Total
Copper	$176,135	$402,677	—	$579	—	$579,391
Zinc	49,521	41,268	$15,934	1,834	$6,076	114,633
Silver	30,279	56,829	178	1,510	—	88,796
Gold	9,489	8,430	—	237	91	18,247
Lead	13,570	—	—	853	279	14,702
Others	78,706	(907)	2,528	1,209	4,226	85,762

Total	$357,700	$508,297	$8,640	$6,222	$10,672	$901,531

2002	Mexico	USA	Europe	Asia	Latin America	Total
Copper	$245,234	$220,990	—	—	—	$466,224
Zinc	46,275	32,720	$9,909	$1,122	$3,459	93,485
Silver	44,665	28,577	220	(735)	735	73,462
Gold	7,455	2,522	—	(240)	270	10,007
Lead	11,236	—	—	(872)	1,113	11,477
Others	59,896	(246)	5,099	773	3,594	69,116

Total	$414,761	$284,562	$15,229	$48	$9,171	$723,771

2003	Mexico	USA	Europe	Asia	Latin America	Total
Copper	$229,185	$244,154	$6,194	$36,649	—	$516,182
Zinc	49,595	33,499	9,557	905	$7,043	100,599
Silver	33,914	27,647	295	11,649	220	73,725
Gold	6,025	4,402	—	1,539	60	12,026
Lead	10,227	—	—	—	493	10,720
Others	58,465	1,443	2,198	3,566	2,673	68,345

Total	$387,411	$311,145	$18,244	$54,308	$10,489	$781,597

        See Item 5. "Operating and Financial Review and Prospects—Operating Results—Summary of Prices, Volumes Sold and Net Sales" for further information relating to revenues by product category for 2001, 2002 and 2003.

Competition

        The metallurgical market prices for our products are characterized by cyclical prices, little product differentiation and strong competition. In general, the market price for our products are influenced by production costs of domestic and foreign competitors, worldwide economic conditions, world supply/demand balances, inventory levels, the U.S. dollar exchange rate and other factors.

        We compete directly or indirectly with many foreign producers throughout the world primarily in respect of our main products, copper and zinc.

        The largest copper ore reserves are found in Chile, which is also the world's largest producer. Countries such as Indonesia and Australia have also increased their mined production substantially. Chile is also a major producer of refined copper, as are China, Poland, Japan, the USA and Germany.

        Five major players dominate the copper mining market: Codelco (Chile), Phelps Dodge (USA), BHP Billiton (Australia, UK), Rio Tinto (UK) and Anglo American (UK), which have a combined market share of approximately 35.1 percent. Minera México's share of global copper mining production is 2.4 percent.

        The copper metal market is characterized by a few large, integrated mining and smelting companies, such as Codelco, Phelps Dodge and Rio Tinto, along with the Company, Norilsk Nickel in Russia and KGHM in Poland.

        Zinc prices also are affected by the demand for end-use products in, for example, anti-corrosion coating on steel (galvanizing), precision components (die casting), construction material, brass and pharmaceutical and cosmetic uses.

Environmental and Other Regulations

        Our operations are subject to Mexican federal, state and municipal environmental laws, to Mexican Official Standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution, hazardous and solid wastes and soil pollution. The principal legislation is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection or the "Environmental Law"), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection or "PROFEPA"). PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards. PROFEPA can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close noncomplying facilities, to revoke operating licenses required to operate such facilities and to impose sanctions and fines.

        Our operations near the U.S.-Mexican border are also subject to the Agreement on the Cooperation for the Protection and Improvement of the Environment (the "La Paz Agreement"), which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality in the border area. The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at the smelters.

        Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, we shut down the Cananea smelter and operations at Monterrey in December 1999. Management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on our business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Nevertheless, although we believe that all of our facilities are in material compliance with applicable environmental, mining and other laws and regulations, there can be no assurance that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

        In December 2001, the Mexican Congress passed a new law regarding general access to formerly restricted information, including official records concerning environmental matters. In addition, in February 2002, the Mexican Congress amended the Federal Criminal Code in order to include, as environmental crimes, several actions related to various industrial operations. Notwithstanding the fact that this law and the legal provisions related thereto are in their early stages and have not been fully implemented, several actions have already been taken against environmental offenders. We believe, however, that even when fully implemented, the amendment to the Federal Criminal Code will have not any material adverse effect on our business, properties, results of operations, financial condition or prospects.

        We have instituted extensive environmental conservation programs at our mining facilities. Our environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

Suppliers

        We have undertaken a program to reduce spare parts inventories and to coordinate purchasing functions. Inventory reduction strategies include a consignment system for suppliers and a coding system for spare parts to permit inventory transfers among operating units. Reduced import duties under NAFTA have broadened the number of suppliers from whom we may purchase equipment and supplies.

        In addition, subsequent to the former Grupo México's acquisition of Asarco in November 1999, we and Asarco had implemented a joint purchasing program aimed at reducing costs through higher volume purchases of mining supplies, chemicals, heavy equipment, tires and other operating supplies under customary synergy policies between affiliated companies.

        The principal raw materials for our operations are ores from our own mines. We have in the past purchased raw materials from time to time for each of our facilities, although we have substantially reduced our purchases of ores in recent years due to the current low level of the metals we produce. We do, however, continue to regularly purchase copper concentrates for the San Luis Potosí copper smelter and the La Caridad copper smelter, and zinc oxide for the San Luis Potosí zinc refinery. Our expenditures for purchased ores in 2003 totaled $13.9 million. As the prices of the metals we produce and market conditions improve, we increase our purchases of ore from third parties to match available processing capacity. We also process metals on a toll basis for other mining operators at our San Luis Potosí facilities. We and Asarco are also employing economies of scale in the joint purchases and sales of concentrates and semi-refined products, but always safeguarding our separate corporate identities.

        Aside from ore, the principal raw materials for our operations are fuel (including fuel oil to power generators and diesel fuel for mining equipment), electricity and water. Fuel is purchased directly or indirectly from Petroleos Mexicanos ("Pemex"), the state oil monopoly. Electricity, which is used as the sole energy source at each mining complex we operate, is purchased from the Comisión Federal de Electricidad (Federal Electricity Commission, or "CFE"), the state electrical power producer, or steam-generated at Mexcobre's smelter by using purchased fuel or, in the case of the San Luis Potosí copper smelter, coke from coal we mine. Accordingly, a significant portion of our operating costs are dependent upon the pricing policies of Pemex and CFE, which reflect government policy as well as international market prices for crude oil and conditions in the crude oil and refinery markets. Our natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999 permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs. However, during 2003 we relied on heavy oil due to the substantial increase in the price of natural gas. In addition, we are studying the possibility of extending our alternative sources of electrical power by investing in additional power generating facilities subject to the terms of our restructured indebtedness.

        We obtain water pursuant to permits granted by the Comisión Nacional del Agua (National Water Commission, or "CNA"), for which we pay fees to the CNA. In recent years, the CNA has been increasing the price of water. At the Cananea facility, we maintain our own well but must pay the CNA for water measured by usage.

        We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate, we have generally been able to offset all or a portion of our increased costs through cost-saving measures. However, during 2002 and 2003 we have experienced increases in energy prices that have surpassed levels we can effectively control through cost savings.

DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT

        The following map sets forth the locations of our principal mines and smelting, refining and SX-EW facilities as well as our corporate and sales office as of December 31, 2003:

  Mexcobre Unit Operations

        The Mexcobre Unit is currently engaged in the production of copper rod, copper cathodes and copper anodes, with quantities of gold and silver, molybdenum and sulfuric acid. It operates the La Caridad mining complex, located in the State of Sonora, 14 miles southeast of the town of Nacozari de Garcia and 75 miles south of the U.S.-Mexico border. It includes an open-pit mine, concentrator, smelter, refinery, rod plant, SX-EW plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the new refineries and rod plant, are located approximately 15 miles from the mine, and the lime plant is situated 11 miles from the U.S. border. Access is by paved highway and by railroad. The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988 and the SX-EW plant in July 1995, the second sulfuric acid plant in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999. The total book value of Mexcobre's property and equipment was $1.12 billion as of December 31, 2003.

        The Mexcobre Unit accounted for 65.1% and 39.4% of our 2003 consolidated net sales and operating income, respectively, and 61.4% of our total assets as of December 31, 2003.

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

Mining Operations

        The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leaching dumps and to the primary crushers. Drills, trucks and shovels are used in the mining process. The mine, which was originally designed to produce 72,000 metric tons of ore per day, has been expanded to produce 90,000 metric tons of ore per day in order to keep pace with the expansion of the concentrator. An average of 89,759, 67,547 and 74,868 metric tons per day of ore were mined in 2001, 2002 and 2003, respectively. The average copper content of the ore mined was 0.525% for 2001, 0.535% for 2002 and 0.508% for 2003, respectively. The stripping ratio at the mine (i.e., the ratio of waste materials plus leaching ore to ore mined) for 2003 was 1.70 to 1. The mine plan calls for a pit ultimately covering an area of nearly four square miles. The final pit has been designed with 45° maximum slopes, 40 15-meter benches, and a minimum of six months of exposed ore. Mining equipment includes eighteen 170-ton, seven TITAN 200-ton and 13 240-ton diesel-electric trucks, four electric shovels with dipper sizes ranging from 16 to 17 cubic yards, one electric shovel with a 38-cubic yard dipper, three electric shovels with a 40-cubic yard dipper, six electric and one diesel rotary blasthole drills and a fleet of bulldozers, road graders, water trucks and other equipment.

Concentrating Operations

        The concentrator, which began operations in 1979, was designed to process 72,000 metric tons of ore per day. It has undergone several stages of modification and has a current capacity of 90,000 metric tons of ore per day. Mexcobre uses state-of-the-art "expert" computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations.

        Ore extracted from the mine is processed at the concentrator, which produces a copper-molybdenum concentrate. Concentration consists of crushing and grinding the ore and separating copper-molybdenum ores from waste material by flotation. The copper-molybdenum concentrate is further processed at the molybdenum plant into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum concentrate is exported. The molybdenum recovery plant has a capacity of 2,000 metric tons per day of copper-molybdenum concentrates. A lime plant was built in 1980 to produce lime from limestone for use in the concentrating process. The lime plant has a capacity of 340 metric tons of finished product per day.

        In 2001, 2002 and 2003, the copper ore processed averaged 90,025, 67,789 and 74,814 metric tons per day, respectively, with an average grade of 0.525%, 0.535% and 0.508% copper, respectively, and of 0.0399%, 0.0403% and 0.0345% molybdenum, respectively. During the same periods, 503,834, 333,885 and 410,476 metric tons of copper concentrates were produced, with average grades of 27.94%, 27.53% and 26.12%, respectively. The copper recovery was 81.57% for 2001, 78.73% for 2002 and 77.36% for 2003, respectively.

Smelting Operations

        Copper concentrates are carried by trucks from the concentrator to the smelter, where they are processed and cast into copper anodes of 99.7% purity to be sold to refineries. Mexcobre's flash smelter of Outokumpu design became operational in 1986. The smelter's initial capacity was 180,000 metric tons per year, with the addition of an El Teniente converter, and was increased to 300,000 metric tons per year with the addition of a new shaft furnace in June 1999. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties. The first sulfuric acid plant, which started operations in July 1988, has a capacity of 2,650 metric tons of sulfuric acid per day, and the second plant, which started operations in January 1997, has a capacity of 2,160 metric tons of sulfuric acid per day.

Refining Operations

        In July 1997, the Mexcobre Unit completed the construction of an electrolytic copper refinery at La Caridad. The refinery, which uses the permanent cathode technology developed by the Canadian company Kidd Creek, reached its maximum capacity of 300,000 metric tons per year in June 1999. The refinery consists of an anode plant with an AISCO preparation machine, an electrolytic plant, a slimes treatment plant and a number of ancillary installations. The refinery is producing Grade "A" copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold. Construction of this refinery was completed in July 1999, when operations commenced.

Copper Rod Plant

        A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 metric tons by May 1999. The plant is producing 8 mm copper rods with a purity of 99.99%.

SX-EW Facilities

        Approximately 188 million metric tons of leaching ore have been extracted from the La Caridad open-pit mine with grades between 0.10% to 0.32% sulfide copper since May 1995. With an average grade of approximately 0.25% copper, this ore cannot be processed economically using the conventional smelting process and has been deposited in leaching dumps. In 1995, Mexcobre completed the construction of a new SX-EW facility at La Caridad, which has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre's production costs of copper. The facility has an annual production capacity of 21,900 metric tons and has received ISO 9002 certification from the International Standards Organization.

Immsa Unit Mining Operations

        The Immsa Unit operates four underground mining complexes situated in central and northern Mexico. All of Immsa's mining facilities employ exploitation systems and conventional equipment. We believe that all plants and equipment are in good operating condition. The total book value of the Immsa Unit's mining and metallurgical facilities was $269.1 million as of December 31, 2003. Each of Immsa's principal mining complexes is described below. The Nueva Rosita Coal Complex is described under "—Immsa Unit Processing Operations."

        The Immsa Unit accounted for 18.2% and 13.9% of our 2003 consolidated net sales and operating loss, respectively, and 16.3% of our total assets as of December 31, 2003.

Charcas

        The Charcas mining complex is located 69 miles north of the city of San Luis Potosí in the State of San Luis Potosí. Access is by paved road. The complex includes three underground mines and one flotation plant and produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573, and operations in the 20th century began in 1911. The Charcas mine is characterized by low operating costs and good quality ores, and is situated near the zinc refinery. We have expanded production capacity of the mine by 32% since 1993, and the Charcas mine is now Mexico's largest producer of zinc.

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

        The Charcas mine uses the hydraulic cut-and-fill method and the room-and-pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,000 metric tons of ore per day; 1,445,849, 1,342,703 and 1,212,938 metric tons of ore were mined at Charcas during 2001, 2002 and 2003, respectively. The lead concentrate produced at Charcas is sold to third parties in Mexico. The zinc and copper concentrates are treated at the San Luis Potosí zinc refinery and copper smelter.

Santa Bárbara

        The Santa Bárbara mining complex is located approximately 16 miles southwest of the city of Hidalgo del Parral in southern Chihuahua. Access is by paved road. It includes three main underground mines and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. Gold-bearing veins were discovered in the Santa Bárbara district as early as 1536. Mining activities in the 20th century began in 1913.

        The regional geology of the Santa Bárbara mines consists of Cretaceous shales and interbedded limestones of the Parral Formation. The majority of the zinc, copper and lead ores produced at Santa Bárbara come from quartz veins occupying fractures previously existing in the lucite and andesite rocks with dips of 50o to 90o. The zinc and lead content of the ore tends to decrease with depth while copper content in general increases with depth. Minerals formed at the Santa Bárbara mine include sphalerite, marmatite, galena, chalcopyrite and tetrahedrite. Gangue minerals include quartz, pyrite, magnetite, pyrrhotite, arsenopyrite and fluourite.

        The mining operations at Santa Bárbara are more diverse and complex than at any of our other mines, with veins that aggregate approximately 13 miles in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stopes, long-hole drilled open stopes, cut-and-fill stopes and horizontal benching stopes. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 4,800 metric tons of ore per day; 1,847,975, 1,590,650 and 1,450,124 metric tons of ore were mined at the Santa Bárbara mine during 2001, 2002 and 2003, respectively. The lead concentrate produced is sold to third parties in Mexico. The copper concentrates are treated at the San Luis Potosí copper smelter, and the zinc concentrates are either treated at the San Luis Potosí zinc refinery or exported.

San Martín

        The San Martín mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, approximately 63 miles southeast of the City of Durango. Access is by paved road. The complex includes an underground mine and one flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martín mine is located was discovered in 1555. Mining operations in the 20th century began in 1949.

        San Martín lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental. The Mesa Central consists of Cretaceous carbonate sequences with interbedded chert and shale deposits overlain by Tertiary volcanic rocks of the Sierra Madre Occidental. The principal sedimentary rock formation in the San Martín district is the Upper Cretaceous Age Cuesta del Cura limestone, which consists of an interlayered sequence of shallow marine limestone and black chert, overlain by shales and fine-grained clayed limestones. San Martín's mineral deposits are of three types: (i) veins; (ii) replacement ore bodies of metasomatic origin associated with veins; and (iii) sedimentary strata. The most important mineral deposits of San Martín are replacement veins and bodies found in the Cerro de La Gloria granodiorite intrusion. An extensive zone of tactites west of the Cerro de La Gloria intrusion hosts the San Marcial, Ibarra, Ramal Ibarra and Gallo-Gallina veins. The replacement bodies and veins are comprised of chalcopyrite, sphalerite, bornite, tetrahedrite, native silver, arsenopyrite, pyrrhotite, stibnite, and galena. Tactite deposits are dispersed throughout layers that alternate with barren chert beds.

        The horizontal cut-and-fill mining method is used at the San Martín mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,600 metric tons of ore per day; 1,863,002, 1,237,051 and 1,287,239 metric tons of ore were mined at San Martín in 2001, 2002 and 2003, respectively. The lead concentrate is sold to third parties in Mexico. The copper concentrate is treated at the San Luis Potosí copper smelter and zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported.

Taxco

        The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, approximately 44 miles from Cuernavaca. Access is by paved road. The complex includes several underground mines and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918.

        The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif. The geology of the Taxco district consists of basement schists overlain by Lower Cretaceous limestone and Upper Cretaceous shales. The ore bodies of Taxco are of three types: (i) ore filling fractures (veins formed from hydrothermal fluids); (ii) replacement ore bodies in calcerous rock; and (iii) breccia pipes. Fissure veins in the layer of schists, such as the el Cobre vein, contain the most important copper ore deposits. Silver and lead ores are also present in the fissure veins. There are over 40 veins in the Taxco district, ten of which are currently being mined.

        Immsa employs the shrinkage, cut-and-fill and the room-and-pillar mining methods at the Taxco mines. The flotation plant has a capacity of 3,300 metric tons of ore per day; 559,839, 433,800 and 328,243 metric tons of ore were mined at Taxco in 2001, 2002 and 2003, respectively. The lead concentrate is sold in Mexico. The zinc concentrate is either treated at the San Luis Potosí zinc refinery or exported. See Item 6. "Directors, Senior Management and Employees—Employees."

Immsa Unit Processing Operations

San Luis Potosí Zinc Refinery

        The San Luis Potosí electrolytic zinc refinery is located in the city of San Luis Potosí, state of San Luis Potosí. Built in 1982, it is one of the most cost-efficient zinc refineries in the world. The refinery's cost of production, at less than $400 per metric ton of zinc after credits for by-products including sulfuric acid and silver, is among the lowest in the world. The total book value of the refinery was $58.2 million as of December 31, 2003.

        The plant was designed to produce 105,000 metric tons of refined zinc per year, by treating up to 200,000 metric tons of zinc concentrate from our own mines, principally Charcas, located only 70 miles from the refinery. Refined zinc production in 2001, 2002 and 2003 amounted to 107,005, 92,012 and 101,069 metric tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In 2003, the plant produced as by-products 171,626 metric tons of sulfuric acid, 683 metric tons of refined cadmium, 3,000 metric tons of copper residues and 10,000 metric tons of lead-silver residues.

San Luis Potosí Copper Smelter

        The San Luis Potosí copper smelter is adjacent to the San Luis Potosí zinc refinery. The plant, which has been in operation since 1925, has gone through several phases of expansion and modernization, principally over the last ten years. The total book value of the smelter was $44.6 million as of December 31, 2003.

        The plant operates one blast furnace (with a second on stand-by), which smelt incoming materials, mainly copper concentrates and copper by-products from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing an impure copper blister (97.4% copper), which in 2002 contained approximately one ounce of gold and 380 ounces of silver per metric ton of copper blister produced. Of a total concentrate copper intake of 62,031 metric tons for 2003, approximately 95% was supplied by the Immsa Unit's mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2001, 2002 and 2003 amounted to 30,664, 24,381 and 23,548 metric tons, respectively.

        As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 15% arsenic which, when treated, produces approximately 2,500 metric tons per year of high purity arsenic trioxide, which is, in turn, sold in the United States principally to the wood preserving industry. Approximately 15,000 metric tons per year of lead bearing calcines (approximately 32% lead) are sold annually to Industrias Peñoles, S.A. de C.V. ("Peñoles"). We do not expect to incur significant remediation costs for the closure of this plant, but freight costs associated with transport of copper concentrates to the La Caridad Smelter have increased.

Nueva Rosita Coal and Coke Complex

        The Nueva Rosita coal and coke complex commenced operations in 1924. The complex is located in the state of Coahuila, on the outskirts of the city of Nueva Rosita near the Texan border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 metric tons of coal, and a 21-coke oven facility capable of producing 90,000 metric tons of metallurgical coke per year. The room-and-pillar mining method is employed at the underground coal mine with continuous miners. The coke oven installation supplies the San Luis Potosí copper smelter with low-cost coke, resulting in a significant cost savings to the smelter. The surplus production (approximately 70,000 metric tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The total book value of the complex was $17.3 million as of December 31, 2003. The complex includes a coal washing plant completed in 1998, which has a capacity of 900,000 metric tons per year and produces cleaner coal of a higher quality.

Cananea Unit Operations

        The Cananea Unit is engaged in the production of copper concentrates and copper cathodes. It operates the Cananea mining complex, located 44 miles from La Caridad and 38 miles south of the Arizona border on the outskirts of the town of Cananea. The mining complex includes an open-pit mine, a concentrator and two SX-EW plants. Access is by paved highway and railroad. The Cananea deposit is one of the world's largest porphyry copper deposits. The total book value of the Cananea Unit's property and equipment was $484.8 million as of December 31, 2003.

        For the year ended December 31, 2003, the Cananea Unit accounted for 16.7% and 46.9% of our consolidated net sales and operating loss, respectively, and accounted for 22.3% of our total assets as of December 31, 2003.

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

        Mineralization occurred in several stages. An early pegmatitic stage, associated with bornite-chalcopyrite-pyrite-molybdenite assemblage in breccia pipes, is followed by a widespread flooding of hydrothermal solutions accompanying extensive quartz-pyritic-chalcopyrite mineralization. A distinct pyrite-quartz stage envelopes and closes the primary sequence. An extensive and pervasive feldspar destructive sericitic and argillic alteration event is evident throughout the district's igneous rock complex.

Mining Operations

        Cananea uses a conventional open-pit mining method. In recent years the Cananea Unit has invested in equipment to improve stripping capacity and has undertaken accelerated removal of the substantial excess overburden from the mine. An average of 259,755, 242,288 and 217,506 metric tons of material per day were mined in 2001, 2002 and 2003, respectively. The stripping ratio was approximately 2.73 to 1.0 during 2003 and the average copper content for 2003 was approximately 0.576%. Mining equipment includes nine rotary drills, five 360-ton trucks, seven 260-ton trucks, 20 240-ton trucks and 25 170-ton trucks, one 70-cubic yard shovel, one 54-cubic yard shovel, two 40-cubic yard shovels, one 36-cubic yard shovel and five 30-cubic yard shovels.

Concentrating Operations

        Cananea's concentrator was constructed in 1986. It originally had a capacity of 62,500 metric tons of ore per day, which was increased to 80,000 metric tons per day in May 1998. During 2001, 2002 and 2003, daily averages of 56,250, 53,314 and 58,379 metric tons of ore were processed with an average grade of 0.501%, 0.565% and 0.576% copper, respectively. During the same periods, 314,354, 323,351 and 337,922 metric tons of copper concentrates were produced, with average grades of 26.15%, 26.79% and 27.85% copper, respectively. The copper recovery was 80.03% for 2001, 80.48% for 2002 and 80.63% for 2003. Copper concentrates are currently sold to the Mexcobre Unit for further processing.

SX-EW Facilities

        The Cananea Unit operates a leaching facility and two SX-EW plants. All copper ore with a grade lower than the mill cut-off grade (0.4%), but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery. In November 2001, we completed the first phase of the expansion of one of the SX-EW facilities. The Cananea Unit currently maintains 4.4 million cubic meters of pregnant leach solution in the old Cananea pit with a concentration of approximately 0.91 grams of copper per liter. The SX-EW facilities have a total capacity of 54,750 metric tons of copper cathodes per year. In 2001, 2002 and 2003, copper cathode production was 39,952, 50,041, and 49,518 metric tons, respectively. In July 1998, the SX-EW facilities at Cananea received ISO 9002 certification from the International Standards Organization.

Capitalization of leaching material

        From 1999 to 2001, Mexcananea conducted major drilling studies and metallurgic testing to better locate copper deposits and also to obtain greater yields. According to these studies, we determined that the Cananea mine has large quantities of material known as chalcocite, which has proven beneficial when processed through the hydrometallurgical process known as leaching. In order to begin exploiting these leaching materials, during 2001 we accumulated large quantities of leaching materials in sites known as leaching dumps, from which copper is extracted through a process of irrigation, filtering and electrolysis. According to Mexcananea's studies, copper can be recovered through the leaching process over a period of approximately five to eight years. Amortization of the costs incurred in processing the leaching material, which are capitalized once such materials are removed from the mine, is based on the actual depletion of each of the leaching dumps. As of December 31, 2003 and 2002, the gross amount capitalized for this activity was $154.9 million and $131.3 million, respectively. Prior to 2001, such leaching materials were considered to be waste and therefore figured into the determination of stripping ratios, which are used to determine capitalized stripping costs. The implementation of processing leaching materials resulted in a net reduction of our cost of sales of $37.1 million in 2003 and $38.2 million in 2002.

        The table below sets forth production capacity and capacity utilization for our mining, concentrating, smelting and refining facilities during 2003:

Minera México, S.A. de C.V.
Mines and Plants Capacity Utilization in 2003

Facility	Unit	Product	Capacity(1)	Production(1)	Capacity Utilization
Mine/Concentrator	Mexcobre	Extraction and milling ore	32,400,000	27,307,000	84%
Molybdenum Plant	Mexcobre	Molybdenum ore	720,000	416,583	58%
Smelting	Mexcobre	Anodes	300,000	199,033	66%
Sulfuric Acid Plant	Mexcobre	Sulfuric acid	1,565,520	603,300	39%
SX/EW Plant	Mexcobre	Cathodes	21,900	21,470	98%
Copper Refinery	Mexcobre	Cathodes	300,000	163,967	55%
Copper Rod Plant	Mexcobre	Wire rod	150,000	53,822	36%
Precious Metals Plant	Mexcobre	Anode slimes	2,800	821	29%
Lime Plant	Mexcobre	Lime	122,400	117,803	96%
Smelting	Immsa San Luis Potosí	Concentrates smelted	230,000	103,898	45%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Zinc	105,000	101,069	96%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Cadmium	936	683	73%
Electrolytic Zinc Refinery	Immsa San Luis Potosí	Sulfuric acid	175,000	171,626	98%
Coke Plant	Immsa Nueva Rosita	Coke	120,000	76,645	64%
Coal Mine	Immsa Nueva Rosita	Coal	280,000	260,966	93%
Concentrate Mine	Immsa Charcas	Extraction and milling ore	1,292,000	1,212,938	94%
Concentrate Mine	Immsa Taxco	Extraction and milling ore	1,065,900	328,243	31%
Concentrate Mine	Immsa San Martin	Extraction and milling ore	1,485,800	1,287,239	87%
Concentrate Mine	Immsa Santa Barbara	Extraction and milling ore	1,938,000	1,450,124	75%
Mine/Concentrator	Mexcananea	Extraction and milling ore	29,200,000	20,316,000	70%
SX/EW Plant	Mexcananea	Cathodes	54,750	49,518	90%

(1)
Metric tons per annum.

Reserves

        We have estimates of ore reserves prepared with respect to each of our units as of January 1 of each year. The ore reserve estimates set forth below have been prepared by our engineering staff in conjunction with the engineering staffs of our units using evaluation methods generally used in the international mining industry, including standard methods of mapping, drilling, sampling, assaying and modeling. The reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the expected levels. Lower market prices, increased production costs, reduced recovery rates and other factors may render proven and probable reserves unprofitable to exploit and result in revision of reserve data from time to time. Reserve data are not indicative of future results of operations. See Item 3. "Key Information—Risk Factors."

        The terms "reserves," "proven reserves," "probable reserves," "dilution," "total leaching recovery," "total metal recoverable" and "total mill recovery," which are used in the following tables, are defined in Annex A—"Glossary of Certain Mining Terms."

        The following tables set forth estimated reserve data of the Mexcobre Unit, Immsa Unit and Cananea Unit as of January 1, 2004, which are prepared by the Department of Mining, Planning and Control at each operating unit under the supervision of our Director of Mining, Planning and Control. See Item 6. "Directors, Senior Management and Employees—Directors and Senior Management."

Ore Reserves—Open-Pit Mines

Mexcobre Unit
(estimated as of January 1, 2004)

	Ore (Thousands of metric tons)	Copper (Average grade percentage, unless otherwise indicated)	Molybdenum (Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	638,222	0.42	0.024
Probable	36,910	0.38	0.020
Total	675,132	0.42	0.024
Total mill recovery	—	82.59%	40.92%
Total metal recoverable (thousands of metric tons)	—	2,330	66
Leach ore:
Proven	554,697	0.24	—
Probable	45,089	0.24	—
Total	599,786	0.24	—
Total leaching recovery	—	29.88%	—
Total metal recoverable (thousands of metric tons)	—	430	—

Cananea Unit
(estimated as of January 1, 2004)

	Ore (Thousands of metric tons)	Copper (Average grade percentage, unless otherwise indicated)
Mill ore:
Proven	1,763,350	0.59
Probable	523,715	0.54
Total	2,287,065	0.58
Total mill recovery	—	81.00%
Total metal recoverable (thousands of metric tons)	—	10,718
Leach ore:
Proven	2,518,868	0.25
Probable	468,933	0.22
Total	2,987,801	0.25
Total leaching recovery	—	50.00%
Total metal recoverable (thousands of metric tons)	—	3,664

Ore Reserves—Underground Mines

Immsa Unit
(estimated as of January 1, 2004)

Mine Unit	Ore	Zinc	Copper	Lead	Silver	Gold
	(Thousands of metric tons)	(Average grade percentage, unless otherwise indicated)			(Grams per metric ton, unless otherwise indicated)
Charcas
Proven	3,995	5.79	0.28	0.24	70	—
Probable	5,064	5.93	0.26	0.28	64	—
Total	9,059	5.86	0.27	0.26	67	—
Total mill recovery	—	93.25%	49.36%	72.39%	76.10%	—%
Total metal recoverable (metric tons)	—	495,004	12,072	17,049	461.87	—
Santa Bárbara
Proven	9,660	3.30	0.51	1.94	109	0.45
Probable	10,370	3.22	0.57	1.56	119	0.30
Total	20,030	3.26	0.54	1.74	114	0.37
Total mill recovery	—	85.00%	74.02%	87.88%	83.97%	43.77%
Total metal recoverable (metric tons)	—	555,035	80,062	306,283	1,917.40	3.24
San Martín
Proven	4,309	3.34	1.05	0.33	102	—
Probable	6,765	2.99	1.04	0.46	135	—
Total	11,074	3.13	1.04	0.41	122	—
Total mill recovery	—	68.00%	84.01%	81.99%	79.05%	—%
Total metal recoverable (metric tons)	—	235,696	96,752	37,226	1,067.97	—
Velardeña
Proven	35	7.31	0.03	1.41	61	—
Probable	492	8.17	0.10	1.31	72	—
Total	527	8.11	0.10	1.32	71	—
Total mill recovery	—	69.48%	62.53%	74.31%	62.48%	—%
Total metal recoverable (metric tons)	—	29,657	329	5,163	23.35	—
Santa Eulalia
Proven	526	8.39	0.09	2.12	107	—
Probable	1,288	7.20	0.19	1.78	103	—
Total	1,814	7.55	0.16	1.88	104	—
Total mill recovery	—	86.00%	30.13%	83.00%	78.00%	—%
Total metal recoverable (metric tons)	—	117,795	874	28,308	147.17	—
Rosario
Proven	14	5.75	0.68	2.64	60	1.65
Probable	307	3.23	0.21	2.19	121	0.91
Total	321	3.34	0.23	2.21	118	0.94
Total mill recovery	—	69.68%	65.63%	77.77%	67.24%	64.55%
Total metal recoverable (metric tons)	—	7,464	484	5,512	25.45	0.19
Taxco
Proven	338	4.54	—	2.44	188	—
Probable	1,435	5.12	—	2.00	131	—
Total	1,773	5.01	—	2.08	142	—
Total mill recovery	—	82.00%	—%	82.00%	78.31%	—%
Total metal recoverable (metric tons)	—	72,854	—	30,246	197.20	—

Immsa Unit total
Proven	18,877	4.01	0.56	1.22	100	0.23
Probable	25,721	4.09	0.57	1.06	111	0.13
Total	44,598	4.06	0.57	1.13	106	0.17
Total mill recovery	—	83.58%	74.96%	85.28%	81.24%	45.24%
Total metal recoverable (metric tons)	—	1,513,505	190,573	429,787	3,840.41	3.43

        The above reserve estimates take into account estimated dilution (extracting loss) by applying to mine ore grades a factor derived from historical mine-to-concentrator grade differences.

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

        In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral reserves at 42 other sites in Mexico. In particular, we have identified significant copper and gold deposits at the El Arco site in the state of Baja California. Preliminary investigations of the El Arco site indicate that the deposit contains approximately 846 million metric tons of sulfide ore with average grades of 0.51% copper and 0.14 grams of gold per metric ton, and 170 million metric tons of leaching ore with average grades of 0.56%. A reserve of 13 million metric tons of ore at Angangueo site in the state of Michoacán has been identified with diamond drilling. This reserve contains 0.16 grams of gold and 262 grams of silver per metric ton, and is comprised of 0.79% of lead, .97% of copper and 3.5% of zinc. This ore reserve is sufficient to proceed to the pre-feasibility stage, which includes additional metallurgical tests to ascertain the feasibility of developing the project. Metallurgical studies at the Buenavista Project site (in the state of Sonora) have shown that a commercial operation can be carried out at such site, where there is a reserve of 36 million tons of ore containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per metric ton.

        We spent $13.1 million on exploration programs in 2001, $6.7 million in 2002 and $7.2 million in 2003 and have budgeted $11.6 million for 2004.

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

        Mining concessions are granted either for exploration or for exploitation. An exploration concession permits exploration of mineral resources on a specified claim for a non-renewable period of six years and confers priority in seeking an exploitation concession for the same claim. An exploitation concession permits extraction of specified minerals from a specified claim for a renewable period of up to 50 years, subject to payment of a nominal fee and compliance with a program of exploitation submitted to the Secretary of Economy.

        Mining concessions grant several specified rights to the concessionaire, including (i) the right to freely dispose of mineral products obtained as a result of the exploitation of the concession, (ii) the right to obtain the expropriation of, or an easement with respect to, the land where the exploration or exploitation will be carried out and (iii) the right to use water in the mine to facilitate extraction, subject to securing and maintaining the required permits from the CNA under applicable laws and regulations. In addition, a concessionaire of a mining concession is obligated, among other things, (i) to explore or exploit the relevant concession, (ii) to pay any relevant fees, (iii) to comply with all environmental and safety standards and (iv) to provide information to, and permit inspections by, the Secretary of Economy. Mining concessions may be terminated if, among other things, minerals being mined are not included in the concession or the obligations of the concessionaire are not satisfied. An assignment of mining concessions is only effective if the assignment is registered with the Public Registry of Mining.

        We generally own the land to which our concessions relate, although ownership is not required in order to operate a concession. We also own all of our processing facilities. Our headquarters are in Mexico City and we have a sales office in Phoenix, Arizona and a purchasing and logistics office in Tucson, Arizona.

CAPITAL EXPENDITURES

        We made capital expenditures of $127.7 million, $43.2 million and $54.6 million in 2001, 2002 and 2003, respectively, and expect to make capital expenditures of approximately $127.0 million in 2004. All capital expenditures in 2004 are anticipated to be funded by internally generated funds, as has been principally the case in the past. In general, the capital expenditures and projects described below are intended to contribute to further vertical integration of our operations by increasing the capacity for production of refined metals products.

        Our capital expenditures are made primarily in U.S. dollars, and accordingly, budgeted amounts in the table below are presented in U.S. dollars.

        The following table sets forth our capital expenditures on the items specified at December 31, 2001, 2002 and 2003 and principal capital expenditures projected through 2004:

	For the year ended December 31,
	2001	2002	2003	2004 projected
	(millions of U.S. dollars)
New Projects
La Caridad copper refinery, precious metals refinery, copper dust treatment plant and rod plant	$0.3	—	—	—
La Caridad natural gas pipeline	0.4	—	—	—

Total new projects	0.7	—	—	—

Capacity Expansions
San Martin Unit, Santa Barbara Unit, Charcas Unit and Nueva Rosita Unit	6.7	$0.8	$0.8	$12.8
La Caridad copper smelter	3.2	0.3	1.8	2.3
La Caridad sulphuric acid plant	—	—	—	7.3
Cananea SX-EW plants	17.1	1.8	.8	16.3
Cananea concentrator plant	3.9	0.4	0.2	—

Total capacity expansions	30.9	3.3	3.6	38.7

Other Expenditures
Investments in tailing dams, water recovery and plant	4.5	0.1	2.7	5.2
Stripping capitalized	60.4	39.9	39.5	53.0
Other investments	31.3	5.1	8.8	30.1
Total equipment and machinery replacement	96.1	45.1	51.0	88.3

Total Capital Expenditures	127.7	48.4	54.6	127.0
Less net book value of retirements	—	5.2	—	—

Capital Expenditures net of retirements	$127.7	$43.2	$54.6	$127.0

Note: During 2002 and for 2003, the Company's capital expenditures were curtailed due to liquidity constraints and conditions imposed by the Company's lenders. In late 2003 and during 2004, the Company's rate of capital expenditures increased significantly.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Financial Statements included elsewhere in this Annual Report. We present our financial statements in U.S. dollars and in accordance with U.S. GAAP. Minera México, S.A. de C.V. ("Minera México") is a majority-owned indirect subsidiary of Grupo México, S.A de C.V. ("Grupo México"), an entity registered pursuant to Mexican law. Minera México comprises substantially all the assets and liabilities of Grupo México associated with its mining operations in Mexico. For foreign exchange effect, basis of presentation and measurement into U.S. dollars, the Company's functional currency is the U.S. dollar. Minera México maintains its books in Mexican Pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other non-monetary assets, which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates.

        In addition to our Financial Statements, there are also included herein audited consolidated financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, together with notes thereto, for each of Mexicana de Cobre, S.A. de C.V., our 95.74%-owned subsidiary ("Mexcobre"), Mexicana de Cananea, S.A. de C.V., our 98.49%- owned subsidiary ("Mexcananea") and Industrial Minera México, S.A. de C.V., our 100%-owned subsidiary ("Immsa"). Mexcobre, Mexcananea, Immsa and two other of our subsidiaries have guaranteed, jointly and severally, the Notes, the securities in respect of which this Annual Report on Form 20-F has been filed. The financial statements of Mexcobre, Mexcananea and Immsa are set forth herein at Annex F-1, Annex F-2 and Annex F-3, respectively.

Restatement of Previously Reported U.S. GAAP Financial Information

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52.

        Subsequent to the issuance of the December 31, 2002 consolidated financial statements by our predecessor, Grupo Minero México, S.A. de C.V., prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, our management determined that the reconciliation of net income (loss) and shareholders' equity from Mexican GAAP to U.S. GAAP presented therein was not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 to one U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is further discussed in Note 18 to our audited consolidated financial statements.

Critical Accounting Policies and Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

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

        The reserve estimates have been adjusted for actual production since the most recent reserve declarations. Many companies declare their ore reserves on an annual basis. We believe that our estimates as to ore reserves closely approximate the ore reserve quantities that would have been determined as of December 31, 2003. The reserve estimates have been calculated as of January 1 on an annual basis.

        We use ore reserve estimates in determining, among other things, the recoverability of long-lived assets, the amount of capitalized stripping and units of production amortization of capitalized mine stripping. We believe this price reflects a valid price assumption over the remaining lives of our mines, which range from 15 to 102 years. We understand that the SEC has recently indicated that in calculating ore reserves, companies should use no more than a three-year historical average price. Price assumptions utilized by us in determining ore reserves and three-year average market price data are as follows:

	Price Assumption Utilized in Determining Ore Reserves	Three-Year Average Market Prices
	(per pound in U.S. Dollars, except for gold and silver, which is per ounce in U.S. Dollars)
Copper	$0.90	$0.75096
Molybdenum	4.60	3.701
Zinc	0.50	0.37682
Gold	350.00	314.82
Silver	5.00	4.615
Lead	$0.24	$0.21831

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

        During 2003, 2002 and 2001, actual stripping ratios were higher than the life-of-mine stripping ratios for our mines, which resulted in the capitalization of mine costs associated with the additional waste mined. If we were to have expensed all production costs associated with our mining operations as incurred, net operating costs expenses would have increased by $39.5 million, $39.9 million and $60.4 million, for the years ended December 31, 2003, 2002 and 2001, respectively.

        Estimated life-of-mine stripping ratios for each of the Company's mines for the years ended December 31, 2003, 2002 and 2001, were as follows:

	Life-of-Mine Stripping Ratio With Respect to
	Mexcananea Unit	Mexcobre Unit
2003	0.56	1.70
2002	0.56	1.60
2001	0.56	1.61

        Leaching material:    In the Cananea mine, we capitalize the cost of materials with low copper content extracted during the mining process ("leaching the material"), which are accumulated in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the individual depletion of the leaching dumps, which occurs in approximately five to eight years.

        Mine development costs:    Exploration costs incurred before site operation are expensed as incurred, except for expenditures related to specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

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

        Mexcananea provides medical and hospital services to all active and retired unionized employees and members of their families through one of its subsidiaries, Hospital del Ronquillo, S. de R.L. de C.V. Mexcananea records the liability for post-retirement medical benefits in accordance with actuarial calculations. When there is a significant reduction in personnel due to a restructuring of the labor force or the closing of a plant, the corresponding costs, net of the corresponding reduction in projected benefit obligations and other related items, are charged to results.

        We are accruing a liability that at present value will cover the projected benefit obligations owed to our employees at their respective estimated retirement dates. Payments are charged to results in the period in which they are made. Our plan assets related to voluntary employee departures and seniority premiums consist of investments in Mexican government treasury certificates (30%) and various equity securities of large Mexican companies (70%).

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

        Sales of copper concentrate are recorded in the month the product is shipped to customers. For those sales of copper products wherein customers are given the option to select a monthly average LME or Comex price ranging between one and three months subsequent to shipment, revenue is recorded at a provisional price at the time of shipment, based on LME or Comex spot prices for copper sales. The Company, from time to time, makes adjustments to provisionally priced sales to reflect changes in spot prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. The Company has determined that, when made, such monthly adjustments to provisionally priced sales are not material and are reversed in subsequent months.

OPERATING RESULTS

        Our business is primarily affected by the following factors described below that should be considered in evaluating our financial position, results of operations and cash flows for the periods described in this Annual Report.

Commodity Prices

        Our selling prices depend principally upon the market prices of metals we produce, especially copper. Such prices can fluctuate widely and are beyond our control. Since the maximum volume of metals we produce can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. Our results were adversely affected in 2001, 2002 and 2003 by decreases in copper prices, although the diversity of our metals production partly mitigated the effects of these market price fluctuations. Copper prices averaged $0.81 per pound during 2003, as compared to an average of $0.72 per pound during 2002. The price of copper was $1.04 per pound at December 31, 2003 and the lowest price of copper during 2003 was $0.71 per pound on April 3, 2003. High copper prices resulted in higher net sales, lower operating income and higher net income in 2003. Low prices for copper continued during the first three quarters of 2003 and began to increase in the last quarter of 2003. The price of copper was $1.21 per pound at June 25, 2004.

        In 2003, each change of $0.01 per pound in the average price of each of the following metals (except for silver, which reflects a change of $0.10 per ounce) would have changed net income by approximately the amount indicated: copper—$3.5 million; zinc—$1.5 million; lead—$0.3 million; and silver—$0.9 million. See "—Summary of Prices, Volumes Sold and Net Sales" and Item 4. "Information on the Company—Business Overview—Metals Prices" for information concerning market prices for metals.

        From time to time we have entered into options and futures contracts or fixed-price forward sales contracts with respect to a portion of our expected future production of metals. See Item 11. "Quantitative and Qualitative Disclosure About Market Risk—Commodity Price Risk." Gains and losses on such transactions, together with amortization of any initial fees or other costs of such transactions, are reported net under cost of sales.

Summary of Prices, Volumes Sold and Net Sales

        We invoice our customers for all of our products on the basis of market prices for refined metals and the amounts of metal contained in our products and this gross value is recorded under net sales. Where products are sold in impure form, like copper anodes, copper blister or copper concentrates, the invoice also includes a debit for treatment and refining charges, which is recorded under cost of sales. Other by-products are invoiced based on market prices and the invoiced value is recorded under net sales. The prices of unrefined products are estimated at the time of the initial invoice, because certain physical properties (such as metal and moisture content) cannot be finally determined until they have been processed further and because invoices are often based on references to market prices that have not been determined at the time of the initial invoice. When the price is finally determined, a further invoice is sent and an adjustment to net sales is recognized.

        The following table sets forth, for each of the periods indicated and for each of our principal categories of metal products, average realized prices, volumes sold and net sales:

	Year ended December 31,
	2001	2002	2003
Average Realized Price ($)
Metallic copper (per pound)	$0.76	$0.76	$0.83
Refined zinc (per pound)	0.45	0.39	0.41
Zinc concentrate (per pound of zinc contained)	0.36	0.36	0.39
Silver (per ounce)	4.36	4.57	4.88
Molybdenum concentrate (per pound of molybdenum contained)	2.33	3.52	5.11
Gold (per ounce)	270.92	309.98	363.40
Lead (per pound)	0.21	0.21	0.22
Volume Sold
Metallic copper (metric tons)	341,515	280,216	264,251
Copper concentrate (metric tons of copper contained)	11,549	(543)	21,071
Total copper	353,064	279,673	285,322
Refined zinc (metric tons)	104,256	95,088	99,863
Zinc concentrate (metric tons of zinc contained)	37,657	31,411	22,354
Total zinc	141,913	126,499	122,217
Silver (kilograms)	652,336	499,572	476,078
Molybdenum concentrate (metric tons of molybdenum contained)	5,493	3,450	3,448
Gold (kilograms)	2,116	1,002	1,037
Lead (metric tons)	34,214	26,804	22,211
Net Sales (millions of U.S. dollars)
Copper:
Metallic	$569.3	$467.4	$479.5
Concentrate	10.1	(1.1)	36.7
Total	579.4	466.3	516.2
Zinc:
Refined	102.4	81.7	89.2
Concentrate	12.3	11.8	11.4
Total	114.7	93.5	100.6
Silver	88.8	73.5	73.7
Molybdenum	24.6	25.9	38.2
Gold	18.2	10.0	12.0
Lead	14.8	11.5	10.7
Other	61.0	43.1	30.2

Total	$901.5	$723.8	$781.6

Percentage change from prior period	(20.1)%	(19.7)%	8.0%

Results of Operations for 2003, 2002 and 2001

        We reported an operating income of $90.0 million in 2003, 471.4% higher than the $15.7 million operating income reported in 2002. This increase was primarily due to an increase in average metal prices for metallic copper of 9.2%, refined zinc of 2.6%, silver of 6.8%, molybdenum of 45.2%, gold of 17.2% and lead of 4.8% and a decline in the cost of sales, causing lower purchased concentrates from third parties during 2003 compared to 2002.

        We reported an operating income of $15.7 million in 2002, 128.4% higher than the $6.9 million operating income reported in 2001. This increase was primarily due to a decline in the cost of sales, causing lower purchased concentrates from third parties during 2002 compared to 2001 and partially offset decrease in volume sales for copper (73,391 fewer metric tons sold), zinc (15,414 fewer metric tons sold), silver (153 fewer metric tons sold) and gold (1,114 fewer kilograms sold).

        We reported net loss of $35.2 million in 2003, compared to net income of $84.4 million in 2002 and net loss of $154.3 million in 2001.

Net sales

        Net sales in 2003 were $781.6 million, 8.0% higher than the $723.8 million of net sales in 2002. This increase was due to higher average realized price of copper, zinc, silver, molybdenum, gold and lead.

        Net sales in 2002 were $723.8 million, 19.7% lower than the $901.5 million of net sales in 2001. This decrease was due to lower sales volumes of copper, zinc, silver, and gold and by decreased average prices of copper, zinc, silver and gold.

        Copper sales.    Net copper sales in 2003 were $516.2 million, 10.7% higher than the $466.3 million of copper sales in 2002. This increase was due to a higher average realized price of copper. Net copper sales in 2002 were $466.3 million, 19.5% lower than the $579.4 million of copper sales in 2001. This decrease was due to a lower sales volume of copper.

        Zinc sales.    Net zinc sales in 2003 were $100.6 million, 7.6% higher than the $93.5 million of zinc sales in 2002. This increase was due to a 5.1% increase in the price of refined zinc and a 5.0% increase in the sales volume of refined zinc. Net zinc sales in 2002 were $93.5 million, 18.5% lower than the $114.7 million of zinc sales in 2001. This decrease was due to a 13.3% decrease in the price of zinc and a 10.9% decrease in the sales volume of zinc.

        Silver sales.    Net silver sales in 2003 were $73.7 million, 0.3% higher than the $73.5 million of silver sales in 2002. This increase was due to a 6.8% increase in the price of silver partially offset by a 4.7% lower sales volume of silver. Net silver sales in 2002 were $73.5 million, 17.2% lower than the $88.8 million of silver sales in 2001. This decrease was due to a 23.4% lower sales volume of silver partially offset by a 4.8% increase in the price of silver.

        Molybdenum sales.    Net molybdenum sales in 2003 were $38.2 million, 47.5% higher than the $25.9 million of molybdenum sales in 2002. This increase was due to a 45.2% higher price of molybdenum. Net molybdenum sales in 2002 were $25.9 million, 5.3% higher than the $24.6 million of molybdenum sales in 2001. This increase was due to a 51.1% higher price of molybdenum partially offset by a 37.2% decrease in the sales volume of molybdenum.

        Gold sales.    Net gold sales in 2003 were $12.0 million, 20.0% higher than the $10.0 million of gold sales in 2002. This increase was due to a 3.5% increase in the sales volume of gold and a 17.2% increase in the price of gold. Net gold sales in 2002 were $10.0 million, 45.1% lower than the $18.2 million of gold sales in 2001. This decrease was due to a 52.6% decrease in the sales volume of gold partially offset by a 14.4% increase in the price of gold.

        Lead sales.    Net lead sales in 2003 were $10.7 million, 7.0% lower than the $11.5 million of lead sales in 2002. This decrease was due to a 17.1% decline in the sales volume of lead partially offset by a 4.8% increase in the price of lead. Net lead sales in 2002 were $11.5 million, 22.3% lower than the $14.8 million of lead sales in 2001. This decrease was due to 21.7% decline in the sales volume of lead.

Cost of sales

        Cost of sales in 2003 was $551.8 million, 70.6% of net sales, and was 4.3% lower than the $576.5 million of cost of sales in 2002. The decrease in cost of sales was primarily due to fewer purchases of concentrates from third parties, reduction in freight and other sales costs and the application of maintenance reserves that had been expensed in 2002. Cost of sales in 2002 was $576.5 million, 79.6% of net sales, and was 24.7% lower than the $765.7 million of cost of sales in 2001. The decrease in cost of sales was primarily due to fewer purchases of concentrates from third parties. See Item 4. "Information on the Company—Business Overview—Cash Cost of Production in Terms of Copper." See Note 3 to the Financial Statements—l. Foreign currency balances and transactions.

Administrative expenses

        Administrative expenses in 2003 were $36.4 million, 4.7% of net sales, and were 13.0% lower, by $5.4 million, than in 2002 due primarily to the positive impact of the devaluation of the Mexican peso on salaries and benefits expressed in U.S. dollars and a reduction in professional fees paid. Administrative expenses in 2002 were $41.8 million, 5.8% of net sales, and were 6.4% higher than in 2001 due primarily to expenses related to our financial restructuring, including legal expenses, which were $6.6 million more than in the prior year, incurred as a result of the restructuring process. See Note 8 to the Financial Statements.

Depreciation and amortization

        Depreciation and amortization expense in 2003 was $103.5 million, 15.3% higher than in 2002. The increase was due to a corresponding increase in the amortization of shipping costs of approximately $11.5 million. Depreciation expense in 2002 was $89.8 million, 0.2% higher than in 2001. See Note 3 to the Financial Statements—d. Property, Plant and Equipment.

Financing cost

        Financing cost was an expense of $86.6 million in 2003, an expense of $48.0 million in 2002 and an expense of $139.0 million in 2001. The change in 2003 was due primarily to a decrease of $32.4 million (62.2% from the prior year) in remeasurement gain due to the depreciation of the Mexican peso against the U.S. dollar. See Note 2 to the Financial Statements—b. Foreign exchange effect and basis of presentation and measurement into U.S. dollars.

Income taxes

        In the event Minera México reduces its consolidated tax liability through the use of tax loss carryforwards or other tax benefits to which it or its subsidiaries are entitled, Minera México is obligated to reimburse such subsidiary for such tax benefit at the time such benefit would otherwise have reduced the tax payable by such subsidiary. Beginning in 1999, Mexican law changed to reduce the extent to which a company can benefit from tax consolidation, from 100% to 60% of the possible benefits. See Note 13 to the Financial Statements. At December 31, 2003, we had tax loss carryforwards amounting to $134.0 million, all of which were attributable to Mexcananea and Mexcobre and all of which has been applied to reduce the income taxes of Minera México.

        We are subject to income tax and to an alternative minimum corporate tax known as asset tax, which is currently assessed at 1.8% of the net average balance of certain assets and liabilities. Our subsidiaries and we are also required under Mexican law to pay employees, in addition to their normal compensation and benefits, profit-sharing in amounts based on the taxable income of the employing entity.

        The tax at effective tax rate was $35.5 million in 2003, $(124.6) million in 2002, and $25.8 in 2001. These differences arose as a consequence of the deteriorating financial condition of the Company, its default on certain of its credit agreements and ability to continue as a going concern that required the elimination of accumulated tax losses in the calculation of deferred taxes for 2001 and a charge to earnings in the subsequent period followed by an adjustment to accumulated tax losses when the Company restructured its outstanding indebtedness in 2003 and restored its financial condition.

Minority interest

        Minority interest in net income was $3.1 million in 2003. Minority interest in net income was $8.0 million in 2002 and net loss of $3.5 million in 2001.

Liquidity and Capital Resources

Operating Activities

        Net cash used for operating activities totaled $90.2 million in 2003, compared with cash provided by operating activities of $86.4 million in 2002 and $160.3 million in 2001. The use of cash of $90.2 million in 2003 was principally attributed to the reduction in accounts payable to suppliers and the increase in trade and other receivables. The generation of cash by operating activities in 2002 of $86.4 million was due basically to improved earnings of $84.4 million, an increase in accounts payable of $61.8 million was offset by a credit of $146.8 million due to deferred taxes as a result of the improvement of the financial situation of the Company.

        Cash provided by operations is generally lower in years when low metals prices adversely affect our earnings. Cash (used in) provided by operations were $(90.2) million in 2003, $86.4 million in 2002 and $160.3 million in 2001.

Investing Activities

        Net cash used for investing activities totaled $49.4 million in 2003 compared to $43.2 million in 2002 and $124.1 million in 2001. Our principal capital requirements are capital expenditures. Capital expenditures in 2003 and 2002 were curtailed due to liquidity constraints and other limitations imposed by the Company's lenders. In late 2003 and during 2004, the Company's rate of capital expenditures increased significantly. Capital expenditures and investments in 2001 totaled $127.7 million, and included primarily the investment in Cananea's SX-EW plant and concentrator plant and also $21 million in planned plant expansions. Capitalized stripping costs were $39.5 million in 2003 compared to $39.9 million in 2002 and $60.4 million in 2001. We have budgeted total capital expenditures for 2004 of approximately $127.0 million. See Item 4. "Information on the Company—Capital Expenditures." The actual amount we spend in each year will depend to some degree on the pace at which current investment projects are implemented and change in market prices for metals.

        We have generally met our capital expenditure requirements out of cash flow from operations, supplemented to the extent required by borrowings for specific investment projects and by general borrowings. At December 31, 2003, we had $56.1 million in cash and cash equivalents.

Financing Activities

        As of December 31, 2003 and as of December 31, 2002, our total indebtedness was $1.32 billion. See Note 8 to the Financial Statements for information relating to the maturity profile of our indebtedness. At December 31, 2003, 100% of our total indebtedness was denominated in U.S. dollars and 46.5% thereof bore interest at floating rates. In September 1998 and February 1999, we repurchased a portion of our Notes as an investment, in the amounts of $40 million and $5 million, respectively, which represented the fair market value at the date of purchase. We recognized these promissory notes as redeemed in June 2000 and recorded financial income of $13.7 million.

        Cash provided by financial activities totaled $181.8 million in 2003, ($25.6) million in 2002 and ($62.0) million in 2001. In 2003, shareholders of the Company agreed to increase the fixed capital stock of the Company by $111.5 million. In addition, the Company made stock repurchases in the amount of $17.8 million during 2003.

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

        On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness. The most significant of these agreements, the Common Agreement, was entered into by and among Minera México, its principal subsidiaries (as guarantors), the SEN Holders, the Bank Holders, HSBC Bank USA, as shared payment and collateral agent, HSBC Bank USA, as collateral agent for the SEN Holders, Bank of America, as administrative agent for the Bank Holders, and The Bank of New York, as the SEN Trustee. See "—Terms of the Restructuring."

        As a result of the restructuring, Minera México has incurred additional administrative expenses of $2.4 million in fees to SEN Holders, $2.0 million in fees to Bank Holders and $2.2 million in legal fees.

        The definitive agreements related to our restructuring also provide that Minera México, and certain of our subsidiaries will guarantee our obligations thereunder. Our subsidiary guarantors of the restructured debt include the following: Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por A., S.A., México Compañía Inmobiliaria, S.A. and Proyecciones Urbanísticas S. de R.L. de C.V.

        Pursuant to the restructuring agreements, the SEN Holders' and the Bank Lenders' indebtedness is divided into two series ("Tranche A" and "Tranche B"), with amortization periods from June 25, 2004, to March 30, 2007, with a third tranche ("Tranche, C") which is applicable only in the event a make-whole amount becomes payable under the terms of the Common Agreement. The original and restructured indebtedness and the respective amounts and interest rates are detailed below (as of December 31, 2003 and 2002, the London interbank offered rate ("LIBOR") was 1.14% and 1.38%, respectively):

		Scheduled Principal Payment Dates
				Interest rate			Restructured Principal Amount
Debt						Original Principal Amount
	Description	Original	Restructured	Original	Restructured		Series A	Series B	Total
						(expressed in thousands of U.S. dollars)
The Bank of New York (Agent)	Secured export notes	1998 to 2011	2004 to 2007	9.80%, 10.26%, 11.18% and LIBOR 2.39%	11.01%, 11.18% and LIBOR+ 3.75%	$473,231	$145,205	$328,026	$473,231
Bank of America (Agent)	Syndicated term loan	2001 to 2003	2004 to 2007	LIBOR 0.90%	LIBOR 3.75%	104,000	31,911	72,089	104,000
Bank of America (Agent)	Down payment agreement	2003 to 2006	2004 to 2007	LIBOR 1.86%	LIBOR 3.75%	7,694	2,361	5,333	7,694
Bank of America and Export-Import Bank	Export related loan agreements	2001 to 2007	2004 to 2007	LIBOR 0.1%	LIBOR 3.75%	36,747	11,275	25,472	36,747
Bank of Nova Scotia	Term credit facility	2004	2004 to2007	LIBOR 2.25%	LIBOR 3.75%	102,237	31,370	70,867	102,237
Banco Nacional de Comercio Exterior	Revolving credit facility	2007	2004 to 2007	LIBOR 1.59%	LIBOR 3.75%	50,000	15,342	34,658	50,000
Bank of America (Agent)	Letter of credit facility	2003	2004 to 2007	Prime 2.0%	LIBOR 3.75%	39,826	12,220	27,606	39,826
Export Development Corporation	Loan agreement	1997 to 2005	2004 to 2007	LIBOR 0.75%	LIBOR 0.625% and LIBOR 3.75%	39,580	12,145	27,435	39,580
Société Générale and Export-Import Bank	Export loan	1998 to 2004	2004 to 2007	LIBOR 0.25%	LIBOR 3.75%	7,628	2,341	5,287	7,628
Enron, Siemens Financial and West LB AG	Non-payment liability	2002	2004 to 2007	LIBOR 2.625%	LIBOR 3.75%	$20,000	6,137	13,863	20,000
						880,943	$270,307	$610,636	$880,943
The Notes	Guaranteed senior notes	2008 and 2028	Not restructured	8.25 and 9.25%	Not restructured	441,245			441,245
						$1,322,188			$1,322,188

        Interest paid by the Company during 2003, 2002 and 2001 was $100.4 million, $94.4 million and $104.9 million, respectively.

        The restructured loans, their respective amounts and interest rates are detailed below:

	December 31,
Maturity	2003 Thousands of US$	2002 Thousands of US$
2004	$55,307	$55,307
2005	94,000	94,000
2006	94,000	94,000
2007	637,636	637,636
2008	316,245	316,245
2028	125,000	125,000

	1,322,188	1,322,188
Less — Current portion of long-term debt	55,307

Long-term debt	$1,266,881	$1,322,188

        At December 31, 2003 and 2002, interest payable amounted to $13.5 million and $18.0 million, respectively.

Terms of our indebtedness prior to the restructuring

        We issued the Notes in March 1998. There are two series of Notes: Series A Notes in the amount of $375.0 million maturing in 2008 and Series B Notes in the amount of $125.0 million maturing in 2028. The Series A Guaranteed Senior Notes bear interest at a fixed rate of 8.25% per annum and the Series B Guaranteed Senior Notes bear interest at a fixed rate of 9.25% per annum. The Notes are guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional. Under the terms of the Notes, we must comply with certain financial covenants that prohibit us from incurring indebtedness unless the pro forma ratio of earnings before interest, taxes, depreciation and amortization to consolidated interest expense would be equal or greater than 2.5:1. During 2000, we purchased and cancelled $58.8 million in principal amount of these Notes before maturity. On December 31, 2003 and 2002, the remaining balance due under these Notes was $441.2 million. We did not default on the terms of the Notes and therefore were not required to restructure the terms thereof.

        We issued our secured export notes (the "Secured Export Notes") in November 1995, October 1996 and August 1997. At December 31, 2002, our Secured Export Notes were divided into three series. Of the denominated Series C, D and E, approximately $189.6 million, $76.5 million and $207.2 million, respectively, was outstanding at December 31, 2003, under each such Series. At December 31, 2003, the total outstanding amount of Secured Export Notes was $473.2 million. After the restructuring, principal is now scheduled to be paid with respect to the Secured Export Notes periodically beginning June 25, 2004, until maturity on March 30, 2007, and interest is borne at rates of 11.01%, 11.18% and LIBOR + 3.75%.

        On August 21, 1996, we entered into a long-term export finance credit agreement with Société Générale and the Export-Import Bank of the United States in the amount of $21.3 million. Mexcobre and Immsa previously were guarantors of this loan. At December 31, 2002, $7.6 million was outstanding under this credit agreement. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On June 15, 1998, we entered into a long-term credit agreement with Export Development Corporation for up to $75 million to finance the purchase of Canadian-made assets for the construction of a copper and precious metals refining plant owned by Mexcobre and other assets for the subsidiaries. $60.7 million has been drawn under this credit agreement. Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional previously guaranteed this loan. At December 31, 2002, $40.0 million was outstanding under this agreement. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On October 6, 1998, we entered into a long-term syndicated loan from Bank of America in the amount of $130 million. Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional previously guaranteed this loan. At December 31, 2002, $104.5 million (including $0.5 million of interest payable) was outstanding under this loan. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On June 9, 2000, we entered into a syndicated loan arrangement with Bank of America, as agent, in the amount of $100 million. The loan previously was guaranteed by Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional. On September 10, 2001, the revolver credit balance was prepaid and only the letters of credit remained outstanding. At December 31, 2002, $39.8 million remains outstanding under the letters of credit. These letters of credit are divided into three amounts of $21.0 million, $11.3 million and $7.5 million, bear interest at the rate of Prime plus 2.0% per annum and mature in 2003. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On February 6, 2001, we entered into an unsecured loan agreement with Bank of America in the amount of $11 million in order to acquire foreign goods. The guarantors of this loan were Mexcobre, Immsa, Mexcananea, Mimenosa and Minerales y Minas Mexicanas, S.A. de C.V. At December 31, 2002, $7.7 million was outstanding under this agreement. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On February 6, 2001, we entered into two export-related loan agreements with Bank of America and Export-Import Bank of the United States in the amounts of $49.9 million and $21.4 million, respectively, to finance the acquisition of foreign capital goods, equipment and spare parts. To date, the Company has drawn $22.3 million of the first loan and the entire available balance of the second one. The guarantors of these loans were Mexcobre, Immsa, Mexcananea, Mimenosa and Minerales y Minas Mexicanas, S.A. de C.V. At December 31, 2002, $36.7 million was outstanding under these agreements. These debt obligations were restructured in accordance with the terms of our restructuring on April 29, 2003.

        On August 10, 2001, we entered into a revolving credit agreement with Banco Nacional de Comercio Exterior, S.N.C., in the amount of $50 million. The guarantors of this loan previously were Mexcobre, Immsa, Mexcananea and Mimenosa. At December 31, 2002, $50 million was outstanding under this credit agreement. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        On August 30, 2001, we entered into a long-term loan agreement with The Bank of Nova Scotia in the amount of $100 million. The guarantors of this loan previously were Mexcobre, Immsa, Mexcananea, Mimenosa and Minera México Internacional in addition to the corporate guarantee of Grupo México. At December 31, 2002, $102.2 million was outstanding under this agreement. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

        In 2002, Siemens Financial Services GMBH, and West LB AG commenced legal action against Mexcobre for failure to pay under an agreement related to the purchase of an electrolyte cathode in the amount of $20 million. This debt obligation was restructured in accordance with the terms of our restructuring on April 29, 2003.

Terms of the Restructuring

        The following are general descriptions of certain covenants that we are required to satisfy according to the terms of the restructuring: (i) our net consolidated working capital, defined as current assets less current liabilities, may not be less than $170 million in 2003, $180 million in 2004, and $190 million in 2005 and thereafter; (ii) as of the quarter ended March 31, 2004, our interest coverage ratio, defined as income from operations before depreciation and amortization and other non-cash items included in the calculation of income from operations, less scheduled capital expenses and scheduled capitalized stripping, divided by the projected interest expense for the next succeeding twelve months, may not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 in 2006; (iii) as of the quarter ended March 31, 2004, our debt coverage ratio, defined as income from operations before depreciation and amortization and other non-cash items included in the calculation of income from operations, less scheduled capital expenses and scheduled capitalized stripping, divided by scheduled principal payments and projected interest expense for the next succeeding twelve months, may not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 in 2006; (iv) as of the quarter ended March 31, 2004, the total debt to net capitalization ratio, defined as total debt divided by net capitalization, may not be less than 2.3 in 2004, 2.6 in 2005 and 2.6 in 2006; and (v) we and our subsidiaries may not incur any liabilities other than permitted debt, which may not exceed $30 million.

        In addition, the restructured debt contains the following mandatory prepayment provisions: (i) when excess cash flow (i.e., income from operations before depreciation and amortization and other non-cash items included in the calculation of income from operations (plus net proceeds from asset dispositions otherwise not included and interest earned), after permitted capex, permitted capitalized stripping, certain proceeds from asset sales, interest paid, amortization, taxes, severance payments, employee statutory profit-sharing (PTU), and certain amounts resulting from sales of metals in excess of certain prices) exceeds established amounts, 50% of such surplus amount allocated to the Company will be distributed to the holders of each of Tranche A and Tranche B of our restructured debt; (ii) when the prices of copper, zinc and silver exceed $0.88 per pound, $0.485 per pound, and $5.00 per ounce, respectively, we will pay an amount equal to 75% of the excess cash flow generated by the sales of such metals at the higher metal price, which will be applied first, to the amortization of Tranche B, then to the amortization of Tranche A; (iii) when our net surplus working capital exceeds $240 million, 100% of the surplus will be used first, to amortize Tranche B, then to the amortization of Tranche A; or (iv) when the value of sales of specified assets exceeds $81 million, 100% of the proceeds will be used first, to amortize Tranche B, then to the amortization of Tranche A.

Security Agreements

        To secure our obligations under the Common Agreement, a security agreement (the "Mexican Security Trust Agreement") was executed by and among us, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, Minerales y Minas Mexicanas, Americas Mining Corporation, Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por A., S.A. and México Compañía Inmobiliaria, S.A., each as a grantor, and GE Capital Bank, S.A., Institución de Banca Múltiple and GE Capital Grupo Financiero, as trustees. In addition, a separate security agreement (the "U.S. Security Agreement" and together with the Mexican Security Trust Agreement, the "Security Agreements") was executed by and among us, Immsa, Minera México Internacional, Inc., Mexcobre, Mimenosa, Mexcananea, Mexarco, Minerales y Minas Mexicanas, Compañía de Terrenos e Inversiones de San Luis Potosí, S.C. por A., S.A., Mexico Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. de C.V., each as a grantor, and HSBC Bank USA, as the shared payment and collateral agent.

        Pursuant to the terms of the Mexican Security Trust Agreement, the grantors pledged certain property to the trustees of the trust created thereunder, including the following: (i) the amount of Ps. 25,000, which will be deposited in a trust account; (ii) real property, tangible movable assets and intangible assets; (iii) the shares representing our common stock, held by Americas Mining

Corporation, and exploitation concessions (pursuant to the Mining Law and the restrictions imposed by the Economy Department); (iv) any of such assets previously described and additional shares acquired after the execution of the Mexican Security Trust Agreement transferred to the trust pursuant to the terms of the Mexican Security Trust Agreement; (v) any securities or other instruments acquired with proceeds resulting from a foreclosure procedure of the trust assets; (vi) any amounts kept in the trust account at any time; and (vii) any other assets that may be transferred to the trust.

        Pursuant to the terms of the U.S. Security Agreement, the grantors pledged the following to the shared payment and collateral agent thereunder: (i) all inventory that is located in the United States consisting of copper cathodes, copper rod, copper anode, and other copper or metal products, and any records, bills of lading or other documents relating thereto; and (ii) all deposit accounts and securities accounts, together with all monies, credit balances and investments held therein or credited thereto, and any and all agreements establishing such accounts (collectively, the "Collateral"). The Collateral shall not include any properties, assets and rights to the extent such properties are subject to the Mexican Security Trust Agreement.

        As a result of the Security Agreements, we have effectively pledged substantially all of our assets as collateral in connection with our restructured indebtedness. The Notes have been secured on a pari passu basis pursuant to the provisions of the Notes.

Impact of New U.S. GAAP Accounting Standards

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with "Exit or Disposal Activities'," which will be required to be effective for exit or disposal activities that are initiated after December 31, 2002. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." We adopted the provisions of SFAS No. 146 on January 1, 2003, which did not have a material effect on our financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. We do not expect that the adoption of FIN 45 will have a material impact on, our financial position, results of operations or cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statement", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all companies that hold a variable interest in a variable interest entity created after January 31, 2003. For a variable interest held by us in a variable interest entity created before February 1, 2003, we will apply the provisions of FIN 46 no later than the end of the first annual reporting period beginning after June 15, 2003. We are evaluating the effect of FIN 46 on our financial position, results of operations or cash flow.

        In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS No. 149 will be effective for contracts entered into or modified after June 30, 2003, except as stated below, and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of this statement should be applied prospectively. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. We adopted SFAS No. 149 in 2003, which did not have a material effect on our financial position, results of operations or cash flow.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 aims to eliminate diversity in practice by requiring that the following three types of financial instruments be reported as liabilities by their issuers:

  •
  Mandatorily redeemable instruments (i.e., instruments issued in the form of shares that unconditionally obligate the issuer to redeem the shares for cash or by transferring other assets);

  •
  Forward purchase contracts, written put options, and other financial instruments not in the form of shares that either obligate or may obligate the issuer to settle its obligation for cash or by transferring other assets; and

  •
  Certain financial instruments that include on obligation that (1) the issuer may or must settle by issuing a variable number of its equity shares and (2) has a "monetary value" at inception that (a) is fixed, (b) is tied to a market index or other benchmark (something other than the fair value of the issuer's equity shares), or (c) varies inversely with the fair value of the equity shares; for example, a written put option.

Until now, these types of instruments have been variously reported by their issuers as liabilities, as part of equity, or between the liabilities and equity sections (sometimes referred as "mezzanine" reporting) of the balance sheet. The provisions of SFAS 150 are effective for financial instruments for the first fiscal period beginning after December 15, 2003. We adopted SFAS No. 150 in July 2003, which did not have a material impact on our financial position, results of operations or cash flow.

Off-Balance Sheet Arrangements

        We have not entered into any material off-balance sheet arrangements as defined by SEC rules.

TREND INFORMATION

        As described under Item 4. "Information on the Company—Business Overview" and Item 5. "Operating and Financial Review and Prospects—Operating Results," the most significant trend affecting our results of operations currently and during the past few fiscal years is the depressed market prices for metals and metal products we sell. See Item 3. "Key Information—Risk Factors—Certain Factors Relating to Our Business." This trend was reversed during the last two quarters of 2003 and the first two quarters of 2004 as a result of the financial restructuring of the Company that resulted in the availability of the cash previously retained in collateral accounts. We are unable to predict the possible impact on cash costs of production, and therefore on gross profit, of changes in rates of inflation relative to the exchange rate of the peso compared to the U.S. dollar. See Item 4. "Information on the Company—Business Overview—Cash Cost of Production in Terms of Copper."

        On May 28, 2003, Grupo Minero México and we held extraordinary shareholders' meetings approving our merger with and into Minera México. The merger between Grupo Minero México and us was effective as of October 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our significant contractual obligations (as defined by Section 13(j) of the Securities Exchange Act of 1934, as amended) as of December 31, 2003 (expressed in millions of dollars):

	Payment due by Period
	Total	2004	2005 to 2006	2007	2008 and Thereafter
Long-term debt	1,322.2	55.3	188.0	637.6	441.2
Pension-related liabilities	28.3	14.5	2.5	1.3	10.0
Deferred income taxes and employee statutory profit-sharing(1)	194.4	59.9	134.5
Take-or-pay contracts(2)	11.5

(1)
Deferred income taxes are estimated and not certain; the actual amount will be determined on the basis of future taxable income.

(2)
Our take-or-pay contracts include contracts for electricity ($6.1 million) and contracts for natural gas ($5.4 million) representing take-or-pay minimum purchase obligations incurred with the Comision Federal de Electricidad and purchase obligations for natural gas with Pemex, respectively, including applicable estimated penalties.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

        Our Board of Directors currently consists of twenty directors. Each director's term of office lasts for one year and each is elected at the annual meeting of shareholders. Our directors do not have any compensation or service agreements. We currently do not have alternate directors (although C.P. Eduardo Gonzalez Gomez is our alternate examiner). The current directors are as follows:

Name	Position	Years as Director
Germán Larrea Mota-Velasco	Chairman	23
Genaro Larrea Mota-Velasco	Vice-President	19
Juan I. Gallardo Thurlow	Independent Director	15
Rómulo O'Farrill Jr.	Independent Director	38
Claudio X. González	Independent Director	14
José Mendoza Fernández	Independent Director	31
Prudencio López Martínez	Independent Director	25
Antonio Madero Bracho	Independent Director	3
Luis Téllez Kuenzler	Independent Director	3
Agustín Santamarina V.	Independent Director	15
Emilio Carrillo Gamboa	Independent Director	1
Oscar González Rocha	Non-independent Director	23
Xavier García de Quevedo Topete	Non-independent Director	21
Alfredo Casar Pérez	Non-independent Director	8
Valentín Diez Morodo	Independent Director	—
Fernando Ruiz Sahagun	Independent Director	—
Rolando Vega Iñiguez	Independent Comisario	25
Eduardo González Gómez	Alternate Comisario Non-independent	2
Agustín Santamarina V.	Secretary Independent Director	15
Armando F. Ortega Gómez	Alternate Secretary Non-independent	3

        Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Oscar González Rocha, Xavier García de Quevedo Topete, Alfredo Casar Pérez and Armando F. Ortega Gómez are officers or employees of Grupo México, Southern Peru Copper Corporation, Minera México and Grupo Ferroviario Mexicano. The remaining directors are not affiliated with Minera México, Grupo México or Southern Peru Copper Corporation. Germán Larrea Mota-Velasco and Genaro Larrea Mota-Velasco are brothers. Juan I. Gallardo Thurlow is their brother-in-law.

        Each of our executive officers is appointed for an indefinite term. Our executive officers are as follows:

Name	Current Position	Years in this Position	Years as an Employee
Germán Larrea Mota-Velasco	Executive President	13	14
Xavier García de Quevedo Topete	President and General Director (Minera México)	3	8
Daniel Chávez Carreón	General Director Operations (Minera México)	3	23
Julian Chavira Quintana	Director—Mining Units Operations (IMMSA)	3	5
Arturo Bermea Castro	Director—Metallurgical Operations, Coal and Coke	13	40
Héctor Nieto Castilla	Director—Finance	—	2
Alfonso González Schiavon	Director—Human Resources	4	4
Manuel Calderón Cárdenas	Director—Planning and Control of Mining Operations	14	36
Ruben Tello Flores	Director—Mining Operations (Mexcobre)	11	44
Isaac López Arzola	Director—Mining Operations (Mexcananea)	8	29
Mario Vinageras Barroso	Corporate Director—Commercial	3	28
Agustín Avila Martínez	Director—Controller	3	16
Ligia Sandoval Parra	General Counsel	1	8

        There are no arrangements by or between any persons whereby such person was elected or designated as one of our officers or directors.

        Set forth below is a summary of the principal business activities of our directors and executive officers in addition to those performed on our behalf.

        Germán Larrea Mota-Velasco.    Executive President. Mr. Germán Larrea has been the Chairman and Chief Executive Officer of Grupo México since 1994 and Minera México since its incorporation. Prior to 1994, Mr. Larrea was the Executive Vice President of Grupo México S.A. de C.V., a position that he assumed in December 1989. Mr. Larrea also serves as a Director of the Board of Grupo México, a position that he has held since 1981, and as a director of Minera México, Asarco and of Southern Peru Copper Corporation, a majority-owned public subsidiary of Asarco ("SPCC"). Mr. Larrea is also Chairman of the Board and Chief Executive Officer of Compañía Perforadora México and México Compañía Constructora. Mr. Larrea founded Grupo Impresa in 1978 and was a Chief Executive Officer until 1989 when that company was sold. Mr. Larrea is also a member of the Board of Directors, Grupo Televisa, ING Seguros Comercial América, and Perforadora México.

        Juan Sánchez-Navarro Peón.    Vice President of Grupo Modelo, S.A. de C.V. since 1993. Chairman of Banco Internacional, S.A. from July 22, 1992 to April 23, 1997. Chairman of Grupo Financiero Bital, S.A. de C.V. from July 22, 1992, to April 23, 1997. Director since 1994.

        Carlos Girón Peltier.    Retired in 1995. Director since 1994. Mr. Girón passed away on March 8, 2003.

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

        Xavier García de Quevedo Topete.    Mr. García de Quevedo has been President and General Director of Minera México since September 2001. Mr. García de Quevedo was President and Chief Operating Officer of Asarco from January 2000 to August 2001 and Director of Asarco since November 1999. Mr. Garcia de Quevedo was Managing Director of Grupo Ferroviario Mexicano, S.A. de C.V. and Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999 and Managing Director for Exploration and Development at Grupo México from 1994 to 1997. He has been a member of the Board of Directors of Grupo México since 1998 and Director of SPCC since November 1999.

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

        Manuel Calderón Cárdenas.    Director—Planning and Control of Mining Operations. Mr. Calderón joined Immsa as Chief Engineer in 1956 and assumed his current position in January 1989. His responsibilities include the financial and economic valuation of new mining ventures, planning and scheduling of mine operations and analysis of capital and operations costs. Previously, he served as Mine Superintendent in 1965, Planning Department Manager in 1975 and Sub-director of the commercial department in 1982.

        José Julián Chavira Quintana.    Mr. Chavira has been a director of the North Zone Underground Mining Operation since September 1998 to February 2002. He has been the Mining Operations Director of Industrial Minera México, S.A. de C.V. from March 2002 to the present.

        Arturo Bermea Castro.    Mr. Bermea has worked for us since 1964. From 1972 to 1975 he was General Manager of the Chihuahua Plant. From 1976 to 1982, he was the Regional Manager for copper and lead plants. Since 1991, he has been Director of Metallurgical Operations, Coal and Coke.

        Héctor Nieto Castilla.    Mr. Nieto, has been Finance Director since March 2004. Previously, he was Corporate Finance Director of Grupo México (August 2002 to February 2004). Previously, Mr. Nieto held executive positions at BBVA-Bancomer, Chase Manhattan Bank and Citibank.

        Alfonso González Schiavón.    Mr. González has been the Human Resources Director since February 2000. Previously, he was Corporate Director of Grupo Transportación Marítima Mexicana, S.A., de C.V. from July 1995 to February 2000.

        Rubén Tello Flores.    Mr. Tello is Director—Mining Operations, Mexcobre. He has served in his current position since 1993. He was Manager of Operations at Mexcobre from 1990 to 1993 and Superintendent of Concentrators at Mexcobre from 1980 to 1990. Mr. Tello joined Immsa in 1960 and has served in several positions in the operating areas.

        Isaac López Arzola.    Mr. López has been Managing Director of Mexcananea since March 1, 2000. Previously, he was Director of Operations at Mexicana de Cananea from November 1, 1996, to February 29, 2000. He has worked for different companies of the group since August 1, 1975.

        Mario Vinageras Barroso.    Mr. Vinageras is the Corporate Director—Commercial of Grupo México since June 1, 2000. He has also been Commercial Managing Director for Minera México since September 1994 and Commercial Vice President for Southern Peru Copper Corporation since April 2002.

        Agustín Avila Martínez.    Mr. Avila has been the Director—Controller since March 2000. From November 1993 until March 2000 he was Deputy Controller and from September 1988 until November 1993 he was General Controller of Mexcobre and Mexcananea.

        Ligia Sandoval Parra.    Ms. Sandoval was recently appointed General Counsel of Minera México. From June 2000 to June 2003, she was Deputy Legal Director at Grupo México. She has held other positions at Grupo México since 1996.

COMPENSATION

        For the year ended December 31, 2003, the aggregate compensation paid and benefits in kind granted to our directors and officers for services in such capacities by us and our subsidiaries was approximately $3.6 million. Such compensation includes such persons' benefits realized under our Employee Stock Purchase Plan (as defined below).

        The total amount set aside and accrued by our subsidiaries and us in 2003 to such persons to provide retirement, pension or similar benefits was $1.9 million.

BOARD PRACTICES

        The management of our business is vested in the Board of Directors. Our by-laws provide that our shareholders elect our directors and may elect up to an equal number of alternate directors. Alternate directors, if appointed, are authorized to serve on the Board of Directors in place of directors who are unable to attend meetings. Directors and alternate directors are elected at the General Ordinary Stockholders' Meeting for a one-year term. We have not appointed alternate directors. We have not entered into any service or employment contracts with any of our directors and executive officers.

        The examiner reports to the shareholders at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors and generally reviews our affairs. Generally, examiners are also authorized (i) to call ordinary or extraordinary shareholders' meetings, (ii) to place items on the agenda for meetings of shareholders or the Board of Directors and (iii) to attend meetings of shareholders or the Board of Directors (without the right to vote). Examiners also receive monthly reports from the Board of Directors regarding material aspects of our affairs, including our financial condition. Rolando Vega Íniguez has been our examiner for 25 years, and C.P. Eduardo González Gómez has been the alternate examiner for two years.

Committees of the Board of Directors

  Executive Committee

        Minera México's by-laws establish the Executive Committee of the Company's Board of Directors. The chairman and secretary of the Executive Committee are the same persons holding such positions on the Board of Directors. The resolutions of the Executive Committee must be approved by the affirmative vote of the majority of the members attending the relevant session. In case of a tie, the member heading the session will have the determining vote. The Executive Committee meets on the dates and with the frequency as it determines in the first meeting to be held during each year, or, when called by its chairman, any of two members or the statutory auditor. The Executive Committee is not allowed to delegate its powers to any person, but may grant general and special powers if necessary and appoint the persons or delegates that must execute its resolutions.

        The powers and duties of the Executive Committee are:

  1)
  General powers for suits and collections with all the general and special powers which may require a special clause pursuant to provisions set forth in the first paragraph of Article two thousand five hundred and fifty-four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including the Federal District. The powers and duties of the Executive Committee also include, without limitation, the power to: dismiss action voluntarily, even in amparos, settle by compromise, submit to arbitration; ask and answer questions; make cessions of properties; challenge judges, and execute all acts determined by law and to represent the Company before judicial, administrative, criminal, civil and all other nature of authorities, including labor authorities and labor courts, with the capacity to file suits and complaints, grant pardons, as plaintiff or take appropriate actions in criminal proceedings;

  2)
  General powers to execute managerial acts in accordance with the second paragraph of Article two thousand five hundred and fifty-four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including the Federal District;

  3)
  General powers to freely appoint and remove the managing director and any other director and general or special manager, as well as other executive officers, attorneys-in-fact, agents and employees; determine their powers and duties, working conditions, and remunerations;

  4)
  General powers to execute acts of domain, without any limitation, under the terms of the third paragraph of Article two thousand five hundred and fifty-four of the Federal Civil Code in force and in all relevant articles of the Civil Codes of all the States of the Mexican Republic including Federal District;

  5)
  To issue, draw, subscribe to, endorse and otherwise negotiate all kinds of credit instruments under the terms of Article Nine of the General Law of Credit Instruments and Operations;

  6)
  To open and cancel bank accounts as well as to make deposits and draw against them and appoint persons that will be able to draw against them, and confer on these persons specific powers;

  7)
  To establish branches and agencies of the Company in any part of the Mexican Republic or abroad; and

  8)
  To confer, grant, revoke or cancel general or special powers, granting substitution faculties, except for those faculties which exercise corresponds in an exclusive way to the Board of Directors by law or statutory provisions, always reserving for itself the exercise of its capacities.

        The Executive Committee also reports to the Board of Directors on the activities it has undertaken in a yearly manner, or, at any other time at its discretion.

Members of the Executive Committee appointed at the General Ordinary Stockholders' Meeting of April 30, 2004
Name	Current Position
Germán Larrea Mota-Velasco	Non-Independent Member
Claido X. González	Independent Member
Antonio Madero Bracho	Independent Member
Luis Téllez Kuezler	Independent Member
Agustín Santamarina V.	Independent Member

        Armando F. Ortega Gómez also attends the executive committee meetings as its secretary.

  Audit Committee

        The Audit Committee is composed of the three independent members appointed at the General Ordinary Stockholders' Meeting. Each member of the Audit Committee is appointed for a term of one year or until its successor is appointed.

        The Audit Committee is responsible primarily for overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee assists the Board in the selection of independent auditors whose appointment is subject to an affirmative vote of the shareholders at the annual general meeting of shareholders and reviewing the scope of external audit services. The Audit Committee also provides support to the Board of Directors of the Company in supervising the correct application of Generally Accepted Accounting Principles, reviewing compliance with internal control, risk management and risk audit systems, reviewing the annual and quarterly financial statements of the Company and monitoring the qualifications, independence and performance of the external auditors as well as the integrity of the preparation of individual and consolidated audits.

        The responsibilities of the Audit Committee include in addition to the foregoing the following:

  a)
  review of the Company's annual financial reports and financial statements and report to the Board of Directors on related matters;

  b)
  review related party transactions as established by Article Fourteen Bis Three, Part IV, Subparagraph d). Stock Market Law;

  c)
  assist in the engagement of independent experts for opinions or advice concerning transactions referred to in Article Fourteen Bis Three, Part IV, Subparagraph d) in respect of fairness opinions or reaching similar conclusions regarding the price of a public offer or share tender as provided by the Tenth Article of the Company by-laws; and

  d)
  address any other issue not prohibited by Mexican law or the statutory provisions reserved for the Ordinary General Stockholders' Meeting or the Board of Directors.

        The Audit Committee reports annually to the Board of Directors about activities or any other act material to the Company.

        Members of the Board of Directors and the Statutory Advisor attending meetings of the Audit Committee, and in any case, members of the Audit Committee, must report to other Directors, Committee members and to the Board of Directors any transaction in which they have an interest in conflict with the Company and recuse themselves from any deliberation and decision concerning any such transaction.

Members of the Auditing Committee appointed at the General Ordinary Stockholders' Meeting of April 30, 2004
Name	Current Position
Agustín Santamarina V.	Independent Member
Emilio Carrillo Gamboa	Independent Member
Fernando Ruíz Sahagún	Independent Member

        Armando F. Ortega Gómez also attends the meetings of the Audit Committee as its secretary and C.P. Rolando Vega Iñiguez as the Examiner of the Company.

  Compensation Committee

        In accordance with Mexican law, the Board of Directors has established a Compensation Committee responsible for recommending, evaluating and approving compensation for the Company's principal key officers and employees evaluating their performance and making recommendations to the Board of Directors relating to management compensation generally.

        The Compensation Committee meets at least once a year and at any other time at the request of any two members of the Board of Directors or Compensation Committee, and of the Human Resources Director. Any other member of the Board of Directors is allowed to participate in its meetings.

        The Compensation Committee is also authorized to investigate any activity within the scope of its functions and has the authority to obtain any information from any officer and/or employee and access to external legal advisors of the Company and/or its subsidiaries, if necessary.

        The responsibilities of the Compensation Committee include, in addition to the foregoing, the following:

  1)
  evaluating performance and development of key officers and employees for the Company and/or subsidiaries;

  2)
  coordinating operations of the Company's and/or its subsidiaries' Human Resources Division in order to foster development and implementing the necessary human resources functions;

  3)
  creating or reviewing operating guidelines and rules through which benchmarks and standards are established for the evaluation of the key officers and employees' performance and development;

  4)
  proposing and recommending to the Board of Directors on the basis of the appraisals made, the compensation and/or benefits to be granted to key officers and employees of the Company and/or its subsidiaries;

  5)
  surveilling fulfillment of applicable legal provisions and of the covenants and offers made through the labor agreements entered into by the key officers and employees of the Company and/or its subsidiaries; and

  6)
  presenting proposals and making recommendations to the Board of Directors upon request.

Members of the Compensation Committee appointed at the General Ordinary Stockholders' Meeting of April 30, 2004
Name	Current Position
Germán Larrea Mota-Velasco	Non-Independent Member
Agustín Santamarina V	Independent Member
Prudencio López Martínez	Independent Member

        Armando F. Ortega Gómez also attends the meetings of the Compensation Committee as its secretary.

EMPLOYEES

        At December 31, 2003, we had 9,147 employees, of whom 6,019 were in mining operations, 2,708 were in processing operations and 420 were at headquarters. The size of our workforce has generally been stable, although steadily declining since 1994. We have generally negotiated workforce reductions with representatives of the labor union in exchange for severance compensation. As a result of the strike at the Cananea mine, however, the Cananea Unit laid off approximately 1,000 union and non-union employees during the months of February, March and April 1999.

        We have undertaken a number of measures to improve labor productivity at our facilities, including simplification of job categories, increased flexibility and establishment of worker productivity incentives.

        Approximately 75% of our labor force at December 31, 2003, were members of the Sindicato Nacional de Trabajadores Minero Metalúrgicos y Similares de la República Mexicana, A.C. (the "National Mine Workers Union" or the "Union"). Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. We conduct negotiations separately at each mining complex and each processing plant.

        Between April 9, 2003, and June 10, 2003, we conducted salary and contract negotiations at the San Luis Potosí Copper smelter, the Charcas mine, the Santa Bárbara mine, the Taxco mine and the Nueva Rosita Plant. However, we have not as yet been able to finalize these negotiations due to delays by the National Mine Workers Union in connection with an interunion conflict at the Immsa Electrolytic Zinc Plant. We do not anticipate a strike by the Union in connection with these negotiations.

        We have recently experienced labor unrest that has affected our operations. Notwithstanding this occasional labor unrest, we regard our present relations with our employees as satisfactory.

        On January 20, 2003, approximately 1,117 members of the Union went on strike at the Mexcananea's Cananea mine in the state of Sonora, alleging a violation of their collective bargaining agreement. This strike was resolved on February 5, 2003.

        On October 30, 2002, approximately 453 members of the Union went on strike at Immsa's Electrolytic Zinc Plant, in the state of San Luis Potosí, alleging a violation of their collective bargaining agreement. This strike was resolved before the Mexican Ministry of Labor declared the strike illegal on November 14, 2002.

        On June 3, 2002, approximately 1,256 members of the Union went on strike at Mexcananea's Cananea mine in the state of Sonora alleging a violation of their collective bargain agreement. This strike was resolved on June 9, 2002, and Mexcananea and the Union agreed to a 5.25%, salary increase and a reclassification of the categories of employees that implied an increase in the maximum salary per category of 4.75%.

        On June 3, 2002, approximately 280 members of the Union went on strike at Immsa's Nueva Rosita Plant, in the state of Coahuila, as a result of a disagreement in the manner in which raises were to be determined during 2002. This strike was resolved on June 8, 2002, and Immsa and the Union agreed to a 5.25% salary increase and a reclassification of the categories of employees that implied an increase in the maximum salary per category of 4.75%.

        On March 5, 2002, approximately 212 members of the Union went on strike at Immsa's Pasta de Conchos Unit, in the state of Coahuila, as a result of a disagreement in the manner in which raises were to be determined during 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        On March 5, 2002, approximately 531 members of the Union went on strike at Immsa's San Martín mine, in the state of Zacatecas, as a result of a disagreement in the manner in which raises were to be determined in the year 2002. This strike was resolved on April 4, 2002, and Immsa and the Union agreed to a 5.75% salary increase.

        On March 5, 2002, approximately 1,239 members of the Union went on strike at Mexcobre's concentrator mine, in the state of Sonora, as a result of a disagreement in the manner in which raises were to be determined in the year 2002. This strike was resolved on April 16, 2002, and Mexcobre and the Union agreed to a 5.75% salary increase.

        On March 7, 2002, approximately 468 members of the Union went on strike at the Immsa's Electrolytic Zinc Plant, in the state of San Luis Potosí, as a result of a disagreement in the manner in which raises were to be determined in the year 2002. This strike was resolved on March 19, 2002, and Immsa and the Union agreed to a 5.25% salary increase.

        Employees of the Mexcobre and Cananea Units reside in town sites at La Caridad and Cananea, respectively, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Employees of the Immsa Unit principally reside on the grounds of the mining or processing complexes in which they work and we have built approximately 900 houses and apartments for such employees. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town sites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and their families.

SHARE OWNERSHIP

        We offer eligible employees a stock purchase plan (the "Employee Stock Purchase Plan") through a trust that acquires shares of Grupo México for future sale to our employees, subsidiaries and certain affiliated companies. Our officers and directors are eligible to participate in the Employee Stock Purchase Plan. Sales are at the approximate fair market value of the shares at the date of sale, and the employees pay for such shares over periods extending to a maximum of eight years on an interest-free basis. The number of shares allotted to each eligible employee is determined by the employee's position.

        At June 25, 2004, our directors and executive officers as a group, owned 3,714,337 shares of our common stock pursuant to the Employee Stock Purchase Plan, representing a beneficial ownership of 0.429 percent.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        As of December 31, 2003, Americas Mining Corporation owned 761,215,659 capital shares, or 98.91% of our capital stock, and certain minority investors owned the remaining 8,388,687 capital shares, or 1.09%, of our capital stock.

        The shares of Grupo México, the indirect owner of 98.91% of Minera México, are listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange). A holding company controlled by the Larrea family, which includes Germán Larrea Mota-Velasco, Chairman of the Board, and Genaro Larrea Mota-Velasco, together with the holdings of various family members and of other stockholders who have supported the Larrea family, directly or indirectly may be deemed to control a majority of the capital stock of Grupo México.

RELATED PARTY TRANSACTIONS

        The principal transactions with affiliated companies and related parties in 2003, 2002 and 2001 were as follows:

	Description	2003	2002	2001
		(Millions of U.S. dollars)
Revenues:
Holding Companies:
Grupo México	Interest and miscellaneous services	0.8	0.4	0.2
Affiliated Companies:
Asarco and Southern Peru Copper Co.	Mineral concentrates and refined products sales, interest and miscellaneous services	6.3	2.3	19.0
Intermodal México, S.A. de C.V.			1.8
Expenses:
Holding Companies:
Grupo México	Interest	3.4	3.4	3.8
Americas Mining Corporation	Interest		0.1
Affiliated Companies:
Asarco and Southern Peru Copper Co.	Mineral concentrates and refined products purchases, interest and miscellaneous services	12.8	6.0	23.3
Ferrocarril Mexicano, S.A.	Freight services	13.8	17.7	17.6
Asarco	Purchase of fixed assets	1.4

        The Larrea family controls a majority of the capital stock of Grupo México, as described above, and has extensive interests in other businesses, including oil drilling services, construction and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the Larrea family concerning mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately $4.1 million in 2003 and $6.6 million in 2002. All of these transactions were conducted at arm's length under standard terms.

        We lend to and borrow from our affiliates from time to time to fund acquisitions and for other corporate purposes. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources" and Notes 8 and 12 to the Financial Statements. These financing transactions bear interest at market rates.

ITEM 8.    FINANCIAL INFORMATION

FINANCIAL STATEMENTS

        See our Financial Statements at Annex F, the financial statements of Mexcobre at Annex F-1, the financial statements of Mexcananea at Annex F-2 and the financial statements of Immsa at F-3.

OTHER FINANCIAL INFORMATION

Export Sales

        The volumes of total sales and export sales and export sales as a percentage of total sales for the periods indicated were as follows:

MINERA MÉXICO, S.A. DE C.V.
VOLUME SALES DISTRIBUTION 2001, 2002 AND 2003(1)

	2001			2002			2003
Metal Type	Total Sales	Export Sales	%	Total Sales	Export Sales	%	Total Sales	Export Sales	%
Copper	353,064	245,733	69.6%	279,673	132,565	47.4%	285,272	158,611	55.6%
Zinc	141,913	80,607	56.8%	126,499	63,882	50.5%	122,217	61,964	50.7%
Silver(2)	652,336	429,889	65.9%	499,572	195,832	39.2%	476,328	257,217	54.0%
Lead	34,214	2,634	7.7%	26,804	563	2.1%	22,211	1,022	4.6%
Gold(2)	2,116	1,016	48.0%	1,002	256	25.5%	1,037	517	49.9%

(1)
Metric tons except as noted.

(2)
Kilograms.

Legal Proceedings

Ejido

        In July 1991, the agricultural community of Pilares de Nacozari Ejido (the "Ejido") commenced an action (the "Amparo") in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the "Ministry"), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre's facilities are currently located, which land is adjacent to the land where the mine is located, was improper. Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Publicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

        The claim alleged by the Ejido states that the Ministry failed to notify one of three legal representatives of the Ejido of the expropriation. In 1994, the Mexican District Court Judge of Hermosillo granted the Amparo, ruling the expropriation by the Ministry legally void and in 1997 made a second ruling ordering the Ministry to return the land. As a result of the second ruling, Mexcobre filed an ancillary action alleging the impossibility of returning the land.

        There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo, before whom this matter is presently docketed, has twice before issued a ruling stating that it is impossible to return the land as a means of restitution. A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon. We believe, along with Mexcobre, that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial responsibility with respect to such compensation would not be material.

Coremi Royalties

        When Mexcobre originally received mining concessions related to its "La Caridad" unit in 1970, it was forced to pay royalties to the Council of Mineral Resources ("Coremi"). When the Mining Law came into effect in 1992, however, this obligation was abrogated. Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, however, has interpreted the inception of the Mining Law differently from us and Mexcobre and, in 1995, Coremi and Mexcobre initiated a series of legal actions that are still pending. In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, certain civilian actions, demanding from Mexcobre the payment of royalties due since 1997. Mexcobre answered and denied Coremi's claims in October 2002. We and Mexcobre believe that any such payment related to this matter would not be material to us or to Mexcobre.

La Caridad—Mining Concessions

        Since 1995, the Mexican Superintendent of Mining has requested proof from Mexcobre that it has satisfied its obligation to pay certain "discovery bonuses" allegedly due in connection with the grant of 13 mining concessions at La Caridad. If said proof is not provided, the Mexican Superintendent of Mining has threatened to cancel Mexcobre's concessions. Mexcobre has challenged these demands by filing a writ before a higher administrative body, in which Mexcobre states its "defenses" against the alleged claims and by filing an Amparo on May 2, 2003, with the Tenth District Federal Judge in Administrative Matters. Mexcobre believes that its obligation to make the demanded payments was abrogated when the Mining Law came into effect in November 1992, that the Mexican Superintendent of Mining confuses "bonuses" with "royalties" and that any claims related thereto are without merit.

        We are involved in various other legal proceedings incidental to our operations, but we do not believe that decisions in any such proceedings individually or in the aggregate would have a material adverse effect on our financial position and results of operations.

Dividend Policy

        We pay dividends to our stockholders out of funds legally available therefor as voted by Minera México at the annual meeting of stockholders. At our Stockholders' Ordinary General Meeting held on December 30, 2002, an in-kind dividend was declared, consisting of 662,467,000 shares of common stock of Mexcobre. The value of this in-kind dividend was equal to $1,304.3 million as of December 31, 2002, based on the accounting value of Mexcobre's common stock on that date. The first installment of this dividend was distributed on May 15, 2003, in the amount of 90,622,066 Mexcobre shares (0.13938 multiplied by 650,161,917, the number of shares of our common stock). The second installment of this dividend was cancelled as a result of our merger with and into Minera México. At our Stockholders' Ordinary General Meeting held on April 17, 1999, the stockholders approved the payment of $30.5 million. See Item 3. "Key Information—Selected Financial Data." We had not previously paid dividends since April 1996. Currently, the terms of our indebtedness limit our ability to pay dividends.

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

General

        We were incorporated on March 24, 1994, as a sociedad anónima de capital variable (corporation with variable capital) under the laws of Mexico. We are registered in the Registro Público de Comercio del Distrito Federal (Public Commercial Registry of the Federal District of Mexico) under file number 188,622. Our corporate domicile is Mexico City, Federal District and our principal administrative office is located at Avenida Baja California, No. 200, Col. Roma Sur, 06760 Mexico City, Federal District, México. Our corporate purpose, as set forth in our estatutos sociales, is to invest in companies generally engaged in the mining/metallurgical industry, including any activities related to that industry.

Administration (Board of Directors)

        We are administered by a Board of Directors. The number of directors is determined by the shareholders at the annual ordinary general shareholders' meeting. Members of our Board of Directors serve terms of one year and may be reelected. There is no requirement under our estatutos sociales or Mexican law that a director owns any of our shares. The majority of the members of our Board of Directors (including the president, delegated advisors and executive members, or those with equivalent functions) must be Mexican nationals. Our director or general manager must also be a Mexican national. Our estatutos sociales and Mexican law set no age limit for the retirement of directors. Our Board of Directors may act by a majority of the votes cast by members present. Minority shareholders with at least 25% of the outstanding shares have the right to elect one director and one alternate director. Mexican law requires that a director of a company must abstain from voting on any proposal, arrangement or contract in which that director has an interest contrary to that of the company.

Capital Stock

        At the Stockholders' Meetings held on March 17 and May 28, 2003, the stockholders agreed to issue 103,584,081 and 6,558,428 shares, respectively, of Series B, Class II stock to AMC for $111.5 million and a nominal value of $25.4 million.

        Issuance would be offered to the stockholders' in proportion to their shareholding percentage to subscribe and pay, in accordance with their preferential right, in the amount of Ps. 12.78 per each of the shares to which they are entitled, based on the number of shares held by each. The subscription price is practically equal to the book value of the shares, which represent the capital stock at the date of said Stockholders' Meeting.

        At December 31, 2003, the Company's capital stock amounted to $431.5 million, represented by 769,604,346 shares, of which 630,000,000 Class I shares correspond to the fixed portion and 139,604,346 Class II shares to the variable portion.

Dividend Rights

        Mexican law requires that we contribute 5% of after-tax profits, calculated at the end of each fiscal year, to a legal reserve fund until this fund reaches 20% of our social capital. After directing the amounts that by law must be distributed to our workers, the remaining amount is applied as our shareholders determine. All Series B Shares would share equally in any dividend. Dividends declared but not claimed for five years revert to us.

Changes in Capital Stock, Preemptive Rights and Redemption

        The fixed portion of our capital stock may only be increased or decreased by resolution at an extraordinary general shareholders' meeting and the subsequent amendment of the estatutos sociales. The variable portion of our capital stock may be increased or decreased by resolution of the shareholders at an ordinary general shareholders' meeting without amending the estatutos sociales. Increases or decreases in the fixed or variable portion of the capital must be recorded in our registry of capital variations.

        Increases in our paid capital may be made by the capitalization of retained earnings or surplus or by the issuance of additional shares in consideration for cash or in-kind payment. In the event of increases by the capitalization of retained earnings or surplus, each of the shareholders holding ordinary shares at the moment the increase is determined has the right to participate in the increase in proportion to their holdings. In the event of an increase in the capital stock by issuance of additional shares in consideration of cash or in-kind payment, shareholders will have preemptive rights to subscribe for new shares in proportion to their holdings. The subscription period for the exercise of preemptive rights is 15 days following the publication of a notice of the issuance of new shares in the Gaceta Oficial del Distrito Federal (Official Gazette of the Federal District). If after the 15-day period there remain shares not subscribed to in the exercise of preemptive rights, the Board of Directors may offer those unsubscribed shares to third parties.

        Decreases in capital may be made to absorb losses, to repay shareholders, to release shareholders from outstanding payments in connection with an increase of capital not fully paid or if shareholders exercise the right of withdrawal in Article 220 of the Mexican General Corporation Law. In no event may the social capital be reduced to less than the legal minimum. Decreases of capital to absorb losses are made proportionally (pro rata) to the fixed capital and to the variable capital, without the need to cancel shares. Article 135 of the Mexican General Corporation Law provides that in a decrease of capital to repay shareholders, the decision of which shares are to be cancelled must be made by a drawing held in the presence of a notary or licensed broker.

        In accordance with the terms of Article 136 of Mexican General Corporation Law, shares representing our capital stock are subject to redemption in connection with retained earnings. The redemption of shares must be approved by resolution of an extraordinary shareholders' meeting. In the case of redemption with retained earnings, the redemption shall be conducted pro rata among the shareholders, unless the shareholders determine otherwise.

Shareholders' Meetings

        Shareholders' meetings are either ordinary or extraordinary and, at such meetings, shareholders may exercise their powers under Articles 181 and 182 of the Mexican General Corporation Law. Ordinary shareholders' meetings take place at least once a year within the first four months after the end of the fiscal year. Extraordinary shareholders' meetings take place when called by our Board of Directors. In order for a general ordinary shareholders' meeting to be valid, at least 50% of the shares of the capital must be present. In order for a general extraordinary shareholders' meeting to be valid, at least 75% of the shares of the capital must be present or represented by proxy. The Board of Directors must publish a notice in the Gaceta Oficial del Distrito Federal or in a newspaper of general circulation in Mexico City at least 15 days before the date of either an ordinary or extraordinary shareholders' meeting. Shareholders may attend the general shareholders' meetings in person or by written proxy. Only shareholders registered in our shareholder registry may attend a shareholders' meeting. For purposes of establishing qualification to attend shareholders' meetings, the shareholders' registry will be closed five business days before each meeting. Resolutions may be adopted at ordinary shareholders' meetings by majority vote, while resolutions may be adopted at extraordinary shareholders' meetings by the favorable vote of the shareholders holding at least 50% of the outstanding shares.

MATERIAL CONTRACTS

        On April 28, 2003, Grupo Minero México and we held extraordinary shareholders' meetings approving the merger of Grupo Minero México with and into us. The merger between Grupo Minero México and us is effective as of October 1, 2003. The executed resolutions and accompanying merger agreement were registered on July 2, 2003, with the Mexican Public Registry of Commerce. Under Mexican law, the merger is effective with respect to third parties 90 days after the registration of the shareholders' resolutions and accompanying merger agreement with the Mexican Public Registry of Commerce.

        On April 29, 2003, we entered into a series of definitive agreements restructuring the terms of our indebtedness. The most significant of these agreements, the Common Agreement, was entered into by and among us, certain of our subsidiaries, as guarantors of our obligations thereunder, the SEN Holders, the Bank Lenders, HSBC Bank USA, as collateral agent for the SEN Holders, HSBC Bank USA, as shared payment and collateral agent for the SEN Holders and the Bank Lenders, Bank of America, as administrative agent for the Bank Lenders, and The Bank of New York, as the SEN Trustee. Our repayment obligations to the SEN Holders and the Bank Lenders are divided into two tranches (Tranche A and Tranche B), with payments of principal occurring periodically beginning on June 25, 2004, until maturity on March 30, 2007, for a total amount of $880.9 million, with a third tranche ("Tranche, C") which is applicable only in the event a make-whole amount becomes payable under the terms of the Common Agreement. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Liquidity and Capital Resources" and Exhibit 4(b) hereto.

        In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Amended and Restated Trust Indenture by and among us, certain of our subsidiaries, as guarantors of our obligations thereunder, certain financial institutions and Bank of America, N.A. as the administrative agent for the financial institutions, pursuant to which previous credit facilities entered into by us and our subsidiaries with the financial institutions were restructured. See Exhibit 4(c) hereto.

        In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the SEN Security Agreement by and among us, as guarantor, certain of our subsidiaries, as guarantors of our obligations thereunder, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1 and as SEN Trustee, and HSBC Bank USA, as collateral agent for the SEN Holders, pursuant to which we and certain guarantors pledged certain assets to such collateral agent as security for our indebtedness to the SEN Holders. See Exhibit 4(d) hereto.

        In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the U.S. Security Agreement by and among us, certain of our subsidiaries, as grantors of collateral, HSBC Bank USA, as shared payment and collateral agent and HSBC Bank, pursuant to which we and our subsidiaries pledged certain U.S.-based assets to the shared payment and collateral agent as security for the obligations thereunder. See Exhibit 4(e) hereto.

        In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Mexican Security Trust Agreement by and among us, certain of our subsidiaries, as grantors of collateral, GE Capital Bank, S.A., Institucion de Banca Múltiple and GE Capital Grupo Financiero, as trustee, pursuant to which we and certain guarantors pledged certain assets to the trustee as security for our obligations thereunder. See Exhibit 4(f) hereto.

        In connection with our restructuring and the Common Agreement, on April 29, 2003, we entered into the Amended and Restated Credit Agreement by and among us, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1 and as issuer of the secured notes and HSBC Bank USA, as collateral agent for the SEN Holders, pursuant to which our previously issued notes thereunder were restructured and reissued. See Exhibit 4(g) hereto.

EXCHANGE CONTROLS

        Except for the period from September through December 1982 during the Mexican liquidity crisis, the Mexican Central Bank has consistently made foreign currency available to Mexican private sector entities (such as us) to meet their foreign currency obligations. Nevertheless, in the event of renewed shortages of foreign currency, there can be no assurance that the Mexican Central Bank would continue to make foreign currency available to private sector companies or that foreign currency needed by us to service foreign currency obligations could be purchased in the open market without substantial additional cost.

        No assurance can be given that the Mexican government will not institute restrictive exchange control policies in the future. The imposition of such policies in the future could impair our ability to obtain imported goods and to meet our U.S. dollar-denominated obligations and could have a material adverse effect on our business and financial condition.

TAXATION

        The following summary contains a description of the principal U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of Notes by a holder that is an individual citizen or resident of the United States, a U.S. domestic corporation or partnership, an estate the income of which is subject to U.S. federal income tax regardless of source other than a foreign state, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or any holder of a Note whose income or gain with respect to its investment in such note is effectively connected with the conduct of a U.S. trade or business (a "U.S. holder"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase the Notes. In particular, this summary deals only with U.S. holders that will hold the Notes as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of our voting shares, nor does it address the situation of holders of the Notes who did not acquire such Notes as part of the initial distribution (except where otherwise specifically noted). Moreover, this summary deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the U.S. dollar.

        The summary is based upon tax laws of the United States and Mexico as in effect on the date of this Annual Report, including the provisions of the income tax treaty between the United States and Mexico (the "Tax Treaty"), which are subject to change and (except with respect to the Tax Treaty) possibly with retroactive effect. Holders of the Notes should consult their own tax advisers as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of the Notes including, in particular, the effect of any federal, foreign, state or local tax laws.

        For purposes of this summary, the term "non-resident holder" shall mean a holder that is not a resident of Mexico and that will not hold the Notes described in this Annual Report, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico.

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

Mexican Taxation

Taxation of Interest and Principal

        Under the Mexican Income Tax Law, payments of interest made by a Mexican issuer in respect of the Notes (including payments of principal in excess of the issue price of such Notes, which, under Mexican law, are deemed to be interest) to a U.S. holder will generally be subject to a Mexican withholding tax assessed at a rate of 15%. If the Notes are registered with the Special Section of the National Registry of Securities and Intermediaries (the "Registry"), the withholding tax rate will be 10%.

        Pursuant to the Mexican Income Tax Law, payments of interest made until June 30, 2001, by us in respect of the Notes to a non-resident holder that are subject to a withholding tax will be subject to a reduced 4.9% Mexican withholding tax rate (the "Reduced Rate") if (i) the effective beneficiary is a resident of a country which has entered into a treaty to avoid double taxation with Mexico, (ii) the requirements for the application of a lower rate established in the applicable treaty are satisfied, and (iii) the Notes are registered with the Registry. Under the Tax Treaty, non-resident holders that are U.S. holders may be eligible for the Reduced Rate. In the absence of legislation renewing the reduced rate of 4.9%, we believe that the withholding rate will be 10%.

        Pursuant to general tax rules issued by the Mexican Ministry of Finance and Public Credit (the "Special Rate Regulations"), in general, we are required to withhold Mexican tax at a 4.9% rate in respect of the entirety of each payment of interest so long as no more than 5% of such payment of interest is made to effective beneficiaries of such payment of interest that are (i) our shareholders that own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock, or (ii) corporations, more than 20% of whose stock is owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us, and certain other conditions are met. The Special Rate Regulations, together with other tax regulations, are promulgated on an annual basis, and there can be no assurance that the Special Rate Regulations will be extended beyond June 30, 2001.

        Apart from the Reduced Rate, other special rates of Mexican withholding tax may apply. In particular, under the Tax Treaty, the Mexican withholding tax rate is reduced to 4.9% (the "Treaty Rate") for certain holders that are residents of the United States (within the meaning of the Tax Treaty) under certain circumstances contemplated in this Annual Report.

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

        Under existing Mexican law and regulations, we will not subject a non-resident holder to any Mexican taxes in respect of payments of principal with respect to the Notes.

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

Other Mexican Taxes

        There are no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of the Notes by non-resident holders. There are no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of the Notes.

U.S. Tax Considerations

General

        A U.S. holder will treat the gross amount of interest and Additional Amounts (i.e., without reduction for Mexican withholding taxes) received in respect of the Notes as ordinary interest income from a non-U.S. source. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. holder will generally be treated as foreign income taxes eligible for credit against such U.S. holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. holder, for deduction in computing such U.S. holder's taxable income. For foreign tax credit purposes, during any period in which the Special Rate Regulations are in effect, as well as when the Treaty Rate is 4.9%, such income generally will constitute "passive income" or, in the case of certain holders, "financial services income." If the Mexican withholding tax rate applicable to the U.S. holder is 5% or more, however, such income generally will constitute "high withholding tax interest."

        The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits and the treatment of Additional Amounts.

        Foreign tax credits will not be allowed for foreign withholding taxes imposed in respect of certain short-term or hedged positions in securities. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

        Subject to the discussion of backup withholding below, a holder or beneficial owner of the Notes that is not a U.S. holder (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on interest income and Additional Amounts earned in respect of the Notes.

Taxation of Dispositions

        A U.S. holder generally will recognize gain or loss on the sale, redemption or other disposition of the Notes in an amount equal to the difference between the amount realized on such sale, redemption or other disposition (less any amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. holder's tax basis in the Notes. A U.S. holder's tax basis in the Notes generally will be its cost. Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the Notes have been held for more than one year, provided the Notes are held as capital assets. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 15%.

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

DOCUMENTS ON DISPLAY

        Our constituent documents, exhibits to this and previous Annual Reports and other documents referred to herein may be inspected at our main corporate office at Baja California 200, Col. Roma Sur 06760, Mexico City, Federal District, México.

SUBSIDIARY INFORMATION

        See the information set forth under Item 4. "Information on the Company—Organizational Structure."

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        In the normal course of business, we hold or issue various financial instruments that expose us to financial risks involving fluctuations in currency exchange rates and interest rates. Also, commodity price movements affect our metals business. We may use derivative financial and commodity instruments to manage these risks. All financial instruments held by us are for purposes other than trading.

        As part of a risk management strategy, we have established an independent risk management team. The function of this team is to monitor and manage our risk exposure. This team has developed a manual of policies and procedures for the use of derivatives as hedging instruments, reviewing limits, reports and authorization processes in order to monitor operations.

INTEREST RATE RISK

        Our exposure to interest rate risk relates primarily to our Secured Export Notes and bank debt obligations. Our strategy is to manage our interest rate risk through a combination of fixed and floating rate instruments. Currently, all of our debt is U.S. dollar- denominated. However, the interest rates have usually been more competitive for loans negotiated in U.S. dollars than in Mexican pesos. As of December 31, 2003, 54% of our total debt was based on fixed interest rates, and 46% on floating rates.

        All of our floating rate debt is based on LIBOR quotations plus the corresponding margin. Provided below is information regarding our debt obligations that are sensitive to changes in interest rates and we have assumed for the purposes of the chart below that all of our outstanding debt is current. We have seen some increase in the interest rate margin during the year.

        Prior to our restructuring, we made interest payments on all existing financial debt, but defaulted on some payments of principal. As a result, many of our financial instruments were capable of being accelerated. We did not hold any interest rate-sensitive derivative financial instruments during the year.

        The table below presents the interest rate risk exposure, including the principal cash flows and related weighted average interest rates by expected restructuring maturity dates. The fair value of long-term debt is based on the quoted market prices for the same or similar issues, as well as on the present value of future cash flows. The information in the table may not necessarily correspond with the Financial Statements.

	Expected Maturity Date
	2004	2005	2006	Thereafter	Total	Fair Value
	(millions of U.S. dollars, except percentages)
Fixed Rate Debt	$81.3	$86.3	$78.7	$461.1	$707.4	$832.2
Weighted Average Interest Rate(1)	9.81%	9.64%	10.09%	10.27%
Floating Rate Debt	$72.9	$102.8	$100.5	$338.6	$614.8	$678.3
Weighted Average Interest Rate(2)	5.73%	7.45%	8.97%	9.53%

(1)
Fixed interest rates shown are weighted averages as contracted.

(2)
Floating interest rates shown are based on forward semi-annual LIBOR curve plus weighted averages spreads for us.

FOREIGN EXCHANGE RISK

        We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than the Company's functional currency. To manage the volatility related to this risk, the Company may enter into forward exchange contracts. The Company has only had limited involvement with derivative instruments and does not use them for trading purposes. As of December 31, 2003, we did not hold any currency forwards.

        Although all of our sales are priced and invoiced in U.S. dollars, a substantial portion of our cost of sales (approximately 74% in 2003) is denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, our operating income is negatively affected. Nevertheless, when inflation in Mexico is lower than the devaluation of the peso, our operating income is positively affected.

COMMODITY PRICE RISK

        Our exposure to commodity price fluctuations relates primarily to copper, zinc and silver, as well as other industrial and precious metals we produce. Our selling prices depend principally upon market prices for metals, especially copper and, to a lesser extent, zinc and silver. Such prices can fluctuate widely and are beyond our control. Since the metals produced by us can generally be sold at prevailing market prices, our results of operations are highly sensitive to such prices. See Item 5. "Operating and Financial Review and Prospects—Operating Results—Commodity Prices."

        From time to time we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so when we believe the market presents the right conditions. Our policy is to enter into over-the-counter transactions with major international participants in the commodities options and futures markets. Hedging transactions may take the form of put options that effectively establish a minimum price for our sale of a specified volume of a metal, or they may take the form of swaps, forward sales or futures contracts that fix the price for a specified volume of a metal. We may also enter into combinations of transactions, with a view to establishing minimum prices for our metals products while preserving potential benefits if market prices increase. Our senior management committee, currently consisting of our Executive President, the president of finance and administration and the manager of risk management, makes decisions on each transaction and on hedging policy generally, to ensure that the risks and benefits have been appropriately evaluated.

        Depending upon market conditions, we may utilize swap contracts to hedge against adverse movements in the price of metals we produce. For example, swap contracts are sometimes used to fix the selling price of copper and zinc refined when we enter into a supply contract.

        The table below provides information about our inventory of metals that are sensitive to changes in commodity prices. The table presents the fair value based on spot prices as of December 31, 2003.

Inventory of Metals	Total (Tons)	Fair Value (millions of U.S. dollars)
Copper	38,612	$88.8
Zinc	19,069	19.2
Silver	201.2	38.5
Lead	17,188	12.7
Gold	.2	2.6

        See Item 5. "Operating and Financial Review and Prospects—Operating Results—Commodity Prices."

SENSITIVITY ANALYSIS

        A hypothetical, instantaneous change of 100 basis points in LIBOR applicable to our floating-rate financial assets and liabilities held at December 31, 2003, would have resulted in additional net financing expense of approximately $6.1 million for the year. This sensitivity analysis is based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        As a result of the decline in the market prices of the metals we produce during the past several years, in 2001 and 2002 we were not in compliance with certain debt covenants and were in default under certain payment obligations. On April 29, 2003, we entered into several definitive agreements through which we restructured the terms of our defaulted indebtedness. Although we are not aware of any existing default with respect to the terms of our indebtedness after the financial restructuring, changes in commodity prices may place significant strains on our results of operations and liquidity. As the market prices of the metals we produce is outside of our control, our restructuring may not result in any lasting improvement in our financial condition and liquidity. In addition, we continue to be exposed to the other risks enumerated in these "Risk Factors" even after the restructuring. There can be no assurance that we will be able to comply with the terms of our indebtedness or that we will not be in payment default in the future.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None reportable with regard to A through D.

ITEM 15.    CONTROLS AND PROCEDURES

  (a)    As of the end of the period covered by this annual report, we carried out an evaluation under the supervision and with the participation of our management, including our (i) President and General Director and (ii) Finance Director, of the effectiveness of our disclosure controls and procedures. Based upon and as of the date of our evaluation, our (i) President and General Director and (ii) Finance Director concluded that our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required; and

  (b)    There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's audit committee is comprised of three members each of whom has significant experience in analyzing and evaluating financial statements prepared in accordance with generally accepted accounting principles in Mexico, as well as U.S. GAAP, including an understanding of internal controls and procedures for financial reporting. Our Board of Directors has determined that Emilio Carrillo Gamboa is an audit committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B.    CODE OF ETHICS

        We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our code of business conduct and ethics may be obtained without charge, upon request. To request a copy of our code of ethics, please contact Jorge Pulido at Avenida Baja California No. 200, Roma Sur, México, D.F., C.P. 06760, telephone number 52-55-5564-5126.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Our external auditors are PricewaterhouseCoopers, S.C. ("PWC"). Prior to June 2003, our external auditors were Galaz, Yamazaki, Ruiz Urquiza, S.C. ("Galaz"), a member firm of Deloitte Touche Tohmatsu and prior to June 10, 2002, our external auditors were Ruiz Urquiza y Cia, S.C. ("Ruiz Urquiza"), a former member firm of Andersen Worldwide.

        PWC served as our external auditor for the fiscal year ended December 31, 2003, Galaz served as our external auditor for the fiscal years ended December 31, 2002 and Ruiz Urquiza served as our external auditor for the fiscal year ended December 31, 2001 for which audited financial statements appear in this Annual Report on Form 20-F.

        The following table presents the aggregate fees for professional services and other services rendered by PWC and Galaz for 2003 and 2002, respectively.

	Year ended December 31,
	2003	2002
	(thousands of U.S. dollars)
Audit Fees	356.7	543.3
Audit-Related Fees	68.3	56.2
Tax Fees	12.5	372.8

Total	437.5	972.3

        Audit Fees.    Audit fees in the above table for the years ended December 31, 2003 and December 31, 2002 are the aggregate fees billed by PWC and Galaz, respectively, in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory and regulatory audits.

        Audit-Related Fees.    Audit-related fees in the above table for the years ended December 31, 2003 and December 31, 2002 are the aggregate fees billed by PWC and Galaz, respectively, for financial accounting and reporting consultations.

        Tax Fees.    Tax fees in the above table for the years ended December 31, 2003 and December 31, 2002 are fees billed by PWC and Galaz, respectively, for services based upon existing facts and prior transactions in order to document, compute, and obtain government approval for amounts included in tax filings such as value-added tax return assistance, transfer pricing documentation and requests for technical advice from taxing authorities.

Audit Committee Pre-approval Policies and Procedures

        We have adopted pre-approval policies and procedures under which the engagement of our external auditors as well as all audit and non-audit services provided by our external auditors must be pre-approved by the audit committee as set forth in the audit committee's charter. Any service proposals submitted by external auditors need to be discussed and approved by the audit committee during its meetings, which take place four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

PART III.

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        Our financial statements are included in this Annual Report beginning at page 1 of Annex F.

  (a)
  Financial Statements of Minera México, S.A. de C.V. (Annex F)

    Reports of Independent Registered Accounting Firms

    Consolidated Balance Sheets as of December 31, 2003 and 2002

    Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

    Notes to Financial Statements

  (b)
  Financial Statements of Mexicana de Cobre, S.A. de C.V. (Annex F-1)

    Reports of Independent Registered Accounting Firms

    Consolidated Balance Sheets as of December 31, 2003 and 2002

    Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

    Notes to Financial Statements

  (c)
  Financial Statements of Mexicana de Cananea, S.A. de C.V. (Annex F-2)

    Reports of Independent Registered Accounting Firms

    Consolidated Balance Sheets as of December 31, 2003 and 2002

    Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

    Notes to Financial Statements

  (d)
  Financial Statements of Industrial Minera México, S.A. de C.V. (Annex F-3)

    Reports of Independent Registered Accounting Firms

    Consolidated Balance Sheets as of December 31, 2003 and 2002

    Consolidated Statements of Income (Loss) for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001

    Consolidated Statements of Changes in Financial Position for the years ended December 31, 2003, 2002 and 2001

    Notes to Financial Statements

ITEM 19.    EXHIBITS

Exhibit
4(a	)	Merger Agreement, dated May 28, 2003, among Minera México and Grupo Minero México (Translation from Spanish into English).(1)
4(b	)
Common Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., Bank of America N.A., as administrative agent to the bank holders, HSBC Bank USA, as shared payment agent and collateral agent, HSBC Bank, USA, as SEN collateral agent, The Bank of New York, as trustee for Grupo Mexico Export Master Trust No. 1, as SEN Trustee.(2)
4(c	)
Amended and Restated Trust Indenture, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., as issuer of the Borrower Notes, The Bank of New York, as trustee of Grupo Mexico Export Master Trust No. 1, as issuer of the Secured Notes and HSBC Bank USA, as SEN collateral agent.(3)
4(d	)
SEN Security Agreement, dated as of April 29, 2003, among Grupo Minero México, S.A. de C.V., as borrower, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as SEN Trustee, Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., as guarantors and HSBC Bank USA, as SEN collateral agent.(4)

4(e	)
U.S. Security Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., HSBC Bank USA, as shared payment agent and collateral agent, and HSBC Bank, USA, acting in its individual capacity.(5)
4(f	)
Mexican Security Trust Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Americas Mining Corporation, Minera México, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A. and México Compañía Inmobiliaria, S.A., collectively, as grantors, and GE Capital Bank, S.A., Institucion de Banca Múltiple and Capital Grupo Financiero, as trustees.(6)
4(g	)
Amended and Restated Credit Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., certain financial institutions as Bank Holders, and Bank of America N.A., as administrative agent.(7)
4(h	)
Credit Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a credit of U.S.$21,445,054 to finance the purchase of foreign capital goods.(8)
4(i	)
Facility Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a facility of U.S.$49,878,640 to finance the purchase of foreign capital goods, equipment and spare parts.(9)
4(j	)
Down Payment Financing Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) in relation to a loan of U.S.$11 million to refinance the down payment portion of the purchase price paid for certain capital goods, equipment and replacements.(10)
4(k	)
Line of Credit Agreement dated August 10, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. (as guarantors) and Banco Nacional de Comercio Exterior, S.N.C. in relation to a facility of U.S.$50 million to finance working capital needs (Translation from Spanish into English).(11)

4(l	)
Credit Agreement dated August 30, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Grupo México S.A. de C.V. (parent guarantor), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A., Minera México Internacional, Inc. (as subsidiary guarantors), the lending institutions that become parties to the agreement, and the Bank of Nova Scotia as administrative agent and sole lead manager in relation to a credit of U.S.$100 million to refinance previous indebtedness and finance capital expenditures and working capital needs.(12)
8		List of Subsidiaries.
12.1		Certification of Chief Executive Officer of Minera México, S.A. de C.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Chief Financial Officer of Minera México, S.A. de C.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Chief Executive Officer of Minera México, S.A. de C.V., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Chief Financial Officer of Minera México, S.A. de C.V., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Previously filed and incorporated by reference to exhibit 4(a) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(2)
Previously filed and incorporated by reference to exhibit 4(b) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(3)
Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(4)
Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(5)
Previously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(6)
Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(7)
Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(8)
Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(9)
Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(10)
Previously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(11)
Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(12)
Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

Signature Pages

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MINERA MÉXICO, S.A. DE C.V.
	By:	/s/ XAVIER GARCÍA DE QUEVEDO TOPETE Name: Xavier García de Quevedo Topete Title: President and General Director
	By:	/s/ HÉCTOR NIETO CASTILLA Name: Héctor Nieto Castilla Title: Finance Director
Date: July 14, 2004

ANNEX A

GLOSSARY OF CERTAIN MINING TERMS

        Assay—The act of determining the proportions of metal in ores or concentrates using analytical techniques.

        Benches—A method used in open-pit mining involving the cutting of steps to prevent slides.

        Calcareous—Relating to rocks containing calcium carbonate.

        Coke—Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat.

        Concentrate—Material that has been obtained through flotation in a concentrator.

        Concentrator—The facility in which ore is processed to separate minerals from the host rock.

        Copper anodes—Specially shaped copper slabs produced in a smelter in the process of refining copper blister in a reverberatory furnace.

        Copper blister—An impure intermediate product from converters in the process of refining copper. The name is derived from the large blisters that form on the cast surface as a result of the liberation of sulfur dioxide and other gases.

        Copper cathodes—Electrolytically refined copper that has been deposited on the cathode of acidified copper sulfate solution.

        Cut-off grade—The lowest grade of mineralized material considered economic to extract. Cut-off grade is used in the calculation of the ore reserves in a given deposit.

        Dilution (extracting loss)—The reduction in grade that results from inclusion of waste material from the foot wall and hanging wall into the vein during exploitation of an underground mine.

        Dip—The angle at which a bed, stratum or vein is inclined from the horizontal by a structural surface (i.e., a bedding or fault plane) and the horizontal measured perpendicular to the strike of the structure.

        Dross—The material formed on the surface of molten metals as a result of oxidation or the distillation of impurities to the surface; the copper sulfide formed on the surface of molten lead bullion.

        Electrolytic refining—The process of dissolving impure metal anode and depositing it in a pure state on the cathode.

        Electrowinning—The recovery of metals from a solution through electrolysis.

        Exploration—Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralization.

        Flotation—A mineral recovery process by which minerals are separated from waste to produce mineral concentrates.

        Grade—The percentage of metal content in ore.

        Heap leaching—A low-cost process for extracting metals from ore by percolating leaching solutions through heaps of ore placed on impervious pads. Heap leaching is generally used on low-grade ores.

        Leaching—The removal of soluble minerals or elements through the action of percolating solutions. These solutions, which selectively dissolve metallic elements from ore, are solvents, and include sulfuric acid.

        Matte—The product produced in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory furnace.

        Mineral—An inorganic substance occurring in nature.

        Non-ferrous metals—Metals not containing, including, or relating to iron.

        Open-pit—Surface mining in which the ore is extracted from a pit.

        Ore—A material containing metal or minerals of commercial value.

        Overburden—Waste material overlying ore in an open-pit mine.

        Oxide—That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.

        Porphyry copper—Disseminated replacement deposit in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.

        Probable reserves—Reserves for which quantity and grade are computed from information similar to that used for proven reserves but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

        Proven reserves—Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that size, shape, depth and mineral content of reserves are well established.

        Pyrite—A brassy-colored mineral of iron sulphide (compound of iron and sulfur).

        Refinery—A metallurgical plant in which the refining of metals takes place.

        Refining—The final stage of metal purification in which final impurities are removed.

        Reserve—That part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination.

        Room-and-pillar—A system of mining in which the distinguishing feature is that 50% of the ore is extracted in the first working. The ore is mined in rooms separated by narrow ribs or pillars. The ore in the pillars is extracted by subsequent working.

        Sampling—Cutting a representative part of an ore deposit, which should represent its average value.

        Schist—Crystalline rock whose component minerals are arranged in a parallel structure developed by shearing and recrystallization under pressure.

        Shaft—A mine excavation of limited area compared with its depth made for mining ore, raising water, hoisting ore, lowering miners and material and ventilating underground workings.

        Slimes—Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.

        Smelter—A metallurgical plant in which the smelting of the concentrates and ores takes place.

        Smelting—The chemical reduction of a metal from its ore by a process usually involving fusion so that other impurities can be removed from the reduced metal.

        Solvent extraction—A method of separating one or more metals from ore, by treating a solution containing the ore with a solvent that dissolves the required substances.

        Solvent extraction-electrowinning or SX-EW—A method which is a combination of solvent extraction and electrowinning.

        Spot price—The current market price of a metal for immediate delivery.

        Stockwork—A solid mass of ore, or a rock mass so interpenetrated by small veins of ore that the whole must be mined together.

        Stope—The underground excavation from which ore is extracted.

        Stripping—The process of removing overburden to expose ore.

        Stripping ratio—The ratio of waste materials plus leaching ore to ore mined in the material moved in an open-pit operation.

        Sulphide—A mineral characterized by the linkages of sulfur with a metal, such as galena, spalerite, chalcocite and pyrite. Also a zone in which sulphide minerals occur.

        Tailings—The waste material from ore after the economically recoverable metals or minerals have been extracted. Changes in metal prices and improvements in technology can sometimes make the tailings economic to reprocess at a later date.

        Toll arrangement—A contractual arrangement for the treatment of any material in a smelter or refinery under which metal content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.

        Total leaching recovery—The amount of metal recovered in the leaching process expressed as a percentage of the metal contained in the ore.

        Total metal recoverable—The amount of metal recoverable after the flotation process. The calculation of total metal recoverable takes account of dilution and total mill recovery.

        Total mill recovery—The amount of metal recovered in the concentrator expressed as a percentage of the metal contained in the ore.

        Waste—Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.

ANNEX F

FINANCIAL STATEMENTS OF MINERA MÉXICO, S.A. DE C.V.

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Americas Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Americas Mining Corporation)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 16, 2004, except as to Notes 16 b. and 18, for which the date is April 30, 2004 and July 2, 2004, respectively

To the Board of Directors and Stockholders of
Minera México, S. A. de C. V.

        We have audited the accompanying consolidated balance sheet of Minera México, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minera México, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Minera México, S. A. de C. V.

        We have audited the accompanying consolidated balance sheet of Minera Mexico, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 18, the reconciliation to U.S. GAAP of stockholders' equity as of December 31, 2002 and net income (loss) for the years ended December 31, 2002 and 2001 previously reported in the consolidated financial statements of the Company's former subsidiary Grupo Minero México, S. A. de C. V. ("GMM"), which ceased existence as a legal entity pursuant to the merger between GMM and the Company, has been restated.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta Álvarez
Mexico City, Mexico
May 13, 2003 except as to Note 18, which the date is July 2, 2004

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Americas Mining Corporation)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$56,138	$27,534
Cash retained in collateral accounts		88,048
Trade receivables—Net of allowance for doubtful accounts of $8,173 in 2003 and $7,348 in 2002	87,669	64,403
Recoverable taxes	31,238	48,704
Due from affiliated companies (Note 12)	4,574	2,264
Other	18,291	17,799
Inventories—Net (Note 5)	231,129	232,573
Prepaid expenses and other	5,372	5,245

Total current assets	434,411	486,570
PROPERTY, PLANT AND EQUIPMENT—Net (Note 6)	1,922,498	1,999,858
GOODWILL—Net (Note 3f.)	17,042	17,042
OTHER ASSETS—Net (Note 7)	190,595	163,314

	$2,564,546	$2,666,784

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$55,307
Trade accounts payable	59,867	$159,514
Accrued interest	13,494	17,582
Accrued salaries and wages	5,635	5,177
Other accrued liabilities	81,891	95,717
Due to affiliated companies (Note 12)	17,683	35,668
Income asset taxes payable and employees' statutory profit sharing	5,316	20,147
Deferred income taxes and employees' statutory profit sharing (Note 13)	59,942	51,358

Total current liabilities	299,135	385,163
Due to affiliates—Grupo México, S. A. de C. V.	52,468	52,468
Long-term debt (Note 8)	1,266,881	1,322,188
Labor liabilities (Note 9)	29,291	32,070
Deferred income taxes and employees' statutory profit sharing (Note 13)	134,436	157,454

Total liabilities	1,782,211	1,949,343

MINORITY INTEREST	74,485	77,364

STOCKHOLDERS' EQUITY (Note 10):
Common stock, Class I (630,000,000 shares authorized and outstanding at December 31, 2003 and 2002) and Class II (139,604,346 and 29,463,779 shares authorized and outstanding at December 31, 2003 and 2002)	431,536	406,096
Treasury stock	(71,578)	(53,776)
Additional paid-in capital	104,553	18,472
Accumulated other comprehensive loss	(14,713)	(23,954)
Retained earnings	258,052	293,239

Total stockholders' equity	707,850	640,077

	$2,564,546	$2,666,784

The accompanying notes are an integral part of these consolidated financial statements.

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$781,597	$723,771	$901,531
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown below)	551,777	576,478	765,749
Administrative expenses	36,350	41,777	39,270
Depreciation, amortization and depletion	103,479	89,768	89,616

Income from operations	89,991	15,748	6,896

Interest expense	104,125	107,112	122,318
Interest income	(1,835)	(1,301)	(6,319)
Remeasurement (gain) loss—Net	(19,726)	(52,175)	20,869
Realized loss on hedging activities	—	—	6,354
Other—Net	4,041	(5,642)	(4,268)

	86,605	47,994	138,954

Income (loss) before income taxes and minority interest	3,386	(32,246)	(132,058)
Provision (benefit) for income taxes	35,469	(124,618)	25,767
Minority interest	3,104	7,998	(3,519)

Consolidated net (loss) income	$(35,187)	$84,374	$(154,306)

Majority (loss) income per share	$(0.047)	$0.13	$(0.23)

Weighted average number of shares outstanding (thousands)	738,717	659,463	659,463

The accompanying notes are an integral part of these consolidated financial statements.

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

						Accumulated other comprehensive income (loss)
	Outstanding shares
			Common stock	Treasury stock	Additional paid-in capital		Retained earnings	Total stockholders' equity
	Class I	Class II
Balances at December 31, 2000	630,000,000	29,463,779	$406,096	$(57,020)	$424	$(2,210)	$363,171	$710,461
Decrease in treasury stock				4,204				4,204
Comprehensive result:
Net loss for the year							(154,306)	(154,306)
Reversal of realized losses on securities, net of tax					303	(6,436)		(6,133)
Additional liability for employee benefit obligations						(11,821)		(11,821)

								(172,260)

Balances at December 31, 2001	630,000,000	29,463,779	406,096	(52,816)	727	(20,467)	208,865	542,405
Increase in treasury stock				(960)				(960)
Advances for future increases in capital stock					17,745			17,745
Comprehensive result:
Net income for the year							84,374	84,374
Additional liability for employee benefit obligations						(3,487)		(3,487)

								80,887

Balances at December 31, 2002	630,000,000	29,463,779	406,096	(53,776)	18,472	(23,954)	293,239	640,077
Increase in capital stock		110,140,567	25,440		86,081			111,521
Increase in treasury stock				(17,802)				(17,802)
Comprehensive result:
Net loss for the year							(35,187)	(35,187)
Additional liability for employee benefit obligations						9,241		9,241

								(25,946)

Balances at December 31, 2003	630,000,000	139,604,346	$431,536	$(71,578)	$104,553	$(14,713)	$258,052	$707,850

The accompanying notes are an integral part of these consolidated financial statements.

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year	$(35,187)	$84,374	$(154,306)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	103,479	89,768	89,616
Cost of sale of property and equipment	512	208	1,619
Amortization of deferred charges	1,976	4,142	3,702
Amortization of goodwill			2,840
Deferred income taxes	7,924	(146,759)	15,332
Deferred employees' profit sharing	2,040	4,737	1,430
Minority interest in earnings of subsidiaries	3,104	7,998	(3,519)
Employee benefit liabilities	9,059	9,399	10,702
Remeasurement (gain) loss	(19,726)	(52,175)	20,869
Allowance for doubtful accounts	2,206	2,581	795
Allowance for obsolescence of materials	1,117	1,096	285
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	(24,409)	26,137	2,582
Others accounts receivable	14,537	(28,095)	14,283
Inventories	(382)	21,875	40,479
Other assets	(4,405)	(732)	(14,247)
Accounts payable and accrued liabilities	(152,020)	61,804	127,803

Net cash (used in) provided by operating activities	(90,175)	86,358	160,265

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(54,555)	(43,214)	(127,736)
Proceeds from the sale of fixed assets	5,123	406	1,627
Other	50	(434)
Sales of securities			1,977

Net cash used in investing activities	(49,382)	(43,242)	(124,132)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt		4,360
Payments to long-term debt			(24,923)
Investment in treasury stock	(17,802)	(960)	4,204
Cash restricted as collateral accounts	88,048	(46,754)	(41,294)
Advances for future increases in capital stock		17,745
Increase in capital stock	111,521

Net cash provided by (used in) financing activities	181,767	(25,609)	(62,013)

Effect of exchange rate changes on cash and cash equivalents	(13,606)	3,678	8,422

Increase (decrease) in cash and cash equivalents	28,604	21,185	(17,458)
Cash and cash equivalents at beginning of the year	27,534	6,349	23,807

Cash and cash equivalents at end of the year	$56,138	$27,534	$6,349

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$100,385	$94,374	$104,914

Income taxes	$23,801	$18,909	$13,290

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$(9,241)	$3,487	$11,821

The accompanying notes are an integral part of these consolidated financial statements.

MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Americas Mining Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Minera México, S. A. de C. V. (MM) and subsidiaries (collectively, the Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals as well as the mining of coal and the refinement of copper, zinc, gold and silver. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO), through its holding company Americas Mining Corporation (AMC).

        At the General Extraordinary Stockholders' Meeting held on May 28, 2003, the stockholders agreed to merge Grupo Minero México, S. A. de C. V. (GMM), a wholly-owned subsidiary, into MM. As the companies were under common control, the merger was accounted for in a manner similar to a pooling-of-interests based on the accounting values of each of the combining entities included in the accounting records of GMEXICO at the date of the merger. The merger became effective as of October 1, 2003, as a result of which MM acquired all the assets, liabilities and capital of the merged company, which ceased to exist as a legal entity.

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of GMM and those of its subsidiaries that consolidate the financial statements of their subsidiaries. The major operating subsidiaries of the Company are as follows:

Company	Ownership percentage as of December 31, 2003 (%)
Mexicana de Cobre, S. A. de C. V. (Mexcobre)	95.74
Mexicana de Cananea, S. A. de C. V. (Mexcananea)	98.49
Industrial Minera México, S. A. de C. V. (Immsa)	100
Minerales Metálicos del Norte, S. A. (Mimenosa)	100
Minera México Internacional, Inc. (MMI)	100
Mexicana del Arco, S. A. de C. V.	100
Servicios de Apoyo Administrativo, S. A. de C. V.	100
México Compañía Inmobiliaria, S. A. de C. V.	100

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        MM is a majority-owned indirect subsidiary of GMEXICO.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. MM maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003	2002	2001
Exchange rate at December 31	Ps11.2360	Ps10.3125	Ps9.1692
Weighted average exchange rate for the year ended	Ps10.7869	Ps9.6589	Ps9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, Plant and Equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year, are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Stripping costs—Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be stripped divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

    The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the opinion of the Company, better facilitates the matching of mine production costs over the life of the mine with the related revenues.

  •
  Leachable material—Mexcananea capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which are collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years.

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Goodwill—

        The goodwill originated with the acquisition of a minority interest in Mexcananea in 1998. Effective January 1, 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized but rather tested at least annually for impairment. As of December 31, 2003, the Company had goodwill of $28,402 less accumulated amortization of $11,360 for a total of $17,042, net.

        Upon completion of the transitional impairment tests, no impairment charge was recognized as the fair value of the reporting unit to which the goodwill was assigned was greater than the related carrying amount. The pro forma effect of not amortizing goodwill in 2001 would have reduced goodwill amortization expense by $2,840 and reduced the net loss by the same amount. Loss per share would have also been reduced by approximately $.004.

g.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable.

h.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss), the change in the additional minimum pension liability, and for 2001, also the reversal of the unrealized losses on securities which were sold.

i.    Employee benefits—

        At December 31, 2003, the Company had three stock-based option plans. The Company accounts for the stock option plans by measuring compensation cost using the intrinsic-value-based method presented by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees", and related interpretations. No compensation cost is reflected in consolidated net income (loss), as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

        MM has a trust fund, which at December 31, 2003 and 2002 held 44,043,196 and 31,734,189 shares, representing 5.6% and 4.9%, respectively, of GMEXICO's capital stock. These shares are valued at market and the price was 28.83 and 11.5 Mexican pesos per share at December 31, 2003 and 2002, respectively (presented as treasury stock in stockholders' equity), and are intended for sale to non-unionized employees and to workers of subsidiaries and operating and affiliated companies that directly or indirectly form part of GMEXICO.

j.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        Mexcananea provides medical and hospital services to all active employees and retired unionized employees and the members of their families through a subsidiary. Mexcananea records the liability for postretirement medical benefits based on actuarial calculations under the projected unit credit method.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

k.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employee statutory profit-sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced by a valuation allowance for these estimated amounts, which in the opinion of management, will more likely than not will not be realized.

l.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

m.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all our products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices.

        Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

n.    Income (loss) per share—

        Basic income (loss) per share is calculated by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the year. The options awarded to employees do not have a material effect on the determination of basic loss per share.

o.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designed in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

p.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The Companys' three largest customers accounted for 14%, 12% and 8% of total sales in 2003, 23%, 7% and 7% of total sales in 2002 and 10%, 10% and 5% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$4,038	$795	$(4)	$4,829

Year ended December 31, 2002	$4,829	$2,581	$(62)	$7,348

Year ended December 31, 2003	$7,348	$2,206	$(1,381)	$8,173

q.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

r.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. The Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities ("VIEs") must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIEs. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The Company is in the process of evaluating the effect of FIN 46 on the Company's consolidated financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—CASH AND CASH EQUIVALENTS:

	December 31,
	2003	2002
Cash	$15,601	$27,163
Cash equivalents	40,537	371

	$56,138	$27,534

NOTE 5—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$107,137	$129,509
Finished goods metals	125,652	105,683
Work-in-process	2,186	2,054
Merchandise in transit	4,864	3,173

	239,839	240,419
Allowance for obsolescence	(8,710)	(7,846)

	$231,129	$232,573

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$6,980	$285	$(75)	$7,190

Year ended December 31, 2002	$7,190	$1,096	$(440)	$7,846

Year ended December 31, 2003	$7,846	$1,117	$(253)	$8,710

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$61,505	$64,834
Mine development	17,752	20,766
Building and leasehold improvements	926,602	935,232
Infrastructure	40,536	63,452
Automobiles and trucks	33,823	6,403
Mobile equipment	1,729,334	1,703,921
Processing equipment	434,814	429,386

	3,244,366	3,223,994
Accumulated depreciation	(1,352,334)	(1,271,295)

	1,892,032	1,952,699
Construction-in-progress	30,466	47,159

	$1,922,498	$1,999,858

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.88%	2.72%
Infrastructure	3.03%	3.03%
Automobiles and trucks	6.77%	5.64%
Mobile equipment	5.81%	4.59%
Processing equipment	3.94%	3.73%

        During 2001, the operations of the Santa Eulalia mining unit in the State of Chihuahua, Velardeña, in the State of Durango, the Monterrey plant in the State of Nuevo León, and Rosario in the State of Sinaloa, were interrupted due to low mineral grades and high operating costs, which prevented the Company from conducting profitable operations at such locations. At December 31, 2003 and 2002, the net carrying value of these plants was $20,079.

NOTE 7—OTHER ASSETS:

	December 31,
	2003	2002
Stripping costs and leachable material—Net of accumulated amortization and depletion of $31,557 in 2003 and $12,428 in 2002	$176,297	$151,395

Debt issuance costs	9,181	4,776
Intangible asset arising from employee benefits	223	838
Investment in shares of associated and other unconsolidated companies	3,740	3,790
Other	5,787	5,172

	18,931	14,576
Accumulated amortization	(4,633)	(2,657)

	14,298	11,919

	$190,595	$163,314

        The Company's estimated annual amortization over each of the next five years is approximately $25,350.

        The Company spent $13,100 in 2001, $6,700 in 2002 and $7,200 in 2003 on exploration programs, which were recognized as operating expenses in those years.

NOTE 8—LONG-TERM DEBT:

        In prior years, the Company's financial results were significantly affected by the drop in the international prices of the principal metals it produces. As a result, at December 31, 2002 and 2001, it was not in compliance with certain debt covenants and was in default on certain payments. During 2001, the Company entered into a debt renegotiation process, and on December 4, 2002, signed a Term Sheet with the holders of its Secured Export Notes (SEN Holders) and its bank creditors, in which the new terms and conditions of the restructured debt were set forth.

        The Company concluded its debt renegotiation on April 29, 2003, through the execution of a Common Agreement among the Company, its principal subsidiaries (as guarantors), the SEN Holders, the Bank Holders, HSBC Bank USA, as shared payment and collateral agent for the SEN Holders, Bank of America, as the administrative agent for the Bank Holders, and The Bank of New York, as the SEN Trustee (the "Common Agreement").

        This agreement establishes that the combined debt of the SEN Holders and Bank Holders will be divided into two tranches (Tranche A and B), with repayment periods from June 25, 2004, to March 30, 2007; with a third tranche (Tranche C) which is applicable only in event a make-whole amount becomes payable under the terms of the Common Agreement. The Company determined the possible effects of the restructuring of the debt following the criteria outlined in the EITF Issue 96-19. The restructured loans, their respective amounts and interest rates are detailed below:

	December 31,
Maturity
	2003	2002
2004	$55,307	$55,307
2005	94,000	94,000
2006	94,000	94,000
2007	637,636	637,636
2008	316,245	316,245
2028	125,000	125,000

	1,322,188	1,322,188
Less—Current portion of long-term debt	55,307

Long-term debt	$1,266,881	$1,322,188

        At December 31, 2003 and 2002 interest payable amounted to $13.5 million and $18.0 million, respectively.

				Restructured
Bank	Interest rate	Original amount
				Tranche A	Tranche B	Total
The Bank of New York (Agent)	10.26%, 11.18% and Libor + 3.75%	$473,231		$145,205	$328,026	$473,231
Bank of America (Agent)	Libor + 3.75%	104,000		31,911	72,089	104,000
Bank of America (Agent)	Libor + 3.75%	7,694		2,361	5,333	7,694
Bank of America and Export-Import Bank	Libor + 3.75%	36,747		11,275	25,472	36,747
Bank of Nova Scotia Bank	Libor + 3.75%	102,237		31,370	70,867	102,237
Banco Nacional de Comercio Exterior	Libor + 3.75%	50,000		15,342	34,658	50,000
Bank of America (Agent)	Libor + 3.75%	39,826		12,220	27,606	39,826
Export Development Corporation	Libor + 3.75%	39,580		12,145	27,435	39,580
Société Générale and Import-Export Bank	Libor + 3.75%	7,628		2,341	5,287	7,628
Siemens Financial and West LB AG	Libor + 3.75%	20,000		6,137	13,863	20,000

		880,943		$270,307	$610,636	880,943

Yankee Bond (Notes)	Not restructured	441,245	(*)			441,245

		$1,322,188				$1,322,188

(*)
The notes are divided into two series, as follows:

Series	Principal	Interest rate	Due date
"A"	$375,000	8.25%	April 1, 2008
"B"	125,000	9.25%	April 1, 2028

	$500,000

        The notes are guaranteed by Mexcobre, Mexcananea, Immsa, Mimenosa and MMI. During 2000 GMM acquired and cancelled $58,755 of these notes, so that at December 31, 2003 the remaining balance due under these notes was $441,245.

        At December 31, 2003, the Company was in compliance with the guarantees and restrictions established by the debt agreements, which include financial covenants and restrictions on contracting additional debt and on certain capital expenditures.

        The following are among the most important covenants contained in the Common Agreement:

  •
  On a quarterly basis, MM's net consolidated working capital, defined as current assets less current liabilities, must not be lower than $170 million in 2003, $180 million in 2004, and $190 million from 2005 onwards.

  •
  As from the quarter ended March 31, 2004, the interest coverage ratio (defined as income before operations before depreciation and amortization and other non-cash items included in the calculation of income from operations (EBITDA), less scheduled capital expenses (Capex) and scheduled capitalized stripping, divided by projected interest payable for the next succeeding twelve months) must not be less than 0.6 in 2004, 1.5 in 2005, and 1.8 in 2006.

  •
  As from the quarter ended March 31, 2004, the debt coverage ratio defined as EBITDA less scheduled Capex and scheduled capitalized stripping, divided by scheduled principal payments and projected interest expense for the next succeeding twelve months, must not be less than 0.4 in 2004, 0.7 in 2005, and 0.8 in 2006.

  •
  As from the quarter ended March 31, 2004, the total debt to net capitalization ratio, defined as total debt divided by net capitalization, must not be less than 2.3 in 2004, and not less than 2.6 in 2005 and 2006.

  •
  MM and its subsidiaries must not incur any liabilities above the permitted debt, which must not exceed $30 million.

  •
  MM and its subsidiaries must not carry out any transaction involving mergers, consolidations or business combinations other than the intercompany transactions under the restructuring process and certain mergers of subsidiaries of MM into either MM or other subsidiaries of MM.

  •
  No Mexican mining concessions, or exploration, exploitation and other rights received by, controlled by or benefitting GMEXICO or any of its subsidiaries, may be sold or transferred to any person other than as specifically permitted by the Common Agreement or as described in the Mexican Security Trust Agreement.

  •
  Export sales collected for each complete year must not be less than $210 million for the period from April to August 2003, $220 million from September to December 2003, and $240 million from 2004 onwards. At any given time, the percentage of total collections on export sales of mining products by MM and its subsidiaries for such time divided by the total collections on sales of mining products by MM and its subsidiaries for such period exports must not be less than 30%.

  •
  The revenues generated by MM or its subsidiaries cannot be utilized for any purpose other than its normal business transactions (excluding acquisitions or investment in new business or operating lines involving the exploitation or exploration activities included in its projections) and payment of its restructured debt.

  •
  MM and its subsidiaries must not make or permit any substantial change to their business lines.

        The Common Agreement contains the following remedies:

  •
  Upon a payment default, and following a five-day grace period, export collections will be automatically retained.

  •
  Upon other events of default, and following a 45-day grace period, export collections can be retained with the approval of more than 50% of SEN Holders.

  •
  All restructured creditors can accelerate all or part of the debt or file claims regarding shared collateral, with the approval of more than 50% of the restructured creditors; provided, however, if export collections are being retained, only approval of 50% of the Bank Holders is required.

        The following are certain mandatory prepayment provisions in the Common Agreement:

  •
  Whenever excess cash flow, i.e., when income from operations before depreciation and amortization and other non-cash items included in the calculation of income from operations (plus net proceeds from asset dispositions otherwise not included and interest earned), after permitted Capex and permitted capitalized stripping, interest paid, certain proceeds from asset sales, amortization, taxes, severance payments, employees' statutory profit sharing and certain amounts resulting from sales of metals in excess of certain prices exceeds established amounts, the surplus amount will be distributed according to the Common Agreement, a percentage of which is allocated to MM with 50% applied to the Tranche A debt repayment and the remaining 50% to the Tranche B debt repayment.

  •
  When the prices of copper, zinc and silver exceed $0.88 per pound, $0.485 per pound, and $5 per ounce, respectively, MM will pay an amount equal to 75% of the surplus cash flow generated by increased metal prices, which will be applied first to repay Tranche B debt and then to repay Tranche A debt. In each case, the volume of each metal sold will be multiplied by the excess price, and such amount credited to the free cash flow calculation.

  •
  When the net working capital of MM exceeds $240 million (an amount considered surplus to company requirements), 100% of the surplus will be used to repay first the Tranche B debt and then the Tranche A debt.

  •
  When sales of non-strategic land not utilized for operating purposes exceed US$81 million, 100% of the surplus will be used to repay first the Tranche B debt and then the Tranche A debt.

Debt guarantees

        Performance of the Company's obligations under the Common Agreement is secured pursuant to a Trust Agreement executed by the Company, Immsa, Mexcobre, Mimenosa, Mexcananea, Mexarco, MMI, AMC, MM, Compañía de Terrenos e Inversiones de San Luis Potosí, S. A. and Mexci, as grantors, and GE Capital Bank, S. A., Institución de Banca Múltiple and GE Capital Grupo Financiero, as Trustees.

        The assets described below have been pledged and transferred to the Trustees under the Trust Agreement:

  1.
  Real property, tangible assets and intangible assets, as established by the trust.

  2.
  The shares representing the common stock of MM, held by AMC, and exploitation concessions.

  3.
  Any assets and additional shares transferred to the trust.

  4.
  Any securities or other instruments acquired with proceeds resulting from the sale of the assets as a result of a foreclosure procedure.

  5.
  Any amounts kept in the trust account at any time.

  6.
  Any other asset which for any reason or under any circumstance may be transferred to the trust.

NOTE 9—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method. The Company uses a December 31 measurement date for its plans.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	December 31,
	2003			2002
	Pension benefits	Post- retirement health care	Total	Pension benefits	Post- retirement health care	Total
Actuarial present value of benefit obligation:
Vested benefit obligation	$15,240	$46,163	$61,403	$15,492	$48,396	$63,888
Non-vested benefit obligation	15,624		15,624	16,407		16,407

Accumulated benefit obligation	30,864	46,163	77,027	31,899	48,396	80,295
Excess of projected benefit obligation over accumulated benefit obligation	4,169		4,169	4,936		4,936

Projected benefit obligation	35,033	46,163	81,196	36,835	48,396	85,231
Plan assets	(11,955)		(11,955)	(8,653)		(8,653)

Projected benefit obligation in excess of plan assets	23,078	46,163	69,241	28,182	48,396	76,578
Unrecognized prior service cost				(3,424)	(28,579)	(32,003)
Unrecognized net actuarial loss	(11,017)	(9,054)	(20,071)	(19,197)	(11,154)	(30,351)
Unrecognized transition obligation	1,777	(26,338)	(24,561)	2,179		2,179
Additional minimum liability	6,426		6,426	15,667		15,667
Fair value of plan assets at beginning of the year	(1,744)		(1,744)

Net pension liability	$18,520	$10,771	$29,291	$23,407	$8,663	$32,070

        Additional disclosures required by SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	December 31,
	2003			2002
	Pension benefits	Post- retirement health care	Total	Pension benefits	Post- retirement health care	Total
Change in benefit obligation:
Projected benefit obligation at beginning of year	$36,835	$48,396	$85,231	$34,108	$45,057	$79,165
Service cost	2,301	416	2,717	2,466	431	2,897
Interest cost	2,594	2,144	4,738	2,902	2,169	5,071
Actuarial (loss) gain—Net	(2,420)	(1,469)	(3,889)	(1,401)	2,825	1,424
Acquisition				225		225
Benefits paid	(1,249)	(1,915)	(3,164)	(1,362)	(2,086)	(3,448)
Settlements		2,569	2,569	(103)		(103)
Inflation adjustment	(3,028)	(3,978)	(7,006)

Projected benefit obligation at end of year	$35,033	$46,163	$81,196	$36,835	$48,396	$85,231

Change in plan assets:
Fair value of plan assets at beginning of year	$8,653		$8,653	$9,316		$9,316
Actuarial return on plan assets	3,302		3,302	(663)		(663)

Fair value of plan assets at end of year	$11,955		$11,955	$8,653		$8,653

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net cost in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consists of the following:

	2003	2002	2001
Service cost	$2,717	$2,897	$3,353
Interest cost	4,738	5,071	9,801
Expected return on plan assets	(738)	(1,019)	(4,379)
Amortization of transition assets—Net	1,366	1,416	1,497
Recognized net actuarial loss	976	1,034	430

Total net periodic benefit cost	$9,059	$9,399	$10,702

        Insured other benefits cost trend rates have a significant effect on the amount reported of the other benefits plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	Percentage point increase	Percentage point decrease
Effect on total service and interest cost components	$3,185	$2,492

Effect on the post-retirement benefit obligation	$51,405	$41,310

        The Company's policy for determining asset mix-targets includes periodic consultation with recognized third-party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

        These plans accounted for approximately 30 percent of benefit obligations. The following table represents the asset mix of the investment portfolio at December 31:

	2003	2002
Asset category:
Equity securities	87%	69%
Treasury bills	13%	31%

	100%	100%

        The amount of contributions that the Company expects to be paid to the plan during 2004 is not material.

NOTE 10—STOCKHOLDERS' EQUITY:

        At the stockholders' meetings held on March 17 and May 28, 2003, the stockholders agreed to issue 103,584,081 and 6,558,428 shares, respectively, of Series "B" Class II stock to AMC for $111,521 and a nominal value of $25,440.

        Issuance would be offered to the stockholders in proportion to their shareholding percentage to subscribe and pay, in accordance with their preferential right, in the amount of Ps.12.78 per share to which they are entitled, based on the number of shares held. The subscription price is substantially equal to the book value of the shares, which represent the capital stock at the date of said stockholders' meetings.

        At December 31, 2003, the Company's capital stock amounted to $431,536, represented by 769,604,346 shares, of which 630,000,000 Class I shares correspond to the fixed portion and 139,604,346 Class II shares to the variable portion.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% or 47.06%, depending on whether paid in 2004 or 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 11—SEGMENT INFORMATION:

        Based on the information available to the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        The prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$308,758	$284,886	$503,164
Germany	6,032
Japan	5,540
China	45,268
Belgium	14,118	12,409	19,015
Guatemala	5,832
Peru	895	2,641
Mexico	390,051	414,302	361,077

Total previous countries	776,494	714,238	883,256
Other countries	5,103	9,533	18,275

Total worldwide	$781,597	$723,771	$901,531

NOTE 12—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Intermodal México, S. A. de C. V.	$2,726	$2,252
AMC	1,099
Other	749	12

	$4,574	$2,264

Accounts payable:
GMEXICO	$7,009	$21,700
Ferrocarril Mexicano, S. A.	2,018	12,900
Asarco, Inc.	4,872
Southern Peru Copper Corporation	1,456
Infraestructura y Transportes México, S. A. de C. V.	2,031
AMC	—	5
Other	297	1,063

	$17,683	$35,668

        The Company has an outstanding loan payable to GMEXICO at an annual interest rate of 5.50% with a maturity date of December 31, 2005, which is included in non-current liabilities in the accompanying balance sheets.

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$6,321	$2,198	$18,885

Interest paid	$836	$485	$131

Other services	$30	$1,802	$192

Expenses:
Purchases	$12,197	$5,947	$23,271

Transportation services	$13,828	$17,726	$17,636

Interest	$3,417	$3,392	$3,778

Other services	$624	$129	$105

Purchase of fixed assets	$1,372

        c.     The Larrea family controls a majority of the capital stock of Grupo México, and has interests in other businesses, including oil drilling services, construction and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the Larrea family, including mining and refining, the lease of office space, and air transportation and construction services. These transactions amounted to approximately $4,100 in 2003 ($6,600 in 2002 and $13,200 in 2001). All of these transactions were conducted under standard terms.

        The Company lends to and borrows among affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 13—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Income tax	$905	$807	$404
Asset tax	26,640	21,334	10,031

	27,545	22,141	10,435
Deferred:
Income tax	7,924	(146,759)	15,332

	$35,469	$(124,618)	$25,767

        The employees' profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Current	$295	$2,802	$5,118
Deferred	2,040	6,819	1,430

	$2,335	$9,621	$6,548

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes and minority interest	$1,151	$(12,280)	$(46,220)
Increase (decrease) due to:
Inflationary tax component—Net	12,461	(42,712)	17,659
Effects of GMM tax loss carryforwards and asset tax	68,318
Non-deductible items	5,145	(3,501)	7,752
Tax effect of shares sold		(8,782)	880
Consolidated tax effect			765
Subsidiaries which generated tax losses	12,965	14,356	8,384
Other	(982)	(1,192)	19,329

	99,058	(54,111)	8,549
Valuation allowance for tax loss carryforward and recoverable asset tax	(63,589)	(70,507)	17,218

Tax at effective tax rate	$35,469	$(124,618)	$25,767

        The deferred income tax effect from the reduction in the 2002 income tax rates, related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred employees' statutory profit sharing	Deferred income tax	Deferred employees' statutory profit sharing
Current:
Inventories	$59,173	$17,918	$67,378	$19,804
Exchange (loss) gain	(135)	(168)		4,693
Non-deductible reserves	(12,928)	(3,918)	(31,317)	(9,200)

	46,110	13,832	36,061	15,297

Long-term:
Property, plant and equipment	123,387	41,671	150,104	51,119
Tax loss carryforwards	(115,710)		(138,598)
Recoverable asset tax	(46,953)		(98,525)
Deferred charges	56,772	16,974	55,227	16,243

	17,496	58,645	(31,792)	67,362
Valuation allowance	58,295		121,884

	75,791		90,092	67,362

	$121,901	$72,477	$126,153	$82,659

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2010		$1,552
2011		5,173
2013	$134,052	14,331

	$134,052	$21,056

NOTE 14—FINANCIAL INSTRUMENTS:

a.    Fair value of financial instruments—

        For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments of the Company at December 31, 2003 and 2002:

	2003		2002
	Fair value	Book value	Fair value	Book value
Liabilities:
Long-term debt (excluding financial leases and interest)	$1,277,614	$1,322,188	$1,341,524	$1,322,188

        The following method and assumptions were used to estimate the fair value of each type of financial instrument:

  •
  Long-term debt: Fair value is based on the estimated market prices obtained from the Company's financial advisors.

b.    Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various high quality banks principally in Mexico and USA or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 15—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

        In July 1991, the agricultural community of Pilares de Nacozari Ejido (the "Ejido") commenced an action ("Amparo") in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the "Ministry"), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre's facilities are currently located, which land is adjacent to the land where the mine is located, was improper. Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

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

        There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice before issued a ruling stating that it is impossible to return the land as a mean of restitution. A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon. We believe, along with Mexcobre, that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial responsibility with respect to such compensation would not be material.

NOTE 16—SUBSEQUENT EVENTS:

        a.     On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transactions will be consummated.

        b.     On April 30, 2004 the Company prepaid $106 million of its long-term debt in accordance with the mandatory prepayment provisions of the Common Agreement.

NOTE 17—GUARANTOR FINANCIAL:

        Under the terms of certain debt agreements, substantially all of the subsidiaries guarantee the debt irrevocably and unconditionally. Presented hereafter is condensed consolidating information as of December 31, 2003 and 2002 and for the years then ended for the: i) parent company; ii) non-wholly-owned guarantor subsidiaries; iii) the combined wholly-owned guarantor subsidiaries; iv) eliminations, and v) the consolidated totals.

        Investments in subsidiaries are accounted for by the parent company under the equity method of accounting. Earnings of subsidiaries are therefore reflected in the parent company's investment in subsidiaries and intercompany balances and transactions.

        The Company has not presented separate financial statements and other disclosures of the wholly-owned guarantor subsidiaries (with the exception of Immsa) because management has determined that such information is not material to investors.

        Financial statements of Immsa, a wholly-owned subsidiary, are included separately in this Annual Report pursuant to Rule 3-16 of Regulation S-X of the Securities and Exchange Commission. In the accompanying information below, Immsa is included in the column of "wholly-owned guarantor".

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2003

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Cash and cash equivalents	$28,735	$14,979	$6,374	$6,050		$56,138
Inventories	159	90,838	31,846	117,245	$(8,959)	231,129
Affiliated companies	6,106	721,264	11,268	110,697	(844,761)	4,574
Property, plant and equipment	17,661	1,117,929	484,837	302,071		1,922,498
Other assets	2,559,852	63,258	193,397	111,093	(2,594,435)	333,165
Goodwill	17,042					17,042

Total assets	$2,629,555	$2,008,268	$727,722	$647,156	$(3,448,155)	$2,564,546

Current portion of long-term debt and interest payable	$54,076	$1,256			$(25)	$55,307
Other current liabilities	50,572	89,806	$105,235	$202,799	(204,584)	243,828

Total current liabilities	104,648	91,062	105,235	202,799	(204,609)	299,135
Due to Grupo México, S. A. de C. V.	52,468					52,468
Long-term debt	1,248,107	18,743			31	1,266,881
Other noncurrent liabilities	441,997	98,414	37,981	13,625	(428,290)	163,727
Minority interest	74,485					74,485
Stockholders' equity	707,850	1,800,049	584,506	430,732	(2,815,287)	707,850

Total liabilities and stockholders' equity	$2,629,555	$2,008,268	$727,722	$647,156	$(3,448,155)	$2,564,546

SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2002

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Cash and cash equivalents	$64,854	$28,501	$13,845	$8,382		$115,582
Inventories	159	101,803	32,576	101,138	$(3,103)	232,573
Affiliated companies	18,852	627,669	7,890	93,143	(745,290)	2,264
Property, plant and equipment	17,508	1,149,706	516,445	316,199		1,999,858
Other assets	2,559,893	75,490	157,112		(2,493,030)	299,465
Goodwill	17,042					17,042

Total assets	$2,678,308	$1,983,169	$727,868	$518,862	$(3,241,423)	$2,666,784

Total current liabilities	$93,675	$121,251	$148,642	$89,472	$(67,877)	$385,163
Due to Grupo México, S. A. de C. V.	548,664				(496,196)	52,468
Long-term debt	1,317,533	20,000			(15,345)	1,322,188
Other noncurrent liabilities	995	117,008	42,731	15,571	13,219	189,524
Minority interest	77,364					77,364
Stockholders' equity	640,077	1,724,910	536,495	413,819	(2,675,224)	640,077

Total liabilities and stockholders' equity	$2,678,308	$1,983,169	$727,868	$518,862	$(3,241,423)	$2,666,784

SUPPLEMENTAL CONDENSED CONSOLDATING OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Net sales		$434,196	$239,080	$394,270	$(285,949)	$781,597
Cost of sales		346,456	141,804	345,194	(281,677)	551,777
Operating expenses	$5,801	48,279	50,178	54,115	(18,544)	139,829

Operating (loss) income	(5,801)	39,461	47,098	(5,039)	14,272	89,991
Integral result of financing	140,480	(38,477)	1,217	(19,037)	2,422	86,605
(Benefits) provisions for income taxes and employees' statutory profit sharing	(66,856)	2,672	(2,916)	8,359	94,210	35,469

(Loss) income before minority interest	(79,425)	75,266	48,797	5,639	(82,360)	(32,083)
Minority interest	(44,238)	1		(1,919)	49,260	3,104

(Loss) income net income for the year	$(35,187)	$75,265	$48,797	$7,558	$(131,620)	$(35,187)

SUPPLEMENTAL CONDENSED CONSOLIDATING OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Net sales		$430,494	$200,221	$511,794	$(418,738)	$723,771
Cost of sales		363,922	147,522	481,859	(416,825)	576,478
Operating expenses	$8,860	45,779	35,804	60,029	(18,927)	131,545

Operating (loss) income	(8,860)	20,793	16,895	(30,094)	17,014	15,748
Integral result of financing	141,452	(55,112)	(7,213)	(40,369)	9,236	47,994
(Benefits) provisions for income taxes and employees' statutory profit sharing	(49,828)	(62,777)	(75,297)	(7,781)	71,065	(124,618)

(Loss) income before minority interest	(100,484)	138,682	99,405	18,056	(63,287)	92,372
Minority interest	(184,858)	(22)		(2,990)	195,868	7,998

Net income (loss) for the year	$84,374	$138,704	$99,405	$21,046	$(259,155)	$84,374

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Cash flows from operating activities:
Net (loss) income	$(35,187)	$75,265	$48,797	$7,558	$(131,620)	$(35,187)
Items that did not require (generate) resources—Employee benefit liabilities		189	(2,489)	11,359		9,059
Depreciation, amortization and depletion	467	34,548	42,670	25,794		103,479
Amortization of deferred charges		1,976				1,976
Deferred income taxes	(77,768)	(4,254)	(7,480)	(1,469)	98,895	7,924
Deferred employees' statutory profit sharing				2,040		2,040
Minority interest	(44,238)	(1)		(1,919)	49,262	3,104
Loss (gain) on sale of property and equipment				3,534		3,534
Remeasurement (gain) loss	4,412	(12,181)	(786)	(11,171)		(19,726)
Resources provided by (used in) working capital	25,465	(103,843)	(50,881)	(31,016)	(980)	(161,255)

Resources (used in) provided by operations	(126,849)	(8,301)	29,831	4,710	15,557	(85,052)

Investing:
Capital expenditures	(620)	(2,086)	(41,281)	(10,568)		(54,555)
Net increase investment in share of associated companies and other unconsolidated companies	3			47		50

Resources used in investing activities	(617)	(2,086)	(41,281)	(10,521)		(54,505)

Financing:
Cash restricted as collateral accounts	64,585	23,463				88,048
Investment in treasury stock	(17,802)					(17,802)
Advances for future increases in capital stock	111,521					111,521

Resources provided by financing activities	158,304	23,463				181,767

Effect of exchange rate on cash	(2,372)	(7,296)	3,981	3,239	(11,158)	(13,606)

Increase (decrease) in cash and cash equivalents	28,466	5,780	(7,469)	(2,572)	4,399	28,604
Cash and cash equivalents at beginning or year	269	5,038	13,845	8,623	(241)	27,534

Cash and cash equivalents at end of year	$28,735	$10,818	$6,376	$6,051	$4,158	$56,138

SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

POSITION FOR THE YEAR ENDED DECEMBER 31, 2002

(US$ in thousands)

		Non wholly owned guarantor
				Wholly owned guarantor subsidiaries
	Parent company	Mexcobre subsidiary	Mexcananea subsidiary		Eliminations	Consolidated
Cash flows from operating activities:
Net income	$84,374	$138,704	$99,405	$21,046	$(259,155)	$84,374
Items that did not require (generate) resources—Employee benefit liabilities		358	3,148	2,601	3,292	9,399
Depreciation, amortization and depletion		33,354	27,047	25,530	3,837	89,768
Amortization of deferred charges		8,046			(3,904)	4,142
Deferred income taxes	(65,867)	(62,777)	(73,510)	(12,340)	67,735	(146,759)
Deferred employee's statutory profit sharing					4,737	4,737
Participation in subsidiary companies	73,625				(65,627)	7,998
Loss (gain) on sale of property and equipment					(3,295)	(3,295)
Remeasurement (gain) loss	(3,070)	(25,270)	2,335	(16,718)	(9,452)	(52,175)
Resources provided by (used in) working capital	223,165	(48,705)	16,184	(21,742)	(80,327)	88,575

Resources provided by (used in) operations	312,227	43,710	74,609	(1,623)	(342,159)	86,764

Investing:
Capital expenditures	(920)	(5,449)	(64,127)	(3,123)	30,405	(43,214)
Net increase investments in share of associated companies and other unconsolidated companies	(249,628)				249,194	(434)

Resources provided by (use in) investing activities	(250,548)	(5,449)	(64,127)	(3,123)	279,599	(43,648)

Financing:
Proceeds from long-term debt	(17,876)				22,236	4,360
Restricted flow in collateral account		(26,016)		(20,738)		(46,754)
Investment in treasury stock					(960)	(960)
Advances for future increases in capital stock	17,745					17,745

Resources (used in) provided by financing activities	(131)	(26,016)		(20,738)	21,276	(25,609)

Effect of exchange rate on cash		9,216	1	173	(5,712)	3,678

Increase (decrease) in cash and cash equivalents	61,548	21,461	10,483	(25,311)	(46,996)	21,185
Cash and cash equivalents at beginning or year	3,306	7,040	3,362	33,934	(41,293)	6,349

Cash and cash equivalents at end of year	$64,854	$28,501	$13,845	$8,623	$(88,289)	$27,534

NOTE 18—RESTATEMENT OF PREVIOUSLY REPORTED U.S. GAAP FINANCIAL INFORMATION RESULTING FROM COMPANY'S DETERMINATION TO ADOPT U.S. DOLLAR AS FUNCTIONAL CURRENCY FOR 2003:

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, as mentioned in Note 2b.

        Subsequent to the issuance of GMM's December 31, 2002 consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, the Company's management determined that GMM's reconciliation of net income (loss) and shareholders equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Prior transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 per U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31, 2002		Year ended December 31, 2001
	(Ps in thousands, except per share data)
U.S. GAAP net income (loss) as previously reported	Ps	156,586	Ps	(1,760,902)
Impact of restatement for change in functional currency		1,156,966		(290,904)

U.S. GAAP net income (loss) as restated	Ps	1,313,552	Ps	(2,051,806)

Basic and diluted earnings (loss) per share under U.S. GAAP, as previously reported	Ps.	24	Ps	(2.71)

Basic and diluted earnings (loss) per share under U.S. GAAP, as restated	Ps	2.02	Ps	(3.16)

	December 31, 2002		December 31, 2001
U.S. GAAP stockholders' equity as previously reported	Ps	6,889,864	Ps	18,203,395
Impact of restatement for change in functional currency		(9,612)		(3,430,741)

U.S. GAAP stockholders' equity as restated	Ps	6,880,252	Ps	14,772,654

ANNEX F-1

FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

Mexico City, April 16, 2004, except as to Note 17 for which the date is July 2, 2004

To the Board of Directors and Stockholders of
Mexicana de Cobre, S. A. de C. V.

        We have audited the accompanying consolidated balance sheets of Mexicana de Cobre, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cobre, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  PRICEWATERHOUSECOOPERS

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Mexicana de Cobre, S. A. de C. V.:

        We have audited the accompanying consolidated balance sheet of Mexicana de Cobre, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 17, the reconciliation to U.S. GAAP of stockholders' equity as of December 31, 2002 and net income (loss) for the years ended December 31, 2002 and 2001 previously reported in the consolidated financial statements of the Company has been restated.

/s/  GALAZ, YAMAZAKI, RUIZ URQUIZA, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta lvarez
Mexico City, Mexico
July 2, 2004

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 4)	$14,979	$5,036
Cash retained in collateral accounts		23,465
Trade receivables—Net of allowance for doubtful accounts of $3,020 in 2003 and $1,520 in 2002	26,021	27,838
Recoverable taxes	8,969	18,610
Due from affiliated companies (Note 12)	208,540	443,019
Other	4,733	5,506
Inventories—Net (Note 5)	90,838	101,803

Total current assets	354,080	625,277
PROPERTY, PLANT AND EQUIPMENT—Net (Note 6)	1,117,929	1,149,706
Due from affiliates—Minera México, S. A. de C. V. (Note 12)	505,818	170,982
Due from affiliates—Grupo México, S. A. de C. V.	6,906	13,668
OTHER ASSETS—Net (Note 7)	23,535	23,536

	$2,008,268	$1,983,169

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$1,257
Trade accounts payable	22,460	$39,432
Accrued interest
Accrued salaries and wages
Other accrued liabilities	22,618	29,520
Due to affiliated companies (Note 12)	11,929	22,074
Income asset taxes payable and employees' statutory profit sharing	38	82
Deferred income taxes and employees' statutory profit sharing (Note 13)	32,760	30,143

Total current liabilities	91,062	121,251
Long-term debt (Note 8)	18,743	20,000
Labor liabilities (Note 9)	2,490	2,490
Deferred income taxes and employees' statutory profit sharing (Note 13)	95,945	114,538

Total liabilities	208,240	258,279

CONTINGENCIES AND COMMITMENTS (Note 15)
MINORITY INTEREST	(21)	(20)

STOCKHOLDERS' EQUITY (Note 10):
Common stock (1,043,271,843 shares authorized and outstanding at December 31, 2003 and 2002)	534,829	534,829
Additional paid-in capital	525,940	525,940
Accumulated other comprehensive loss	(387)	(261)
Retained earnings	739,667	664,402

Total stockholders' equity	1,800,049	1,724,910

	$2,008,268	$1,983,169

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$434,196	$430,494	$560,252
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization shown below)	346,456	363,922	465,378
Administrative expenses	10,740	9,311	9,465
Depreciation and amortization	37,539	36,468	37,060

Income from operations	39,461	20,793	48,349

Interest expense	2,594	282	1,901
Interest income	(30,999)	(28,962)	(37,377)
Remeasurement (gain) loss—Net	(12,181)	(25,185)	10,800
Realized loss on hedging activities			6,354
Other—Net	2,109	(1,247)	(1,244)

	(38,477)	(55,112)	(19,566)

Income before income taxes and minority interest	77,938	75,905	67,915
Provision (benefit) for income taxes	2,672	(62,777)	37,518
Minority interest	1	22

Consolidated net income	$75,265	$138,704	$30,397

Income per share	$0.072	$0.133	$0.029

Weighted average number of shares outstanding	1,043,271,843	1,043,271,843	1,043,271,843

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

	Outstanding shares	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balances at December 31, 2000	1,043,271,843	$534,829	$525,940		$495,301	$1,556,070
Comprehensive result:
Net income for the year					30,397	30,397

Balances at December 31, 2001	1,043,271,843	534,829	525,940		525,698	1,586,467
Comprehensive result:
Net income for the year					138,704	138,704
Additional liability for employee benefit obligations				$(261)		(261)

Total comprehensive result						138,443

Balances at December 31, 2002	1,043,271,843	534,829	525,940	(261)	664,402	1,724,910
Comprehensive result:
Net income for the year					75,265	75,265
Additional liability for employee benefit obligations				(126)		(126)

Total comprehensive result						75,139

Balances at December 31, 2003	1,043,271,843	$534,829	$525,940	$(387)	$739,667	$1,800,049

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	$75,265	$138,704	$30,397
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	37,539	36,468	37,060
Net loss (gain) on sale of property and equipment	1,005	1,242	6,460
Amortization of deferred charges	2,815	4,932	1,870
Deferred income taxes	(4,254)	(62,777)	37,518
Deferred employees' profit sharing	268	5,402	(3,388)
Employee benefit liabilities	189	506	596
Remeasurement (gain) loss	(12,181)	(25,270)	10,800
Allowance for doubtful accounts	1,502	952
Allowance for obsolescence of materials	97	955	16
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	315	(2,744)	(4,323)
Other accounts receivable	11,197	(9,995)	(147,013)
Inventories	9,528	11,710	27,949
Other assets	(2,435)	(4,084)	(2,508)
Accounts payable and accrued liabilities	(126,480)	(81,149)	33,866

Net cash (used in) provided by operating activities	(5,901)	14,852	29,300

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(8,332)	(2,688)	(27,828)
Proceeds from the sale of fixed assets	380	81	146

Net cash used in investing activities	(7,952)	(2,607)	(27,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash restricted as collateral accounts	23,465	(19,276)	(4,189)

Net cash used in financing activities	23,465	(19,276)	(4,189)

Effect of exchange rate changes on cash and cash equivalents	331	9,217	(2,245)

Increase (decrease) in cash and cash equivalents	9,943	2,186	(4,816)
Cash and cash equivalents at beginning of the year	5,036	2,850	7,666

Cash and cash equivalents at end of the year	$14,979	$5,036	$2,850

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$1,901	$282	$2,594

Income taxes	$7,197	$—	$—

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$248	$323	$—

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Mexicana de Cobre, S. A. de C. V. (Mexcobre) and subsidiaries (collectively, Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals and the refinement of copper, gold and silver. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO) through its holding company Minera México, S. A. de C. V. (MM) (formerly Grupo Minero México, S. A. de C. V.).

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Mexcobre and those of its subsidiaries that consolidate the financial statements of their subsidiaries:

Company	Ownership percentage as of December 31, 2003 (%)
Compañía Hotelera la Caridad, S. A. de C. V.	50.90
Minera Pilares, S. A. de C. V.	51.20

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        Mexcobre is a majority-owned indirect subsidiary of MM.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. Mexcobre maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003		2002		2001
Exchange rate at December 31	Ps	11.2360	Ps	10.3125	Ps	9.1692
Weighted average exchange rate for the year ended	Ps	10.7869	Ps	9.6589	Ps	9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are summarized as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, plant and equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year, are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Stripping costs—Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be stripped divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the opinion of the Company, better facilitates the matching of mine production costs over the life of the mine with the related revenues.

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable.

g.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss) and the change in the additional minimum pension liability.

h.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

i.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employees' statutory profit sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced by a valuation allowance for those estimates amounts, which in the opinion of management, will more likely than not will not be realized.

j.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

k.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all the Company's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices.

        Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

l.    Income per share—

        Basic income per share is calculated by dividing consolidated net income by the weighted average number of common shares outstanding during the year.

m.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designated in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

n.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The Company's three largest customers accounted for 14%, 13% and 10% of total sales in 2003, 37%, 14% and 6% of total sales in 2002 and 45%, 7% and 7% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$568	$—	$—	$568

Year ended December 31, 2002	$568	$952	$—	$1,520

Year ended December 31, 2003	$1,520	$1,502	$(2)	$3,020

o.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

p.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FASB interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities" ("FIN 46(R)") FIN 46(R) clarifies the application of Accounting Research Statement No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on its financial statements.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—CASH AND CASH EQUIVALENTS:

	December 31,
	2003	2002
Cash	$4,868	$4,915
Cash equivalents	10,111	121

	$14,979	$5,036

NOTE 5—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$48,703	$55,465
Finished goods metals	42,600	48,086
Work-in-process	906
Merchandise in transit	474

	92,683	103,551
Allowance for obsolescence	(1,845)	(1,748)

	$90,838	$101,803

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$827	$16	$(47)	$796

Year ended December 31, 2002	$796	$955	$(3)	$1,748

Year ended December 31, 2003	$1,748	$97	$—	$1,845

NOTE 6—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$804	$629
Mine development	1,087	2,738
Building and leasehold improvements	439,933	502,192
Automobiles and tracks	16,636	16,922
Mobile equipment	186,347	151,958
Processing equipment	1,023,915	985,215

	1,668,722	1,659,654
Accumulated depreciation	(565,544)	(526,462)

	1,103,178	1,133,192
Construction-in-progress	14,751	16,514

	$1,117,929	$1,149,706

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.88%	2.74%
Automobiles and trucks	6.77%	5.64%
Mobile equipment	5.81%	4.59%
Processing equipment	3.94%	3.63%

NOTE 7—OTHER ASSETS:

	December 31,
	2003	2002
Stripping costs—Net of accumulated amortization of $3,516 in 2003 and $1,951 in 2002	$21,319	$20,133

Intangible asset arising from employee benefits	50	190
Investment in shares of associated and other unconsolidated companies	1,648	1,648
Other	1,021	2,967

	2,719	4,805
Accumulated amortization	(503)	(1,402)

	2,216	3,403

	$23,535	$23,536

        The Company's estimated annual amortization over each of the next five years is $1,218.

        The Company spent $1,200 in 2001, $1,300 in 2002 and $774 in 2003 on exploration programs, which were recognized as operating expenses in those years.

NOTE 8—LONG-TERM DEBT:

        In 2002, a lawsuit was filed against Mexcobre by Siemens Financial Services GMBH, a U.S. entity, and West LB AG, a U.S. bank, for noncompliance of payments related to the purchase of an electrolitic cathode for $20 million. A restructuring agreement was subsequently reached and this amount included in long-term debt of MM which maturity will be 2007 with an interest rate of LIBOR+3.75%.

NOTE 9—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	Pension benefits December 31,
	2003	2002
Actuarial present value of benefit obligation:
Vested benefit obligation	$1,753	$1,785
Non-vested benefit obligation	319	318

Accumulated benefit obligation	2,072	2,103
Excess of projected benefit obligation over accumulated benefit obligation	512	504

Projected benefit obligation	2,584	2,607
Unrecognized net actuarial loss	(342)	(440)
Additional minimum liability	248	323

Net pension liability	$2,490	$2,490

        Additional disclosures required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	December 31,
	2003	2002
Change in benefit obligation:
Projected benefit obligation at beginning of year	$2,607	$(2,942)
Service cost	197	(240)
Interest cost	167	(231)
Actuarial (loss) gain—Net	29	509
Benefits paid	(202)	220
Settlements		77
Inflation adjustment	(214)

Projected benefit obligation at end of year	$2,584	$2,607

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consist of the following:

	2003	2002	2001
Service cost	$197	$240	$250
Interest cost	167	231	295
Expected return on plan assets
Amortization of transition assets—Net
Recognized net actuarial loss	17	35	51

Total net periodic benefit cost	$381	$506	$596

NOTE 10—STOCKHOLDERS' EQUITY:

        At December 31, 2003, the Company's capital stock amounted to $534,829, represented by 1,043,271,843 shares, of which 903,667,499 Class I shares, Series A correspond to the fixed portion.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06%, depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 11—SEGMENT INFORMATION:

        Based on the information reviewed by the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        The prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$155,870	$185,629	$331,983
Germany	3,644
China	5,342
Mexico	266,165	238,770	213,324

Total previous countries	431,021	424,399	545,307
Other countries	3,175	6,095	14,945

Total worldwide	$434,196	$430,494	$560,252

NOTE 12—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Minera México, S. A. de C. V. (Note 1)	$101,606	$327,373
Mexicana de Cananea, S. A. de C. V.	54,377	41,571
Industrial Minera México, S. A. de C. V.	23,853	41,707
Minera Mexico International, Inc.	25,801	32,337
Other	2,903	31

	$208,540	$443,019

	December 31,
	2003	2002
Accounts payable:
Asarco, Inc.	$6,479	$9,243
Ferrocarril Mexicano, S. A. de C. V.	1,179	6,122
Minerales Metálicos del Norte, S. A.		3,577
México Transportes Aéreos, S. A. de C. V.	235	2,384
Servicios de Apoyo Administrativo, S. A. de C. V.	517	716
Western Copper Supplies, Inc.	156	32
Southern Peru Copper Corporation	3,363

	$11,929	$22,074

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$71,993	$161,416	$251,891

Interest	$30,803	$29,038	$37,655

Other services	$3,422	$1,253	$7,832

Expenses:
Purchases	$129,870	$181,910	$151,104

Transportation services	$8,623	$8,454	$13,552

Other services	$8,109	$9,499	$14,917

Purchase of fixed assets			$2,194

        The Company lends to and borrows among our affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 13—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Asset tax	$7,197

Deferred:
Income tax	(4,525)	$(62,777)	$37,518

	$2,672	$(62,777)	$37,518

        The employees' statutory profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Deferred	$268	$5,402	$(3,388)

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes and minority interest	$26,499	$26,567	$23,770
Increase (decrease) due to:
Inflationary tax component—Net	(8,723)	(11,079)	(6,695)
Non-deductible items	2,872	4,040	1,793
Other income	(131)	(581)	(2,068)
Variation rate assets	(9,099)	(9,693)
Tax loss carryforwards	(3,791)	(47,029)	52,272
Other	(4,955)	(25,002)	(31,554)

Tax at effective tax rate	$2,672	$(62,777)	$(37,518)

        The deferred income tax effect from the reduction in the 2002 income tax rates, related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred, employees' statutory profit sharing	Deferred income tax	Deferred, employees' statutory profit sharing
Current:
Inventories	$25,301	$7,667	$30,900	$9,088
Exchange (loss) gain				3,876
Non-deductible reserves	(160)	(48)	(10,603)	(3,118)

	25,141	7,619	20,297	9,846

Long-term:
Property, plant and equipment	95,476	36,544	110,360	37,993
Tax loss carryforwards	(38,375)		(42,834)
Recoverable asset tax	(6,855)		(1,214)
Deferred charges	7,020	2,135	7,907	2,326

	57,266	38,679	74,219	40,319

	$82,407	$46,298	$94,516	$50,165

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2007	$6,858
2009	66,581
2010
2011	18,722
2014	24,125	$6,855

	$116,286	$6,855

NOTE 14—FINANCIAL INSTRUMENTS:

a.    Fair value of financial instruments—

        For certain of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments of the Company at December 31, 2003 and 2002:

	2003		2002
	Fair value	Book value	Fair value	Book value
Liabilities:
Long-term debt (excluding financial leases and interest)	$20,000	$20,000	$20,000	$20,000

        The following method and assumptions were used to estimate the fair value of each type of financial instrument:

  •
  Long-term debt: Fair value is based on the estimated market prices obtained from the Company's financial advisors.

b.    Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various leading banks principally in Mexico and the U.S. or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 15—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

        In July 1991, the agricultural community of Pilares de Nacozari Ejido (the "Ejido") commenced an action ("Amparo") in the first federal district court in Sonora, Mexico against the Ministry of Agrarian Reform (the "Ministry"), alleging that the expropriation of approximately 1,500 hectares of land on which certain of Mexcobre's facilities are currently located, which land is adjacent to the land where the mine is located, was improper. Mexcobre was not named as a defendant in the Amparo, although it was included as an interested third party due to its ownership of the land. Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios P(7)blicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973.

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

        There has been no final resolution of this matter, but the Mexican District Court Judge of Hermosillo before whom this matter is presently docketed has twice issued a ruling stating that it is impossible to return the land as a mean of restitution. A third and final ruling from the Mexican District Court Judge of Hermosillo is expected soon. We believe, along with Mexcobre, that if the Ejido requests indemnity instead of a return of the land, Mexcobre's financial responsibility with respect to such compensation would not be material.

NOTE 16—SUBSEQUENT EVENTS:

        On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transaction will be consummated.

NOTE 17—RESTATEMENT OF PREVIOUSLY REPORTED U.S. GAAP FINANCIAL INFORMATION RESULTING FROM COMPANY'S DETERMINATION TO ADOPT U.S. DOLLAR AS FUNCTIONAL CURRENCY FOR 2003:

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, as mentioned in Note 2b.

        Subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, the Company's management determined that its reconciliation of net income (loss) and stockholders' equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Prior transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 per U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31, 2002		Year ended December 31, 2001
	(Ps in thousands, except per share data)
U.S. GAAP net income (loss) as previously reported	Ps	987,782	Ps	(24,587)
Impact of restatement for change in functional currency		351,946		308,455

U.S. GAAP net income (loss) as restated	Ps	1,339,728	Ps	283,868

Basic and diluted earnings (loss) per share under U.S. GAAP, as previously reported	Ps	.95	Ps	(.02)

Basic and diluted earnings (loss) per share under U.S. GAAP, as restated	Ps	1.28	Ps	.27

U.S. GAAP stockholders' equity as previously reported	Ps	17,774,839	Ps	16,191,494
Impact of restatement for change in functional currency		788,166		(375,449)

U.S. GAAP stockholders' equity as restated	Ps	18,563,005	Ps	15,816,045

ANNEX F-2

FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 16, 2004, except as to Note 15, for which the date is July 2, 2004

To the Board of Directors and Stockholders of
Mexicana de Cananea, S. A. de C. V.

        We have audited the accompanying consolidated balance sheets of Mexicana de Cananea, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mexicana de Cananea, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Mexicana de Cananea, S. A. de C. V.:

        We have audited the accompanying consolidated balance sheet of Mexicana de Cananea, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 15, the reconciliation to U.S. GAAP of stockholders' equity as of December 31, 2002 and net income (loss) for the years ended December 31, 2002 and 2001 previously reported in the consolidated financial statements of the Company has been restated.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta Álvarez
Mexico City, Mexico
July 2, 2004

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash	$6,374	$13,845
Trade receivables—Net of allowance for doubtful accounts of $27 in 2002	19,267	2,597
Recoverable taxes	5,387	16,485
Due from affiliated companies (Note 10)	8,458	7,890
Inventories—Net (Note 4)	31,846	32,576
Prepaid expenses and other	3,618	3,793

Total current assets	74,950	77,186
PROPERTY, PLANT AND EQUIPMENT—Net (Note 5)	484,837	516,445
DUE FROM AFFILIATES—MINERA MÉXICO, S. A. DE C. V.	2,810
DEFERRED INCOME TAX	9,800	2,632
OTHER ASSETS—Net (Note 6)	155,325	131,605

	$727,722	$727,868

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$26,886	$29,798
Accrued salaries and wages	973
Other accrued liabilities	18,185	71,793
Due to affiliated companies (Note 10)	57,518	46,700
Income asset taxes payable and employees' statutory profit sharing	741
Deferred income taxes and employees' statutory profit sharing (Note 11)	932	351

Total current liabilities	105,235	148,642
Labor liabilities (Note 7)	22,453	19,721
Deferred income taxes and employees' statutory profit sharing (Note 11)	15,528	23,010

Total liabilities	143,216	191,373

CONTINGENCIES AND COMMITMENTS (Note 13)
STOCKHOLDERS' EQUITY (Note 8):
Common stock (201,798,896 shares authorized and outstanding at December 31, 2003 and 2002)	513,917	513,917
Accumulated other comprehensive loss	(5,083)	(4,297)
Retained earnings	75,672	26,875

Total stockholders' equity	584,506	536,495

	$727,722	$727,868

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$239,080	$200,221	$150,017
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown below)	141,804	147,522	125,681
Administrative expenses	7,508	8,757	9,402
Depreciation, amortization and depletion	42,670	27,047	24,469

Income (loss) from operations	47,098	16,895	(9,535)

Interest expense	3,272	3,802	4,701
Interest income	(66)	(62)	(117)
Remeasurement (gain) loss—Net	(6,408)	(10,092)	448
Other—Net	4,419	(861)	896

	(1,217)	(7,213)	5,928

Income (loss) before income taxes	45,881	24,108	(15,463)
Provision (benefit) for income taxes	(2,916)	(75,297)	98,205

Consolidated net income (loss)	$48,797	$99,405	$(113,668)

Income (loss) per share	$0.24	$0.49	$(0.56)

Weighted average number of shares outstanding	201,798,896	201,798,896	201,798,896

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

	Outstanding shares	Common stock	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balances at December 31, 2000	201,798,896	$513,917	$(6,632)	$41,138	$548,423
Comprehensive result:
Net loss for the year				(113,668)	(113,668)

Balances at December 31, 2001	201,798,896	513,917	(6,632)	(72,530)	434,755
Comprehensive result:
Net income for the year				99,405	99,405
Additional liability for employee benefit obligations			2,335		2,335

Total comprehensive result					101,740

Balances at December 31, 2002	201,798,896	513,917	(4,297)	26,875	536,495
Comprehensive result:
Net income for the year				48,797	48,797
Additional liability for employee benefit obligations			(786)		(786)

Total comprehensive result					48,011

Balances at December 31, 2003	201,798,896	$513,917	$(5,083)	$75,672	$584,506

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year	$48,797	$99,405	$(113,668)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	42,670	27,047	24,469
Cost of sale of property and equipment	18	22	54
Deferred income taxes	(8,838)	(75,297)	98,205
Deferred employees' statutory profit sharing	1,361	2,206	5,315
Employee benefit liabilities	5,494	1,847	2,702
Remeasurement (gain) loss	(6,408)	(10,092)	448
Allowance for obsolescence of materials	1,021	3	269
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	(5,351)	(324)	(7,519)
Other accounts receivable	(37)	(13,061)	(38)
Inventories	(291)	1,366	(193)
Other assets	2,672	(14,253)	4,725
Accounts payable and accrued liabilities	(46,461)	28,200	68,731

Net cash provided by operating activities	34,647	47,069	83,500

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(39,973)	(41,925)	(79,814)
Proceeds from the sale of fixed assets	220	275	56

Net cash used in investing activities	(39,753)	(41,650)	(79,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash restricted as collateral accounts		1,931	(1,931)

Net cash provided by (used in) financing activities		1,931	(1,931)

Effect of exchange rate changes on cash and cash equivalents	(2,365)	4,564	(303)

Increase (decrease) in cash and cash equivalents	(7,471)	11,914	1,508
Cash and cash equivalents at beginning of the year	13,845	1,931	423

Cash and cash equivalents at end of the year	$6,374	$13,845	$1,931

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for—
Interest	$109	$143	$760

Income taxes	$404	$—	$1,260

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$(786)	$2,335	$—

The accompanying notes are an integral part of these consolidated financial statements.

MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Minera México, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Mexicana de Cananea, S. A. de C. V. (Mexcananea) and subsidiaries (collectively, the Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO), through its holding company Minera México, S. A. de C. V. (MM) (formerly Grupo Minero México, S. A. de C. V.).

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of Mexcananea and those of its subsidiaries that consolidate the financial statements of their subsidiaries. The major operating subsidiaries of the Company are as follows:

Company	Ownership percentage as of December 31, 2003 (%)
Hospital del Ronquillo, S. de R. L. de C. V.	100.00
Proyecciones Urbanísticas, S. de R. L. de C. V.	100.00
Minera Cumobabi, S. A. de C. V.	99.99

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        Mexcananea is a majority-owned indirect subsidiary of MM.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. Mexcananea maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos (Ps) into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003	2002	2001
Exchange rate at December 31	Ps 11.2360	Ps 10.3125	Ps 9.1692
Weighted average exchange rate for the year ended	Ps 10.7869	Ps 9.6589	Ps 9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are summarized as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, Plant and Equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Stripping costs—Stripping costs are costs associated with the removal of waste materials after production has commenced. Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company's estimate of the total amount of waste to be stripped divided by the estimated total proven and probable reserves. In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense. In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

        The Company's policy results in the smoothing of stripping costs over the life of the mine and, in the opinion of the Company, better facilitates the matching of mine production costs over the life of the mine with the related revenues.

  •
  Leachable material—Mexcananea capitalizes the cost of materials with low copper content, extracted during the mining process (leachable material), which are collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is approximately five years.

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and are recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when recovery is deemed probable.

g.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss) and the change in the additional minimum pension liability.

h.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        Mexcananea provides medical and hospital services to all active employees and retired unionized employees and the members of their families through a subsidiary. Mexcananea records the liability for postretirement medical benefits based on actuarial calculations under the projected unit credit method.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

i.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employees' statutory profit sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced by a valuation allowance for those estimates amounts, wich in the opinion of management, will more likely than not will not be realized.

j.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

k.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all our products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices. Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

l.    Income (loss) per share—

        Basic income (loss) per share is calculated by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the year.

m.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designated in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

n.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The Company's three largest customers accounted for 44%, 16% and 8% of total sales in 2003, 41%, 26% and 14% of total sales in 2002 and 74%, 19% and 3% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$31	$—	$(4)	$27

Year ended December 31, 2002	$27	$—	$—	$27

Year ended December 31, 2003	$27	$—	$(27)	$—

o.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

p.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FASB interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46(R)"). FIN 46(R) clarifies the application of Accounting Research Statement No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46(R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46(R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46(R) to have a material impact on its financial statements.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$31,285	$28,866
Finished goods metals	1,669	1,115
Work-in-process	73	55
Merchandise in transit and advance to supplies	3,955	6,908

	36,982	36,944
Allowance for obsolescence	(5,136)	(4,368)

	$31,846	$32,576

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$4,561	$269	$(28)	$4,802

Year ended December 31, 2002	$4,802	$3	$(437)	$4,368

Year ended December 31, 2003	$4,368	$1,021	$(253)	$5,136

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$587	$921
Mine development	8,882	10,875
Building and leasehold improvements	172,393	169,774
Infrastructure	40,536	40,290
Automobiles and trucks	5,972	6,070
Mobile equipment	142,452	146,468
Processing equipment	370,594	364,239

	741,416	738,637
Accumulated depreciation	(264,040)	(250,521)

	477,376	488,116
Construction-in-progress	7,461	28,329

	$484,837	$516,445

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.88%	2.50%
Infrastructure	3.03%	3.03%
Automobiles and trucks	6.77%	7.62%
Mobile equipment	5.81%	4.59%
Processing equipment	3.94%	3.56%

NOTE 6—OTHER ASSETS:

	December 31,
	2003	2002
Stripping costs and leachable material—Net of accumulated amortization and depletion of $28,041 in 2003 and $10,477 in 2002	$154,978	$131,261

Intangible asset arising from employee benefits	223	436
Investment in shares of associated and other unconsolidated companies	97	97
Other	27	61

	347	594
Accumulated amortization		(250)

	347	344

	$155,325	$131,605

        The Company's estimated annual amortization over each of the next five years is approximately $23,300.

        The Company spent $584 in 2001, $178 in 2002 and $247 in 2003 on exploration programs, wich were recognized as operating expenses in those years.

NOTE 7—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method. The Company uses a December 31, measurement date for its plan.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	December 31,
	2003			2002
	Pension benefits	Post retirement health care	Total	Pension benefits	Post retirement health care	Total
Actuarial present value of benefit obligation:
Vested benefit obligation	$7,172	$46,163	$53,335	$6,742	$48,396	$55,138
Non-vested benefit obligation	4,485		4,485	4,216		4,216

Accumulated benefit obligation	11,657	46,163	57,820	10,958	48,396	59,354
Excess of projected benefit obligation over				671		671
Accumulated benefit obligation	638		638

Projected benefit obligation	12,295	46,163	58,458	11,629	48,396	60,025
Projected benefit obligation in excess of plan assets
Unrecognized prior service cost
Unrecognized net actuarial loss	(2,885)	(9,054)	(11,939)	(1,666)	(11,154)	(12,820)
Unrecognized transition obligation	(223)	(26,339)	(26,562)	(273)	(28,579)	(28,852)
Additional minimum liability	5,224		5,224	(3,201)		(3,201)
Fair value of plan assets at beginning of the year	(2,728)		(2,728)	4,569		4,569

Net pension liability	$11,683	$10,770	$22,453	$11,058	$8,663	$19,721

        Additional disclosures required by SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	December 31,
	2003			2002
	Pension benefits	Post retirement health care	Total	Pension benefits	Post retirement health care	Total
Change in benefit obligation:
Projected benefit obligation at beginning of year	$11,629	$48,396	$60,025	$11,314	$45,057	$56,371
Service cost	682	416	1,098	763	432	1,195
Interest cost	597	2,144	2,741	755	2,169	2,924
Actuarial (loss) gain—Net	1,389	(1,469)	(80)	(37)	228	191
Acquisition				(1,141)	(2,087)	(3,228)
Benefits paid	(1,047)	(1,925)	(2,962)
Settlements		2,569	2,569	(25)		(25)
Inflation adjustment	(955)	(3,968)	(4,923)		2,597	2,597

Projected benefit obligations at end of year	$12,295	$46,163	$58,458	$11,629	$48,396	$60,025

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consist of the following:

	2003	2002	2001
Service cost	$1,099	$763	$1,068
Interest cost	2,741	756	1,131
Amortization of transition assets—Net	1,621	328	503
Recognized net actuarial loss	33

Total net periodic benefit cost	$5,494	$1,847	$2,702

        Insured other benefit cost trend rates have a significant effect on the amount reported of the other benefit plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	Percentage point increase	Percentage point decrease
Effect on total service and interest cost components	$3,185	$2,492

Effect on the post-retirement benefit obligation	$51,405	$41,309

NOTE 8—STOCKHOLDERS' EQUITY:

        At December 31, 2003, the Company's capital stock amounted to $513,917, represented by 201,798,896 shares, Class "A", of which 171,005,065 correspond to the fixed portion and 30,793,831 shares to the variable portion.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06%, depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 9—SEGMENT INFORMATION:

        Based on the information reviewed by the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        Sales prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$75,143	$11,501	$43,056
Germany	5,016
Japan	4,399
China	9,870
Mexico	144,652	188,720	106,962

Total worldwide	$239,080	$200,221	$150,018

NOTE 10—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Industrial Minera México, S. A. de C. V.	$87	$1,715
Grupo Minero México, S. A. de C. V.		1,504
Asarco, Inc.	1,210	1,146
Servicios de Apoyo Administrativo, S. A. de C. V.		367
Minera Mexico Internacional, Inc.	7,117	351
Minerales Metálicos del Norte, S. A.		17
Southern Peru Copper Corporation		2
MM	44	2,788

	$8,458	$7,890

Accounts payable:
Mexicana de Cobre, S. A. de C. V.	$54,377	$41,570
Ferrocarril Mexicano, S. A. de C. V.	691	2,568
México Transportes Aéreos, S. A. de C. V.		2,500
Western Copper Supplies, Inc.	62	62
Infraestructura y Transportes México, S. A. de C. V.	2,039
Servicios de Apoyo Administrativos, S. A. de C. V.	349
Other

	$57,518	$46,700

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$108,415	$112,684	$115,504

Other services	$420	$544	$516

Expenses:
Purchases	$17,537	$—	$—

Transportation services	$3,059	$3,615	$3,132

Interest	$3,163	$—	$4,154

Other services	$12,128	$15,732	$9,149

Purchase of fixed assets	$—	$31,220	$19,044

        The Company lends to and borrows among affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 11—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Income tax
Asset tax	$5,922

Deferred:
Income tax	(8,838)	$(75,297)	$98,205

	$(2,916)	$(75,297)	$98,205

        The employees' statutory profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Deferred	$1,361	$2,206	$5,315

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes	$15,600	$8,438	$(5,412)
Increase (decrease) due to:
Inflationary tax component—Net	1,097	1,938	1,270
Non-deductible items	5,876	2,432	2,524
Other	(34,351)	(15,125)	14,963

	(11,778)	(2,317)	13,345
Valuation allowance for tax loss carryforward and recoverable asset tax	8,862	(72,980)	84,860

Tax at effective tax rate	$(2,916)	$(75,297)	$98,205

        The deferred income tax effect from the reduction in the 2002 income tax rates related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred employees' statutory profit sharing	Deferred income tax	Deferred employees' statutory profit sharing
Current:
Inventories	$9,204	$2,789	$10,066	$2,961
Exchange (loss) gain				1,125
Non-deductible reserves	(8,489)	(2,572)	(12,698)	(3,735)

	715	217	(2,632)	351
Long-term:
Property, plant and equipment	15,442	1,385	26,430	7,924
Tax loss carryforwards	(57,672)		(101,018)
Recoverable asset tax	(14,257)		(39,894)
Deferred charges	46,687	14,143	44,563	13,107

	(9,800)	15,528	(69,919)	21,031
Valuation allowance			71,898

	(9,800)	15,528	1,979	21,031

	$(9,085)	$15,745	$(653)	$21,382

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2004	$31,280	$5,859
2005	283	11,566
2006	332	2,379
2007	27,063	2
2008	61,798	398
2009	84,775	6,015
2010	407	2,381
2011	162
2012	124
2013	99	5,857

	$206,323	$34,457

NOTE 12—FINANCIAL INSTRUMENTS:

Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various leading banks principally in Mexico and the U.S. or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 13—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 14—SUBSEQUENT EVENTS:

        On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transaction will be consummated.

NOTE 15—RESTATEMENT OF PREVIOUSLY REPORTED U.S. GAAP FINANCIAL INFORMATION RESULTING FROM COMPANY'S DETERMINATION TO ADOPT U.S. DOLLAR AS FUNCTIONAL CURRENCY FOR 2003:

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. The Company's management has determined the U.S. dollar as its functional currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, as mentioned in Note 2b.

        Subsequent to the issuance of the Company's December 31, 2002, consolidated financial statements, prepared in accordance with Mexican GAAP and accordingly expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002, the Company's management determined that its reconciliation of net income (loss) and stockholders' equity from Mexican GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather reflected the Mexican peso as the functional currency. Therefore, the reconciliation of net income (loss) and stockholders' equity to U.S. GAAP as of and for the years ended December 31, 2002 and 2001, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Under U.S. GAAP, with the U.S. dollar as the functional currency, the effects of inflation recognized under Mexican GAAP must be eliminated in the reconciliation to U.S. GAAP.

        Accordingly, the restated amounts shown below have been remeasured into U.S. dollars and translated back into the reporting currency, the Mexican peso, by applying the procedures specified in SFAS No. 52.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, the comprehensive effects of inflation are removed from the Mexican peso-denominated financial statements. Monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Prior transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net loss in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated back into Mexican pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Mexican pesos of 10.31 and 9.14 per U.S. dollar as of December 31, 2002 and 2001, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average exchange rate during the period. Translation effects of exchange rate changes are included in other comprehensive income as a cumulative translation adjustment in stockholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31, 2002		Year ended December 31, 2001
	(Ps in thousands, except per share data)
U.S. GAAP net income (loss) as previously reported	Ps	23,603	Ps	(1,044,757)
Impact of restatement for change in functional currency		936,530		(16,754)

U.S. GAAP net income (loss) as restated	Ps	960,133	Ps	(1,061,511)

Basic and diluted earnings (loss) per share under U.S. GAAP, as previously reported	Ps	.12	Ps	(5.18)

Basic and diluted earnings (loss) per share under U.S. GAAP, as restated	Ps	4.76	Ps	(5.26)

	December 31, 2002		December 31, 2001
U.S. GAAP stockholders' equity as previously reported	Ps	6,591,548	Ps	5,733,306
Impact of restatement for change in functional currency		(563,830)		(814,076)

U.S. GAAP stockholders' equity as restated	Ps	6,027,718	Ps	4,919,230

ANNEX F-3

FINANCIAL STATEMENTS OF INDUSTRIAL MINERA MÉXICO, S.A. DE C.V.

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Grupo Minero México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Grupo Minero México, S. A. de C. V.)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

INDEX

Contents	Page
Reports of Independent Registered Public Accounting Firms	F-1 and F-2
Consolidated Financial Statements:
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Changes in Stockholders' Equity	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7 to F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico City, April 16, 2004

To the Board of Directors and Stockholders of
Industrial Minera México, S. A. de C. V.

        We have audited the accompanying consolidated balance sheets of Industrial Minera México, S. A. de C. V. and Subsidiaries ("the Company") as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United Stated of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Industrial Minera México, S. A. de C. V. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

Ruben Rivera R.
Mexico City, Mexico

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Industrial Minera México, S. A. de C. V.:

        We have audited the accompanying consolidated balance sheet of Industrial Minera México, S. A. de C. V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Galaz, Yamazaki, Ruiz Urquiza, S. C.
A member firm of Deloitte Touche Tohmatsu

C.P.C. Jorge I. Peralta Álvarez
Mexico City, Mexico
July 2, 2004

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Grupo Minero México, S. A. de C. V.)

CONSOLIDATED BALANCE SHEETS

(US$ in thousands)

	December 31,
	2003	2002
ASSETS
CURRENT ASSETS:
Cash	$2,388	$3,325
Cash retained in collateral accounts		756
Trade receivables—Net of allowance for doubtful accounts of $3,349 in 2003 and $4,104 in 2002	22,469	20,487
Recoverable taxes	10,023	2,234
Due from affiliated companies (Note 10)	47,803	85,800
Other	4,535	4,041
Inventories—Net (Note 4)	88,199	80,696
Prepaid expenses and other	4,327	3,677

Total current assets	179,744	201,016
PROPERTY, PLANT AND EQUIPMENT—Net (Note 5)	218,879	240,613
OTHER ASSETS—Net (Note 6)	2,172	3,138

	$400,795	$444,767

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$7,909	$32,503
Other accrued liabilities	17,541	12,730
Due to affiliated companies (Note 10)	30,945	46,836
Income asset taxes payable and employees' statutory profit sharing	13	3,536
Deferred income taxes and employees' statutory profit sharing (Note 11)	25,808	23,248

Total current liabilities	82,216	118,853
Due to affiliates—Minera México, S. A. de C. V.		14,277
Labor liabilities (Note 7)	69	3,347
Deferred income taxes and employees' statutory profit sharing (Note 11)	14,075	15,312

Total liabilities	96,360	151,789

CONTINGENCIES AND COMMITMENTS (Note 13)
MINORITY INTEREST	(376)	(344)

STOCKHOLDERS' EQUITY (Note 8):
Common stock (15,741,000 shares authorized and shares outstanding at December 31, 2003 and 2002)	355,714	355,714
Accumulated other comprehensive income (loss)		(5,498)
Accumulated deficit	(50,903)	(56,894)

Total stockholders' equity	304,811	293,322

	$400,795	$444,767

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(US$ in thousands, except per share data)

	Year ended December 31,
	2003	2002	2001
Net sales	$216,206	$230,520	$290,576
Costs and operating expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown below)	176,207	204,620	288,215
Administrative expenses	9,250	9,969	13,177
Depreciation and amortization	17,657	20,142	20,379

Income (loss) from operations	13,092	(4,211)	(31,195)

Interest expense	1,620	2,655	3,702
Interest income	(2,137)	(1,258)	(458)
Remeasurement loss (gain)—Net	2,890	(12,993)	1,578
Other—Net	(2,107)	(2,116)	(12,178)

	266	(13,712)	(7,356)

Income (loss) before income taxes and minority interest	12,826	9,501	(23,839)
Provision (benefit) for income taxes	6,865	(7,197)	(6,796)
Minority interest	(30)	(107)	99

Consolidated net income (loss)	$5,991	$16,805	$(17,142)

Income (loss) per share	$0.04	$1.07	$(1.09)

Weighted average number of shares outstanding	15,741,000	15,741,000	15,741,000

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

	Outstanding shares	Common stock	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders' equity
Balances at December 31, 2000	15,741,000	$355,714		$(56,557)	$299,157
Comprehensive result:
Net loss for the year				(17,142)	(17,142)

Balances at December 31, 2001	15,741,000	355,714		(73,699)	282,015
Comprehensive result:
Net income for the year				16,805	16,805
Additional liability for employee benefit obligations			$(5,498)		(5,498)

Total comprehensive result					11,307

Balances at December 31, 2002	15,741,000	355,714	(5,498)	(56,894)	293,322
Comprehensive result:
Net loss for the year				5,991	5,991
Additional liability for employee benefit obligations			5,498		5,498

Total comprehensive result					11,489

Balances at December 31, 2003	15,741,000	$355,714	$—	$(50,903)	$304,811

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$ in thousands)

	Year ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year	$5,991	$16,805	$(17,142)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation, amortization and depletion	17,657	20,142	20,379
Cost of sale of property and equipment	5,267
Deferred income taxes	3,827	(10,334)	(10,313)
Deferred employees' profit sharing	890	(2,807)	(873)
Minority interest	(30)	(107)	99
Employee benefit liabilities	1,207	1,269	41
Remeasurement loss (gain)	2,890	(12,993)	1,578
Allowance for doubtful accounts			795
Reserve for obsolescence of materials		138
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Trade receivables	(1,984)	6,958	7,064
Other accounts receivable	30,208	(73,532)	(2,031)
Inventories	(7,503)	3,409	21,650
Other assets	(1,143)	(39)	(4,498)
Accounts payable and accrued liabilities	(55,966)	53,095	(8,767)

Net cash (used in) provided by operating activities	1,311	2,004	7,982

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(5,675)	(3,895)	(8)
Proceeds from the sale of fixed assets	3,314
Other assets		(1,535)

Net cash used in investing activities	(2,361)	(5,430)	(8)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash restricted as collateral accounts	755	8,578	(9,334)

Net cash provided by (used in) financing activities	755	8,578	(9,334)

Effect of exchange rate changes on cash and cash equivalents	(642)	(2,107)	535

(Decrease) increase in cash and cash equivalents	(937)	3,045	(825)
Cash and cash equivalents at beginning of the year	3,325	280	1,105

Cash and cash equivalents at end of the year	$2,388	$3,325	$280

SUPPLEMENTAL CASH FLOW OF INFORMATION:
Cash paid during the period for:
Income taxes	$3,332	$568	$3,451

Supplemental schedule of non-cash investing and financing activities:
Additional liability for employee benefit obligations	$(5,498)	$5,498	$517

The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES
(Subsidiary of Grupo Minero México, S. A. de C. V.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

(US$ in thousands)

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT EVENTS:

        The operating companies that comprise Industrial Minera México, S. A. de C. V. (IMMSA) and subsidiaries (collectively, Company) are in the metallurgical mining industry. They engage in the exploration, mining and processing of metallic and nonmetallic minerals as well as the mining of coal and the refinement of copper, zinc, gold and silver. The majority of the Company's sales market is in the United States and Mexico. The Company is a 98.91%-owned indirect subsidiary of Grupo México, S. A. de C. V. (GMEXICO), through its holding company Minera México, S. A. de C. V. (MM).

NOTE 2—BASIS OF PRESENTATION:

a.    Consolidation of financial statements—

        The consolidated financial statements as of December 31, 2003 and 2002 include the financial statements of IMMSA and those of its subsidiaries that consolidate the financial statements of their subsidiaries:

Company	Ownership percentage as of December 31, 2003 (%)
Minerales y Minas Mexicanas, S. A. de C. V.	66.74
Compañía de Terrenos e Inversiones de San Luis Potosí, S. C. por A., S. A.	99.29

        The consolidated financial statements include the accounts of the Company and its subsidiaries, all under the same management. All significant intercompany balances and transactions have been eliminated in consolidation.

        IMMSA is a majority-owned indirect subsidiary of GMEXICO.

b.    Foreign exchange effect and basis of presentation and remeasurement into U.S. dollars—

        The Company's functional currency is the U.S. dollar. IMMSA maintains its books in Mexican pesos. Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for inventory, property, plant and equipment and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at average exchange rates in effect during the period, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. The most significant difference between Mexican GAAP and U.S. GAAP, as they relate to the Company, is that Mexican GAAP recognizes the comprehensive effects of inflation on financial statements. The accompanying financial statements have been remeasured from Mexican pesos into U.S. dollars by applying the procedures specified in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation".

        Relevant exchange rates used in the preparation of the financial statements were as follows (Mexican pesos per one U.S. dollar):

	2003		2002		2001
Exchange rate at December 31	PS	11.2360	PS	10.3125	PS	9.1692
Weighted average exchange rate for the year ended	PS	10.7869	PS	9.6589	PS	9.3387

c.    Reclassifications—

        Certain amounts in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2003.

NOTE 3—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

        The significant accounting policies of the Company are summarized as follows:

a.    Cash and cash equivalents—

        Cash and cash equivalents are primarily short-term investment funds, variable income securities and bank deposits with original maturities of three months or less and are valued at market.

b.    Inventories—

        Metal inventories are stated at the lower of average cost or market value. Costs incurred in the production of metal inventories exclude general and administrative costs.

        Materials and supplies are stated at the lower of average cost or market value. Supplies are valued at average cost less an allowance for obsolescence.

        Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

        Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, high-purity molybdenum chemicals and other metallurgical products).

c.    Impairment of long-lived assets—

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are determined to be impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value. No impairment charges were recorded during the years ended December 31, 2003, 2002 and 2001.

d.    Property, Plant and Equipment—

        Property, plant and equipment are carried at cost. Additions, improvements and expenditures for repairs and maintenance that significantly add to the productive capacity or life of an asset are capitalized; other expenditures for repairs and maintenance are expensed as incurred.

        The principal depreciation method used for mining, smelting and refining operations is the straight-line method applied on a group basis.

        Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

        Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

        Mine exploration costs to maintain production of operating mines are charged to operations as incurred. Mine development expenditures at new mines, and major development expenditures at operating mines outside existing pit limits that are expected to benefit future production beyond a minimum of one year, are capitalized and amortized using the straight-line method.

e.    Other assets—

  •
  Mine development costs—Exploration costs incurred before operation of a site begins are expensed as incurred, except for expenditures on specific properties where proven and probable mineral resources have been confirmed, in which case the expenditures are capitalized as mine development costs. Capitalized mine development costs are amortized on a straight-line basis over the estimated useful lives of the corresponding proven metal reserves.

  •
  Other assets—Other assets are comprised mainly of licenses, expenses related to the development of software for internal use, and debt issuance costs. Debt issuance costs are amortized using the interest method over the term of the related debt. Expenses related to the development of software for internal use are amortized on a straight-line basis over the estimated life of the asset.

f.    Environmental remediation costs—

        In accordance with Statement of Position 96-1 (SOP 96-1) "Environmental Remediation Liabilities", the Company accrues the costs associated with environmental remediation obligations when such costs are probable and determinable and generally not later than upon completion of the remediation feasibility study. Such accruals are adjusted as new information develops or circumstances change and recorded at gross amount net of estimated land. Recoveries of environmental remediation costs from other parties are recorded as assets when the recovery is deemed probable.

g.    Comprehensive result—

        Comprehensive result is defined as the change in equity of a business enterprise during a period arising from transactions and other events and circumstances involving non-owner sources. For the years ended December 31, 2003, 2002 and 2001, comprehensive result was composed of net income (loss) and the change in the additional minimum pension liability.

h.    Employee benefit obligations—

        The Company records the liabilities for seniority premiums, pensions and retirement payments similar to pensions as accrued, using actuarial calculations based on the projected unit credit method and real interest rates. Accordingly, the liability is being accrued which at present value will cover the obligation for benefits projected to the estimated retirement date of the Company's employees. Indemnity payments are charged to results in the period in which they become payable.

        The Company records the liability for postretirement medical benefits based on actuarial calculations under the projected unit credit method.

        When there is a significant reduction in personnel due to the restructuring of the labor force or the closing of a plant, the corresponding indemnity costs, net of the corresponding reduction in the projected benefit obligation and the related items to be amortized, are charged to income.

i.    Income tax, asset tax and employees' statutory profit sharing—

        The Company recognizes deferred income tax and employees' statutory profit sharing assets and liabilities for the future tax consequences of all temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax or employees' statutory profit sharing bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. Deferred income tax and employees' statutory profit sharing assets are reduced a valuation allowance for those estimates amounts, wich in the opinion of management, will more likely than not will not be realized.

j.    Foreign currency balances and transactions—

        Monetary assets and liabilities denominated in foreign currency are translated into U.S. dollars at the applicable exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average rates in effect for the period. Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Exchange fluctuations are recorded in income in the consolidated statements of operations.

k.    Revenue recognition—

        The Company sells its products pursuant to sales contracts entered into with its customers. Revenue for all the Company's products is recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of the sales contract, generally upon shipment of product. Product pricing is based upon quoted commodity prices plus applicable premiums or prevailing market prices.

        Certain of our sales agreements provide for provisional pricing based on either the New York Commodity Exchange or the London Metal Exchange (as specified in the contract) when shipped. At December 31, 2003, the difference between the spot rate at that date and the provisional price for outstanding contracts was not significant.

        Amounts billed to customers for shipping and handling are classified as net sales. Amounts incurred for shipping and handling are included in cost of sales.

l.    Income (loss) per share—

        Basic income (loss) per share is calculated by dividing consolidated net income (loss) by the weighted average number of common shares outstanding during the year. The options awarded to employees do not have a material effect on the determination of basic loss per share.

m.    Hedging activities—

        Derivative instruments may be used to manage exposure to market risk from changes in commodity prices (metal and energy products), interest rates or the value of the Company's assets and liabilities. Derivative financial instruments are recognized as either assets or liabilities in the balance sheet. To qualify for hedge accounting, derivative instruments must be designated as a hedge in writing at acquisition or inception of the hedge. In addition, such instruments must be periodically evaluated and deemed to be "highly effective" at reducing the risk associated with the exposure being hedged. Any ineffectiveness of the hedge is reported in current earnings. Unrealized gains or losses of derivative financial instruments that fail to qualify for hedge accounting are recognized in earnings.

        The Company does not maintain or issue financial instruments for speculative purposes. Generally, the Company's derivative instruments are not designated in hedging relationships for accounting purposes. Decisions with respect to each transaction and to the overall hedging policies are made by an Executive Risk Committee. The objective of the committee, which is currently comprised of the

Chairman of the Board of Directors, the Chief Financial Officer and the Assistant Director of Risk Management, is to ensure that the risks and benefits have been appropriately assessed.

        The Company enters into swap and option transactions or a combination of both to reduce or eliminate the risk of purchase or sales price fluctuations. For instance, for the purpose of reducing the risk of fluctuations in metal prices, the Company may purchase put options or create synthetic put options to reduce or eliminate the risk of metal price declines below the option strike price on a portion of its anticipated future sales.

        The Company did not enter into transactions with derivative financial instruments during 2003, 2002 or 2001.

n.    Concentration of credit risk—

        Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. Management believes this risk is minimal as the Company routinely performs credit evaluations on its customers.

        The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

        The three largest customers accounted for 32%, 9% and 7% of total sales in 2003, 30%, 12% and 9% of total sales in 2002 and 27%, 7% and 6% of total sales in 2001, respectively.

        The table below represents the rollforward of the allowance for doubtful accounts:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$3,309	$795	$—	$4,104
Year ended December 31, 2002	$4,104	$—	$—	$4,104
Year ended December 31, 2003	$4,104	$—	$(755)	$3,349

o.    Estimates—

        The accounting policies followed by the Company require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current circumstances, actual results may differ.

p.    Impact of New Accounting Standards—

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life. The adoption of SFAS No. 143 did not have a material effect on the Company's financial statements. The Company did not have any significant legal obligations for asset retirements as of December 31, 2003 and 2002. In addition, the Company has instituted extensive environmental conservation programs at its mining facilities. Company's environmental programs and other regulations applicable to concessions and properties include water recovery systems to conserve water and minimize contamination of nearby streams, revegetation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions. Company's management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on its business, properties, results of operations or financial condition.

        Effective January 1, 2003, the Company implemented SFAS No. 145 "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections", under which gains and losses from extinguishment of debt are classified as extraordinary items only if they meet criteria outlined in Accounting Principles Statement No. 30. There were no effects on the Company's financial statements as a result of the implementation of SFAS No. 145.

        Effective January 1, 2003, the Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3 "Liability Recognition for Certain Employees' Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The adoption of SFAS No. 146 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial statements.

        Effective January 1, 2003, the Company adopted SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS No. 148 does not alter the provisions of SFAS No. 123, nor does it require stock-based compensation to be measured under the fair-value approach under SFAS No. 123. The Company uses the disclosure only provisions of SFAS No. 123. The adoption of SFAS No. 148 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FASB interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, FIN 46 was replaced by FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46 (R)") FIN 46 (R) clarifies the application of Accounting Research Statement No. 51 "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 (R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity's expected losses, is entitled to receive a majority of the entity's expected residual returns or both. For investments in variable interest entities formed after December 31, 2003, the Company will be required to apply FIN 46 (R) as of January 1, 2004. For investments in variable interest entities formed on or before December 31, 2003, the Company will be required to apply FIN 46 (R) in the first annual period beginning after December 15, 2004. The Company does not expect the adoption of FIN 46 (R) to have a material impact on its financial statements.

        In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. The Company adopted the provisions of SFAS No. 149 in 2003, which did not have a material effect on the Company's financial statements.

        In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 in 2003, which did not have a material effect on the Company's financial statements.

NOTE 4—INVENTORIES:

	December 31,
	2003	2002
Materials and supplies	$24,144	$22,757
Finished goods metals	64,959	58,005
Work-in-process	826	1,664

	89,929	82,426
Allowance for obsolescence	(1,730)	(1,730)

	$88,199	$80,696

        The table below represents the rollforward of the allowance for obsolescence:

	Balance at beginning of period	Additions	Deductions	Balance at end of period
Year ended December 31, 2001	$1,592	$—	$—	$1,592

Year ended December 31, 2002	$1,592	$138	$—	$1,730

Year ended December 31, 2003	$1,730	$—	$—	$1,730

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

	December 31,
	2003	2002
Land	$26,081	$21,150
Mine development	7,783	9,400
Building and leasehold improvements	237,103	212,727
Automobiles and trucks	9,673	10,327
Mobile equipment	291,135	317,816
Processing equipment	73,345	75,387

	645,120	646,807
Accumulated depreciation and depletion	(432,439)	(416,655)

	212,681	230,152
Construction-in-progress	6,198	10,461

	$218,879	$240,613

        The average annual depreciation and amortization rates are as follows:

	December 31,
	2003	2002
Buildings and improvements	2.53%	2.69%
Infrastructure	2.50%	3.03%
Automobiles and trucks	7.70%	6.55%
Mobile equipment	4.65%	5.43%
Processing equipment	3.54%	3.63%

        During 2001, the operations of the Santa Eulalia mining unit in the State of Chihuahua, Velardeña, in the State of Durango, the Monterrey plant in the State of Nuevo León, and Rosario in the State of Sinaloa, were interrupted due to low mineral grades and high operating costs, which prevented the Company from conducting profitable operations at such locations. At December 31, 2003 and 2002, the net carrying value of these plants was $20,079.

NOTE 6—OTHER ASSETS:

	December 31,
	2003	2002
Investment in shares of associated and other unconsolidated companies	$689	$689
Other	1,621	2,513

	2,310	3,202
Accumulated amortization	(138)	(64)

	$2,172	$3,138

        The Company's estimated annual amortization over each of the next five years is approximately $240.

        The Company spent $5,900 in 2001, $3,600 in 2002 and $4,600 in 2003 on exploration programs which were recognized as operating expenses in those years.

NOTE 7—EMPLOYEE BENEFIT OBLIGATIONS:

        The liabilities from seniority premiums payable at retirement are recorded based on external actuarial calculations using the projected unit credit method. The Company uses a December 31, measurement date for its plans.

        The seniority premium liability under SFAS No. 87 "Employers' Accounting for Pensions", is as follows:

	Pension benefits
	December 31,
	2003	2002
Actuarial present value of benefit obligation:
Vested benefit obligation	$2,849	$3,187
Non-vested benefit obligation	4,140	4,525

Accumulated benefit obligation	6,989	7,712
Excess of projected benefit obligation over accumulated benefit obligation	1,477	1,590

Projected benefit obligation	8,466	9,302
Plan assets	(6,082)	(4,432)

Projected benefit obligation in excess of plan assets	2,384	4,870
Unrecognized prior service cost
Unrecognized net actuarial loss	(3,314)	(7,335)
Unrecognized transition obligation	999	1,225
Additional minimum liability		5,498
Intangible assets		(911)

Net pension liability	$69	$3,347

        Additional disclosures required by SFAS No. 132 "Employers' Disclosures about Pensions Other Postretirement Benefits", an Amendment to FASB Statements No. 87, 88 and 106, are as follows:

	Pension benefits
	December 31,
	2003	2002
Change in benefit obligation:
Projected benefit obligation at beginning of year	$(9,302)	$(10,197)
Service cost	(646)	(702)
Interest cost	(696)	(854)
Inflation adjustment	765
Actuarial (loss) gain—Net	1,413	2,451

Projected benefit obligation at end of year	$(8,466)	$(9,302)

Change in plan assets:
Fair value of plan assets at beginning of year	$4,068	$5,361
Actuarial return on plan assets	2,014	(929)

Fair value of plan assets at end of year	$6,082	$4,432

        The assumptions used to determine the pension obligation and seniority premiums as of year-end and net costs in the ensuring year were:

Weighted-average assumptions

	2003	2002	2001
Weighted average discount rate	10%	10%	13%
Expected long-term rate of return on plan assets	12%	12%	15%
Rate of increase in future compensation level	6%	6%	10%

Components of net periodic benefit cost

        The components of net periodic pension and seniority premium plan cost as of December 31, consist of the following:

	2003	2002	2001
Service cost	$646	$702	$883
Interest cost	696	853	1,415
Expected return on plan assets	(344)	(527)	(2,219)
Amortization of transition assets — Net	(125)	(136)	(153)
Recognized net actuarial loss	334	377	115

Total net periodic benefit cost	$1,207	$1,269	$41

        Insured other benefit cost trend rates have a significant effect on the amount reported of the other benefit plan.

        The Company's policy for determining asset mix-targets incluyes periodic consultation with recognized third party investment consultants. The expected long-term rate or return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

        These plans accounted for approximately 30 percent of benefit obligations. The following table represents the asset mix of the investment portfolio at December 31:

	2003	2002
Asset category:
Equity securities	87%	69%
Treasury bills	13%	31%

	100%	100%

        The amount of contributions that the Company expects to be paid to the plan during 2004 is not material.

NOTE 8—STOCKHOLDERS' EQUITY:

        At December 31, 2003, the Company's capital stock, was represented by 15,741,000 Class I common, no-par value, Series "A" shares amounting to $355,714.

        Dividends paid are not subject to income tax if paid from the Net Tax Profit Account (CUFIN). Any excess over this account is subject to a tax equivalent to 49.25% and 47.06%, depending on whether paid in 2004 and 2005, respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid are not subject to tax withholding. In the event of a capital reduction, any excess of stockholders' equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same tax treatment as dividends.

NOTE 9—SEGMENT INFORMATION:

        Based on the information reviewed by the Company's executive committee, the Company has concluded that its operations are within one reportable segment. Accordingly, only the financial information with respect to the principal business of producing copper has been presented.

        The prices of almost all of the Company's products are determined by international market quotations in U.S. dollars. The Company made direct sales in the following countries:

	Year ended December 31,
	2003	2002	2001
United States	$107,632	$81,133	$134,161
Switzerland	5,532	1,899	3,654
Belgium	2,937	203	149
Guatemala	2,236	627	725
Peru	193		2,759
Mexico	92,267	143,898	148,448

Total previous countries	210,797	227,760	289,896
Other countries	5,409	2,760	680

Total worldwide	$216,206	$230,520	$290,576

NOTE 10—BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

        a.     Balances receivable and payable with affiliated companies and related parties are shown below:

	December 31,
	2003	2002
Accounts receivable:
Minera México Internacional, Inc.	$8,740	$7,819
Grupo México, S. A. de C. V.	10,267	4,030
Servicios de Apoyo Administrativo, S. A. de C. V.	3,404	3,140
Minera México, S. A. de C. V. (Formerly Grupo Minero México, S. A. de C. V.)	24,430	69,320
Minerales Metálicos del Norte, S. A.		1,373
Other	962	118

	$47,803	$85,800

Accounts payable:
Mexicana de Cobre, S. A. de C. V.	$23,853	$41,714
Asarco, Inc.	4,748	3,355
Mexicana de Cananea, S. A. de C. V.	90	1,677
Líneas Ferroviarias Mexicanas, S. A. de C. V.		90
Minerales Metálicos del Norte, S. A.	1,853
Other	401

	$30,945	$46,836

        b.     The main transactions carried out with affiliated companies and related parties were as follows:

	Year ended December 31,
	2003	2002	2001
Revenues:
Sales	$79,554	$112,737	$65,608

Interest	$2,060	$1,124	$286

Other	$1,484	$2,408	$2,901

Expenses:
Interest	$1,488	$2,655	$3,602

Administrative services	$4,456	$4,988	$6,972

        The Company lends to and borrows among affiliates from time to time to fund acquisitions and for other corporate purposes. These financing transactions bear interest at market rates.

NOTE 11—INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

        In accordance with Mexican tax law, the Company is subject to asset tax and income tax, which take into consideration the taxable and deductible effects of inflation. Through December 31, 2001, the Mexican income tax rate was 35%, with the obligation to pay 30% currently and the option of deferring the remaining 5% until profits are eventually distributed. The new tax law enacted January 1, 2002, eliminated the option to defer the portion of the income tax payment and reduces the 35% income tax rate by one percentage point each year until it reaches 32% in 2005. The deduction of the employees' statutory profit sharing amount and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.

        Asset tax is calculated by applying 1.8% to the Company's asset position, as defined in the law, and is payable only to the extent that it exceeds the income tax payable for the same period. If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded asset tax in the three preceding years and any required payment of asset tax is creditable against the excess of the income tax over asset tax of the following 10 years.

        a.     Taxable income—The principal items which affect the determination of taxable income of Mexican companies are the differences between purchases and cost of sales, recognition of the effects of inflation on depreciation and on monetary assets and liabilities through the inflationary component, which differ for book and tax purposes.

        MM and its subsidiaries obtained authorization to file a consolidated income and asset tax return. Thus, the Company prepares a consolidated income tax return, including all of its subsidiaries. Additionally, the Company's subsidiaries file individual income tax returns. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

        The Company calculates employees' statutory profit sharing using the guidelines established in the Income Tax Law. The provision for employees' statutory profit sharing is included in cost of sales.

        b.     The components of the provision for income tax, deferred income tax and asset tax are summarized below:

	Year ended December 31,
	2003	2002	2001
Current:
Income tax	$3,015	$3,137	$3,517
Asset tax	23

	3,038	3,137	3,517
Deferred:
Income tax	3,827	(10,334)	(10,313)

	$6,865	$(7,197)	$(6,796)

        The employees' profit sharing expense was as follows:

	Year ended December 31,
	2003	2002	2001
Current	$29	$81	$999
Deferred	890	(2,807)	(873)

	$919	$(2,726)	$126

        Income tax expense for the years ended December 31, 2003, 2002 and 2001 differs from the Mexican Statutory income tax rate as follows:

	2003	2002	2001
Income (loss) before income taxes and minority interest	$4,361	$3,325	$(8,344)
Increase (decrease) due to:
Inflationary tax component—Net	(402)	(924)	78
Change in statutory tax rate		(7,345)
Change in valuation assumptions		(7,421)	6,457
Non-deductible items	408	5,168	(4,987)
Tax loss carryforward	205
Other	2,293

Tax at effective tax rate	$6,865	$(7,197)	$(6,796)

        The deferred income tax effect from the reduction in the 2002 income tax rates, related to the gradual reduction of the income tax rates explained above, resulted in the recalculation of the deferred income tax liability recorded as of December 31, 2001. The various rates applicable beginning in 2003 were applied to the temporary differences based on their estimated reversal date.

        c.     At December 31, 2003 and 2002, the main items comprising the (asset) liability balance of deferred income tax and employees' statutory profit sharing were as follows:

	2003		2002
	Deferred income tax	Deferred employees' statutory profit sharing	Deferred income tax	Deferred employees' statutory profit sharing
Current:
Inventories	$22,483	$6,813	$25,028	$7,361
Exchange (loss) gain				(2,023)
Non-deductible reserves	(2,677)	(811)	(6,878)	(240)

	19,806	6,002	18,150	5,098

Long-term:
Property, plant and equipment	8,668	2,627	8,650	3,513
Tax loss carryforwards			(169)
Recoverable asset tax	(3,152)		(250)
Deferred charges	2,278	690	2,757	811

	7,794	3,317	10,988	4,324

Valuation allowance	2,964

	10,758	3,317	10,988	4,324

	$30,564	$9,319	$29,138	$9,422

        d.     Tax loss carryforwards and recoverable asset tax paid for which the deferred income tax asset and prepaid income tax, respectively, have been recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2003 and expiration dates are as follows:

Year of expiration	Tax loss carryforwards	Recoverable asset tax
2012	$376	$187
2013		2,965

	$376	$3,152

NOTE 12—FINANCIAL INSTRUMENTS:

Concentration of risk—

        Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

        The Company invests or maintains available cash with various leading banks principally in Mexico and the U.S. or in commercial paper of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions and, by policy, limits the amount of credit exposure to any one institution. In the normal course of its activities, the Company grants credit to its customers. Although the accounts receivable resulting from these transactions are not guaranteed, the Company has not had any significant portfolio recovery problems.

NOTE 13—CONTINGENCIES AND COMMITMENTS:

        The Company is involved in various legal proceedings derived from its normal operations. The Company does not expect that any of these proceedings will have a material adverse effect in its financial condition or results of operations.

NOTE 14—SUBSEQUENT EVENTS:

        On February 3, 2004, GMEXICO, the largest stockholder of Southern Peru Copper Corporation (SPCC), presented a proposal regarding the possible sale to SPCC of all the shares of GMEXICO's subsidiary, MM, representing approximately 99% of MM's outstanding shares, in return for the issuance of additional shares of SPCC. MM holds substantially all of GMEXICO's Mexican mining assets.

        SPCC has formed a Special Committee of Disinterested Directors, comprised of members of its Board, to evaluate the proposal. There is no assurance that this transaction will be consummated.

INDEX TO EXHIBITS

Exhibit
4(a	)	Merger Agreement, dated May 28, 2003, among Minera México and Grupo Minero México (Translation from Spanish into English).(1)
4(b	)
Common Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., Bank of America N.A., as administrative agent to the bank holders, HSBC Bank USA, as shared payment agent and collateral agent, HSBC Bank, USA, as SEN collateral agent, The Bank of New York, as trustee for Grupo Mexico Export Master Trust No. 1, as SEN Trustee. (2)
4(c	)
Amended and Restated Trust Indenture, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., as issuer of the Borrower Notes, The Bank of New York, as trustee of Grupo Mexico Export Master Trust No. 1, as issuer of the Secured Notes and HSBC Bank USA, as SEN collateral agent. (3)
4(d	)
SEN Security Agreement, dated as of April 29, 2003, among Grupo Minero México, S.A. de C.V., as borrower, The Bank of New York, as trustee of Grupo México Export Master Trust No. 1, as SEN Trustee, Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., as guarantors and HSBC Bank USA, as SEN collateral agent. (4)
4(e	)
U.S. Security Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., HSBC Bank USA, as shared payment agent and collateral agent, and HSBC Bank, USA, acting in its individual capacity. (5)
4(f	)
Mexican Security Trust Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Americas Mining Corporation, Minera México, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A. and México Compañía Inmobiliaria, S.A., collectively, as grantors, and GE Capital Bank, S.A., Institucion de Banca Múltiple and Capital Grupo Financiero, as trustees. (6)

4(g	)
Amended and Restated Credit Agreement, dated April 29, 2003, among Grupo Minero México, S.A. de C.V., Minera México, S.A. de C.V., Industrial Minera México, S.A. de C.V., Minera México Internacional, Inc., Mexicana de Cobre, S.A. de C.V., Minerales Metálicos del Norte, S.A., Mexicana de Cananea, S.A. de C.V., Mexicana del Arco, S.A. de C.V., Minerales y Minas Mexicanas, S.A. de C.V., Compañía de Terrenos e Inversiones de San Luis Potosí, Sociedad Civil por Acciones S.A., México Compañía Inmobiliaria, S.A., Proyecciones Urbanisticas S. de R.L. C.V., certain financial institutions as Bank Holders, and Bank of America N.A., as administrative agent. (7)
4(h	)
Credit Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a credit of U.S. $21,445,054 to finance the purchase of foreign capital goods. (8)
4(i	)
Facility Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) and the Export-Import Bank of the United States in relation to a facility of U.S.$49,878,640 to finance the purchase of foreign capital goods, equipment and spare parts. (9)
4(j	)
Down Payment Financing Agreement dated February 6, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. and Minerales y Minas Mexicanas, S.A. de C.V. (as guarantors), Bank of America, N.A. (as lender) in relation to a loan of U.S.$11 million to refinance the down payment portion of the purchase price paid for certain capital goods, equipment and replacements. (10)
4(k	)
Line of Credit Agreement dated August 10, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A. (as guarantors) and Banco Nacional de Comercio Exterior, S.N.C. in relation to a facility of U.S.$50 million to finance working capital needs (Translation from Spanish into English). (11)
4(l	)
Credit Agreement dated August 30, 2001, among Grupo Minero México, S.A. de C.V. (as borrower), Grupo México S.A. de C.V. (parent guarantor), Mexicana de Cobre S.A. de C.V., Industrial Minera México, S.A. de C.V., Mexicana de Cananea, S.A. de C.V., Minerales Metálicos del Norte, S.A., Minera México Internacional, Inc. (as subsidiary guarantors), the lending institutions that become parties to the agreement, and the Bank of Nova Scotia as administrative agent and sole lead manager in relation to a credit of U.S.$100 million to refinance previous indebtedness and finance capital expenditures and working capital needs. (12)

2

8	List of Subsidiaries.
12.1	Certification of Chief Executive Officer of Minera México, S.A. de C.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of Minera México, S.A. de C.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of Minera México, S.A. de C.V., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer of Minera México, S.A. de C.V., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Previously filed and incorporated by reference to exhibit 4(a) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 16, 2003.

(2)
Previously filed and incorporated by reference to exhibit 4(b) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(3)
Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(4)
Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(5)
Peviously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(6)
Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(7)
Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2003.

(8)
Previously filed and incorporated by reference to exhibit 4(c) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(9)
Previously filed and incorporated by reference to exhibit 4(d) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(10)
Previously filed and incorporated by reference to exhibit 4(e) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(11)
Previously filed and incorporated by reference to exhibit 4(f) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

(12)
Previously filed and incorporated by reference to exhibit 4(g) to Grupo Minero México S.A. de C.V.'s Annual Report on Form 20-F, filed on July 15, 2002.

3

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
PART I.
SELECTED FINANCIAL DATA
SELECTED OPERATING DATA
RISK FACTORS
HISTORY AND DEVELOPMENT OF THE COMPANY
ORGANIZATIONAL STRUCTURE
BUSINESS OVERVIEW
Minera México, S.A. de C.V. Sales Distribution 2001, 2002 and 2003 (Revenues in Thousands of U.S. Dollars)
DESCRIPTION OF PROPERTY, PLANT AND EQUIPMENT
Minera México, S.A. de C.V. Mines and Plants Capacity Utilization in 2003
Ore Reserves—Open-Pit Mines Mexcobre Unit (estimated as of January 1, 2004)
Cananea Unit (estimated as of January 1, 2004)
Ore Reserves—Underground Mines Immsa Unit (estimated as of January 1, 2004)
CAPITAL EXPENDITURES
OPERATING RESULTS
TREND INFORMATION
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
DIRECTORS AND SENIOR MANAGEMENT
COMPENSATION
BOARD PRACTICES
EMPLOYEES
SHARE OWNERSHIP
MAJOR SHAREHOLDERS
RELATED PARTY TRANSACTIONS
EXCHANGE CONTROLS
TAXATION
DOCUMENTS ON DISPLAY
SUBSIDIARY INFORMATION
INTEREST RATE RISK
FOREIGN EXCHANGE RISK
COMMODITY PRICE RISK
SENSITIVITY ANALYSIS
PART II.
PART III.
Signature Pages
ANNEX A
ANNEX F FINANCIAL STATEMENTS OF MINERA MÉXICO, S.A. DE C.V.
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Americas Mining Corporation) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Americas Mining Corporation) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Americas Mining Corporation) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Americas Mining Corporation) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
SUPPLEMENTAL CONDENSED CONSOLDATING OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003 (US$ in thousands)
SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS POSITION FOR THE YEAR ENDED DECEMBER 31, 2002 (US$ in thousands)
ANNEX F-1 FINANCIAL STATEMENTS OF MEXICANA DE COBRE, S.A. DE C.V.
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
MEXICANA DE COBRE, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
ANNEX F-2 FINANCIAL STATEMENTS OF MEXICANA DE CANANEA, S.A. DE C.V.
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2002
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
MEXICANA DE CANANEA, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Minera México, S. A. de C. V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
ANNEX F-3 FINANCIAL STATEMENTS OF INDUSTRIAL MINERA MÉXICO, S.A. DE C.V.
INDEX
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Grupo Minero México, S. A. de C. V.) CONSOLIDATED BALANCE SHEETS (US$ in thousands)
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (US$ in thousands, except per share data)
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)
INDUSTRIAL MINERA MÉXICO, S. A. DE C. V. AND SUBSIDIARIES (Subsidiary of Grupo Minero México, S. A. de C. V.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003, 2002 AND 2001 (US$ in thousands)
INDEX TO EXHIBITS